Press release

Annual General Meeting of Banca Popolare di Lodi
2001 financial statements approved almost unanimously
Gianpiero Fiorani re-elected chief executive officer

Banca Popolare di Lodi's AGM, with more than 1,800 shareholders in attendance, approved almost unanimously (with only one vote against) the results for the year 2001 which closed with a consolidated net profit of 75,311 mn euro, compared with 66,031 mn euro in 2000, an increase of 14.05%. So despite the negative trend on financial markets, the Bipielle Group has managed to continue its growth trend in operating volumes and earnings, helped by effective rationalisation and reorganisation of the corporate structure, careful risk management, and by the fact that traditional banking activities held up satisfactorily.

The main contribution to this result came from the Parent Bank, which in 2001 further consolidated its activities, while at the same time continuing the positive results achieved in recent years.

Based on these results, the AGM approved a dividend per BPL share of **0.18 euro**, the same as last year, even though the total number of shares has increased from 120,939,263 to 139,872,177. Indeed, the pay-out ratio has gone from 22% of the 2000 net profit to 26% of earnings in 2001.

Dividends will be payable from 23 May 2002, with the shares going ex-coupon on 20 May 2002.

Together with the financial statements, the AGM also approved the communiqué by which the board of directors announced that they were taking account of Decree Law 63/2002 which suspended from fiscal year 2001 the tax benefits envisaged under the Ciampi Law for banks organising mergers and acquisitions designed to concentrate the banking industry. In particular, the shareholders acknowledged that were this suspension to become definitive, it would result in an additional tax charge in 2002 of 8.2 million euro, which would be taken out of the reserve for general banking risks. In the event that, despite pending appeals, the tax benefits provided under arts. 22 and 23 were to be cancelled or suspended, or if they became inapplicable, authorisation has now been given by the shareholders for the Bank to charge the portion of net profit set aside under the Ciampi Law against distributable reserves.

There was little or no change in the total number of Group employees: there were 7,227 at 31 December 2000, compared with 7,247 now; while the number of branches has risen to 700 and is due to reach 800 by the end of next year.

The shareholders also approved the proposal to increase the number of members of Banca Popolare di Lodi's board of directors from 16 to 19, appointing three new directors: **Erich Mayr**, representing the Fondazione Cassa di Risparmio di Bolzano; **Roberto Robotti**, representing CGNU; and **Osvaldo Savoldi**, representing the Hopa Group.

The AGM also re-elected the following directors: Giorgio Chiaravalle, Francesco Ferrari, Gianpiero Fiorani, Luca Garavoglia, Carlo Gattoni, Antonio Premoli, Giammaria Visconti di Modrone and Desiderio Zoncada.

As regards the board of statutory auditors, the following were elected as acting auditors: Gianandrea Goisis (chairman), Francesco Vesce, Giacinto Paolo Bonazzi, Bassano Bianchini and Roberto Araldi; with the following as alternate auditors: Carlo Lazzarini and Aldino Quartieri.

The board of directors met immediately after the AGM and reappointed **Gianpiero Fiorani** as Chief Executive Officer for another three years, while **Desiderio Zoncada,** was reconfirmed as Senior Deputy Chairman for the same period.

Banca Popolare di Lodi's new board of directors therefore consists of Giovanni Benevento (Chairman), Desiderio Zoncada (Senior Deputy Chairman), Giorgio Olmo (Deputy Chairman),

Gianpiero Fiorani (Chief Executive Officer), Luca Barilla, Giorgio Chiaravalle, Francesco Ferrari, Luca Garavoglia, Carlo Gattoni, Domenico Lanzoni, Erich Mayr, Amato Luigi Molinari, Carlo Pavesi, Antonio Premoli, Roberto Robotti, Osvaldo Savoldi, Enrico Tessera, Giammaria Visconti di Modrone and Domenico Zucchetti.

Lodi, 20 April 2002

OPOLARE

DI LODI

LA PRIMA BANCA POPOLARE SORTA IN ITALIA

2001
RELAZIONE E BILANCIO

BILANCIO CONSOLIDATO

137° ESERCIZIO

GRUPPO BIPIELLE

BANCA POPOLARE DI LODI

LA PRIMA BANCA POPOLARE SORTA IN ITALIA

2001

RELAZIONE E BILANCIO

137° ESERCIZIO

GRUPPO BIPIELLE

I Soci della Banca sono convocati in Assemblea Ordinaria che avrà luogo in 1ª convocazione il giorno 19 aprile 2002 alle ore 9 presso la Sede Centrale della Banca (Lodi – Via Polenghi Lombardo, 13) ed in 2ª convocazione

SABATO 20 APRILE 2002

alle ore 9,30 presso l'auditorium del Bipielle City (Lodi, Via Polenghi Lombardo, 13) per deliberare sul seguente

ORDINE DEL GIORNO

1. Esame del Bilancio al 31 dicembre 2001, previa relazione del Consiglio di Amministrazione e dei Sindaci; determinazione del riparto utili; delibere conseguenti;

2. Determinazione composizione numerica del Consiglio di Amministrazione: nomina Amministratori;

3. Nomina cinque Sindaci effettivi e due Sindaci supplenti;

4. Determinazione del compenso agli Amministratori per l'esercizio 2002;

5. Determinazione della retribuzione al Collegio Sindacale per il triennio 2002/2004;

6. Integrazione del Collegio dei Probiviri.

Lodi, 19 marzo 2002

IL PRESIDENTE
(Dott. Giovanni Benevento)

SOCIETA' DI REVISIONE

ARTHUR ANDERSEN S.p.A.

Amministrazione della Banca

PRESIDENTE	* BENEVENTO dott. GIOVANNI
VICE PRESIDENTE VICARIO	* ZONCADA dott. DESIDERIO
VICE PRESIDENTE	* OLMO dott. GIORGIO
AMMINISTRATORE DELEGATO	* FIORANI dott. GIANPIERO
AMMINISTRATORI	BARILLA dott.LUCA CHIARAVALLE avv. GIORGIO * FERRARI dott. FRANCESCO GARAVOGLIA dott. LUCA GATTONI ing. CARLO * LANZONI dott. DOMENICO MOLINARI dott. AMATO LUIGI PAVESI ing. CARLO PREMOLI dott. ANTONIO TESSERA dott. ENRICO VISCONTI di MODRONE dott. GIANMARIA * ZUCCHETTI dott. DOMENICO
SINDACI EFFETTIVI	GOISIS prof. GIANANDREA - Presidente BIANCHINI avv. BASSANO BONAZZI dott. PAOLO GIACINTO MANTOVANI rag. GIANERNESTO VESCE avv. FRANCESCO
SINDACI SUPPLENTI	PANIZZI dott. GIULIANO VENTURINI dott. MARIA
PROBIVIRI EFFETTIVI	CHIARAVALLE avv. GIORGIO (dimissionario) MANFRINI dott. VALERIO PADOVANI avv. ANGELO LOCATELLI avv. VITTORIO MOLINARI dott. GIOVANNI
PROBIVIRI SUPPLENTI	BUSSI rag. GIUSEPPE GARBELLI rag. ATTILIO

* Componenti del Comitato Esecutivo

POTERI DEGLI ORGANI AMMINISTRATIVI E DELEGHE LORO ATTRIBUITE

Sulla base dello Statuto Sociale vigente si indicano di seguito i poteri e le deleghe attribuiti agli Amministratori.

Presidente del Consiglio di Amministrazione

Al Presidente del Consiglio di Amministrazione, ai sensi dell'art. 39 dello Statuto, spettano la rappresentanza legale della società di fronte ai terzi ed in giudizio e la firma sociale.

In sua assenza o impedimento gli stessi poteri sono conferiti al Vice Presidente e, in mancanza di questo, all'Amministratore Delegato.

Comitato esecutivo

Il Comitato Esecutivo è composto (attualmente) da 7 membri e opera sulla base del Regolamento approvato dal Consiglio di Amministrazione (art. 37 dello Statuto).

Amministratore Delegato

L'Amministratore Delegato opera sulla base delle attribuzioni a lui delegate dal Consiglio di Amministrazione (art. 36 dello Statuto).



Relazione sulla Gestione

DATI DI SINTESI

Importi in Eur/000	2001	2000	Variazione assoluta	Variazione %
Dati Patrimoniali				
Totale attivo	16.252.734	13.616.075	2.636.659	19,36%
Totale crediti	9.175.857	7.195.877	1.979.980	27,52%
di cui: crediti verso clientela	6.606.710	5.635.236	971.474	17,24%
Titoli	3.840.097	3.661.694	178.403	4,87%
Partecipazioni	1.849.729	1.625.748	223.981	13,78%
Totale debiti	12.706.565	10.701.136	2.005.429	18,74%
di cui: debiti verso clientela e debiti rappr. da titoli	10.300.780	7.748.471	2.552.309	32,94%
Posizione netta interbancaria	7.808	(1.392.024)	1.399.832	100,56%
Passività subordinate	971.982	914.994	56.988	6,23%
Patrimonio netto (escluso utile)	1.662.402	1.262.611	399.791	31,66%
Dati economici				
Margine di interesse	374.104	324.026	50.078	15,45%
Margine di intermediazione	513.970	490.236	23.734	4,84%
Risultato lordo di gestione	241.976	234.746	7.230	3,08%
Utile attività ordinarie	102.114	107.912	(5.798)	-5,37%
Utile netto	95.665	98.449	-2.784	-2,83%
Struttura operativa				
Numero dipendenti	2.642	2.549	93	3,65%
Numero sportelli	362	300	62	20,67%
Indici di bilancio				
ROE medio*	6,62%	8,54%		
ROA	0,59%	0,72%		
Margine interesse/ Margine intermediazione	72,79%	66,10%		
Costi operativi/ Margine intermediazione	52,92%	52,12%		
Immobilizzazione totali/Totale attivo	2,06%	2,10%		
Crediti in sofferenza netti/ Crediti verso clientela	2,83%	2,74%		
Patrimonio di vigilanza/ Attività a rischio ponderate	23,29%	21,54%		
Indici riferiti all'azione ordinaria (in Euro)				
Minimo	6,868	10,813		
Massimo	13,393	17,108		
Prezzo medio	10,758	12,584		

(*) Roe medio calcolato come rapporto tra utili di periodo e medie mensili del patrimonio netto, escludendo l'utile.

Segnaliamo che nella presente relazione tutti i valori sono espressi in euro, in relazione all'adozione fin dal 1° settembre 2001 della nuova unità di conto. Per ragioni di comparabilità, i valori relativi ai periodi precedenti ed espressi in lire sono ora esposti in euro.

L'ATTIVITA' DELLA BANCA E I CRITERI OPERATIVI

PREMESSA

Il progetto strategico del Gruppo Bipielle, di cui la Banca Popolare di Lodi è Capogruppo, è quello di affermarsi, per ambiti di attività e risultati, come uno dei principali protagonisti del panorama finanziario nazionale.

I traguardi conseguiti e gli avvenimenti che hanno caratterizzato l'esercizio 2001 del Gruppo, descritti in dettaglio nella Relazione consolidata sulla gestione a cui rimandiamo, confermano la validità delle scelte intraprese.

Nella Banca Popolare di Lodi si vengono a sommare le attività e le competenze tipiche di una Capogruppo, che le attribuiscono compiti di definizione di strategie globali, coordinamento e controllo, e quelle di una banca commerciale, che comportano la messa in atto di iniziative e risultati funzionali al raggiungimento degli obiettivi di Gruppo.

Per evitare duplicazioni con la Relazione che accompagna il bilancio consolidato, nella presente trattazione ci si soffermerà principalmente su questo secondo ambito di attività, con la dovuta premessa che tale distinzione di ruoli non è sempre semplicisticamente distinguibile e rappresentabile.

In altri termini, gli accadimenti ed i risultati conseguiti dalla Banca Popolare di Lodi nel 2001, non sono interpretabili singolarmente, ma in funzione ed alla luce delle più generali evoluzioni che il Gruppo Bipielle ha conosciuto.

Ripercorriamo in sintesi, quindi, i principali avvenimenti che hanno caratterizzato l'esercizio trascorso della Banca Popolare di Lodi, facendo presente che lo scenario di riferimento economico all'interno del quale la Banca ha operato è riportato in apertura della relazione al Bilancio consolidato.

Operazioni straordinarie di natura societaria

Acquisizione ramo d'azienda di Bipielle Centrosud

Nel corso del 2001, in attuazione degli indirizzi strategici di Gruppo, ha avuto luogo la cessione del ramo d'azienda bancaria di Banca Bipielle Centrosud Spa alla Banca Popolare di Lodi Scarl. La cessione, i cui effetti hanno avuto decorrenza dal 1° ottobre 2001, ha riguardato il complesso di elementi materiali e immateriali, di rapporti giuridici attivi e passivi organizzati per l'esercizio dell'attività bancaria. L'operazione persegue gli obiettivi di focalizzare l'attività dei diciannove sportelli ex Centrosud sulle attività di natura commerciale e di relazione con la clientela, permettendo di potenziare il presidio di un territorio complesso ed articolato su tre regioni (Molise, Campania e Basilicata). Il sostegno all'economia locale sarà reso ancora maggiore, grazie ai miglioramenti nei livelli di efficienza operativa ed al completamento della gamma di offerta dei prodotti che deriveranno dall'integrazione con la Banca Popolare di Lodi ed è stato garantito dalla costituzione, nell'ambito della struttura distributiva della stessa, di una nuova area territoriale, denominata Area Centrosud, che capitalizza la pluriennale esperienza della Banca e potrà rendere l'intervento sul mercato mirato e efficace. Il presidio sarà, inoltre, potenziato ed esteso grazie alle prossime aperture nelle aree limitrofe.

Aggregazione della Banca Popolare del Trentino

Nel mese di marzo è stato sottoscritto l'accordo per l'ingresso della Banca Popolare del Trentino nel Gruppo Bipielle, una tappa importante nel processo d'espansione del modello federale nelle regioni del Nordest. L'Istituto trentino opera con 26 sportelli bancari e negozi finanziari nelle provincie di Trento e Verona.
Successivamente, l'Assemblea straordinaria della Banca Popolare di Lodi del 10 dicembre 2001 ha approvato all'unanimità l'aumento di capitale a servizio dell'OPAS sul 100% delle azioni rappresentanti il capitale sociale della Banca Popolare del Trentino.
Come ricordato in dettaglio tra gli eventi avvenuti successivamente al dicembre 2001, l'OPAS si è conclusa l'8 marzo 2002 e ha ricevuto il 99,204% delle adesioni.

Integrazione della Banca Popolare di Bronte

L'Assemblea straordinaria della Banca Popolare di Lodi del 10 dicembre 2001 ha deliberato un aumento di capitale a servizio dell'OPS su 112.582 azioni della Banca Popolare di Bronte, mediante emissione di massime 1.013.238 azioni Banca Popolare di Lodi del valore unitario di euro 2,58.
L'operazione, che si concretizzerà nel corso del 2002, renderà possibile la successiva integrazione della banca siciliana nella Capogruppo, come già avvenuto in precedenza per le altre acquisizioni isolane, al fine di razionalizzare e semplificare la struttura societaria di Gruppo.

Costituzione di BSCH SIM

Nel mese di settembre, la Banca Popolare di Lodi e Santander Central Hispano Investment (SCHI, la banca d'investimento di Banco Santander Central Hispano) hanno sottoscritto l'accordo per la creazione di una SIM di negoziazione di diritto italiano, denominata Bipielle Santander Central Hispano SIM Spa. La SIM consente al Gruppo Bipielle di avere un accesso diretto al mercato azionario italiano e un adeguato supporto in termini di equity research, consentendo di sviluppare i business legati alla negoziazione su mercati regolamentati italiani e esteri, origination e distribuzione di prodotti strutturati, attività di corporate finance e equity capital markets.

Tra gli interventi che sono stati descritti nella relazione sulla gestione del Bilancio consolidato che hanno impattato direttamente sulla struttura societaria della Capogruppo, di seguito ricordiamo quelli inerenti la focalizzazione sulle attività core-business, attuati

mediante il conferimento a società specializzate delle attività concernenti i patrimoni immobiliari, la gestione delle riscossioni e delle tesorerie, i crediti anomali.

Spin off immobiliare

L'operazione, che coinvolge non solamente la Banca Popolare di Lodi, ha comportato il conferimento di tutti i cespiti immobiliari del Gruppo Bipielle a Bipielle Immobili, la quale ha assunto nel mese di marzo 2002 la denominazione di Bipielle Real Estate ed ha provveduto ad un aumento di capitale sociale (vedi oltre nella sezione relativa agli eventi successivi al dicembre 2001). L'obiettivo dell'operazione è quello di valorizzare il patrimonio aziendale attraverso una società specializzata, partecipata assieme ad un primario intermediario del settore, in linea con le migliori realtà a livello nazionale ed europeo.

Bipielle Riscossioni

Sempre nel contesto del processo di razionalizzazione della struttura operativa e societaria del Gruppo, si è dato avvio, dal mese di agosto 2001, a Bipielle Riscossioni, interamente controllata dalla Banca Popolare di Lodi. La società avrà il compito di esercitare, in regime di concessione, la funzione di riscossione tributi (in precedenza presente nella Cassa di Risparmio di Lucca con una divisione dedicata) e si occuperà della gestione operativa delle tesorerie di tutti gli enti pubblici presenti presso le diverse banche del Gruppo, garantendo attraverso logiche unitarie un servizio di qualità e maggiormente articolato.
L'attività di Bipielle Riscossioni assorbe, pertanto, la gestione delle numerose tesorerie di comuni, province, scuole, aziende sanitarie ed enti pubblici che risultavano in carico alla Banca Popolare di Lodi.

Bipielle Società Gestione del Credito

Durante l'esercizio 2001 si è proceduto alla costituzione di una società specializzata nella gestione del recupero crediti a livello di Gruppo. La società, denominata Bipielle Società di Gestione del Credito (Bipielle SGC), deriva dalla trasformazione di una altra società del Gruppo, Holding C.R. Imola, che ha provveduto alle modifiche dello statuto ed al cambio dell'oggetto sociale.
La nuova prevista attività si riferisce all'acquisto di crediti, prevalentemente, ma non solo, dalle banche o società del Gruppo Bipielle, ed alla esecuzione di ogni operazione diretta a facilitare la gestione, lo smobilizzo e l'incasso dei crediti, nonché ad altre attività collaterali, connesse o strumentali all'attività principale.
E' stata inoltre richiesta, ed ottenuta, l'autorizzazione da Banca d'Italia, relativa al progetto di ristrutturazione societaria descritto.
Il core business della Società di Gestione del Credito di Gruppo è rappresentato dalla possibilità di dar vita a un intermediario che, indipendentemente dall'oggetto della propria attività, sia in grado di elaborare modalità operative innovative e finalizzate a una gestione attiva delle posizioni immobilizzate, con obiettivo di una gestione più incisiva e coordinata del recupero crediti, un risparmio di costi per accentramento delle funzioni, con conseguente possibile recupero di risorse e miglioramento nella gestione dei legali e delle controparti, la generazione di flussi diversi di ricavi grazie al ruolo di servicer assumibile nei confronti di terzi per operazioni generate da terzi.

Ops su Cassa di Risparmio di Pisa e su Cassa di Risparmio di Imola

Nel mese di gennaio 2001 si è svolta l'Offerta Pubblica di Scambio sulle azioni della Cassa di Risparmio di Pisa, che ha ricevuto adesione pari al 88,83% delle azioni ordinarie e del 89,06% di quelle di risparmio. Al termine dell'operazione, la Banca Popolare di Lodi ha ottenuto una partecipazione diretta del 11,6% nel capitale dell'istituto pisano.

Tra il 20 aprile e l'11 maggio 2001 si è svolto il periodo di Offerta Pubblica di Scambio promossa da Banca Popolare di Lodi sulle azioni Cassa di Risparmio di Imola Spa. Al termine di detta operazione la Banca Popolare di Lodi detiene direttamente il 31,94% del capitale sociale dell'Istituto emiliano, cui si deve aggiungere il 67,91% detenuto da ICCRI BFE.

Opa residuale su Banca Popolare di Crema

Tra il 19 novembre ed il 10 dicembre 2001 si è svolto il periodo di Offerta Pubblica di Acquisto residuale sulle azioni Banca Popolare di Crema Spa. Al termine di detta operazione la Banca Popolare di Lodi detiene complessivamente il 70,91% del capitale sociale dell'Istituto Cremasco.

Aumento di capitale sociale della Banca Popolare di Lodi

Il 19 luglio 2001 si è chiuso, con una adesione totalitaria, l'aumento di capitale della Banca Popolare di Lodi, offerto in opzione agli azionisti e ai portatori di obbligazioni convertibili, in attuazione della delibera dell'Assemblea straordinaria del 6 novembre 2000. L'aumento di capitale si è chiuso con la sottoscrizione di tutte le azioni di nuova emissione (n. 18.932.914 azioni), per un valore complessivo di euro 227.194.968. Il risultato conseguito assume ancora più rilievo in quanto è stato ottenuto senza consorzio di collocamento, ma contando solo sulla rete del Gruppo Bipielle.
L'assemblea straordinaria del 10 dicembre 2001 ha prolungato la validità del warrant su azioni Banca Bipielle.Net (nella misura di un warrant ogni due azioni Banca Popolare di Lodi emesse nell'ambito dell'aumento di capitale) sino al 31 dicembre 2003, invece del 31 dicembre 2001, termine entro il quale Banca Bipielle.Net avrebbe dovuto quotarsi. Le sfavorevoli congiunture economiche ed il peggioramento delle condizioni dei mercati finanziari nazionali ed internazionali, specialmente nel settore tecnologico, hanno imposto di prolungare i termini di tale operazione.
La medesima assemblea straordinaria ha, tra l'altro, deciso di prorogare al 31 dicembre 2003 il termine di esecuzione, inizialmente fissato per la fine del 2001, relativo all'aumento di capitale riservato agli investitori strategici che prevede l'emissione di massime 10 milioni di azioni, da nominali euro 2,58, con sovrapprezzo minimo di euro 9,04 per azione.

Accordi e partnership sottoscritte

Banca Caripe Spa

La politica di alleanze ed accordi volta ad estendere il perimetro del Gruppo e le prospettive di sviluppo, ha trovato nella Banca Caripe Spa una controparte di grande interesse. Nel mese di luglio, Banca Popolare di Lodi e la Fondazione Cassa di Risparmio di Pescara e di Loreto Aprutino hanno formalizzato l'accordo per l'acquisto, tramite ICCRI-BFE, del 30% del capitale sociale di Banca Caripe Spa, gettando le basi per costruire un rapporto di collaborazione ad ampio raggio, con il progressivo innalzamento della quota di partecipazione del Gruppo Bipielle. L'operazione consente di dare impulso ad uno sviluppo territoriale e strategico in aree di espansione non tradizionali, l'Abruzzo e le Marche, dove Banca Caripe opera con circa 50 sportelli.

CGNU (ora denominata Aviva)

Il mese di luglio ha visto anche la formalizzazione dell'operazione di partnership strategica, a cui già si era fatto riferimento nelle relazioni sulla gestione degli scorsi esercizi, con Commercial Union Italia, la holding italiana del Gruppo CGNU, società assicurativa inglese leader europea nel comparto del ramo Vita. Come si ricordava, l'operazione ha comportato l'investimento da parte di CGNU di circa 206 milioni di euro nel Gruppo Bipielle (attraverso l'acquisizione di partecipazioni in ICCRI BFE, Banca Popolare di Crema, Cassa di Risparmio di Imola) e la creazione di una joint venture

assicurativa attiva nel ramo Vita, Finoa Srl, alla quale sono state cedute le partecipazioni del Gruppo Bipielle in Eurovita e di CGNU in Commercial Union Previdenza. L'accordo riveste una importanza strategica sia per CGNU, che potrà avvalersi di un canale di riferimento per la distribuzione dei propri prodotti sul mercato italiano, sia per il Gruppo Bipielle, che si è assicurato l'apporto di un partner di elevato livello, che qualifica la presenza nel campo della bancassurance.

Hopa

Nel mese di novembre, la Capogruppo, assieme a Banca Monte dei Paschi di Siena, Unipol, Primavera Finance, Fingruppo ed una serie di azionisti privati di Hopa, hanno sottoscritto un patto parasociale sull'assetto e sulle azioni di Hopa, la società finanziaria partner del Gruppo Bipielle in diversi progetti di sviluppo.

Partnership con Banca Woolwich

Nel mese di luglio è stata stipulata una convenzione di Gruppo con Banca Woolwich per la distribuzione dei mutui della società alla clientela retail. L'accordo consente alle banche del Gruppo di offrire, accanto ai mutui tradizionali, una vasta gamma di finanziamenti in grado di soddisfare molteplici esigenze, garantendo qualità di servizio e rapidità di erogazione. Banca Woolwich rappresenta per il Gruppo una controparte commerciale di elevata specializzazione, con consolidata esperienza nel settore dei mutui casa di cui ha la leadership nel mercato italiano, che consente di arricchire l'offerta in ottica di complementarietà e di sfruttare nuove opportunità reddituali derivanti dai ritorni commissionali. Da parte sua, Banca Woolwich potrà ampliare la propria capacità distributiva avvalendosi della rete del Gruppo Bipielle.

Accordi quadro con canali televisivi digitali di finanza e economia

Nell'ambito della politica di comunicazione e promozione dell'immagine della Banca e del Gruppo, sono stati sottoscritti accordi con importanti canali televisivi digitali di finanza ed economia: 24 Ore Television, di cui è stata acquisita una partecipazione del 1% del capitale sociale, e, in precedenza, Class Financial Network. In virtù di tali accordi, la Banca ha l'opportunità di utilizzare spazi televisivi per inserzioni pubblicitarie e di effettuare più volte alla settimana interventi in diretta, volti ad illustrare la posizione del Gruppo su diverse tematiche finanziarie. Si tratta evidentemente di un'ulteriore passo volto ad accrescere la visibilità del Gruppo, fornendo un'immagine di affidabilità ed autorevolezza presso il pubblico in generale ed i clienti del Gruppo in particolare, che consente, inoltre, di entrare in un settore con forti potenzialità di sviluppo tecnologico e comunicativo.

Rete distributiva

Al 31 dicembre 2001, il numero degli sportelli risulta essere pari a 362. Nel corso dell'anno si segnalano 42 nuove aperture, tra cui:

- l'acquisizione del ramo d'azienda della Banca di Credito Cooperativo Maria SS. Immacolata di Cerda (sportelli di Cerda e Termini Imerese), entrambi in provincia di Palermo.
- l'acquisizione dello sportello di Milano, via Monte Cengio, della Cassa Lombarda,
- le nuove apertura a Valenza Po (AL), Magenta (MI), Lissone (MI), Sondrio, Seregno (MI), Seveso (MI) Cremona (2 sportelli), Treviglio (BG), Vigevano (PV), Novate Milanese (MI), Vimercate (MI), Casatenovo (LC), Casalmaggiore (CR), Padova, Treviso, Arezzo, Fiesole (FI), Borgo San Lorenzo (FI), Città di Castello (PG), Roma (10 sportelli), Caltagirone (CT), Barcellona Pozzo di Gotto (ME), Racalmuto (AG), Valguarnera Caropepe (EN), Cefalù (PA), Castelvetrano (TP), Catania, Siracusa, Capo d'Orlando (ME).

Sportelli	2001	2000 (*)	var ass.
Piemonte	7	6	1
Lombardia	144	130	14
Veneto	2	0	2
Emilia Romagna	11	11	0
Toscana	23	20	3
Umbria	1	0	1
Lazio	23	13	10
Campania	8	8	0
Molise	8	8	0
Basilicata	3	3	0
Sicilia	129	118	11
Calabria	3	3	0
Totale	**362**	**320**	**42**

(*) comprensivo degli sportelli ex Banca Bipielle Centrosud

Si segnala, altresì, che, nell'ambito del completamento del precedente Piano sportelli, in questa prima parte dell'esercizio 2002 sono state aperte altre 7 nuove dipendenze, mentre ulteriori 9 sono in corso di apertura.

LA MASSA AMMINISTRATA

Importi in Eur/000	2001	comp. %	2000 pro forma	comp. %	var. ass.	var.%
Debiti verso clientela	5.697.922	55,32%	5.119.537	63,88%	578.385	11,30%
conti correnti	3.566.723	34,63%	2.899.595	36,18%	667.128	23,01%
depositi a risparmio	609.954	5,92%	541.428	6,76%	68.526	12,66%
altri rapporti e prestito titoli	287.036	2,79%	205.819	2,57%	81.217	39,46%
operazioni pronti contro termine	1.234.209	11,98%	1.472.695	18,38%	(238.486)	-16,19%
Debiti rappresentati da titoli	*4.602.858*	*44,68%*	*2.894.652*	*36,12%*	*1.708.206*	*59,01%*
obbligazioni	4.179.288	40,57%	2.487.353	31,04%	1.691.935	68,02%
certificati di deposito	411.925	4,00%	395.098	4,93%	16.827	4,26%
altri titoli	11.645	0,11%	12.201	0,15%	(556)	-4,56%
TOTALE RACCOLTA DIRETTA	10.300.780	100,00%	8.014.189	100,00%	2.286.591	28,53%
Prestiti obbligazionari subordinati	385.108		192.112		192.996	100,46%
RACCOLTA INDIRETTA	6.957.380		7.375.789		(418.409)	-5,67%
di cui: risparmio gestito	2.635.498		2.920.745		(285.247)	-9,77%
MASSA AMMINISTRATA CLIENTELA	**17.643.268**		**15.582.090**		**2.061.178**	**13,23%**
Raccolta Interbancaria	2.169.896		2.303.258		(133.362)	-5,79%
Passività Subordinate Invest. Istit.	586.874		722.883		(136.009)	-18,81%
Pronti contro termine con banche	391.443		649.407		(257.964)	-39,72%
Raccolta Indiretta Banche e Inv. Istit.	12.227.524		19.682.778		(7.455.254)	-37,88%
MASSA AMMINISTRATA BANCHE E INVESTITORI ISTITUZIONALI	**15.375.737**		**23.358.326**		**(7.982.589)**	**-34,17%**
TOTALE GENERALE MASSA AMMINISTRATA	**33.019.005**		**38.940.416**		**(5.921.411)**	**-15,21%**

Ai fini di una comparazione omogenea, i valori dell'esercizio 2000 sono riesposti in modalità pro forma, comprensivi della Banca Bipielle Centrosud, che è stata integrata nel mese di ottobre.

Il totale generale della massa amministrata da clientela, banche ed investitori istituzionali è pari a 33.019,0 milioni di euro. La riduzione del 15,21% rispetto al medesimo aggregato del 2000, è attribuibile al comparto della raccolta da banche ed investitori istituzionali, ridottosi del 34,17%, mentre la massa amministrata da clientela raggiunge 17.643,3 milioni di euro, pari ad un incremento del 13,23%.

Sulla riduzione della massa amministrata da banche ed investitori istituzionali hanno gravato sia una contrazione dei Debiti verso banche, nelle componenti dei depositi e delle operazioni pronti contro termine sia, soprattutto, una riduzione della raccolta indiretta a seguito di un deflusso collegato alle posizioni di alcuni investitori istituzionali.

La raccolta diretta da clientela ha raggiunto € 10.300,8 milioni, cui corrisponde una crescita del 28,53% rispetto € 8.014,2 milioni del 2000. La dinamica è particolarmente rilevante, se comparata al dato relativo al sistema creditizio nazionale, pari al 5% circa.

Analizzando le diverse componenti di tale aggregato, si evidenzia una polarizzazione nella dinamica di crescita su conti correnti ed obbligazioni, gli strumenti rispettivamente a maggiore e minore profilo di liquidità.

Si verifica, infatti, una crescita particolarmente sostenuta per le obbligazioni, pari al 68,02% sino a € 4.179,3 milioni, che arrivano a rappresentare oltre il 40% del totale della raccolta diretta. A sospingere tale dinamica rammentiamo le numerose emissioni di prestiti, dalle caratteristiche innovative, emessi sia nei confronti della clientela retail, sia verso altre categorie di investitori. Tra le obbligazioni rivolte a sottoscrittori professionali, nel corso del mese di giugno e di luglio sono stati emessi due bond a 3 e a 2 anni sotto il programma Euro Medium Term Notes (EMTN Programme), lanciato nel luglio 2000. Tali emissioni sono state collocate tramite offerte pubbliche rivolte ad investitori istituzionali dell'Euromercato (prevalentemente in Francia, Germania, Gran Bretagna ed Italia), costituiti per la maggior parte da banche e fondi comuni. Nei mesi di novembre e dicembre sono stati collocati i prestiti obbligazionari Pleiadi (5 anni) e Doppio Centro (con scadenza a 3 e a 5 anni), frutto della collaborazione tra Banca Popolare di Lodi e Poste Italiane, offerti in esclusiva presso gli oltre 14.000 uffici postali. Le obbligazioni sono quotate sul Mercato Telematico delle Obbligazioni e dei Titoli di Stato (M.O.T.).

Il successo delle forme di provvista a durata prestabilita è da ricercarsi, in un contesto caratterizzato dalle pesanti flessioni dei mercati azionari, nella opportunità offerta al risparmiatore di garantirsi cedole e rimborso del capitale sino alla scadenza, vincolando il proprio investimento per un orizzonte temporale non eccessivamente prolungato.

Ciò spiega anche, tra le altre forme tecniche dei Debiti rappresentati da titoli, la performance positiva dei Certificati di deposito, in crescita del 4,26%, sino a 411,9 milioni di euro.

Tra i Debiti verso clientela, i conti correnti si incrementano di oltre il 23%, sino a rappresentare il 34,63% della raccolta diretta, corrispondente a 3.566,7 milioni di euro. Il contesto di elevata incertezza e volatilità delle quotazioni dei mercati ha fatto sì che tale strumento abbia rappresentato per la clientela una valida alternativa ad altri investimenti, caratterizzati da minore liquidità.

Si segnala, infine, una buona crescita dei Depositi a risparmio, in incremento del 12,66% sino ad euro 609,9 milioni, ed una riduzione dello stock dei Pronti contro termine con la clientela, che avevano raggiunto un picco nella prima parte dell'anno, attestatisi al 31 dicembre ad euro 1.234,2 milioni (-16,19%).

Ovviamente meno brillante, in conseguenza della fase di sfiducia verso i mercati azionari e dei titoli, l'andamento del comparto della raccolta indiretta, che ha subito il processo di riallocazione dei portafogli finanziari della clientela verso gli strumenti a maggiore liquidità della raccolta diretta.

La raccolta indiretta con la clientela mostra una riduzione del 5,67% sino a 6.957,4 milioni di euro; più sensibile la riduzione del risparmio gestito, che si attesta a € 2.653,5 milioni (-9,77%).

RACCOLTA PER VITA RESIDUA	2001 comp %	2000 pro-forma comp %
A vista	47,00%	54,90%
Finoa a 18 mesi	12,11%	14,29%
Oltre 18 mesi	40,89%	30,81%
TOTALE	**100,00%**	**100,00%**

La ripartizione della raccolta (depositi a risparmio ed in conto corrente, certificati di deposito, obbligazioni) per vita residua delle operazioni, evidenzia l'accresciuto peso raggiunto nell'anno dalle forme tecniche a scadenza protratta nel tempo, in particolare rappresentate dalle obbligazioni.

RACCOLTA PER SETTORE ISTITUZIONALE	2001 comp %	2000 pro-forma comp %
Amministrazioni Pubbliche	3,76%	2,30%
Famiglie	62,61%	69,01%
Società Finanziarie	13,47%	8,67%
Società non Finanziarie	17,23%	16,80%
Istituzioni senza scopo di lucro	2,28%	2,07%
Altro	0,65%	1,15%
TOTALE	**100,00%**	**100,00%**

Analizzando i soli depositi (conti correnti, depositi a risparmio e certificati di deposito) dal punto di vista della classificazione economica della clientela, si nota che oltre il 62% è rappresentato dalla controparte delle famiglie, che pur riducendosi dal 69% del 2000 continuano a rappresentare la quota largamente maggioritaria. Nel 2001 si registra, tuttavia, una progressione dei settori delle amministrazioni pubbliche (dal 2,30% al 3,76%), società finanziarie (dal 8,67% al 13,47%) e società non finanziarie (dal 16,80% al 17,23%).

DEPOSITI PER PROVINCIA	2001 comp%	2000 pro-forma comp%
Milano	19,95%	22,47%
Lodi	18,12%	17,12%
Varese	10,21%	8,15%
Pavia	2,16%	2,69%
Cremona	1,29%	1,50%
Lecco	0,66%	0,63%
Como	0,51%	0,40%
Bergamo	0,03%	-
Sondrio	0,00%	-
LOMBARDIA	**52,92%**	**52,96%**
Catania	7,14%	8,06%
Palermo	6,81%	7,07%
Messina	4,03%	4,12%
Trapani	1,60%	1,74%
Siracusa	1,61%	1,69%
Caltanissetta	1,35%	1,47%
Agrigento	1,04%	1,15%
Ragusa	0,73%	0,76%
Enna	0,29%	0,25%
SICILIA	**24,60%**	**26,32%**
Firenze	5,27%	6,01%
Prato	0,17%	0,25%
Pisa	0,15%	0,25%
Pistoia	0,09%	0,06%
Arezzo	0,08%	0,05%
TOSCANA	**5,75%**	**6,63%**
Torino	1,00%	1,17%
Alessandria	0,41%	0,56%
Asti	0,28%	0,33%
PIEMONTE	**1,70%**	**2,06%**
Piacenza	1,76%	2,67%
Bologna	0,34%	0,35%
Modena	0,06%	0,06%
Parma	0,60%	0,00%
Reggio Emilia	0,04%	0,00%
EMILIA-ROMAGNA	**2,80%**	**3,08%**
Roma	6,32%	3,03%
LAZIO	**6,32%**	**3,03%**
Isernia	0,31%	0,35%
Campobasso	3,28%	3,18%
MOLISE	**3,59%**	**3,54%**
Potenza	0,56%	0,54%
BASILICATA	**0,56%**	**0,54%**
Treviso	0,01%	-
Padova	0,01%	-
VENETO	**0,02%**	-
Benevento	0,56%	0,61%
Avellino	0,74%	0,78%
Salerno	0,17%	0,18%
CAMPANIA	**1,47%**	**1,57%**
Cosenza	0,15%	0,14%
Reggio Calabria	0,11%	0,12%
CALABRIA	**0,27%**	**0,26%**
Perugia	0,01%	-
UMBRIA	**0,01%**	-
TOTALE	100,00%	100,00%

Da un punto di vista territoriale, aggregando i depositi sulla base della provincia dello sportello, si evidenzia il peso maggioritario costituito dalla Lombardia (stabile a quasi il 53% del totale), con progressioni nelle province di Lodi (18,12%) e Varese (10,21%) ed una lieve riduzione nella provincia di Milano che, tuttavia, con quasi un quinto dei depositi complessivi della Banca, continua a rappresentare la provincia con la quota maggiore. Le numerose aperture di sportelli nella città di Roma (10 nel corso del 2001, con i quali si è raggiunto il livello di 23 punti operativi) fanno salire il peso del Lazio, più che raddoppiato al 6,32%, riducendo di conseguenza le quote del mercato siciliano (il secondo per la Banca, con quasi un quarto dei depositi complessivi) e della Toscana.

GLI IMPIEGHI

Importi in Eur/000	2001	comp. %	2000 pro forma	comp. %	var. ass.	var.%
Conti correnti	2.777.117	42,03%	2.250.935	39,17%	526.182	23,38%
Finanziamenti valute euro non in c/c a b/t	1.233.572	18,67%	1.001.815	17,43%	231.757	23,13%
Finanziamenti import export	223.222	3,38%	238.237	4,15%	(15.015)	-6,30%
Portafoglio scontato	128.744	1,95%	134.357	2,34%	(5.613)	-4,18%
Anticipi per erogazioni sbf	665.206	10,07%	555.689	9,67%	109.517	19,71%
Operazioni di pronti contro termine	50.600	0,77%	81.886	1,42%	(31.286)	-38,21%
Mutui	1.251.312	18,94%	1.203.961	20,95%	47.351	3,93%
Altre sovvenzioni	90.181	1,36%	120.866	2,10%	(30.685)	-25,39%
Sofferenze	186.756	2,83%	159.422	2,77%	27.334	17,15%
TOTALE CREDITI NETTI VERSO CLIENTELA	**6.606.710**	**100,00%**	**5.747.168**	**100,00%**	**859.542**	**14,96%**
TOTALE CREDITI DI FIRMA	**830.389**		**610.662**		**219.727**	**35,98%**
TOTALE CREDITI PER CASSA E FIRMA	**7.437.099**		**6.357.830**		**1.079.269**	**16,98%**

Come per la raccolta, i valori 2000 sono "proformati" con Banca Bipielle Centrosud per consentire un confronto omogeneo.

Anche l'espansione dei crediti per cassa della Banca è stata ampiamente superiore alla media nazionale, 14,96% contro valori di sistema al di sotto del 10% circa. Se si considerano anche i crediti di firma, la crescita raggiunge il 16,98%.

I crediti per cassa mostrano nel corso dell'esercizio una crescita di 859,5 milioni di euro, raggiungendo 6.606,7 milioni di euro. Tra gli strumenti a maggiore sviluppo, i conti correnti (€ 2.777,1 milioni, +23,38%), gli altri finanziamenti in valuta euro a breve termine (€ 1.233,6 milioni, +23,13%), gli anticipi per le erogazioni salvo buon fine (665,2 milioni di euro, +19,71%). I mutui mostrano una dinamica minore, pari al 3,93%; lo strumento, con 1.251,3 milioni di euro, rappresenta quasi il 19% degli impieghi totali.

Le sofferenze, pure se in incremento del 17,15% a 186,8 milioni di euro, mantengono modesta la loro incidenza sul totale dei crediti, dal 2,77% al 2,83%, un valore estremamente basso anche in confronto con le esposizioni medie di sistema.

A proposito della gestione delle posizioni creditizie anomale, si segnala che, nel corso del 2001 sono stati ulteriormente potenziati gli strumenti dedicati al monitoraggio della clientela con l'introduzione di due nuove procedure, la prima finalizzata alla rilevazione automatizzata degli atti pregiudizievoli, la seconda per la gestione delle posizioni in stato di osservazione e incaglio.

IMPIEGHI PER VITA RESIDUA	2001 comp %	2000 pro-forma comp %
A vista	61,70%	53,74%
Fino a 18 mesi	24,09%	29,81%
Oltre 18 mesi	14,22%	16,46%
TOTALE	**100,00%**	**100,00%**

La maggiore velocità di crescita delle forme tecniche di impiego dei conti correnti e degli altri finanziamenti a breve termine fa sì che la componente a vista dei crediti salga dal 53,74% al 61,7%.

IMPIEGHI PER SETTORE ISTITUZIONALE	2001 comp %	2000 pro-forma comp %
Amministrazioni Pubbliche	1,16%	0,97%
Famiglie	21,95%	24,66%
Società Finanziarie	15,31%	18,92%
Società non Finanziarie	58,82%	51,69%
Istituzioni senza scopo di lucro	0,51%	0,42%
Altro	2,24%	3,33%
TOTALE	**100,00%**	**100,00%**

La destinazione degli impieghi per settore di attività economica della clientela vede crescere la quota rappresentata dalle imprese non finanziarie, che già rappresentavano la maggioranza del totale e che si attestano a dicembre 2001 al 58,82%.

IMPIEGHI PER RAMI DI ATTIVITA' ECONOMICA	2001 comp %	2000 pro-forma comp %
Altri servizi destinabili alla vendita	23,67%	28,94%
Servizi del commercio, recuperi e riparazioni	16,54%	19,63%
Prodotti energetici	11,47%	1,72%
Edilizia ed opere pubbliche	8,08%	9,38%
Prodotti alimentari, bevande e prodotti a base di tabacco	5,82%	5,93%
Prodotti dell'agricoltura, silvicoltura e pesca	4,32%	5,14%
Prodotti tessili, cuoio e calzature, abbigliamento	4,16%	4,71%
Minerali e metalli ferrosi e non ferrosi	4,03%	0,81%
Macchine agricole e industriali	2,77%	3,02%
Prodotti in metallo esclusi le macchine e i mezzi di trasporto	2,45%	2,74%
Prodotti chimici	2,05%	2,22%
Minerali e prodotti a base di minerali non metallici	2,02%	1,61%
Servizi dei trasporti interni	1,69%	2,21%
Materiale e frniture elettriche	1,63%	1,73%
Servizi degli alberghi e pubblici esercizi	1,61%	2,36%
Altri prodotti industriali	1,59%	1,83%
Prodotti in gomma e in plastica	1,21%	1,10%
Servizi connessi ai trasporti	1,18%	1,39%
Carta, articoli di carta, prodotti della stampa ed editoria	1,16%	1,30%
Servizi delle comunicazioni	0,79%	0,47%
Macchine per ufficio, macchine per l'elab.dati,strumenti prec, di ottica,...	0,74%	0,82%
Mezzi di trasporto	0,62%	0,51%
Servizi dei trasporti marittimi e aerei	0,41%	0,41%
TOTALE	**100,00%**	**100,00%**

Entrando nello specifico dell'attività economica svolta dalle imprese non finanziarie e dalle cosiddette famiglie produttrici (artigiani e ditte individuali), si nota una prevalenza dei servizi e delle prestazioni professionali, del commercio e dei prodotti energetici. Questi tre rami rappresentano oltre il 51% del totale: si evidenzia inoltre una esposizione molto modesta nei confronti delle attività che gli attacchi terroristici del 11 settembre avevano maggiormente penalizzato, quali i trasporti aerei ed il turismo.

IMPIEGHI PER PROVINCIA	2001 comp%	2000 pro-forma comp%
Milano	31,43%	31,22%
Lodi	17,83%	20,88%
Varese	8,93%	6,95%
Pavia	2,07%	2,20%
Cremona	1,00%	0,80%
Lecco	1,05%	1,14%
Como	0,89%	0,95%
Bergamo	0,01%	-
Sondrio *	0,00%	-
LOMBARDIA	**63,21%**	**64,13%**
Palermo	3,07%	3,89%
Catania	2,27%	2,95%
Messina	1,92%	2,14%
Trapani	0,57%	0,72%
Siracusa	0,46%	0,50%
Caltanissetta	0,31%	0,38%
Agrigento	0,62%	1,04%
Ragusa	0,57%	0,57%
Enna	0,23%	0,14%
SICILIA	**10,02%**	**12,33%**
Firenze	5,41%	5,90%
Prato	0,53%	0,56%
Pisa	0,72%	3,36%
Pistoia	0,20%	0,14%
Arezzo	0,22%	0,13%
TOSCANA	**7,08%**	**10,09%**
Torino	1,70%	1,99%
Alessandria	1,22%	0,94%
Asti	0,63%	0,72%
PIEMONTE	**3,55%**	**3,66%**
Piacenza	4,83%	4,13%
Bologna	0,51%	0,55%
Modena	0,13%	0,03%
Parma	0,76%	0,00%
Reggio Emilia	0,08%	0,00%
EMILIA-ROMAGNA	**6,32%**	**4,72%**
Roma	8,05%	2,90%
LAZIO	**8,05%**	**2,90%**
Isernia	0,11%	0,11%
Campobasso	1,00%	1,27%
MOLISE	**1,11%**	**1,38%**
Potenza	0,26%	0,31%
BASILICATA	**0,26%**	**0,31%**
Treviso *	0,00%	-
Padova *	0,00%	-
VENETO	**0,01%**	**-**
Benevento	0,20%	0,25%
Avellino	0,09%	0,11%
Salerno	0,02%	0,02%
CAMPANIA	**0,31%**	**0,39%**
Cosenza	0,04%	0,05%
Reggio Calabria	0,06%	0,05%
CALABRIA	**0,10%**	**0,10%**
Perugia *	0,00%	-
UMBRIA	0,00%	**-**
TOTALE	**100,00%**	**100,00%**

** La provincia a fine 2001 non raggiungeva l'ordine di grandezza minimo.*

Osservando gli impieghi dal punto di vista della localizzazione degli sportelli eroganti il credito, la Lombardia risulta nuovamente la regione con la quota maggiore, il 63,2% del totale, con la sola provincia di Milano ad oltre il 31%. Seguono la Sicilia (10,02%) e Lazio (8,05%), che scavalca la Toscana.

IL PATRIMONIO NETTO E I FONDI

Le dotazioni patrimoniali della Banca hanno ricevuto un significativo impulso dalla citata operazione di aumento di capitale, che si è svolta nel mese di giugno ed ha raggiunto il 100% delle adesioni grazie al contributo della rete e delle banche del Gruppo, comportando l'emissione di 18.932.914 azioni per un valore complessivo di euro 227.194.968.

Successivamente, il Consiglio di Amministrazione, nella seduta del 12 settembre 2001, ha deliberato la conversione del capitale sociale in euro. A tale data, in conseguenza di ciò, il capitale sociale ammontava a 360.870.216,66 euro, suddiviso in 139.872.177 azioni da nominali euro 2,58 ciascuna.

Inoltre, nell'ambito del conferimento dei beni immobiliari facente parte del citato progetto di spin off, in sede di predisposizione del presente bilancio si è proceduto alla rivalutazione ai prezzi di mercato del valore dei cespiti ceduti, determinando l'incremento delle riserve patrimoniali della Banca per € 35,021 milioni.

Il patrimonio netto, comprensivo del fondo rischi bancari generali e dell'Utile di esercizio, a fine anno è pari a euro 1.758 milioni, in crescita del 29,2% sul livello di fine 2000.

Al 31 dicembre 2001, il numero dei soci era pari a 52.164, con un incremento del 18,22% rispetto ai 44.125 soci del precedente esercizio.

Il rating

In una fase congiunturale caratterizzata dall'instabilità dei mercati, le agenzie di rating hanno adottato un approccio conservativo, dimostrato dall'atteggiamento prudenziale dei comitati di valutazione, che nel 2001 hanno attribuito, con riferimento al mercato italiano, ben 5 downgrade per ogni upgrade.

In tale contesto, le agenzie Moody's e Fitch, in seguito alla revisione annuale, hanno confermato la valutazione di rating per il Gruppo Bipielle: Moody's continua a riconoscere un rating di A3 long term e Fitch un rating di A- long term.

L'ottenimento del rating ha permesso alla Banca ed al Gruppo Bipielle di operare come attore nei mercati internazionali con un più vasto e stabile accesso al capitale, dimostrato dall'incremento significativo delle emissioni collocate presso investitori professionali.

Partecipazioni degli amministratori, sindaci e Direttori Generali.

COGNOME E NOME AMMINISTRATORI	SOCIETA' PARTECIPATA	N.AZIONI POSSEDUTE A FINE ESERCIZIO PRECEDENTE	N.AZIONI ACQUISTATE	N.AZIONI VENDUTE	N.AZIONI POSSEDUTE A FINE ESERCIZIO IN CORSO
BENEVENTO GIOVANNI	BANCA POPOLARE DI LODI	25.664	3.586		29.250
ZONCADA DESIDERIO	BANCA POPOLARE DI LODI	77.608	5.792	2.000	81.400
OLMO GIORGIO	BANCA POPOLARE DI LODI	50	5.150		5.200
FIORANI GIANPIERO	BANCA POPOLARE DI LODI	10.150	9.850		20.000
ALESSIANI IVO	BANCA POPOLARE DI LODI	6.500			6.500
CHIARAVALLE GIORGIO	BANCA POPOLARE DI LODI	72.941	309		73.250
BARILLA LUCA	BANCA POPOLARE DI LODI	30.260	3.500	6.000	27.760
FERRARI FRANCESCO	BANCA POPOLARE DI LODI	14.837	3.163		18.000
GARAVOGLIA LUCA	BANCA POPOLARE DI LODI	1.000			1.000
GATTONI CARLO	BANCA POPOLARE DI LODI	1.100	150		1.250
LANZONI DOMENICO	BANCA POPOLARE DI LODI	2.050			2.050
LOMBARDI GIUSEPPE	BANCA POPOLARE DI LODI	2.658	392		3.050
MICHELI FRANCESCO	BANCA POPOLARE DI LODI	1.000	150	1.150	0
MOLINARI AMATO LUIGI	BANCA POPOLARE DI LODI	4.000	6.600	5.000	5.600
PAVESI CARLO	BANCA POPOLARE DI LODI	7.269	1.286		8.555
PREMOLI ANTONIO	BANCA POPOLARE DI LODI	3.020			3.020
TESSERA ENRICO	BANCA POPOLARE DI LODI	5.501	2.000		7.501
VISCONTI DI MODRONE GIANMARIA	BANCA POPOLARE DI LODI	5.625	1.440		7.065
ZUCCHETTI DOMENICO	BANCA POPOLARE DI LODI	16.653	2.047		18.700
SINDACI EFFETTIVI					
GOISIS GIANANDREA	BANCA POPOLARE DI LODI	14.442	6.858		21.300
BIANCHINI BASSANO	BANCA POPOLARE DI LODI	437			437
BONAZZI PAOLO GIACINTO	BANCA POPOLARE DI LODI	10.000	5.250		15.250
MANTOVANI GIANERNESTO	BANCA POPOLARE DI LODI	4.830	1.604		6.434
VESCE FRANCESCO	BANCA POPOLARE DI LODI	1.000	200		1.200
SINDACI SUPPLENTI					
PANIZZI GIULIANO	BANCA POPOLARE DI LODI	0			0
VENTURINI MARIA	BANCA POPOLARE DI LODI	500	500		1.000

LE PARTECIPAZIONI

Delle dinamiche nel portafoglio partecipazioni, conseguenti ai numerosi accadimenti societari descritti, viene fornito il dettaglio nella Nota integrativa.

Come anticipato, nel corso dell'anno è proseguito il progetto di ristrutturazione del Gruppo, che trova un momento qualificante nell'accentramento di determinate funzioni aziendali presso la Capogruppo.

In coerenza con tali indirizzi, sta proseguendo la fase di attuazione operativa del progetto, che prevede l'approvazione da parte dei Consigli di Amministrazione delle società del Gruppo degli schemi di "accordo quadro per la prestazione di servizi" nonché dei singoli "contratti per la prestazione dei servizi", che definiscono le norme generali e regolano la prestazione, da parte della Capogruppo a favore delle diverse società, dei servizi stessi.

Tali documenti, redatti con la consulenza della società Andersen Legal, contengono la descrizione puntuale dei servizi, nonché le attività e gli specifici termini e condizioni per la prestazione degli stessi.

In allegato ai contratti, oltre alla descrizione delle attività oggetto del servizio, vengono anche definiti i corrispettivi e le modalità di fatturazione e pagamento della prestazione dei servizi.

I corrispettivi delle prestazioni sono rappresentati dal costo effettivamente sostenuto e concordato per progetti speciali, singole attività e attività direttamente e inequivocabilmente imputabili al fruitore del servizio e dalla ripartizione del costo delle risorse della Funzione che presta il servizio, inteso come costo delle risorse umane, tecniche e organizzative impiegate, per le attività svolte in maniera indistinta in favore di tutte le società del Gruppo. La ripartizione dei costi di quest'ultima specie avverrà in base ad alcuni "driver" che possono variare in funzione dei singoli contratti e delle relative attività.

Per quanto riguarda i rapporti con le parti correlate, così come definite ai sensi del principio contabile internazionale IAS 24 e dell'art. 2359 del codice civile italiano, segnaliamo che nel corso dell'esercizio sono state poste in essere operazioni relative all'ordinaria gestione quali la concessione di prestiti, per cassa e di firma, la raccolta di fondi e la prestazione di servizi di intermediazione in valori mobiliari, generalmente regolati alle condizioni tipiche di mercato.

Nella tabella seguente sono evidenziati gli importi relativi ai rapporti di natura patrimoniale ed economica intrattenuti con imprese controllate e collegate, espressi in migliaia di euro.

Attività	**2.548.080**
Crediti verso banche	773.114
Crediti verso enti finanziari	370.564
Crediti verso altra clientela	99.813
Obbligazioni ed altri titoli di debito	1.304.589
Passività	**848.924**
Debiti verso banche	685.537
Debiti verso enti finanziari	47.300
Debiti verso altra clientela	110.426
Debiti rappresentati da titoli	5.661
Garanzie ed impegni	**168.198**
Garanzie rilasciate	124.435
Impegni	43.763
Costi	
Interessi passivi clientela	7.999
Interessi passivi banche	10.165
Spese amministrative	40.540
Ricavi	
interessi attivi clientela	3.567
interessi attivi banche	18.754
interessi attivi titoli	47.940
commissioni attive	11.242
altri proventi di gestione	5.733

LA TECNOLOGIA E L'ORGANIZZAZIONE

L'attività di studio, progettazione e fornitura di prodotti e servizi informatici è svolta, nell'ambito del Gruppo Bipielle, da Bipielle ICT, società costituitasi nell'anno 1999 a partire dallo scorporo della Direzione Sistemi Informativi della Capogruppo. L'impegno principale ha riguardato la realizzazione della base dati omogenea necessaria allo sviluppo del Sistema Informativo di Gruppo, parametrato a quello della Banca Popolare di Lodi.

Tra le principali innovazioni in campo informatico che hanno avuto impatto sui processi e l'operatività della Banca, ricordiamo la nuova applicazione sui prodotti derivati quotati e non quotati, la piattaforma tecnologica a supporto dell'attività di private banking, la razionalizzazione del sistema informativo dell'Area Finanza, la nuova procedura di rilevazione presenze all'interno dell'ambiente di Intranet aziendale, nel cui ambito saranno a breve rilasciate nuove applicazioni.

Nel corso dell'anno 2001, il Call Center del Gruppo Bipielle ha gestito teleservizi di tipo informativo per la clientela esistente e potenziale del Gruppo e dispositivo nei confronti della clientela di Banca Bipielle.Net. Relativamente all'area customer care, il Call Center ha svolto oltre all'attività telefonica anche analisi di problem solving tecnico-finanziario e gestione di un servizio di risposta alla clientela via posta elettronica.

Il volume di traffico telefonico gestito in *inbound* (ricezione di chiamate) nel corso dell'anno 2001 è stato di oltre 175.000 chiamate e quello *outbound* (chiamate in uscita) ammonta a circa 15.000 chiamate.

Tra i principali progetti che hanno visto il coinvolgimento del Call Center nell'anno 2001, si annoverano la gestione dei numeri verdi per Banca Bipielle.Net (clientela potenziale e esistente), una helpline per clienti retail del gruppo Bipielle sulle questioni legate all'Euro, l'implementazione di un servizio informativo telefonico relativamente alle carte di pagamento di Gruppo, il supporto informativo e funzionale alle imprese clienti del pacchetto "Forza Impresa" e infine il servizio informativo ai clienti potenziali di Bipielle Fondicri a seguito di campagne pubblicitarie istituzionali e di prodotto.

Razionalizzazione della struttura aziendale: le innovazioni nell'organigramma

Le iniziative di razionalizzazione e revisione delle strutture societarie, in precedenza descritte, non hanno impattato solamente sulle società del Gruppo Bipielle, ma hanno determinato impatti anche sull'organigramma della Banca Popolare di Lodi, che sempre più si sta dotando di risorse e meccanismi operativi adeguati a sostenere lo sviluppo di una banca e di un Gruppo articolato e complesso.

Nel presupposto che la struttura centrale della Banca ha responsabilità e competenza sulle attività dell'intero Gruppo (molte delle quali sono in fase di progressivo accentramento sulla Banca, al fine di migliorare l'efficienza e la unitarietà di indirizzo), segnaliamo tra le principali innovazioni che hanno caratterizzato la struttura organizzativa:

- la costituzione dell'Unità funzionale Processi Rating e Corporate, con l'obiettivo di elaborare le proposte e seguire i progetti per la definizione di interventi sui mercati primari dei capitali azionari e obbligazionari. L'Unità funzionale, nel corso del 2002, è stata collocata all'interno della Direzione di Gruppo Finanza e Mercati.
- la costituzione, all'interno Direzione di Gruppo Affari Commerciali, delle nuove unità funzionali Assistenza Reti (Divisione Reti Bancarie) e Pricing control (Divisione Pricing) e della funzione Call Center, con lo scopo di migliorare il presidio dei canali

distributivi, il controllo sulla corretta e remunerativa politica di pricing, l'utilizzo strategico del canale telefonico a supporto delle reti bancarie.

- Il trasferimento della funzione Amministrazione Personale dalla Direzione di Gruppo Amministrazione a quella Risorse, con la contestuale costituzione in Divisione, articolata nelle unità Gestione stipendi, Gestione presenze, Adempimenti amministrativi. Sono state in tal modo ricondotte ad un unico centro di responsabilità le attività e le problematiche che riguardano le Risorse umane, in vista anche del progressivo accentramento di tali attività presso la Capogruppo per tutte le aziende del Gruppo.

- la creazione delle Private Banking Units, i punti operativi dove viene svolta la gestione dei rapporti con la clientela di alta gamma, all'interno della struttura organizzativa della Banca Popolare di Lodi (nell'ambito delle Aree Territoriali e delle Dipendenze) e delle altre Reti bancarie, coordinate dalla Direzione di Gruppo Affari commerciali. Si realizza in tal modo una progressiva omogeneizzazione delle politiche commerciali relativamente a tale target di clientela, assegnando ai private bankers livelli di autonomia assimilabili a quelli dei responsabili di dipendenza.

- la costituzione del Dipartimento Agricoltura, quale nuova funzione della Banca dedicata allo sviluppo del comparto agricolo del Gruppo Bipielle. La struttura opera in stretto contatto con le Aree territoriali della Banca e le banche del Gruppo, per fornire risposte alle specifiche esigenze del comparto agroindustriale della clientela, non limitandosi alla gestione dei finanziamenti agrari ma mantenendo contatti con le Istituzioni del settore, approfondendo la conoscenza delle realtà agricole dei territori ove il Gruppo è presente, analizzando le opportunità disponibili per l'accesso a finanziamenti agevolati, realizzando progetti e prodotti specifici.

- infine, la costituzione delle nuove Aree territoriali di Roma, Catania, Messina, Palermo, Centrosud, che si affiancano a quelle già presenti nella struttura, quali entità di collegamento tra la rete delle Dipendenze e la Direzione Generale, con specifici compiti in termini di supporto commerciale, amministrativo e di controllo.

Outsourcing realizzati

Nella logica di concentrare le risorse e gli investimenti sulle attività che rappresentano il core business dell'attività bancaria, si è inoltre preceduto all'esternalizzazione di alcune funzioni ed operatività.
La gestione dell'economato e del magazzino/archivio è stato affidato ad un outsourcer esterno, che cura il deposito e la distribuzione di tutto il materiale necessario al funzionamento della Sede centrale e della rete di dipendenze. Allo stesso modo, le attività legate al trattamento della corrispondenza da parte di tutta la rete di vendita, sollevando di conseguenza gli addetti da qualsiasi attività manuale legata alla postalizzazione, sono state affidate ad una società specializzata.
Infine, il proseguimento del processo di integrazione tra le diverse società del Gruppo, sta portando all'unificazione della funzione acquisti tra le diverse società del Gruppo, effettuata di concerto con l'Unità Cost Control. L'obiettivo è quello di concentrare le logiche e le competenze della politica di approvvigionamento, realizzando sinergie e risparmi sui costi. Il processo, che nel corso dell'anno ha interessato ICCRI BFE, Efibanca e Banca Popolare di Mantova, proseguirà anche nel 2002 relativamente alle altre società del Gruppo.

Euro change over

Come si è detto nella sezione relativa allo scenario di riferimento della relazione sulla gestione consolidata uno degli avvenimenti per i quali sarà ricordato il 2001 è stato quello del passaggio operativo alla moneta unica europea. Ciò è particolarmente vero per le banche, che hanno dovuto affrontare una complessa serie di attività per trovarsi preparate all'importantissimo traguardo.

Per affrontare la fase finale della migrazione all'Euro, il nostro Gruppo nell'ultimo trimestre del 2000 ha avviato il progetto Euro fase 2.

Tutte le attività del progetto Euro fase 2 sono state condotte in modo da massimizzare la ricerca di sinergie di Gruppo e di economie di scala, con scelte comuni adottate per le Reti bancarie del Gruppo, in considerazione della gestione diretta organizzativa e della disponibilità di informazioni.

Per ciò che concerne la gestione del contante e specificatamente la fase di pre-alimentazione, le Dipendenze della Banca Popolare di Lodi e delle Banche del Gruppo sono state rifornite delle nuove banconote e monete per un ammontare di Euro pari a oltre 329 milioni.

Canale privilegiato per la distribuzione della nuova moneta è stato il bancomat. Tutto il parco Bancomat del Gruppo Bipielle (673 distributori) è stato adeguato per l'erogazione della nuova moneta predisponendo due cassetti, da 10 e da 50 Euro. Fin dalle prime ore del 1° gennaio 2002, il 24% dei bancomat della Banca Popolare di Lodi e delle Banche rete del Gruppo Bipielle, erogavano Euro, il 2 gennaio erano già l'85%. Dal 5 Gennaio, tutti i bancomat della Banca Popolare di Lodi e delle Banche del Gruppo distribuiscono esclusivamente Euro.

L'operatività delle Dipendenze, nonostante il notevole afflusso di pubblico, è stato sostanzialmente regolare; per quel che riguarda il sistema informativo non si sono verificati problemi.

Un aspetto fondamentale nella preparazione alla migrazione all'Euro è l'attività svolta per la formazione del personale, come descritto altrove.

Il piano di comunicazione esterna è stato gestito con interventi divulgativi sulla stampa locale, l'installazione di 700 corner Euro nelle filiali (composti da un convertitore ed un contenitore di depliants), la distribuzione di 900.000 depliants distribuiti al pubblico.

Un'importante aspetto ha riguardato la comunicazione diretta sul territorio con interventi volti ad informare/formare in ottica euro: Scuole (oltre 2.000 studenti coinvolti), Associazioni di categoria e categorie economiche, consumatori e personale amministrativo di Enti.

Nell'ambito dell'attività di studio e ricerca sulle nuove tecnologie e le loro applicazioni al mondo bancario, la Banca Popolare di Lodi partecipa attivamente a diversi gruppi di lavoro. Tra questi, ricordiamo in particolare e-Committee, il Comitato di coordinamento delle infrastrutture per l'e-banking predisposto dall'ABI con l'obiettivo di ricercare e studiare nuovi servizi che possano consentire ai consumatori ed esercenti di effettuare e gestire transazioni sicure via internet utilizzando carte di credito e carte Bancomat e ABILab, il Centro di Ricerca e Sviluppo delle Tecnologie per la Banca, finalizzato alla condivisione delle novità tecnologiche disponibili ed in sviluppo sul mercato.

In sede Banca d'Italia, nell'ambito del Comitato CIPA, la Banca partecipa ad un Gruppo di lavoro di nuova costituzione, sull'impatto dei nuovi canali distributivi sulle strutture e sui

processi operativi aziendali. Scopo dei lavori è individuare le modalità e gli effetti in banca dell'utilizzo dei nuovi canali di contatto con la clientela, sotto il profilo strategico organizzativo, delle risorse umane, della relazione con il cliente, della pianificazione e controllo rischi.

Altro importante ambito di studio da parte delle strutture della Banca è rappresentato dalle analisi che hanno per oggetto la Revisione dell'Accordo sul Capitale, promossa dal Comitato di Basilea, ed i suoi impatti sull'attività bancaria. Di tali importanti sviluppi, cui si accenna nella sezione relativa al sistema dei controlli e alla gestione dei rischi, si stanno in particolare occupando i competenti uffici della Banca, all'interno delle Direzioni di Gruppo Controlli Operativi e Pianificazione Strategica.

LE ATTIVITA' COMMERCIALI

Numerose sono state le iniziative di carattere commerciale che hanno caratterizzato l'esercizio 2001, attraverso la messa a punto di nuovi prodotti e servizi per la clientela.

L'esercizio sarà anche ricordato per il grande sforzo di omogeneizzazione a livello di Gruppo del catalogo prodotti. Come specificato di seguito, le iniziative hanno riguardato i prodotti di raccolta, i prodotti di investimento e di finanziamento, i servizi di pagamento ed i prodotti rivolti a specifici target di clientela.

L'approccio unitario alle iniziative commerciali ha trovato, inoltre, esemplare manifestazione nel grande successo del citato aumento di capitale della Banca, al cui collocamento hanno partecipato e contribuito le reti distributive delle diverse banche.

Esaminiamo sinteticamente alcuni dei principali avvenimenti dell'anno in campo commerciale.

Il lancio di Forza Impresa, package di conto corrente a spese fisse, è tra le prime iniziative del 2001. Obiettivo prioritario della Banca è quello di puntare con decisione sulla relazione con i clienti appartenenti al target "piccola media impresa", ponendosi nei loro confronti come fornitore di soluzioni innovative, differenziate e ad elevato valore aggiunto per supportare l'impresa nella gestione della propria operatività quotidiana. Forza Impresa è stato sviluppato come primo nuovo prodotto di Gruppo e vede coinvolte, nella fornitura di consulenza o di servizi molte delle società prodotto e dei partner strategici del Gruppo Bipielle, nell'ottica di massimizzare le sinergie presenti all'interno del Gruppo. Il 2001 si è chiuso con l'adesione di oltre 6.000 clienti e la redemption dell'attività di cross selling sui prodotti accessori si avvicina, per alcuni di essi, al 50%.

Con l'entrata in vigore del nuovo prospetto unico, è stato avviato il collocamento della nuova gamma dei Fondi Bipielle Fondicri Sgr, risultante dalla razionalizzazione delle famiglie Bipielle, RSA e Fondicri. I 32 Fondi a disposizione consentono all'investitore un'elevata diversificazione tra prodotti monetari, obbligazionari ed azionari, spaziando dai comparti globali a quelli specializzati per area geografica, stile di gestione e flessibilità dell'asset allocation.

L'offerta del Gruppo si è inoltre contestualmente arricchita con la commercializzazione di Bipielle Fondicri Multifondo, fondo di fondi con struttura multicomparto composto da 4 linee e basato su una metodologia di gestione multimanager. Multifondo investe in OICR dei migliori gestori domestici ed internazionali, attraverso un'attenta selezione basata sulla continuità dei risultati e sul controllo del rischio. Il prodotto si caratterizza anche per la sua connotazione etica, prevedendo la retrocessione di una parte delle commissioni di gestione ad una Onlus, individuata attualmente nella Caritas per un progetto di adozioni a distanza. In aggiunta, il comparto Bilanciato Obbligazionario risulta etico anche nella selezione degli investimenti, basata su criteri di responsabilità sociale ed ambientale.

Nonostante l'incertezza che ha caratterizzato i mercati negli ultimi mesi del 2001, il collocamento dei prodotti Bipielle Fondicri Sgr è stato caratterizzato da una pronta risposta commerciale da parte delle reti delle Banche del Gruppo, con una rapida crescita delle masse gestite ed una crescente incidenza nei portafogli della clientela.

Negli ultimi mesi dell'anno è stata ampliata e diversificata l'offerta di sistemi di pagamento con il lancio delle nuove carte di pagamento di Gruppo.

Il Programma carte, frutto del progetto coordinato dalla Divisione Reti Complementari, si è avvalso della collaborazione di soggetti interni: ICCRI-BFE e Bipielle Ducato.

Con riferimento al target "Privati" e allo scopo di agevolare il change-over all'Euro, sono stati lanciati tre nuovi prodotti: Extra, carta revolving che consente di rateizzare i

pagamenti, Electa, carta flessibile per pagamenti a saldo o rateali e Kàlibra, la prima carta prepagata ricaricabile in Italia.

L'offerta si contraddistingue per caratteristiche innovative, in termini di flessibilità nei pagamenti: revolving "puro", passaggio da pagamento a saldo a rateale e prepagato, servizi aggiuntivi: attraverso la tecnologia Internet, telefonia mobile (SMS), call center e risponditore automatico (IVR).

I maggiori margini derivanti dall'inserimento di prodotti propri, consentiranno di ottenere una miglior redditività all'interno di un comparto in forte crescita.

Con riferimento ai soli ultimi due mesi del 2001, sono state emesse 21.000 carte Kàlibra e circa 14.000 carte di credito (Electa ed Extra), che hanno prodotto rispettivamente 4,2 milioni di € di utilizzi per Kalibra (ATM + POS) e 4,1 milioni di euro di volumi di spesa per le due carte di credito.

A seguito dei cambiamenti intervenuti nella disciplina fiscale dei contratti d'assicurazione sulla vita, il portafoglio assicurativo ha subito un completo restyling. Tale occasione ha *costituito un'importante opportunità per introdurre innovazioni significative al parco* prodotti, quali ad esempio una struttura tecnico-finanziaria di tipo no-load che, oltre ad aumentare l'appeal di prodotto per il Cliente, sposta l'obiettivo reddituale sul ritorno commissionale annuo relativo alle masse gestite. Si segnala inoltre l'avvio di uno dei primi Piani Individuali Pensionistici (Bipielle Futuro), finalizzato alla soluzione delle esigenze legate alla previdenza integrativa e l'introduzione di un particolare ed innovativo prodotto assicurativo-finanziario (Bipielle SpecialUnit).

Per quanto attiene al ramo danni si ricorda l'avvio della nuova polizza Infortuni Correntista e, dedicate al canale Private Banking, due specifiche polizze relative ai comparti Rimborso Spese Mediche e Incendio Furto Abitazione.

L'anno 2001 ha visto una profonda trasformazione anche nel comparto leasing del nostro Gruppo, processo che ha condotto alla riorganizzazione e ridefinizione del ruolo di Bipielle Ducato Leasing quale Società-prodotto di riferimento nel comparto leasing per tutte le banche partecipate.

Nei fatti, il processo di trasformazione intrapreso da Bipielle Ducato Leasing ha come *obiettivo il rafforzamento delle sinergie con il canale bancario*: le Dipendenze di tutte le Banche saranno i principali collocatori dei servizi offerti dalla Società.

Al fine di cogliere appieno questi potenziali vantaggi, è stato concordato con Bipielle Ducato Leasing di replicare il modello di collaborazione già implementato per la Capogruppo, che prevede l'assegnazione di un Responsabile Commerciale della Società per ciascuna Banca del Gruppo che avrà il compito di assistere le Dipendenze in tutte le opportunità e problematiche commerciali che dovessero presentarsi.

La riorganizzazione del comparto non ha precluso il raggiungimento di importanti risultati sintetizzati in oltre 2.600 contratti conclusi per un valore di beni locati pari a 215 milioni di euro

Nel corso del 2002 le aspettative del nostro Gruppo sono di ulteriore crescita anche alla luce di fattori esterni positivi (in primis, la rinnovata fiducia delle imprese negli investimenti in virtù delle agevolazioni contenute nella legge Tremonti-bis).

Come già citato, la Banca Popolare di Lodi ha stipulato una convenzione di Gruppo con Banca Woolwich per la distribuzione dei mutui della Società alla clientela retail. Banca Woolwich nasce come sussidiaria italiana del gruppo Woolwich, che dal 2000 fa parte del Gruppo Barclays ed opera esclusivamente nel comparto dei mutui casa vantando un'elevata specializzazione ed una gamma di prodotti estremamente diversificata.

La collaborazione commerciale con Banca Woolwich consente alla Banca Popolare di Lodi ed alle banche del Gruppo Bipielle di offrire, accanto ai mutui tradizionalmente distribuiti, una vasta gamma di finanziamenti in grado di soddisfare molteplici esigenze della clientela. I mutui Woolwich infatti, affiancano e non sostituiscono la gamma delle Banche del Gruppo perseguendo una diversificazione sia per forme tecniche che per durate.

La complementarietà tra le due gamme di mutui casa è confermata dalle direttive impartite dalla Direzione di Gruppo Affari Commerciali in merito ai criteri di vendita dei mutui "banca", che prevedono la possibilità di erogare mutui a tasso indicizzato con durata massima di 15 anni e mutui a tasso fisso con durata massima di 10 anni.

Nel mese di novembre 2001 è stata lanciata, nelle filiali della Banca Popolare di Lodi e della Banca Popolare di Crema, la campagna promozionale denominata "Pokerissimo", con l'obiettivo di incrementare il livello di interrelazione e complementarietà dei conti tradizionali con quelli online di Banca Bipielle.Net.

Anche alle Filiali tradizionali è stata data l'opportunità di proporre il conto corrente di Banca Bipielle.Net con tutti i prodotti e servizi associati, richiesti dalla clientela più evoluta.

All'iniziativa sono stati abbinati premi originali e ad alta connotazione tecnologica, oltre ad un concorso a premi riservato ai sottoscrittori di prodotti di Bipielle Fondicri Sgr.

Obiettivo della campagna, in linea con quanto raccomandato in più occasioni da Banca d'Italia, è stato anche il progressivo processo di education nei confronti della Clientela, come per altre importanti occasioni (introduzione alla moneta unica Europea). Allo scopo sono state allestite in alcune Dipendenze, nel corso del 2001, le prime postazioni multimediali, con accesso ad internet, riservate alla Clientela.

Il termine dell'iniziativa è fissato per il 31 ottobre 2002, pertanto il suo impatto sul collocamento dei prodotti di Banca Bipielle.Net da parte delle reti di sportelli si rifletterà essenzialmente sui dati di produzione del 2002.

Il Gruppo nel corso dell'esercizio 2001, attraverso la neocostituita Divisione Corporate Banking - facente parte della Direzione di Gruppo Commerciale - ha posto in essere alcune importanti iniziative per rafforzarne la propria posizione all'interno del segmento aziende. E' stata posta in essere una "campagna" destinata a sollecitare la Rete del Gruppo nella vendita del finanziamento agevolato ai sensi della Legge Sabatini i cui risultati ed indicazioni hanno consentito di realizzare un'iniziativa pilota commerciale e formativa a 360° nel settore corporate chiamata "100 aziende per la Brianza". Gli incoraggianti risultati di quest'ultima iniziativa hanno consentito di gettare le basi per un importante progetto denominato "NOC Corporate" che sta vedendo la sua prima fase realizzativa, su quattro Aree pilota, nel corso del mese di marzo e consisterà nella creazione di nuclei commerciali dedicati al solo comparto Corporate che saranno orientati all'implementazione e fidelizzazione della clientela aziende del Gruppo.

Come già ricordato, in data 2 aprile 2001 è stato inaugurato il Servizio di Private Banking della Banca Popolare di Lodi. Il modello scelto si focalizza sul cliente, sui suoi bisogni e sulle sue esigenze, fornendo un servizio di consulenza altamente personalizzato che investe l'aspetto finanziario, l'aspetto successorio ed assicurativo, l'aspetto societario, l'aspetto immobiliare e l'art advisory.

Il progetto è partito con un mese di formazione al quale hanno partecipato venti private bankers suddivisi nelle otto unità iniziali, individuate a livello geografico in funzione della concentrazione della clientela target.

Ogni private bankers deve gestire 60 gruppi familiari (unità relazionali a cui fanno capo più clienti singoli). Nel corso dell'anno 2001 e nei primi mesi del 2002 sono stati definiti una serie di collaborazioni commerciali ad hoc per il servizio: Fima Service (art advisory), D&Gem (diamanti), Chubb (prodotti assicurativi). Tali collaborazioni si aggiungono alla

partnership con Unione Fiduciaria e permettono al servizio di private banking del gruppo BIPIELLE di acquisire le caratteristiche di un servizio di consulenza globale.

I private bankers partecipano a percorsi formativi continui che, al di là delle 4 settimane del corso istituzionale, si sono concretizzati in circa 12 giornate d'aula nel 2001.

I private bankers adottano una procedura informatica propria, il DPS On Line che permette di visualizzare ed analizzare l'intero portafoglio del singolo cliente o del gruppo familiare.

Con la fine dell'anno 2001 e l'inizio del 2002 è iniziata la seconda fase del progetto che prevede l'estensione del servizio alle aree della Sicilia ed alle Banche del Gruppo.

LA FINANZA

Come delineato nella sezione della Relazione Consolidata dedicata allo scenario di riferimento, nel corso del 2001 i principali mercati azionari mondiali hanno manifestato un trend univocamente decrescente, avviato gia' nel 2000 e accentuato da uno scenario macroeconomico in progressivo deterioramento e dai tragici eventi dell'11 settembre. In corrispondenza di quanto accaduto a New York, le piazze azionarie internazionali hanno segnato i minimi, avviando poi un rapido recupero che si e' protratto fino alla chiusura d'anno. Performance negative hanno manifestato in generale tutte le principali Borse internazionali: -17% l'indice Dow Jones, -18,8% l'indice Nikkei della Borsa di Tokio e –22% l'indice Dow Jones Euro Stoxx dell'area Euro. Per quanto riguarda i mercati dei titoli tecnologici, il Nasdaq ha segnato un calo del 21% facendo meglio pero' del Neuer market tedesco che ha lasciato sul campo il 60,2% e del Nuovo Mercato italiano in calo del 45,7%.

L'indice Mibtel, dopo aver segnato il minimo degli ultimi tre anni il 21 settembre a 16.926 punti, ha chiuso l'anno a 22.855, segnando una contrazione rispetto a fine 2000 del 24,63%, nonostante il consistente recupero di fine anno abbia riportato l'indice a livelli precedenti gli attacchi terroristici. Particolarmente penalizzati il settore dei Media (-51,3%) e quello chimico (-37,8%), mentre migliore e' stata la tenuta dei titoli dei settori industriali (-15%) e fra i pochi in territorio positivo quello petrolifero (+0.8%). La borsa italiana ha raggiunto complessivamente una capitalizzazione pari a 592,3 miliardi di Euro, circa 225 miliardi in meno rispetto a fine 2000, con una incidenza sul PIL del 48,5% (70,2% nel 2000). Rispetto all'anno precedente, in calo anche la media delle transazioni giornaliere, passate da 3,3 a 2,5 mld di Euro, un valore comunque ancora nettamente superiore alla media degli ultimi dieci anni.

Il settore bancario italiano ha mostrato a fine esercizio una performance dei valori di borsa negativa del 30%, recuperando comunque più del 30% dai minimi toccati a settembre. Dall'inizio dell'anno in corso, il settore è rimasto piuttosto stabile, perdendo circa il 3%, mentre il Mib 30 è sceso dell'1,70%. Il mercato è apparso poco dinamico, con una propensione al rischio su livelli decisamente bassi.

L'andamento del titolo Banca Popolare di Lodi ha risentito di tale contesto difficile. Nel corso del 2001, la nostra azione ha conosciuto un valore massimo di euro 13,392 in data 31 gennaio ed il minimo il 21 settembre (€ 6.868). In media del 2001, l'azione ha quotato 10.758 €; in questa prima parte del 2001 il titolo Banca Popolare di Lodi ha sovraperformato le altre banche popolari, recuperando circa 4 punti percentuali rispetto alla media del settore.

Nel corso dell'anno trascorso l'Area Finanza ha proseguito il suo potenziamento inserendo nuove figure professionali, che hanno consentito alla Banca di affrontare in modo sempre più proficuo le sfide proposte dai mercati finanziari.

L'incremento dei volumi intermediati è stato sostanziale sia sui mercati domestici che su quelli internazionali, ponendo la Banca tra i protagonisti dei mercati nel campo dell'innovazione finanziaria. I prodotti finanziari proposti hanno sempre soddisfatto le esigenze, anche le più sofisticate, sia della clientela retail che di quella corporate. La ricerca e l'utilizzo di strumenti finanziari sempre più aggiornati e sempre più efficaci è stata costante.

Al fine di gestire in modo sempre più efficiente il portafoglio di raccolta e impieghi è proseguito il processo di accentramento delle società del Gruppo.

Puntuale è stata la presenza della Banca nelle operazioni di mercato aperto effettuate con la Banca Centrale Europea allo scopo di ottimizzare la gestione di breve periodo della tesoreria.

Nel corso del 2001, la gestione delle relazioni con controparti bancarie e finanziarie internazionali è stata gradualmente accentrata presso la Direzione di Gruppo Finanza e Mercato della Banca Popolare di Lodi. Questo processo di razionalizzazione è stato realizzato in parallelo con l'implementazione del progetto "conti nostri di Gruppo", che ha permesso al Gruppo Bipielle di disporre di una rete unificata di rapporti di conto presso corrispondenti estere, accesi a nome della Capogruppo ma utilizzabili, attraverso un meccanismo di deleghe, dalle sussidiarie abilitate ad effettuare operazioni con l'estero. In questo contesto, particolarmente intensa e significativa è risultata l'attività del team "Financial and Banking Institutions", volta da una parte ad ottimizzare gli strumenti collegati all'uso dei "conti nostri" - a beneficio dell'operatività estero della clientela del Gruppo -, dall'altra a rafforzare il proprio ruolo di interlocutore unico delle controparti nell'ambito degli interventi di "correspondent banking".

LE RISORSE

Il numero dei dipendenti della Banca Popolare di Lodi al 31 dicembre 2001 era pari a 2.642 unità. Rispetto al 31 dicembre dell'anno precedente il numero di risorse risulta incrementato di 93 unità.

In aggiunta alle assunzioni, che hanno riguardato 307 risorse (junior e senior) per potenziare le strutture presenti e per l'apertura di nuove filiali, sono da segnalare i riflessi delle seguenti iniziative, già ricordate:

- acquisizione dello sportello di Milano Rogoredo (ora Agenzia di Via Monte Cengio) della Cassa Lombarda;
- acquisizione della Banca di Credito Cooperativo di Cerda;
- cessione dei dipendenti (69 risorse) distaccati presso Bipielle ICT;
- acquisizione del ramo d'azienda della Banca Bipielle Centrosud (97 risorse) da parte della Banca Popolare di Lodi e costituzione della nuova Area Territoriale Centrosud;
- costituzione delle nuove funzioni aziendali: Dipartimento Agricoltura, Unità Private Banking, Call Center di Gruppo;

Nell'ambito delle strategie di Gruppo, sono stati inoltre avviati presso la Banca Popolare di Lodi i progetti di Accentramento Risorse di Gruppo e Valutazione e Sviluppo Professionale, volti a migliorare l'efficienza dell'utilizzo delle risorse umane ed i criteri per il loro sviluppo all'interno del Gruppo.

L'attività di formazione, nel corso del 2001 ha coinvolto n. 2.653 dipendenti per un totale di n. 13.241 giornate d'aula (+54,2% rispetto al 2000). Nel 2001 è stato confermato un notevole impegno in attività formative con una estensione delle risorse coinvolte.

Il Piano di Formazione è stato caratterizzato da interventi volti a costruire e affinare le competenze tecniche relative a ruoli professionali di primaria importanza sia di Rete sia di Direzione Generale per valorizzare le capacità di chi svolge consulenza finanziaria alla clientela, di chi eroga credito e di chi svolge funzioni specialistiche di settore.

In generale i principali temi hanno riguardato i settori: Euro, Neoassunti, Formazione manageriale, Commerciale, Sicurezza, Nuove tecnologie.

In particolare è opportuno ricordare che è stato realizzato, nei primi mesi del 2001, un progetto di formazione/riposizionamento denominato "insieme per il cambiamento" che ha coinvolto n. 35 risorse della ex BMI, le quali, al termine delle oltre 500 giornate di formazione, sono diventate operanti a supporto di diverse Dipendenze delle Aree di Messina, Catania e Palermo.

E' stata data particolare importanza ad altre quattro importanti macro aree: manageriale, sicurezza, affiancamenti in stage, tecnico/specialistica.

Per quanto concerne l'area manageriale sono stati realizzati due importanti progetti: il project management rivolto a responsabili di sede centrale ed un training manageriale rivolto al Top Management di sede centrale; tale ultimo percorso formativo prosegue in questi mesi del 2002 estendendo la partecipazione anche a figure manageriali delle Banche del Gruppo e di Rete.

Per quanto riguarda la formazione in tema di sicurezza, sono state coinvolte 280 risorse per un totale di 390 gg. in corsi di formazione per preposti locali (realizzati dal 2001 con docenza interna) al fine di coprire con queste figure tutte le Dipendenze della Banca con particolare attenzione a tutte quelle di nuova apertura.

Relativamente agli affiancamenti, è importante ricordare che è stato istituzionalizzato un percorso di Stage presso le direzioni di gruppo per tutti i Titolari e Vice di nuova nomina e di nuova assunzione al fine di consentire un più rapido inserimento il più possibile in linea con le strategie generali del gruppo.

Nell'area della formazione tecnico-specialistica, infine, sono stati realizzati diversi corsi ormai a "catalogo" relativi all'area Crediti, Finanza ed Estero per i dipendenti della Rete degli Sportelli per accompagnare l'espansione territoriale, l'innesto di nuove risorse e la crescita di altre risorse operanti nei settori suindicati.

E' stato realizzato poi, nella seconda parte dell'anno, un importante progetto formativo Euro a livello di Gruppo che ha coinvolto tutto il personale di Rete e di Sede per quanto concerne la formazione di base, i cassieri per una formazione specifica sulle caratteristiche delle nuove banconote, gli specialisti retail di ogni Dipendenza del Gruppo e gli specialisti corporate delle Aree Territoriali e delle Dipendenze di maggiori dimensioni per una formazione specifica ad hoc per i due settori.

Per quanto attiene alla formazione contrattuale il "catalogo" disponibile per tutti i dipendenti oltre a temi specifici quali "l'attività di corporate banking", "la gestione del risparmio del Gruppo Bipielle" "Bipielle-net la banca multicanale" e informatici è stato arricchito ancora da temi d'importanza manageriale quali: il lavoro di squadra, il problem solving, la gestione delle risorse.

E' stato riproposto il Corso Serale di Inglese con l'utilizzo della duplice modalità d'aula tradizionale per alcuni corsisti e d'aula multimediale con tutor grazie alla scuola Wall Street presente in diverse città d'Italia ma grazie soprattutto alla collaborazione con l'istituto scolastico Gandini di Lodi nei confronti del quale la Banca Popolare di Lodi ha sponsorizzato la realizzazione di un'aula multimediale.

Per coloro che operano nella Direzione Generale si sono mantenute elevate le partecipazioni a convegni, seminari, giornate di studio per supportare le funzioni specialistiche dell'aggiornamento necessario e per generare le competenze nelle risorse neo inserite.

Ricordiamo infine che il Gruppo Bipielle continua ad aderire al Banking and Financial Diploma, realizzato da Abiformazione e giunto alla V edizione; nel 2001 sono state coinvolte, nelle varie edizioni, 17 risorse Lodi (con almeno un rappresentante per ciascuna Area) e altre 37 risorse appartenenti alle Casse di Lucca, Pisa e Livorno.

Nell'arco del 2001 il Gruppo Bipielle ha effettuato anche nuove iscrizioni al B&FD avanzato, progetto che prevede quattro moduli relativi a: orientamento al mercato, mercato dei privati, mercato delle imprese, sviluppo manageriale. Tutto il progetto si ispira a due modelli concettuali di fondo: la banca come impresa finalizzata alla creazione di valore e la differenziazione strategica del business bancario.

LE ATTIVITA' CULTURALI E LE EROGAZIONI PER BENEFICIENZA

La crescita dimensionale di cui la Banca si è fatta promotrice negli ultimi anni l'ha portata ad acquisire una consapevolezza crescente in termini di ruolo e responsabilità sociale.

Nella comunità economica e creditizia di cui la Banca Popolare di Lodi è parte integrante, l'operato dell'Istituto abbraccia dunque la sfera del progresso culturale e sociale oltre che economico, grazie alla convinzione che il rapporto impresa-sociale sia una ricchezza intangibile che si trasferisce nel tempo.

Anche in relazione all'allargamento dei confini di operatività della Banca e della crescente visibilità acquisita dalla stessa, la politica di assegnazione dei contributi in beneficenza e sponsorizzazioni nel corso del 2001 ha privilegiato, rispetto al passato, iniziative a vantaggio di una visione non più localistica. E' in quest'ottica che ai tradizionali contributi destinati ad iniziative e manifestazioni locali, segno di una indiscussa e consolidata sensibilità nei confronti dei propri interlocutori sul territorio di insediamento storico, la Banca ha affiancato iniziative che delineano una forte attenzione nei confronti della collettività: dei più bisognosi attraverso le associazioni filantropiche, dei giovani, dell'arte, della cultura.

Fra gli interventi a carattere nazionale sono significative una erogazione liberale destinata alla Fondazione Banco Alimentare, organizzazione no profit fondata da Don Giussani, che da anni si prodiga per raccogliere e redistribuire derrate alimentari ai più bisognosi, e la sponsorizzazione per il secondo anno consecutivo della stagione concertistica 2001/2002 dell'Orchestra Guido Cantelli di Milano.

Fra le iniziative a carattere locale è di rilievo, infine, la realizzazione a spese della Banca di un'aula multimediale per gli studenti del Liceo scientifico Gandini di Lodi.

La Banca Popolare di Lodi ha sottoscritto con l'Università degli Studi di Milano una convenzione finalizzata alla costituzione di un Centro Dipartimentale di Studi del Lavoro. La Banca si impegnerà nel sostenere parte degli oneri derivanti dalla ristrutturazione dei locali, individuati presso la Società Umanitaria di Milano, nei quali troveranno collocazione il Centro ed una Biblioteca, che sarà costituita dal lascito da parte del prof. Pera di un patrimonio di oltre 10 mila volumi di diritto del lavoro, relazioni industriali, storia del lavoro e dei movimenti sindacali. Nei locali del Centro Dipartimentale verranno riservati appositi spazi per l'installazione di un Bipielle Point (postazione internet di Bipielle.Net) e sarà garantita elevata visibilità al Gruppo Bipielle. Il Centro, infine, collaborerà con la Banca ed il Gruppo per la promozione di iniziative di ricerca, formazione e dibattito su temi di interesse a livello nazionale ed internazionale.

Sempre nell'ambito delle attività di collaborazione con il mondo accademico, la Banca ha offerto il proprio sostegno per costituire, assieme ad Hopa Spa, 40 borse di studio intitolate a Banca Valori (la Banca del Gruppo specializzata nell'attività di private banking, con sede a Brescia) per studenti del Corso di laurea in Moneta e Finanza della Facoltà di Economia dell'Università degli Studi di Brescia.

Oltre a fornire tale supporto finanziario, la Banca partecipa all'attività didattica, fornendo collaborazione e risorse specializzate per la realizzazione di un Seminario di Operatività e formazione finanziaria.

IL SISTEMA DEI CONTROLLI E LA GESTIONE DEI RISCHI

Nel corso del 2001 si è ulteriormente perseguita la profonda evoluzione dei tradizionali modelli di controllo interno volti a garantire un maggior presidio dei rischi, dotando la Banca di ulteriori risorse e nuove professionalità.

Per quanto riguarda i controlli operativi, ciò ha consentito di integrare i controlli di linea (affidati alle Unità produttive o incorporati nelle procedure) e le usuali verifiche "a norma" con la più generale attività di revisione interna; si è provveduto a valutare la funzionalità e la corretta operatività delle Unità produttive (di rete o centrali) nonché l'affidabilità e sicurezza dei processi decisionali.

Gli interventi di audit hanno riguardato pure i rischi connessi all'Information Technology nonché quelli connessi ai servizi di intermediazione in valori mobiliari e finanziari.

Inoltre sono stati definiti e avviati specifici progetti per lo sviluppo di efficaci metodologie e/o procedure di audit, al fine di presidiare i rischi operativi più significativi connessi all'attività bancaria; in particolare su servizi assegnati a società esterne, sulla gestione di nuovi progetti informatici, sulla sicurezza logica e sull'adeguatezza dei sistemi informativi utilizzati dal Gruppo.

Particolare attenzione è stata rivolta al Gruppo Bipielle, nell'attuazione del modello organizzativo dei Controlli Operativi di Gruppo, fondato sull'accentramento presso la Capogruppo delle funzioni di programmazione, organizzazione metodologica e reportistica e sull'esecuzione decentrata dei controlli mediante presidi allocati presso le Aree Territoriali e presso le Società bancarie e non bancarie controllate.

In ottemperanza al Codice di Autodisciplina adottato nel corso del 2001 è stato istituito un Comitato per il Controllo Interno composto da tre consiglieri che si è riunito con periodicità bimestrale. Alle riunioni hanno partecipato le Direzioni di Gruppo Controlli Operativi e Pianificazione Strategica, ciascuna per le rispettive aree di competenza.

Riportiamo testualmente le conclusioni della relazione inviata dal Comitato al Consiglio di Amministrazione: "Dall'esame a 360 gradi delle diverse problematiche di controllo del Gruppo Bipielle, il Comitato ha tratto il convincimento che le stesse siano state affrontate con razionalità ed efficienza da parte di un gruppo di addetti di elevata professionalità. "

La gestione dei rischi

Lo sviluppo che la Banca ed il Gruppo hanno conosciuto nell'ultimo periodo, ha esteso in modo significativo il perimetro e la tipologia delle attività svolte, rendendo necessario un rafforzamento dell'attività di misurazione, controllo e gestione dei rischi considerati nel loro complesso (rischi di mercato, rischi di credito, rischi di tasso, rischi operativi).
Oltre al miglioramento dei profili gestionali, un ulteriore importante stimolo allo sviluppo di sistemi di gestione del rischio è dovuto al ruolo dell'Autorità di Vigilanza, che contribuisce a rafforzare la cultura del controllo all'interno degli istituti bancari.

Rischio di credito

Il controllo della qualità del credito avviene attraverso il presidio sia del rischio specifico di controparte, sia del rischio di portafoglio.
Con riferimento alla prima e più tradizionale componente, è stato approntato internamente un Sistema di rating, organizzato in dieci classi e differenziato in base al segmento d'operatività della controparte. Esso consiste nell'assegnazione di ciascun cliente affidato ad una classe omogenea rappresentativa del suo merito creditizio, sinteticamente

espresso dalla probabilità d'insolvenza associata a tale classe; il rating costituisce non solo uno strumento diretto di monitoraggio della qualità del credito, ma anche un elemento primario per il modello di portafoglio.

Rischio di Mercato

L'esposizione al rischio di mercato è misurata in termini di Value at Risk (VaR). Il VaR è calcolato utilizzando l'approccio "varianze-covarianze" di RiskMetrics ed è parametrizzato a un intervallo di confidenza del 99% e a un holding period di 1 giorno.
Oggetto di misurazione è il portafoglio di proprietà della Banca Popolare di Lodi, ad esclusione del portafoglio immobilizzato e delle partecipazioni. Per quanto attiene le banche del Gruppo, a fine 2001 è stato completato il processo di accentramento dei relativi portafogli presso ICCRI-BFE; inoltre sono stati sottoscritti contratti di consulenza di gestione che consentiranno alla Capogruppo di procedere all'estensione del modello di Market Risk Management.
Il VaR della Banca Popolare di Lodi è calcolato con periodicità giornaliera a livello di Istituto, di Business Units e di Strumento ed è aggregato tenendo conto delle correlazioni esistenti tra i rendimenti di ciascun fattore di rischio (tassi di interesse, tassi di cambio e indici azionari).
A partire dal maggio 2001, è calcolato anche il rischio controparte del portafoglio derivati OTC. Il metodo applicato è quello degli add-on factors proposto dal Comitato di Basilea nel luglio del 1994; al momento l'esposizione è misurata considerando le posizioni lorde nei confronti di ciascuna controparte (non si ricorre alla compensazione di posizioni di segno opposto).
Tutti i risultati prodotti sono sintetizzati in un sistema di reporting standardizzato nella forma e nella periodicità e destinato al Consiglio di Amministrazione ed all'Alta Direzione.
Nel corso del 2001 il VaR totale ha presentato un valore medio pari a 6,8 milioni di Euro, con un minimo ed un massimo rispettivamente di 3,8 e di 14,2 milioni di Euro. Rispetto all'esercizio precedente il dato medio è aumentato di circa il 15%; tale incremento è dovuto principalmente al rialzo delle volatilità storiche sui mercati azionari dopo gli eventi dell'11 settembre c.a.

Rischio tasso d'interesse ed Asset & Liability Management

La misurazione dell'impatto che mutamenti inattesi nelle condizioni di mercato potrebbero determinare sulla profittabilità della Banca e del Gruppo (rischio di interesse, di liquidità, di trasformazione delle scadenze) viene costantemente monitorato, adottando metodologie di Maturity e Sensitivity Analysis.
La produzione della reportistica, destinata all'Alta Direzione della Banca, prevede la Gap Analysis, la valutazione dell'impatto sul Margine Atteso e sul Patrimonio Netto, a fronte di diverse ipotesi di scenario relative all'evoluzione dei tassi di interesse, la stima della Massima Perdita Attesa secondo una metodologia di Value at Risk e l'analisi di Liquidità.

Rischio Operativo

Nel corso del 2001, a livello di sistema, hanno preso avvio alcune iniziative di rilievo nell'ambito dei controlli, che si possono ricondurre alla proposta di revisione dell'Accordo sul Capitale di Basilea (risalente al 1988), che prevede l'introduzione di un requisito patrimoniale specifico per il rischio operativo.

A tal proposito è in corso di definizione una specifica funzione aziendale di Operational Risk Management (ORM), con l'obiettivo sia di supportare le altre entità interessate nella

misurazione dei rischi operativi, sia di fornire una metodologia che guidi l'azienda verso un assetto dei controlli interni efficace ed efficiente.

Attraverso tecniche di Control Risk Self Assessment, intese come autovalutazione dell'esposizione ai rischi, l'ORM da un lato svilupperà strategie per l'identificazione, la misurazione e il monitoraggio dei rischi operativi, dall'altro coordinerà la raccolta delle informazioni quantitative sulle perdite operative in un apposito data base aziendale, al fine di poter disporre di una serie storica (almeno triennale) così come indicato dalle Autorità di Vigilanza.

Ulteriore iniziativa sul fronte del monitoraggio dei rischi è costituita dal progetto "Sistema dei Controlli a Distanza (SCD)" che prenderà avvio con l'inizio del 2002: si tratta di realizzare una sorta di "cruscotto" per il monitoraggio dei rischi operativi.

Da un punto di vista informatico, il citato SCD comporta l'implementazione di un software dedicato ai controlli, affidabile, evoluto e dinamico che consente, attraverso l'acquisizione di dati elementari relativi agli eventi da sottoporre a monitoraggio, di produrre indicatori di anomalie (i c.d. "early warning") su rischi operativi particolarmente significativi nell'attività bancaria.

Sulla scorta degli indicatori di anomalia rilevati il sistema approntato è in grado di determinare dei rating, assegnando dei punteggi a livello di processo, di area informativa, di centro di responsabilità, confrontabili con benchmark di riferimento.

L'EVOLUZIONE PREVEDIBILE DELLA GESTIONE

Il contesto economico sta evolvendo in direzione favorevole per l'attività creditizia, che dovrebbe beneficiare della ripresa congiunturale attesa per la seconda parte dell'anno.

In tale scenario, il processo di semplificazione e razionalizzazione della struttura di Gruppo proseguirà, impattando direttamente sulle strutture della Banca. L'evoluzione della gestione sarà infatti interessata dalle iniziative di ristrutturazione, sia societaria che industriale, che sono in programma per il Gruppo Bipielle (come descritto nella Relazione al Bilancio consolidato), finalizzate alla massimizzazione del valore degli investimenti effettuati ed all'ottimizzazione nell'utilizzo delle risorse umane e di capitale impegnate.

In tale progetto, che prevede un nuovo modello organizzativo di tipo polarizzato, ovvero focalizzato su due poli distinti, l'uno rappresentato dalle reti bancarie e l'altro dalle business unit diverse dalle attività tradizionali, alla Capogruppo competono, oltre al supporto per le attività accentrate, i compiti di indirizzo, di definizione degli obiettivi e delle vie per il loro raggiungimento, nonché la gestione strategica dei diversi business la cui responsabilità operativa, invece, è di competenza dei singoli capi azienda.

Da tali importanti iniziative deriveranno positivi risultati reddituali, conseguenti al migliore sfruttamento delle risorse aziendali ed alle semplificazioni funzionali.

Le linee guida del Piano 2002-2004 prevedono crescita e consolidamento nel tempo della redditività della Banca e del Gruppo nel suo complesso, grazie al contributo derivante dai business tradizionali, che dalla razionalizzazione in corso riceveranno un impulso verso una ancora maggiore efficienza, ed allo sviluppo delle potenzialità di crescita dei settori ad elevato valore aggiunto nei quali si è impegnati. Una particolare attenzione sarà rivolta al controllo dei costi di struttura ed al proficuo uso del capitale.

GLI EVENTI DI RILIEVO SUCCESSIVI AL 31 DICEMBRE 2001

Congresso Nazionale delle Associazioni degli analisti e degli operatori finanziari

Seppur per soli due giorni, Lodi si è trasformata in una vera e propria capitale del mondo finanziario, proiettata in una nuova dimensione, fino a qualche anno fa inimmaginabile.

Infatti, il 2 e 3 febbraio 2002, la Banca Popolare di Lodi ha avuto l'onore di ospitare, negli spazi di Bipielle City, l'Ottavo Congresso Nazionale delle Associazioni degli analisti e degli operatori finanziari, promosso dall'AIAF (Associazione Italiana degli Analisti Finanziari), dall'ASSIOM (Associazione Italiana Operatori Mercati dei Capitali) e dall'ATIC – FOREX (The Financial Markets Association of Italy).

L'evento, di cui è stato ospite principale il Governatore della Banca d'Italia, assieme ad esponenti del Direttorio dell'Organo di Vigilanza, i ministri Tremonti, Castelli, Bossi, Lunardi, Urbani, ed i principali banchieri nazionali, ha riscosso un successo organizzativo completo, suscitando attestazioni di stima e giudizi estremamente positivi da parte degli oltre duemila partecipanti.

Per il Gruppo Bipielle ha costituito, innegabilmente, un'occasione unica per consolidare ulteriormente la propria visibilità nel panorama bancario nazionale. La comunità economica-finanziaria non solo ha avuto la possibilità di ammirare il centro polifunzionale di via Polenghi Lombardo, ma ha potuto constatare direttamente la solidità e l'efficienza del Gruppo Bipielle, entrato tra i primi 10 istituti di credito nazionali e il cui ruolo nel sistema bancario non è più percepibile soltanto in termini di banche acquisite, risultati economici e sportelli bancari. Alla base della crescita c'è una struttura che funziona dotata di grandi risorse e una banca che pur espandendo la propria attività è rimasta fedele alle proprie origini. I numeri oggi sono sostenuti da un'indiscutibile crescita d'immagine che è stata amplificata da questo evento che la banca ha avuto il merito di portare a Lodi.

La rilevanza dell'appuntamento è stata sancita dalla presenza del Governatore della Banca d'Italia, Antonio Fazio, che per la prima volta si è intrattenuto per tre giorni nella città sede dei lavori delle associazioni. Nelle precedenti edizioni non era mai accaduto e non si era mai vista una così importante e qualificata partecipazione di esponenti del Governo.

Il discorso ufficiale del massimo esponente di via Nazionale ha rappresentato, come ogni anno, il momento clou del ciclo d'incontri previsti dalla scaletta dei lavori, ed ha catalizzato l'attenzione di tutta la comunità economica e finanziaria nazionale ed internazionale.

La banca e la città escono profondamente rafforzati da questo esame che ha permesso tra l'altro di consolidare i rapporti, già ottimi, tra il Gruppo Bipielle e tutte le istituzioni locali, senza il contributo delle quali non sarebbe stato possibile ospitare il congresso. Il Comune, la Provincia, la Prefettura e le forze dell'ordine hanno infatti fornito un apporto determinante.

Accordo con la Cassa di Risparmio di Bolzano

Il primo di febbraio 2002 sono state poste le premesse per realizzare un accordo di rilevante spessore strategico. La Banca Popolare di Lodi e la Fondazione Cassa di Risparmio di Bolzano hanno sottoscritto un protocollo di intesa per l'acquisizione, una volta ottenuta l'autorizzazione degli Organi di vigilanza, di una partecipazione del 20% del capitale della Cassa di Risparmio di Bolzano Spa, per un valore complessivo di euro 358,5 milioni (euro 498,04 per ciascuna azione). Nell'ambito del progetto strategico, la

Fondazione Cassa di Risparmio di Bolzano investirà nel Gruppo Bipielle circa 90 milioni euro.

La Cassa di Risparmio di Bolzano, istituto leader nell'Alto Adige con circa 80 sportelli è già partner commerciale del Gruppo Bipielle nel campo dell'asset management e della bancassurance.

L'acquisizione della partecipazione nella banca altoatesina consentirà al Gruppo Bipielle di rafforzare la presenza in una area geografica nella quale è già attivo con la Banca Popolare del Trentino, area ritenuta di elevatissimo interesse anche perchè vera e propria cerniera con i mercati mitteleuropei.

La Fondazione Cassa di Risparmio di Bolzano sta parallelamente finalizzando un analogo accordo di collaborazione con Bayerische Landesbank (attuale socio di minoranza), importante istituto di credito tedesco, che permetterà l'allargamento degli orizzonti del Gruppo.

Filiale di Londra

Il primo marzo 2002 è diventata operativa la Filiale di Londra della Banca Popolare di Lodi, nata dall'operazione di acquisto del ramo d'azienda e conseguente subentro nella gestione della London branch del Banco di Napoli. L'operazione persegue lo scopo di sviluppare la nostra presenza e visibilità sulla piazza londinese e nei confronti degli operatori finanziari (Fondi, Agenzie di rating, etc.). L'attività caratteristica della filiale di Londra, in base alla strategia di banca all'ingrosso rivolta a clientela corporate, consiste prevalentemente in rapporti creditizi bilaterali con primarie società, interventi nel mercato dei prestiti sindacati, nell'attività in cambi e tesoreria.

Perfezionamento spin off immobiliare

Nell'ambito del citato progetto di razionalizzazione delle attività immobiliari, il giorno 5 marzo 2002 si è perfezionato il conferimento da parte di Banca Popolare di Lodi e di altre sette banche del Gruppo del proprio ramo aziendale immobiliare a Bipielle Immobili Spa, che ha contestualmente modificato la propria denominazione in Bipielle Real Estate Spa. La società, controllata dalla Capogruppo, consentirà di valorizzare il patrimonio di Gruppo, con strategie focalizzate sul business.

Risultati OPAS Trentino

L'otto marzo 2002, al termine del periodo di Offerta Pubblica di Acquisto e Scambio su 5.251.269 azioni della Banca Popolare del Trentino, rappresentanti l'intero capitale sociale, sono state portate in adesione n. 5.209.460 azioni, pari al 99,204% delle azioni oggetto dell'offerta.

Il Consiglio di amministrazione della banca trentina ha convocato per il giorno 13 aprile 2002 l'Assemblea straordinaria della società, affinché deliberi sulla trasformazione da società cooperativa a responsabilità limitata a società per azioni ed adotti un nuovo statuto.

IL CONTO ECONOMICO

CONTO ECONOMICO

Importi in Eur/000	2001	2000	var. ass.	var.%
Interessi attivi e proventi assimilati	661.535	519.718	141.817	27,29%
Interessi passivi e oneri assimilati	(451.587)	(304.265)	(147.322)	48,42%
Dividendi e altri proventi	164.156	108.573	55.583	51,19%
MARGINE DI INTERESSE	**374.104**	**324.026**	**50.078**	**15,45%**
Commissioni nette	102.443	107.287	(4.844)	-4,51%
Profitti da operazioni finanziarie	(10.975)	15.921	(26.896)	-168,93%
Altri proventi di gestione	48.398	43.002	5.396	12,55%
MARGINE DI INTERMEDIAZIONE	**513.970**	**490.236**	**23.734**	**4,84%**
Spese amministrative e altri oneri	(271.994)	(255.490)	(16.504)	6,46%
spese per il personale	(140.576)	(131.178)	(9.398)	7,16%
altre spese amministrative	(129.416)	(121.222)	(8.194)	6,76%
altri oneri di gestione	(2.002)	(3.090)	1.088	-35,21%
RISULTATO DI GESTIONE	**241.976**	**234.746**	**7.230**	**3,08%**
Rettifiche/riprese di val. su immob.	(54.353)	(47.355)	(6.998)	14,78%
Accantonamenti per rischi ed oneri	(6.188)	(3.392)	(2.796)	82,43%
Accantonamenti fondo rischi su crediti	(4.868)	(2.818)	(2.050)	72,75%
Rettifiche di valore su crediti	(78.294)	(73.106)	(5.188)	7,10%
Riprese di valore su crediti	5.114	5.193	(79)	-1,52%
Rettifiche nette su immob finanz.	(1.273)	(5.356)	4.083	-76,23%
UTILE ATTIVITÀ ORDINARIE	**102.114**	**107.912**	**(5.798)**	**-5,37%**
Componenti straordinarie	25.375	38.807	(13.432)	-34,61%
Variazione fondo rischi bancari generali	0	(7.230)	7.230	-100,00%
Imposte sul reddito	(31.824)	(41.040)	9.216	-22,46%
UTILE NETTO	**95.665**	**98.449**	**(2.784)**	**-2,83%**

I valori dell'esercizio 2000 non sono riferiti a situazioni pro forma con Banca Bipielle Centrosud in quanto il contributo della stessa al conto economico 2001 è del solo ultimo trimestre, e quindi non particolarmente significativo.

L'esercizio chiude con un utile netto di 95,665 milioni di euro, in lieve decremento rispetto all'esercizio 2000. Pure in un anno particolarmente difficile per la gestione e la redditività bancaria, che ha visto performance certamente non brillanti per tutto il settore, i risultati della Banca mostrano stabilità e consistenza.

Il margine di interesse mostra una crescita del 15,45%, raggiungendo 374,1 milioni di euro. La dinamica degli interessi attivi e passivi riflette la maggiore espansione conosciuta nell'anno dalla raccolta diretta (in particolare nelle componenti vincolate quali le obbligazioni) rispetto agli impieghi, in uno scenario di tassi in flessione.

I dividendi apportano un contributo molto significativo al margine, pari a € 164,2 milioni (...1,2%) soprattutto nella quota rappresentata da dividendi di imprese del Gruppo (passati da € 104,5 milioni a € 121,9 milioni), a dimostrazione dell'efficienza e della redditività del modello di Gruppo.

Le Commissioni nette sono pari a € 102,4 milioni ed evidenziano una riduzione del 4,51%.
Le Commissioni attive fanno registrare una lieve crescita (€ 121 milioni, +0,9%): nonostante una marcata contrazione delle commissioni da risparmio gestito e raccolta ordini, come avvenuto, peraltro, in modo generalizzato in tutto il settore, si registra, infatti, una crescita delle commissioni per il collocamento di carte di credito e di quelle connesse ad altri servizi, quali il bancomat. Le Commissioni passive, pari a € 18,6 milioni, aumentano del 47%, in particolare per effetto degli altri servizi.

Altra voce che risente e riflette direttamente delle difficoltà dei mercati è quella relativa ai Profitti e perdite da operazioni finanziarie. Il saldo è negativo di 10,975 milioni di euro, a seguito specialmente di svalutazioni nette di titoli non immobilizzati di circa € 15,9 milioni.

Positiva, al contrario, la dinamica degli Altri proventi di gestione, pari a € 48,4 milioni (+12,55%) che beneficiano di un aumento del recupero spese su conti correnti e depositi.

Il margine di intermediazione che ne deriva mostra una crescita del 4,84%, sino a 513,9 milioni di euro.

Le spese amministrative e gli altri oneri di gestione presentano una crescita di € 16,5 milioni, pari ad un incremento del 6,46%. In particolare, quelle relative al personale (che, come si è detto, si è incrementato di oltre 90 unità) raggiungono 140,6 milioni di euro (+7,16%), mentre gli altri costi operativi crescono del 6,8% circa. Le componenti più significative sono costituite dagli oneri relativi alle attività di sviluppo e gestione dei sistemi informativi di Gruppo, pagati alla controllata Bipielle ICT.

Il risultato di gestione raggiunge 241,9 milioni di euro, pari ad una crescita del 3,08%.

Tra le rettifiche e gli accantonamenti netti, che riflettono anche la marcata espansione degli investimenti effettuati, si segnalano un aumento del 14,78% di quelli relativi agli immobili, mentre quelle relativi ai crediti (il cui saldo è di € 73,2 milioni e comprende 12,6 milioni di euro corrispondenti alla quota annua della cartolarizzazione effettuata nel 1999) sono in progresso del 7,76%. Si evidenzia anche un incremento negli accantonamenti per rischi ed oneri, che raggiungono € 6,2 milioni.

Le componenti straordinarie della gestione presentano un saldo di € 25,4 milioni, in riduzione del 34,6% rispetto al 2000. I proventi straordinari si attestano a € 78,1 milioni contro i 55,6 milioni di euro dell'esercizio precedente: su tale ammontare hanno inciso le plusvalenze sulle cessioni di quote di partecipazione in ICCRI BFE per € 50,7 milioni, in Cassa Lombarda per € 7,8 milioni ed in Bipielle Real Estate per € 4,3 milioni. Gli oneri straordinari sono aumentati da € 16,8 milioni del 2000 a € 52,7 milioni, per le perdite da cessione delle partecipazioni in Bipielle SGR (pari a € 30,6 milioni) e in Banca Bipielle Centrosud (€ 15,9 milioni).

Le imposte sul reddito, che hanno beneficiato dell'applicazione delle agevolazioni previste dalla normativa DIT e dalla Legge Ciampi, sono pari a € 31,8 milioni, riducendosi del 22,46% sul livello del 2000.

Il risultato netto è, infine, pari a 95,665 milioni di euro, rispetto a € 98,449 milioni del 2000, pari ad una riduzione del 2,83%.

Sottoponiamo pertanto all'approvazione dell'Assemblea la seguente ripartizione dell'utile netto d'esercizio:

Dividendo agli azionisti		
euro 0,18 su n. 139.872.177 azioni	€	25.176.991,86
Alla Riserva Legale	€	4.783.273,60
Al Fondo di Riserva "Legge"Ciampi	€	62.781.155,00
Al Fondo di Riserva ex D.Lgs n.124/93	€	54.107,59
Al Personale (3%)	€	2.869.964,16
UTILE NETTO ESERCIZIO 2001	**€**	**95.665.492,21**

Signori Soci,

Vi invitiamo ad unirVi a noi per rivolgere un vivo apprezzamento all'Amministratore Delegato ed a tutto il Personale, di ogni ordine e grado, per il lavoro svolto sempre con il massimo impegno e dedizione, in maniera intelligente e proficua, al fine di assicurare continui progressi alla Banca ed al Gruppo.

Intendiamo altresì rivolgere il nostro saluto ai Dipendenti cessati dal servizio nel corso dell'anno, ai quali formuliamo auguri di serenità e di prosperità, mentre riserviamo un commosso ricordo a Coloro i quali ci hanno purtroppo lasciato per sempre.

Al Collegio Sindacale va il nostro grazie per la solerte, competente e puntuale attività esplicata, così come siamo riconoscenti, per la collaborazione prestata, ai componenti dei Comitati delle Filiali.

Come al solito rivolgiamo le espressioni del nostro deferente saluto al Governatore della Banca d'Italia dott. Antonio Fazio, al Direttore Generale dott. Vincenzo Desario, ai Vice Direttori Generali dott. Pierluigi Ciocca e dott. Antonio Finocchiaro, al Direttore Centrale della Vigilanza sugli Enti Creditizi, dott. Bruno Bianchi ed ai Suoi Collaboratori, nonché al Direttore della Sede di Milano dott. Giulio Lanciotti ed al suo staff.

Ringraziamo sentitamente, inoltre, i Direttori delle Sedi della Banca d'Italia delle province nelle quali la Banca ed il Gruppo sono presenti, nonché il Direttore dell'Ufficio Italiano dei Cambi dott. Carlo Santini.

Estendiamo i nostri ringraziamenti ed apprezzamenti al Presidente della Consob, prof. Luigi Spaventa, ed al Presidente della Borsa Italiana S.p.A., prof. Angelo Tantazzi.

Indirizziamo un particolare e cordiale saluto alle Presidenze e Direzioni delle Associazioni, Enti, Istituti, Uffici Pubblici, dei Corrispondenti italiani ed esteri, con l'auspicio che tali rapporti possano ancor di più incrementarsi e svilupparsi, nel comune e reciproco interesse.

Come da Ordine del Giorno, siete inoltre chiamati ad integrare il Consiglio di Amministrazione, che vede oggi esaurito il mandato di sette Amministratori e necessita della conferma di un Amministratore cooptato; ad eleggere cinque Sindaci effettivi e due Sindaci supplenti; a determinare il compenso agli Amministratori per l'esercizio relativo

all'anno 2002, nonché la retribuzione del Collegio Sindacale per il triennio 2002-2004; ad integrare, infine, il Collegio dei Probiviri, il cui Presidente è dimissionario.

Lodi, 20 marzo 2002

IL CONSIGLIO DI AMMINISTRAZIONE

Presidente
Giovanni BENEVENTO

Vice Presidente Vicario
Desiderio ZONCADA

Vice Presidente
Giorgio OLMO

Amministratore Delegato
Gianpiero FIORANI

Consiglieri
Luca BARILLA
Giorgio CHIARAVALLE
Francesco FERRARI
Luca GARAVOGLIA
Carlo GATTONI
Domenico LANZONI
Luigi Amato MOLINARI
Carlo PAVESI
Antonio PREMOLI
Enrico TESSERA
Giammaria VISCONTI DI MODRONE
Domenico ZUCCHETTI


Bilancio al
31 dicembre 2001

Stato patrimoniale

	Voci dell'attivo	31 dicembre 2001		31 dicembre 2000	
10.	**Cassa e disponibilità presso banche centrali e uffici postali**		**64.337.601**		**53.140.607**
20.	**Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali**		**430.943.370**		**752.232.433**
30.	**Crediti verso banche:**		**2.569.146.837**		**1.560.641.697**
	a) a vista	221.188.645		268.965.945	
	b) altri crediti	2.347.958.192		1.291.675.752	
40.	**Crediti verso clientela**		**6.606.709.893**		**5.635.235.755**
	di cui:				
	– crediti con fondi di terzi in amministrazione	1.926.802		1.979.014	
50.	**Obbligazioni e altri titoli di debito:**		**3.193.551.159**		**2.653.254.650**
	a) di emittenti pubblici	792.457.096		1.121.348.245	
	b) di banche	2.061.963.206		1.254.120.765	
	di cui:				
	– titoli propri	47.459.807		57.540.425	
	c) di enti finanziari	329.054.483		4.846.611	
	d) di altri emittenti	10.076.374		272.939.029	
60.	**Azioni, quote e altri titoli di capitale**		**215.602.687**		**256.207.359**
70.	**Partecipazioni**		**263.176.371**		**51.856.761**
80.	**Partecipazioni in imprese del gruppo**		**1.586.552.217**		**1.573.890.893**
90.	**Immobilizzazioni immateriali**		**173.234.284**		**159.113.849**
	di cui:				
	– avviamento	107.846.983		102.881.791	
100.	**Immobilizzazioni materiali**		**160.984.473**		**126.820.056**
120.	**Azioni o quote proprie** (valore nominale euro 2.473.446)		**10.853.558**		
130.	**Altre attività**		**852.900.099**		**688.533.522**
140.	**Ratei e risconti attivi:**		**124.741.744**		**105.146.978**
	a) ratei attivi	79.068.201		89.293.837	
	b) risconti attivi	45.673.543		15.853.141	
	di cui:				
	– disaggio emissione titoli	4.317.883		5.035.084	
	Totale dell'attivo		**16.252.734.293**		**13.616.074.560**

	Voci del passivo	31 dicembre 2001		31 dicembre 2000	
10.	**Debiti verso banche:**		**2.561.338.540**		**2.952.665.455**
	a) a vista	456.687.934		218.662.213	
	b) a termine o con preavviso	2.104.650.606		2.734.003.242	
20.	**Debiti verso clientela:**		**5.697.922.188**		**4.912.752.883**
	a) a vista	4.187.308.278		3.359.359.081	
	b) a termine o con preavviso	1.510.613.910		1.553.393.802	
30.	**Debiti rappresentati da titoli:**		**4.602.857.904**		**2.835.717.751**
	a) obbligazioni	4.179.288.459		2.466.867.874	
	b) certificati di deposito	411.924.952		356.648.860	
	c) altri titoli	11.644.493		12.201.017	
40.	**Fondi di terzi in amministrazione**		**4.710.687**		**1.973.259**
50.	**Altre passività**		**363.210.967**		**366.652.481**
60.	**Ratei e risconti passivi:**		**102.582.801**		**83.673.696**
	a) ratei passivi	67.841.865		78.754.685	
	b) risconti passivi	34.740.936		4.919.011	
70.	**Trattamento di fine rapporto di lavoro subordinato**		**59.413.445**		**63.199.547**
80.	**Fondi per rischi ed oneri:**		**119.107.139**		**117.526.837**
	a) fondi di quiescenza e per obblighi simili	30.602.494		24.885.662	
	b) fondi imposte e tasse	73.856.656		83.581.957	
	c) altri fondi	14.647.989		9.059.218	
90.	**Fondo rischi su crediti**		**11.541.007**		**5.858.695**
100.	**Fondo per rischi bancari generali**		**17.559.535**		**17.559.535**
110.	**Passività subordinate**		**971.982.177**		**914.994.102**
120.	**Capitale**		**360.870.217**		**290.877.739**
130.	**Sovrapprezzi di emissione**		**999.691.577**		**786.449.601**
140.	**Riserve**		**235.336.194**		**161.248.986**
	a) riserva legale	36.738.372		31.341.856	
	b) riserva per azioni o quote proprie	10.853.558			
	c) riserve statutarie	494.359		444.958	
	d) altre riserve	187.249.905		129.462.172	
150.	**Riserve di rivalutazione**		**48.944.423**		**6.474.782**
	a) riserve di rivalutazione	64.093.999		29.072.899	
	b) riserva da cartolarizzazione	(15.149.576)		(22.598.117)	
170.	**Utile (perdita) d'esercizio**		**95.665.492**		**98.449.211**
	Totale del passivo		**16.252.734.293**		**13.616.074.560**

Garanzie e impegni

	Voci	31 dicembre 2001		31 dicembre 2000	
10.	**Garanzie rilasciate**		**830.389.129**		**586.172.103**
	di cui:				
	- accettazioni	5.866.950		6.336.926	
	- altre garanzie	824.522.179		579.835.177	
20.	**Impegni**		**1.667.768.581**		**1.441.187.041**

Conto economico

	Voci		Esercizio 2001		Esercizio 2000
10.	**Interessi attivi e proventi assimilati**		**661.535.577**		**519.717.704**
	di cui:				
	- su crediti verso clientela	428.107.203		350.697.316	
	- su titoli a reddito fisso	160.664.884		131.405.724	
20.	**Interessi passivi e oneri assimilati**		**451.586.771**		**304.265.102**
	di cui:				
	- su debiti verso clientela	146.476.205		90.027.772	
	- su debiti rappresentati da titoli	130.018.939		84.035.268	
30.	**Dividendi e altri proventi:**		**164.156.399**		**108.572.811**
	a) su azioni, quote e altri titoli a reddito variabile	3.951.570		3.636.150	
	b) su partecipazioni	38.229.600		464.048	
	c) su partecipazioni in imprese del gruppo	121.975.229		104.472.613	
40.	**Commissioni attive**		**121.007.050**		**119.916.680**
50.	**Commissioni passive**		**18.563.739**		**12.629.804**
60.	**Profitti (Perdite) da operazioni finanziarie**		**(10.975.221)**		**15.920.747**
70.	**Altri proventi di gestione**		**48.397.721**		**43.002.477**
80.	**Spese amministrative:**		**269.992.290**		**252.399.444**
	a) spese per il personale	140.576.046		131.177.518	
	di cui:				
	- salari e stipendi	92.342.943		89.969.615	
	- oneri sociali	32.037.245		27.787.441	
	- trattamento di fine rapporto	7.827.725		7.917.635	
	- trattamento di quiescenza e simili	3.974.819		1.660.634	
	b) altre spese amministrative	129.416.244		121.221.926	
90.	**Rettifiche di valore su immobilizzazioni immateriali e materiali**		**54.353.411**		**47.354.818**
100.	**Accantonamenti per rischi ed oneri**		**6.188.310**		**3.392.241**
110.	**Altri oneri di gestione**		**2.002.074**		**3.089.544**
120.	**Rettifiche di valore su crediti e accantonamenti per garanzie e impegni**		**78.293.885**		**73.105.823**
130.	**Riprese di valore su crediti e su accantonamenti**				**0**
	per garanzie e impegni		**5.113.505**		**5.193.190**
140.	**Accantonamento a fondo rischi su crediti**		**4.868.043**		**2.818.370**
150.	**Rettifiche di valore su immobilizzazioni finanziarie**		**1.272.725**		**5.355.799**
170.	**Utile (Perdita) delle attività ordinarie**		**102.113.783**		**107.912.664**
180.	**Proventi straordinari**		**78.115.810**		**55.561.155**
190.	**Oneri straordinari**		**52.740.379**		**16.754.648**
200.	**Utile (perdita) straordinario**		**25.375.431**		**38.806.507**
210.	**Variazione del fondo rischi bancari generali**				**7.230.397**
220.	**Imposte sul reddito dell'esercizio**		**31.823.722**		**41.039.563**
230.	**Utile (perdita) d'esercizio**		**95.665.492**		**98.449.211**

Riparto utili

- Dividendo agli azionisti		
Euro 0,18 su n. 139.872.177 azioni	€	25.176.991,86
- Alla Riserva Legale	€	4.783.273,60
- Al Fondo di Riserva "Legge Ciampi"	€	62.781.155,00
- Al Fondo di Riserva ex D. Lgs 124/93	€	54.107,59
- Al Personale (3%)	€	2.869.964,16
Utile netto esercizio 2001	€	**95.665.492,21**

CONSIGLIO DI AMMINISTRAZIONE

Presidente:	Giovanni BENEVENTO
Vice Presidente Vicario:	Desiderio ZONCADA
Vice Presidente:	Giorgio OLMO
Amministratore Delegato:	Gianpiero FIORANI
Consiglieri:	Luca BARILLA – Giorgio CHIARAVALLE Francesco FERRARI - Luca GARAVOGLIA Carlo GATTONI - Domenico LANZONI Luigi Amato MOLINARI - Carlo PAVESI Antonio PREMOLI – Enrico TESSERA Giammaria VISCONTI di MODRONE Domenico ZUCCHETTI

DIREZIONE DI GRUPPO AMMINISTRAZIONE

Direttore Centrale:	Attilio SAVARÈ

NOTA INTEGRATIVA

STRUTTURA E CONTENUTO DEL BILANCIO

Il bilancio d'esercizio è costituito dallo stato patrimoniale, dal conto economico e dalla presente nota integrativa, ed è corredato dalla relazione sull'andamento della gestione, così come previsto dal D. Lgs. 27 gennaio 1992 n. 87 che ha disciplinato, in attuazione delle Direttive C.E.E. n. 86/635 e n. 89/117, i conti annuali e consolidati delle banche.

La nota integrativa ha la funzione di fornire l'illustrazione e l'analisi dei dati di bilancio, e contiene le informazioni richieste dalle disposizioni del decreto legislativo n. 87/1992, dal provvedimento della Banca d'Italia n. 100 del 15 luglio 1992 con gli aggiornamenti contenuti nel provvedimento n. 14 del 16 gennaio 1995 e del 7 agosto 1998 e da altre leggi. Inoltre, vengono fornite tutte le informazioni complementari ritenute necessarie a dare una rappresentazione veritiera e corretta, anche se non specificamente richieste da disposizioni di legge. Pertanto, alla presente nota integrativa sono allegati i seguenti documenti:

- Rendiconto finanziario;
- Prospetto delle variazioni nei conti del patrimonio netto;
- Rendiconto del fondo di quiescenza del personale;
- Prospetto delle rivalutazioni effettuate (art. 10 Legge 72/1983);
- Prospetto dei beni immobili;
- Elenco delle partecipazioni;
- Bilanci delle banche controllate e sintesi dei dati di bilancio delle principali società del Gruppo e delle Società sottoposte a influenza notevole.

Il bilancio d'esercizio e il bilancio consolidato sono assoggettati a revisione contabile dalla società di revisione Arthur Andersen S.p.A. ai sensi dell'art. 155 del D. Lgs. 24 febbraio 1998 n. 58 ed in esecuzione della delibera dell'Assemblea Ordinaria del 21 aprile 2001 che ha attribuito l'incarico a detta società per il triennio 2001/2003.

Coerentemente con l'adozione dell'euro quale moneta di conto per la tenuta della contabilità sociale, avvenuta a decorrere dallo scorso 1° settembre, il presente bilancio è stato predisposto in euro.

La nota integrativa è redatta, ove non diversamente indicato, in migliaia di euro.

I valori delle situazioni dei periodi precedenti utilizzati a fini di raffronto, sono stati riesposti sulla base del tasso di conversione lira/euro.

Parte A – CRITERI DI VALUTAZIONE

Il bilancio è redatto nell'osservanza delle vigenti disposizioni di legge e facendo riferimento ai principi contabili in vigore in Italia e, ove mancanti, a quelli dell'International Accounting Standards Committee.

Sezione 1 - L'illustrazione dei criteri di valutazione

1. Crediti, debiti, garanzie e impegni

Crediti e debiti verso Banche

I crediti sono valutati al valore di presumibile realizzo che, tranne per i crediti con banche residenti in taluni Paesi esteri considerati a rischio, coincide con il valore nominale aumentato degli interessi liquidati con riferimento alla data del bilancio.
I crediti con banche residenti in Paesi esteri considerati a rischio sono valutati tenendo conto anche delle situazioni di difficoltà nel servizio del debito da parte dei Paesi di residenza dei debitori.
I debiti sono esposti al valore nominale aumentato degli interessi liquidati con riferimento alla data del bilancio.

Crediti e debiti verso Clientela

Il valore dei crediti iscritto in bilancio, comprensivo dell'ammontare degli interessi contrattuali liquidati con riferimento alla data di bilancio, nonché di quelli di mora, coincide con quello del loro presumibile realizzo.
Tale valore è ottenuto deducendo dall'ammontare complessivamente erogato le stime di perdita in linea capitale e per interessi, definite sulla base di specifiche analisi dei crediti in sofferenza, delle posizioni più rilevanti dei crediti incagliati, dei crediti ristrutturati e in corso di ristrutturazione e sulla base di stime forfettarie sugli altri crediti incagliati, nonché sui crediti vivi.
Le previsioni di perdita sono formulate tenendo conto della situazione di solvibilità dei debitori, nonché delle situazioni di difficoltà nel servizio del debito da parte dei Paesi di residenza degli stessi.
Il valore originario dei crediti viene ripristinato mediante riprese di valore qualora vengano meno i motivi delle rettifiche effettuate.
I debiti sono valutati al valore nominale, aumentato degli interessi liquidati con riferimento alla data del bilancio.

Altri crediti e debiti

Gli altri crediti e debiti sono esposti al valore nominale, aumentati degli eventuali interessi maturati alla data di bilancio. Tale valore per i primi esprime il presumibile valore di realizzo.

Garanzie ed impegni

Le garanzie rilasciate sono iscritte al valore complessivo dell'impegno assunto.
I titoli e i cambi da ricevere sono esposti al prezzo a termine contrattualmente stabilito con la controparte.
Gli impegni ad erogare fondi assunti nei confronti delle controparti e della clientela sono iscritti per l'ammontare da regolare.

Gli impegni per acquisti/vendite di titoli a termine relativi a contratti in corso alla fine del periodo sono valutati con gli stessi criteri adottati per il portafoglio di destinazione.
Il rischio di credito connesso alle garanzie rilasciate è valutato in modo analogo ai crediti per cassa ed è fronteggiato da apposito accantonamento ai "Fondi rischi ed oneri - altri fondi".

2. Titoli e operazioni "fuori bilancio" (diverse da quelle su valute)

2.1 Titoli immobilizzati

I titoli che sono destinati ad essere detenuti durevolmente dalla Banca sono valutati al costo specifico. Essi sono assoggettati a svalutazione nel caso di deterioramento duraturo della solvibilità dell'emittente, nonché della capacità di rimborso del debito da parte del Paese di residenza di questi, salvo la presenza di idonee garanzie. Il costo originario viene corrispondentemente ripristinato negli esercizi successivi se vengono meno i motivi della rettifica di valore effettuata.
La differenza tra il costo di acquisto ed il valore di rimborso dei titoli di debito viene portata a rettifica degli interessi prodotti dai titoli stessi, secondo il principio della competenza economica sulla base della rispettiva durata residua.
I titoli subordinati, rivenienti da operazioni di cartolarizzazione di crediti in sofferenza e destinati a permanere in modo duraturo nel portafoglio della Banca, sono valutati in relazione all'andamento dell'operazione di cartolarizzazione sulla base dai rendiconti periodici predisposti dalle società veicolo.
Eventuali trasferimenti dal portafoglio titoli non immobilizzati al portafoglio titoli immobilizzati, e viceversa, effettuati in presenza di circostanze eccezionali, vengono contabilizzati al valore risultante dall'applicazione, al momento dell'operazione, delle regole valutative del portafoglio di provenienza.

2.2 Titoli non immobilizzati

I titoli che non costituiscono immobilizzazioni finanziarie sono valutati:

- al valore di mercato, se quotati in mercati regolamentati;
- al minore tra il costo di acquisto ed il valore di mercato, se non quotati in mercati regolamentati.

Il costo è determinato secondo il metodo LIFO a scatti su base annuale e include il disaggio di emissione maturato.

Il valore di mercato è determinato:

- per i titoli negoziati in mercati regolamentati, dalla media aritmetica dei prezzi dell'ultimo mese;
- per i titoli non quotati dal presumibile valore di realizzo che, relativamente alle obbligazioni ed agli altri titoli di debito è ottenuto tenendo anche conto dell'attualizzazione dei flussi finanziari futuri ad un adeguato tasso di mercato, determinato in base ad elementi obiettivi.

Nel caso dei titoli non quotati, il costo originario, qualora rettificato, viene corrispondentemente ripristinato negli esercizi successivi se vengono meno i motivi della rettifica di valore.
Le operazioni "pronti contro termine" su titoli con contestuale impegno a termine sono assimilate ai riporti e, pertanto, gli ammontari ricevuti ed erogati figurano come debiti e crediti. Il costo della provvista ed il provento dell'impiego, costituiti dalle cedole maturate

sui titoli e dal differenziale tra prezzo a pronti e prezzo a termine dei medesimi, vengono iscritti per competenza nelle voci economiche accese agli interessi.

Operazioni fuori bilancio

I titoli da ricevere o da consegnare, in relazione a contratti stipulati ma non ancora regolati alla chiusura dell'esercizio, sono valutati in modo coerente con i criteri utilizzati per il portafoglio di destinazione.

Le operazioni "fuori bilancio" riguardanti i contratti derivati su titoli, su tassi d'interesse o su indici sono valutate come segue:

- i contratti derivati di copertura di attività o passività in bilancio o fuori bilancio sono valutati in modo coerente rispetto alla valutazione delle attività e delle passività coperte. Il risultato della valutazione è imputato alla voce Profitti (perdite) da operazioni finanziarie. I differenziali sono registrati nelle voci accese agli interessi attivi e passivi coerentemente ai costi ed ai ricavi generati dagli elementi coperti, secondo il principio della competenza economica;
- contratti di negoziazione in conto proprio sono valutati al mercato, se quotati in mercati regolamentati, o al minore tra il costo ed il valore di mercato, se non quotati in mercati regolamentati. I differenziali sono registrati alla voce Profitti (perdite) da operazioni finanziarie;
- contratti di intermediazione per conto della clientela: le commissioni sono contabilizzate al momento della stipula dei contratti.

3. Partecipazioni

Le partecipazioni sono valutate al costo, determinato sulla base del prezzo di acquisto o di sottoscrizione o del valore attribuito in sede di conferimento. Il costo viene ridotto per perdite durevoli di valore nel caso in cui le partecipate abbiano sostenuto perdite e non siano prevedibili nel futuro utili di entità tale da assorbire le predette perdite.
Il valore originario viene ripristinato negli esercizi successivi se vengono meno i motivi della rettifica di valore effettuata.
I dividendi delle società controllate sono contabilizzati nell'esercizio in cui maturano sulla base delle proposte di distribuzione deliberate dai Consigli di Amministrazione delle società controllate antecedenti a quello della Capogruppo che approva il progetto di bilancio. Il relativo credito d'imposta è contabilizzato ad incremento del dividendo nella misura corrispondente al credito verso l'erario che nell'esercizio di incasso del dividendo stesso sarà riconosciuto a scomputo delle imposte sul reddito.
I dividendi di altre società ed il relativo credito d'imposta sono contabilizzati nell'esercizio in cui i primi vengono incassati.
Gli stessi possono essere iscritti nell'esercizio in cui maturano sulla base delle proposte di distribuzione deliberate dai Consigli di Amministrazione, qualora risultino elementi certi che ne assicurino l'approvazione in sede di deliberazione assembleare.

4. Attività e passività in valuta (incluse le operazioni "fuori bilancio")

Le attività, le passività e le operazioni "fuori bilancio" a pronti in valuta sono convertite in euro ai cambi a pronti di fine esercizio; l'effetto di tale valutazione viene imputato a conto economico.
Le operazioni "fuori bilancio" a termine sono valutate ai corrispondenti cambi a termine in vigore a fine esercizio; l'effetto di tale valutazione viene imputato a conto economico.

Le immobilizzazioni materiali, immateriali e finanziarie espresse in valuta, se non costituiscono oggetto di operazioni di copertura, sono valutate al cambio storico d'acquisto.
I costi ed i ricavi in valuta sono rilevati al cambio vigente al momento della contabilizzazione.

5. Immobilizzazioni materiali

Sono registrate al costo di acquisto, comprensivo degli oneri accessori sostenuti, o al valore attribuito in sede di conferimento; per taluni beni, tale valore risulta rettificato in applicazione di specifiche leggi di rivalutazione o a seguito dell'allocazione del disavanzo emerso nell'ambito di operazioni di fusione; l'ammontare iscritto in bilancio è ottenuto deducendo dal valore contabile così definito gli ammortamenti effettuati.
In sede di predisposizione del presente bilancio il valore degli immobili è stato oggetto di rivalutazione ai sensi dell'articolo 1 del decreto 162 del 13 aprile 2001. La suddetta norma consente ai soggetti che alla data dell'8 maggio 2001 avevano già approvato il bilancio d'esercizio 2000 di rivalutare i beni d'impresa ai sensi degli articoli da 10 a 16 della legge 21 novembre 2000, n. 342.
L'operazione di rivalutazione si inserisce nel progetto di ristrutturazione del comparto immobiliare del Gruppo, articolato in due fasi: una prima fase, che trova realizzazione con la predisposizione del bilancio al 31 dicembre 2001, prevede la rivalutazione degli immobili del Gruppo, mentre una seconda fase, da realizzarsi nel primo semestre 2002, comporta il conferimento dei rami d'azienda immobiliari delle società del Gruppo alla controllata Bipielle Real Estate S.p.A.
La struttura dell'operazione adottata consente di usufruire dei benefici fiscali previsti dalla normativa in materia e permette di dare piena evidenza del maggior grado di patrimonializzazione insito negli attivi immobiliari.
L'operazione di rivalutazione ha interessato gli immobili, strumentali e non, già in possesso della Banca al 31 dicembre 1999. Il maggior valore degli immobili, determinato sulla base di perizia giurata con riferimento ai valori di mercato degli stessi, è stato attribuito, ai sensi della norma sopracitata ed al netto relativo onere fiscale, ad apposita riserva.
A seguito della suddetta operazione il valore degli immobili è stato incrementato per 43,1 milioni di euro, mentre le poste patrimoniali hanno beneficiato per un importo pari a 35 milioni di euro.
Contabilmente, il maggior valore dei beni è stato attribuito a riduzione del fondo ammortamento e, per la parte residua, ad incremento del valore contabile del bene.
L'onere fiscale correlato è stato imputato direttamente al Fondo imposte e tasse.
Le immobilizzazioni sono sistematicamente ammortizzate in ogni esercizio a quote costanti sulla base di aliquote economico-tecniche determinate in relazione alla residua possibilità di utilizzo dei beni. Nel caso in cui, indipendentemente dall'ammortamento già contabilizzato, risulti una perdita durevole di valore, l'immobilizzazione viene corrispondentemente svalutata; se in esercizi successivi vengono meno i presupposti della svalutazione, viene ripristinato il valore originario.
Inoltre, nell'ambito di quanto consentito dalla normativa vigente vengono stanziati ammortamenti "integrativi" fiscalmente considerati "anticipati" al fine di fronteggiare l'obsolescenza dei beni a più elevato contenuto tecnologico.
I costi di manutenzione aventi natura incrementativa sono attribuiti ai cespiti cui si riferiscono ed ammortizzati in relazione alle residue possibilità di utilizzo degli stessi.

6. Immobilizzazioni immateriali

Sono iscritte sulla base dei costi sostenuti, comprensivi degli oneri accessori, ed ammortizzate sistematicamente in relazione alla loro prevista utilità futura.
I costi di impianto e di ampliamento aventi utilità pluriennale, nonché l'avviamento acquisito a titolo oneroso sono iscritti all'attivo previo consenso del Collegio Sindacale e sono ammortizzati in un periodo di cinque anni.
Gli avviamenti pagati per l'acquisizione di sportelli e quelli derivanti dalle operazioni di fusione per incorporazione sono ammortizzati in un periodo di dieci anni.

7. Altri aspetti

Operazioni di cartolarizzazione

Nel corso degli ultimi esercizi la Banca, nell'ambito di un progetto di graduale smobilizzo di crediti di difficile esigibilità, ha posto in essere due operazioni di cartolarizzazione di crediti.
Nell'esercizio 1999 la Banca ha realizzato una cessione di crediti con controparti terze ed in forma pro-soluto. Le perdite di valore rivenienti dalla suddetta operazione, sono state imputate, al netto del relativo effetto fiscale, direttamente a riduzione delle riserve patrimoniali, come previsto dall'art. 6 della legge n. 130 del 30 aprile 1999. Le stesse vengono iscritte a conto economico, in quote costanti, in un periodo di cinque anni.
Nel corso del secondo semestre dell'esercizio 2000, la Banca, unitamente ad alcune banche del Gruppo, ha avviato la realizzazione di un'operazione di cartolarizzazione di crediti ipotecari e ordinari in sofferenza, avvalendosi delle disposizioni previste dalla Legge n. 130 del 30 aprile 1999.
La differenza tra il valore netto contabile dei crediti ceduti ed il corrispettivo della cessione è stata imputata a conto economico.

Ratei e risconti

Sono iscritte in tali voci quote di costi e proventi, comuni a due o più esercizi, per realizzare il principio della competenza temporale.

Fondi di terzi in amministrazione

Rappresentano il debito in essere a fine esercizio nei confronti dei terzi mandanti. Tale debito si movimenta per:

- valore nominale delle disponibilità liquide accreditate dai mandanti ed impiegate per conto degli stessi;
- incrementi maturati nell'esercizio ed in esercizi precedenti a fronte dell'amministrazione di tali disponibilità. Gli incrementi sono rappresentati dallo sbilancio tra ricavi maturati e costi sostenuti nell'amministrazione medesima;
- prelievi effettuati dai mandanti di disponibilità precedentemente accreditate.

Trattamento di fine rapporto di lavoro subordinato

Il trattamento di fine rapporto viene stanziato per coprire l'intera passività maturata nei confronti dei dipendenti in conformità alla legislazione vigente ed ai contratti collettivi di lavoro e integrativi aziendali. Tale passività è soggetta a rivalutazione a mezzo di indici.

Fondo di quiescenza del personale

Il Fondo di quiescenza rappresenta:

- il valore degli impegni nei confronti del personale in quiescenza ricompreso nell'ambito del trattamento di quiescenza per il personale di cui al regolamento del "trattamento aggiuntivo di previdenza" del 1992. Il fondo viene adeguato sulla base delle risultanze di appositi calcoli attuariali.
- il valore degli impegni nei confronti del personale in servizio. Sulla base dell'accordo in materia di sistema di previdenza integrativo aziendale stipulato con le Rappresentanze Sindacali della Banca il Fondo di Previdenza Complementare è stato costituito, ai sensi del D. Lgs. 124/93, in due sezioni: a prestazione definita e a contribuzione definita.

  Relativamente alla sezione a prestazione definita, il fondo include il valore degli impegni nei confronti del personale in servizio che non ha aderito alla sezione a contribuzione definita. Il fondo viene adeguato sulla base delle risultanze di appositi calcoli attuariali.
  La sezione del fondo cosiddetta a contribuzione definita opera in regime di previdenza complementare a contribuzione definita e a capitalizzazione individuale ed è alimentata dai contributi della Banca e degli iscritti;
- il valore degli impegni maturati alla data di bilancio verso i dipendenti per il trattamento pensionistico aggiuntivo dell'incorporata Banca Industriale Gallaratese; esso è determinato con riferimento ai compensi percepiti dal personale ed all'anzianità di servizio maturata.

Fondo Imposte e tasse

Il fondo imposte e tasse include gli accantonamenti necessari a far fronte agli oneri fiscali correnti prevedibili sulla base delle norme tributarie in vigore e tenendo conto delle esenzioni applicabili e dei crediti di imposta spettanti, nonché gli accantonamenti relativi alla fiscalità differita.
Le imposte anticipate e differite sono calcolate sulle differenze temporanee tra il valore contabile delle attività e passività iscritte in bilancio ed il loro valore fiscale. Relativamente alle imposte anticipate, queste vengono iscritte nei limiti in cui esiste la ragionevole certezza del loro recupero in presenza di futuri redditi imponibili non inferiori all'ammontare delle differenze temporanee deducibili.

Le imposte differite passive vengono stanziate nella misura in cui si ritiene che nei prossimi esercizi si verifichino i presupposti per la relativa tassazione.

Altri fondi

Gli altri fondi sono stanziati per fronteggiare perdite di valore sulle garanzie rilasciate e sugli altri impegni assunti, nonché passività, di esistenza certa o probabile, delle quali tuttavia alla chiusura dell'esercizio o entro la data di formazione del presente bilancio non sono determinabili l'ammontare o la data di sopravvenienza.
Gli accantonamenti effettuati a fronte delle passività sopra indicate riflettono la migliore stima possibile sulla base degli elementi a disposizione.

Fondo rischi su crediti

Il fondo rischi su crediti è costituito mediante stanziamenti, effettuati anche per usufruire di un beneficio fiscale, destinati a fronteggiare rischi su crediti soltanto eventuali e, pertanto, non aventi funzione rettificativa.

Fondo per rischi bancari generali

Tale fondo è destinato alla copertura del rischio generale di impresa e, pertanto, ha natura di patrimonio netto; la variazione netta registrata nel corso dell'esercizio è iscritta a conto economico.

Sezione 2 - Le rettifiche e gli accantonamenti fiscali

2.1 - Rettifiche di valore effettuate esclusivamente in applicazione di norme tributarie

Non sono state effettuate rettifiche di valore esclusivamente in applicazione di norme tributarie.

2.2 - Accantonamenti effettuati esclusivamente in applicazione di norme tributarie

Usufruendo delle agevolazioni consentite dall'art. 71, comma 6 del DPR 22 dicembre 1986, n. 917, sono stati accantonati al fondo rischi su crediti 11,5 milioni di euro relativi ad interessi di mora maturati nell'esercizio per i quali è prevedibile l'integrale recupero.

Qualora nell'esercizio e in quelli precedenti non fossero stati effettuati tali accantonamenti, l'utile d'esercizio e il patrimonio netto al 31 dicembre 2001 sarebbero risultati rispettivamente superiori di 4,3 milioni di euro e di 8,1 milioni di euro, al netto del relativo effetto fiscale.

Informazioni richieste dalla Consob con comunicazione n. 1011405 del 15 febbraio 2001

Con riferimento alla comunicazione della Consob, n. 1011405 del 15 febbraio 2001, si forniscono le seguenti informazioni:

A. Agevolazioni previste dagli articoli 22 e 23 del decreto legislativo 17.5.1999, n. 153

Nella determinazione dell'onere fiscale di competenza dell'esercizio si è tenuto conto delle agevolazioni previste dalla Legge 23 dicembre 1998, n. 461 e dal Decreto Legislativo 17 maggio 1999, n. 153 riguardanti operazioni di ristrutturazione delle banche. Le agevolazioni consistono nella riduzione dell'aliquota IRPEG dal 36% al 12,5% sugli utili destinati ad una speciale riserva.
L'applicazione della legge ha determinato per la Banca, relativamente al bilancio al 31 dicembre 2001 una minore tassazione di 8,2 milioni di euro, determinata tenendo anche conto dei benefici derivanti dalla possibilità di usufruire di altre disposizioni agevolative (DIT), a fronte della costituzione di una speciale riserva di utili (indisponibile per 3 anni) di 62,8 milioni di euro che si aggiunge a quella costituita in esercizi precedenti pari a 93,2 milioni di euro.
Il beneficio complessivo, tenuto conto anche dell'agevolazione relativa agli esercizi precedenti, pari a 22,8 milioni di euro, ammonta a 31 milioni di euro.
Si informa che con comunicato congiunto diffuso in data 3 aprile 2000, il Ministero del Tesoro e quello delle Finanze hanno diramato un comunicato stampa in cui hanno reso noto la sospensione dell'applicazione della suddetta agevolazione.
Questa sospensione è avvenuta su sollecitazione della Commissione Europea con lettera del 23 marzo 2000. Con decisione dell'11 dicembre 2001 la Commissione Europea ne ha dichiarato l'incompatibilità con i principi comunitari. Avverso tale decisione sono stati predisposti ricorsi tesi ad evidenziare l'infondatezza delle tesi della Commissione.
La Banca, in particolare si è costituita in giudizio per il tramite dell'Associazione Bancaria Italiana.
Allo stato attuale si ritiene che la richiesta dell'Autorità comunitaria non comprometta il diritto ad usufruire dei benefici previsti dalle suddette norme.
Non è stato quindi ritenuto opportuno effettuare alcun accantonamento a fronte dell'eventualità di un futuro disconoscimento delle agevolazioni in argomento, che non costituirebbe comunque una violazione di norme tributarie.

B. Mutui edilizi agevolati

L'art. 29 della Legge 13 maggio 1999, n. 133, prevede la possibilità, per gli enti che hanno concesso contributi agevolati e per i destinatari di questi contributi, di chiedere alla banca mutuante la rinegoziazione del finanziamento nel caso in cui il tasso di interesse applicato sia superiore a quello determinato ai sensi della Legge n. 108/96 (c.d. "legge anti-usura").
Si informa che la Banca ha erogato mutui agevolati all'edilizia in misura minima, tale che gli effetti di una eventuale rinegoziazione assumono valori irrilevanti.

C. Mutui non agevolati a tasso fisso

La sentenza n. 29 del febbraio 2002 della Corte Costituzionale ha dichiarato l'illegittimità costituzionale dell'art. 1, comma 2, del D.Lgs 29 dicembre 2000, n. 394, laddove dispone che la sostituzione degli interessi prevista nello stesso comma si applica alle rate che scadono successivamente al 2.1.2001, anziché a quelle che scadono dal giorno stesso dell'entrata in vigore del decreto.
La Banca ha provveduto, già in passato, ad adeguare il tasso sulla parte dei contratti, invero minima, che hanno superato la soglia di cui al Decreto.

D. Interessi sugli interessi maturati

Non è stato ritenuto necessario eseguire accantonamenti specifici nell'esercizio, attesa l'esiguità sia per numero che per importo delle istanze presentate dalla clientela.

Parte B - INFORMAZIONI SULLO STATO PATRIMONIALE

Sezione 1 - I crediti

	2001	2000	var.%
Voce 10			
Cassa e disponibilità presso banche centrali e uffici postali	64.338	53.141	21,07%
Voce 30			
Crediti verso banche	2.569.147	1.560.642	64,62%
Voce 40			
Crediti verso clientela	6.606.710	5.635.236	17,24%

Cassa e disponibilità presso Banche Centrali ed Uffici Postali (voce 10)

La voce presenta un saldo di 64,3 milioni di euro, con un incremento del 21,07% rispetto ad inizio anno, e comprende:

	2001	%	2000	%
Biglietti e monete	58.002	90,15%	45.883	86,34%
Biglietti e monete in valuta	5.993	9,31%	3.523	6,63%
Disponibilità presso Uffici Postali	343	0,53%	3.735	7,03%
Totale	**64.338**	**100,00%**	**53.141**	**100,00%**

Crediti verso banche (voce 30)

La voce presenta un saldo di 2.569,1 milioni di euro, con un incremento del 64,62% rispetto ad inizio anno, e comprende le seguenti forme tecniche di impiego:

	2001	%	2000	%
Crediti Verso Banca d'Italia :	**331.366**	**12,90%**	**64.125**	**4,11%**
Per Riserva Obbligatoria	2.885	0,11%	64.125	4,11%
Per altre operazioni	328.481	12,79%		
Crediti Verso Banche :	**2.237.781**	**7,00%**	**1.496.517**	**95,89%**
Per conti correnti	172.545	6,72%	218.166	13,98%
Per depositi	1.527.894	59,47%	1.152.537	73,85%
Per finanziamenti	7.153	0,28%	7.060	0,45%
Per operazioni "pronti contro termine"	530.189	20,64%	118.754	7,61%
Totale	**2.569.147**	**19,90%**	**1.560.642**	**100,00%**

1.1 Dettaglio della voce 30 "crediti verso banche"	
a) crediti verso banche centrali	331.366
b) effetti ammissibili al rifinanziamento presso banche centrali	
c) operazioni pronti contro termine	530.189
d) prestito di titoli	

Di seguito si riporta la situazione dei crediti per cassa verso banche al 31 dicembre 2001.

Categorie/Valori	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta
A. Crediti dubbi			
A1. Sofferenze			
A2. Incagli			
A3. Crediti in corso di ristrutturazione			
A4. Crediti ristrutturati			
A5. Crediti non garantiti verso Paesi a rischio			
B. Crediti in bonis	2.569.147		2.569.147

Nel corso dell'esercizio non sono state rilevate appostazioni di crediti verso banche tra i crediti dubbi, né sono state effettuate rettifiche o imputazioni a perdita.

Crediti verso clientela (voce 40)

La voce presenta un saldo di 6.606,7 milioni di euro, con un incremento del 17,24% rispetto ad inizio anno, e comprende le seguenti forme tecniche di impiego:

	2001	%	2000	%
Conti Correnti	2.777.117	42,03%	2.218.641	39,37%
Finanziamenti non in c/c a breve termine	1.233.572	18,67%	1.001.815	17,78%
Finanziamenti import-export	223.222	3,38%	238.237	4,23%
Portafoglio scontato	128.744	1,95%	130.269	2,31%
Anticipi per operazioni salvo buon fine	665.206	10,07%	551.065	9,78%
Operazioni "pronti contro termine"	50.600	0,77%	81.886	1,45%
Mutui	1.251.312	18,94%	1.158.273	20,55%
Prestito titoli	46.200	0,70%		
Altre Sovvenzioni	43.981	0,67%	100.464	1,78%
Sofferenze	186.756	2,83%	154.586	2,74%
Totale	**6.606.710**	**100,00%**	**5.635.236**	**100,00%**

Le variazioni intervenute sono illustrate nella relazione sulla gestione.

Come previsto dalle indicazioni fornite dalla Banca d'Italia, si riportano i criteri di classificazione ad andamento anomalo nonché le metodologie adottate per la loro valutazione.

La Banca classifica un credito in sofferenza quando il debitore è assoggettato ad una procedura concorsuale o qualora la Banca, o ogni altro creditore, promuovano un'azione legale per il recupero del credito vantato. La Banca considera inoltre un credito in sofferenza qualora il debitore versi in una grave crisi finanziaria, non temporanea, che richiederebbe l'inizio di un procedimento legale, sebbene lo stesso non sia stato ancora formalmente avviato.

La Banca considera incagliato un credito quando il debitore si trova in una situazione di difficoltà finanziaria ritenuta temporanea (e cioè superabile in un lasso ragionevole di tempo).

La Banca considera come ristrutturati o in corso di ristrutturazione, così come previsto per le segnalazioni da effettuare a Banca d'Italia, i crediti nei confronti di imprese o gruppi con

i quali sono stati ridefiniti i termini degli affidamenti accordati al fine di consentire il riequilibrio della situazione finanziaria.

La valutazione dei crediti in sofferenza viene effettuata in modo analitico sulla base di specifiche analisi delle singole posizioni.

Per quanto riguarda i crediti incagliati, la valutazione delle posizioni più rilevanti viene effettuata sulla base di una analisi specifica, mentre per le altre posizioni le previsioni di perdita vengono determinate in modo forfettario sulla base di analisi storico-statistiche.

I crediti ristrutturati o in corso di ristrutturazione vengono valutati analiticamente con riferimento alla singola posizione o gruppo tenendo anche conto delle connesse perdite finanziarie.

I crediti vivi vengono rettificati in modo forfettario per tener conto del rischio fisiologico determinato sulla base di analisi storico-statistiche.

Segnaliamo anche che l'ammontare delle rettifiche di valore imputate al conto economico dell'esercizio ammonta a 78,3 milioni di euro, mentre le riprese di valore su crediti, anch'esse imputate a conto economico assommano a 5,1 milioni di euro.

La tabella seguente indica la situazione dei crediti per cassa verso clientela al 31 dicembre 2001

Categorie/Valori	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta
A. *Crediti dubbi*	560.728	99.197	461.531
A1. Sofferenze	266.705	79.949	186.756
A2. Incagli	203.686	7.121	196.565
A3. Crediti in corso di ristrutturazione	690		690
A4. Crediti ristrutturati	89.647	12.127	77.520
A5. Crediti *non garantiti verso Paesi a rischio*			
B. Crediti in bonis	6.154.376	9.197	6.145.179

Dinamica dei crediti dubbi verso clientela

	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso Paesi a rischio
A. Esposizione lorda iniziale	232.719	187.372	309	88.162	
A1. di cui: per interessi di mora	14.038	5.021			
B. Variazioni in aumento	140.377	169.955	381	6.278	
B.1 ingressi da crediti in bonis	12.826	137.758	299		
B.2 interessi di mora					
B.3 trasferimenti da altre categorie di crediti dubbi	106.741	2.794		570	
B.4 altre variazioni in aumento	20.810	29.403	82	5.708	
C. Variazioni in diminuzione	106.391	153.641		4.793	
C.1 uscite verso crediti in bonis		25.718			
C.2 cancellazioni	78.108	108			
C.3 incassi	28.283	21.414		1.089	
C.4 realizzi per cessioni					
C.5 trasferimenti ad altre categorie di crediti dubbi		106.401		3.704	
C.6 altre variazioni in diminuzione					
D. Esposizione lorda finale	266.705	203.686	690	89.647	
D1. di cui: per interessi di mora	20.688	9.692			

La voce "B.4 altre variazioni in aumento" include i valori relativi all'acquisizione dei rami d'azienda Bipielle Centrosud S.p.A. e Banca di Credito Cooperativo Maria SS. Immacolata.

Dinamica delle rettifiche di valore complessive verso clientela

	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso Paesi a rischio	Crediti in Bonis
A. Rettifiche complessive iniziali	78.133	12.446		6.207		17.843
A.1 di cui: per interessi di mora	14.038	5.021				
B. Variazioni in aumento	89.135	9.797		6.431		9.197
B.1 rettifiche di valore	63.675	7.603		6.382		8.555
B.1.1 di cui: per int. di mora	2.829					
B.2 utilizzi dei fondi rischi su cred.	699					
B.3 trasferimenti da altre categorie di crediti dubbi	15.177	465		49		
B.4 altre variazioni in aumento	9.584	1.729				642
C. Variazioni in diminuzione	87.319	15.122		511		17.843
C.1 riprese di valore da valutaz.		1.172				
C.1.1 di cui: per int. di mora		103				
C.2 riprese di valore da incasso	2.199	127				
C.2.1 di cui: per int. di mora	1.016					
C.3 cancellazioni	78.108	108				
C.4 trasferimenti ad altre categorie di crediti dubbi		5.258		465		9.968
C.5 altre variazioni in diminuzione	7.012	8.457		46		7.875
D. Rettifiche complessive finali	79.949	7.121		12.127		9.197
D.1 di cui: per interessi di mora	20.688					

1.2 Dettaglio della voce 40 "crediti verso clientela"

a) effetti ammissibili al rifinanziamento presso banche centrali	11.972
b) operazioni pronti contro termine	50.600
c) prestito di titoli	46.200

1.3 Crediti verso clientela garantiti

a) da ipoteche	
b) da pegni su :	286.146
1. depositi di contante	
2. titoli	270.671
3. altri valori	15.475
b) da garanzie di :	1.351.379
1. stati	
2. altri enti pubblici	231
3. banche	54.015
4. altri operatori	1.297.133

I crediti in sofferenza sono esposti al valore di presumibile realizzo, (al netto delle rettifiche di valore) così come indicato nelle istruzioni dell'Organo di Vigilanza, e sono riepilogabili come segue:

	2001	2000
Valore di presumibile realizzo dei crediti in sofferenza	186.756	154.586
Crediti in sofferenza in linea capitale	186.756	154.586
Crediti in sofferenza in linea interessi		

Le posizioni comprendono anche l'eventuale capitale residuo a scadere.

1.4 Crediti in sofferenza (inclusi interessi di mora)	
Crediti in sofferenza (inclusi interessi di mora)	186.756

1.5 Crediti per interessi di mora	
a) crediti in sofferenza	
b) altri crediti	11.541

Sezione 2 - I titoli

I titoli di proprietà della Banca sono classificati in bilancio come segue:

	2001	2000	var.%
Voce 20			
Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali	430.943	752.232	-42,71%
Voce 50			
Obbligazioni ed altri titoli di debito	3.193.551	2.653.255	20,36%
Voce 60			
Azioni, quote ed altri titoli di capitale	215.603	256.207	-15,85%
Totale	3.840.097	3.661.694	4,87%
di cui:			
Titoli immobilizzati	507.852	815.308	-37,71%
Titoli non immobilizzati	3.332.244	2.846.386	17,07%

Titoli immobilizzati

2.1 I titoli immobilizzati

	Valore di bilancio	Valore di mercato
1. Titoli di Debito	507.852	496.045
1.1 Titoli di Stato	457.072	445.266
- quotati	457.072	445.266
- non quotati		
1.2 Altri Titoli	50.780	50.779
- quotati		
- non quotati	50.780	50.779
2. Titoli di capitale		
- quotati		
- non quotati		
Totali	507.852	496.045

I titoli immobilizzati, pari a 507,8 milioni di euro, sono destinati ad essere durevolmente mantenuti nel patrimonio aziendale a scopo di stabile investimento.

I titoli inclusi nel portafoglio immobilizzato presentano le caratteristiche individuate dal Consiglio di Amministrazione mediante un'apposita delibera quadro:

- titoli a lunga scadenza, destinati a stabile investimento in funzione del rendimento atteso;
- titoli di più difficile negoziazione e come tali destinati a restare in portafoglio sino a scadenza;
- titoli destinati alla costituzione di garanzia a favore di terzi.

Sono inoltre inclusi nel portafoglio titoli immobilizzati i titoli di classe C emessi da Tiepolo Finance S.r.L. nel quadro dell'operazione di cartolarizzazione crediti del gruppo.

Al 31 dicembre 2001, il confronto tra il valore iscritto in bilancio e il valore di mercato, inteso, per i titoli quotati, come la media dei prezzi dell'ultimo semestre, evidenzia minusvalenze latenti pari a 11,8 milioni di euro.

Il confronto tra il valore di carico e il valore di rimborso dei titoli immobilizzati evidenzia differenze positive per 6,4 milioni di euro e differenze negative per 0,4 milioni di euro.

2.2 Variazioni annue titoli immobilizzati

A. Esistenze iniziali	815.308
B. Aumenti	52.094
B1. Acquisti	51.885
B2. Riprese di valore	
B3. Trasferimenti dal portafoglio non immobilizzato	
B4. Altre Variazioni	209
C. Diminuzioni	359.550
C1. Vendite	62.474
C2. Rimborsi	
C3. Rettifiche di valore	1.272
di cui:	
- svalutazioni durature	1.272
C4. Trasferimenti al portafoglio non immobilizzato	294.042
C5. Altre Variazioni	1.762
D. Rimanenze finali	507.852

Le rettifiche di valore includono svalutazioni per perdite durevoli di valore dei titoli di classe C rivenienti dall'operazione di cartolarizzazione per 1,3 milioni di euro.

Nel corso dell'esercizio con apposita delibera del Consiglio di Amministrazione una parte dei titoli immobilizzati sono stati trasferiti al comparto non immobilizzato essendone venuti meno i motivi dell'immobilizzo essenzialmente riconducibili all'operazione di acquisizione della partecipazione Holding Casse del Tirreno.

Le "altre variazioni" in aumento e in diminuzione sono rappresentate dagli scarti di negoziazione.

Titoli non immobilizzati

2.3 Titoli non immobilizzati

	Valore di bilancio	Valore di mercato
1. Titoli di Debito	3.116.642	3.117.711
1.1 Titoli di Stato	674.319	674.319
- quotati	668.590	668.590
- non quotati	5.729	5.729
1.2 Altri Titoli	2.442.323	2.443.392
- quotati	133.337	133.337
- non quotati	2.308.986	2.310.055
2. Titoli di capitale	215.602	215.602
- quotati	207.079	207.079
- non quotati	8.523	8.523
Totali	3.332.244	3.333.313

2.4 Variazioni annue dei titoli non immobilizzati

A. Esistenze iniziali	2.846.386
B. Aumenti	9.163.710
B. 1Acquisti	8.848.404
- Titoli di debito	8.211.075
+ titoli di Stato	4.119.677
+ altri titoli	4.091.398
- Titoli di capitale	637.329
B.2 Riprese di valore e rivalutazioni	21.264
B.3 Trasferimenti dal portafoglio immobilizzato	294.042
B.4 Altre variazioni	
C. Diminuzioni	8.677.852
C.1 Vendite e rimborsi	8.640.331
- Titoli di debito	7.994.806
+ titoli di Stato	4.403.912
+ altri titoli	3.590.894
- Titoli di capitale	645.525
C.2 Rettifiche di valore	37.135
C.3 Trasferimenti al portafoglio immobilizzato	
C.4 Altre variazioni	386
D. Rimanenze finali	3.332.244

La valutazione dei titoli ha fatto emergere rettifiche di valore per 37,1 milioni di euro e rivalutazioni per 21,3 milioni di euro che sono state imputate interamente al conto economico.

Per quanto concerne le operazioni di pronti contro termine, la Banca evidenzia alla data del bilancio impegni, espressi al valore nominale, per titoli da ricevere pari a 1.618,1 milioni di euro su titoli di debito; analogamente, gli impegni per titoli da consegnare ammontano a 588,2 milioni di euro su titoli di debito.

Per quanto riguarda le altre operazioni su titoli, la Banca evidenzia impegni per titoli da ricevere, espressi al valore nominale, per 22,1 milioni di euro; gli impegni per titoli da consegnare, anch'essi espressi al valore nominale, ammontano a 28,4 milioni di euro.

Le "altre variazioni" in diminuzione si riferiscono alla perdita su titoli.

Sezione 3 - Le partecipazioni

3.1 Partecipazioni rilevanti

	Denominazione	Sede	Patrimonio netto	Utile/perdita	Quota %	Valore di bilancio
A.	Imprese Controllate					
1	B2Bipielle S.p.A.	Lodi	13.737	-1.265	35,00	5.250
2	Banca Bipielle Network S.p.A.	Lodi	174.478	-983	82,16	151.539
3	Banca Bipielle Romagna S.p.A.	Forlì	27.069	900	80,75	32.866
4	Banca Popolare di Bronte S.p.A.	Bronte	15.359	1.195	51,11	10.944
5	Banca Popolare di Crema S.p.A.	Crema	155.990	13.152	70,91	305.339
6	Banca Popolare di Lodi Capital Company LLC	New York	1.059	34	100,00	1.000
7	Banca Popolare di Lodi Capital Company LLC II	New York	1.033	33	100,00	1.000
8	Banca Popolare di Mantova S.p.A.	Mantova	11.769	75	57,41	8.312
9	Banca Valori S.p.A.	Brescia	18.056	4.553	94,38	24.616
10	Bipielle Alternative S.p.A.	Lodi	2.000		20,00	400
11	Bipielle Center S.p.A.	Milano	6.337	49	100,00	6.130
12	Bipielle I.C.T. S.p.A.	Lodi	12.994	246	45,90	4.741
13	Bipielle International Holding S.A.	Lugano	8.243	-5.243	100,00	55.857
14	Bipielle Partecipazioni S.p.A.	Lodi	196.848	13.650	85,00	165.746
15	Bipielle Real Estate S.p.A.	Lodi	112.861	-1.517	91,50	95.000
16	Bipielle Riscossioni S.p.A.	Lodi	2.350	-228	100,00	2.606
17	Cassa di Risparmio di Imola S.p.A.	Imola	126.940	7.104	29,04	35.594
18	Cassa di Risparmio di Pisa S.p.A.	Pisa	171.167	13.613	12,97	23.244
19	I.C.C.R.I. B.F.E. S.p.A.	Roma	844.709	50.420	29,54	676.406
20	Tiepolo Finance S.r.l.	Lodi	17	8	60,00	8
B.	Imprese sottoposte a influenza notevole					
1	Bipielle Santander Central Hispano SIM S.p.A.	Lodi	758	-1.732	50,00	1.250
2	Cassa di Risparmio di Pescara S.p.A.	Pescara	105.212	13.391	4,50	24.142
3	Finoa S.p.A.	Milano	89.140	-82	50,00	44.610
4	Lombarda Servizi Riscossioni S.p.A.	Cremona	3.824	583	6,18	188

Il valore di iscrizione in bilancio risulta, in alcuni casi, superiore rispetto alla quota proporzionale di patrimonio netto.

Le relative differenze si motivano come segue:

- per Iccri BFE S.p.A., Banca Popolare di Mantova S.p.A., Banca Popolare di Bronte S.p.A., Banca Bipielle Network S.p.A., Banca Valori S.p.A., Banca Bipielle Romagna S.p.A., Bipielle International Holding s.a. e per Banca Popolare di Crema, il valore di iscrizione in bilancio è superiore alla quota proporzionale di patrimonio netto a seguito dell'inclusione, nel prezzo pagato al momento dell'acquisizione da parte del Gruppo Bipielle, della quota parte dell'avviamento; tale avviamento, nell'allegato bilancio consolidato è ammortizzato in un periodo da dieci a venti anni in funzione del previsto manifestarsi dei benefici relativi al maggior prezzo pagato;
- per Bipielle Real Estate S.p.A., proprietaria di cespiti immobiliari utilizzati o di prossima utilizzazione da parte della Banca quali sedi di proprie attività, il valore di iscrizione in bilancio riflette il valore corrente di tali cespiti.

Non sono state effettuate rettifiche di valore sulle partecipazioni che evidenzino al 31 dicembre 2001 risultati negativi, in quanto gli stessi non rappresentano perdite durevoli di valore.

Nella relazione sulla gestione dell'allegato bilancio consolidato vengono analiticamente commentate l'attività e la gestione del 2001 delle singole società controllate. Ad essa rimandiamo per ulteriori dettagli.

3.2 Attività e passività verso imprese del gruppo

a)	Attività	2.548.080
1.	crediti verso banche	773.114
	di cui:	6.744
	- subordinati	
2.	crediti verso enti finanziari	370.564
	di cui:	
	- subordinati	
3.	crediti verso altra clientela	99.813
	di cui:	
	- subordinati	
4.	obbligazioni e altri titoli di debito	1.304.589
	di cui:	
	- subordinati	
b)	Passività	848.924
1.	debiti verso banche	685.537
2.	debiti verso enti finanziari	47.300
3.	debiti verso altra clientela	110.426
4.	debiti rappresentati da titoli	5.661
5.	passività subordinate	
c)	Garanzie ed impegni:	168.198
1.	garanzie rilasciate	124.435
2	impegni	43.763

3.3 Attività e passività verso imprese partecipate (diverse dalle imprese del gruppo)

a)	Attività	170.991
1.	crediti verso banche	53.168
	di cui:	
	- subordinati	
2.	crediti verso enti finanziari	100.697
	di cui:	
	- subordinati	140
3.	crediti verso altra clientela	7.585
	di cui:	
	- subordinati	
4.	obbligazioni e altri titoli di debito	9.541
	di cui:	
	- subordinati	9.541
b)	Passività	90.150
1.	debiti verso banche	83.305
2.	debiti verso enti finanziari	1.147
3.	debiti verso altra clientela	4.493
4.	debiti rappresentati da titoli	1.112
5.	passività subordinate	93
c)	Garanzie ed impegni	43.729
1.	garanzie rilasciate	3.632
2.	impegni	40.097

3.4 Composizione della voce 70 "partecipazioni"

a)	In banche	20.449
1.	quotate	33
2.	non quotate	20.416
b)	In enti finanziari	200.681
1.	quotate	0
2.	non quotate	200.681
c)	Altre	42.046
1.	quotate	
2.	non quotate	42.046

3.5 Composizione della voce 80 "partecipazioni in imprese del gruppo"

a)	In banche	1.529.353
1.	quotate	
2.	non quotate	1.529.353
b)	In enti finanziari	41.079
1.	quotate	
2.	non quotate	41.079
c)	Altre	16.120
1.	quotate	
2.	non quotate	16.120

Nel corso dell'esercizio le partecipazioni si sono movimentate come segue:

3.6.1 Partecipazioni in imprese del gruppo

A.	Esistenze iniziali	1.573.891
B.	Aumenti	386.963
B1.	Acquisti	322.345
B2.	Riprese di valore	
B3.	Rivalutazioni	
B4.	Altre Variazioni	64.618
C.	Diminuzioni	374.302
C1.	Vendite	325.755
C2.	Rettifiche di valore di cui: - svalutazioni durature	
C3.	Altre variazioni	48.547
D.	Rimanenze finali	1.586.552
E.	Rivalutazioni totali	
F.	Rettifiche totali	

Le principali movimentazioni derivano:

voce B1. "Acquisti":

- sottoscrizione, nell'ambito dell'operazione di aumento di capitale di n. 54.169.855 azioni di Banca Bipielle Network S.p.A. per un esborso di 110,2 milioni di euro;
- acquisto di n. 185.611 azioni (2,81%) di ICCRI BFE S.p.A. con un esborso di 57,9 milioni di euro;
- acquisto di n. 1.987.135 azioni (12,97%) di Cassa di Risparmio di Pisa S.p.A. per un valore di 23,2 milioni di euro effettuato nell'ambito dell'Offerta Pubblica di Scambio mediante corresponsione di azioni Banca Popolare di Lodi. Il valore attribuito alla

partecipazione riflette il prezzo di emissione delle azioni della Banca determinato in relazione al valore della quota di patrimonio netto della CR. di Pisa corrispondente alle azioni da conferire;

- acquisto di n. 3.248.584 azioni (29,04%) di Cassa di Risparmio di Imola S.p.A. per un valore di 40 milioni di euro effettuato nell'ambito dell'Offerta Pubblica di Scambio mediante corresponsione di azioni Banca Popolare di Lodi. Il valore attribuito alla partecipazione riflette il prezzo di emissione delle azioni della Banca determinato in relazione al valore della quota di patrimonio netto della Cassa di Risparmio di Imola corrispondente alle azioni da conferire;
- acquisizione del totale controllo di Banca Bipielle Centrosud S.p.A. mediante acquisto di n. 1.813.000 azioni (49%) con un esborso di 18,8 milioni di euro;
- acquisto di n. 394.096 azioni (10,10%) della Banca Bipielle Romagna S.p.A. per un esborso di 4,5 milioni di euro e sottoscrizione, nell'ambito dell'operazione di aumento di capitale, di n. 1.131.364 azioni per un esborso di 9,9 milioni di euro.
- acquisto di n. 89.171 azioni (2,31%) di Banca Popolare di Crema S.p.A. con un esborso di 9,2 milioni di euro;
- acquisto di n. 12.394.964 azioni (100%) di Bipielle Center S.p.A. con un esborso di 6,1 milioni di euro;
- acquisto del 100% di Bipielle Riscossioni S.p.A. e sottoscrizione dell'aumento di capitale sociale per un esborso complessivo di 2,6 milioni di euro;

voce B4. "Altre variazioni in aumento":

l'importo si riferisce agli utili sulle cessioni delle partecipazioni iscritti a conto economico tra i proventi straordinari.

voce C1. "Vendite":

- cessione di n. 239.581 azioni ICCRI BFE S.p.A. per un controvalore di vendita di 76,6 milioni di euro determinando un utile di 50,6 milioni di euro, cessione di n. 917.407 azioni Banca Popolare di Crema S.p.A. per un controvalore di vendita di 101,4 milioni di euro determinando un utile di 1,9 milioni di euro e cessione di n. 294.981 azioni di Cassa di Risparmio di Imola per un controvalore di vendita di 3,6 milioni di euro determinando un utile di 6,7 milioni di euro; tali operazioni sono state effettuate nell'ambito del progetto di partnership con Commercial Union;
- cessione di n. 127.150 azioni Banca Pop. di Mantova S.p.A. per un controvalore di vendita pari a 3,9 milioni di euro determinando un utile di 1 milione di euro;
- cessione di n. 2.500.000 azioni Bipielle Santander Central Hispano SIM S.p.A. pari al 50 % del capitale, per un controvalore di vendita di 1,2 milioni di euro. L'operazione si colloca nell'ambito della realizzazione della joint venture con il Gruppo Santander;
- cessione di n. 3.400.000 azioni (8,5%) di Bipielle Real Estate S.p.A. per un controvalore di vendita pari a 8,8 milioni di euro determinando un utile di 4,3 milioni di euro;
- cessione di n. 900.000 azioni (100%) di Bipielle SGR per un controvalore di vendita pari a 36,2 milioni di euro determinando una perdita di 30,6 milioni di euro. Il minor valore rispetto a quello di carico è conseguente alla cessione del ramo d'azienda e successiva distribuzione di dividendi effettuata dalla partecipata prima della sua cessione, nell'ambito del processo di ristrutturazione degli assetti partecipativi del Gruppo, alla Bipielle Partecipazioni S.p.A.
- cessione di n. 3.700.000 azioni (100%) di Bipielle Centrosud S.p.A. per un controvalore di vendita pari a 38 milioni di euro determinando una perdita di 15,9 milioni di euro. L'operazione, effettuata nei confronti della Banca Popolare di Crema nell'ambito del processo di ristrutturazione del Gruppo, ha determinato un minor valore

rispetto a quello di carico in quanto i dividendi relativi all'esercizio 2001 risultano di spettanza della Banca.

voce C3. "altre variazioni in diminuzione":

- l'importo si riferisce alle perdite sulle cessioni delle partecipazioni iscritte a conto economico tra gli oneri straordinari, nonché al trasferimento della partecipazione in Bipielle Santander Central Hispano SIM S.p.A. tra le imprese non del Gruppo.

3.6.2 Altre partecipazioni

A. Esistenze iniziali	51.857
B. Aumenti	238.358
B1. Acquisti	228.252
B2. Riprese di valore	
B3. Rivalutazioni	
B4. Altre Variazioni	10.106
C. Diminuzioni	27.039
C1. Vendite	27.039
C2. Rettifiche di valore	
di cui:	
- svalutazioni durature	
C3. Altre variazioni	
D. Rimanenze finali	263.176
E. Rivalutazioni totali	
F. Rettifiche totali	

Le variazioni intervenute nel corso dell'esercizio sono riportate unitamente all'elenco completo delle partecipazioni nell'apposita tabella.

Di seguito si illustrano le principali movimentazioni:

voce B1. "Acquisti":

- acquisto e sottoscrizione, nell'ambito dell'operazione di aumento di capitale di n. 42.309.524 azioni (3,62%) di HOPA S.p.A. con un esborso di 130,5 milioni di euro;
- acquisto del 50% di Finoa S.r.L. e successiva sottoscrizione dell'aumento di capitale sociale per un esborso complessivo di 44,6 milioni di euro;
- acquisto di n. 4.740.000 azioni (9,98%) di Investimenti Immobiliari Lombardi S.p.A. con un esborso di 23,7 milioni di euro;
- acquisto di n. 450.000 azioni (4,50%) di Banca Caripe S.p.A. con un esborso di 20,1 milioni di euro;

voce B4. "Altre variazioni in aumento":

l'importo si riferisce principalmente agli utili sulle cessioni delle partecipazioni iscritti a conto economico tra i proventi straordinari e all'inclusione tra le altre partecipazioni della Bipielle Santander Central Hispano SIM S.p.A.

voce C1. "Vendite":

- cessione di n. 1.800.000 azioni (30%) Cassa Lombarda S.p.A. per un controvalore di vendita di 18,2 milioni di euro determinando un utile di 7,8 milioni di euro.

Sezione 4 - Le immobilizzazioni immateriali e materiali (voce 90 e 100)

Immobilizzazioni materiali (voce 100)

La voce è così composta:

	2001	2000
Immobili	121.865	95.739
Mobili e arredi	15.301	10.305
Macchine e Impianti	22.698	19.222
Altre	1.120	1.554
Totale	**160.984**	**126.820**

I principali incrementi e decrementi dell'anno relativi al comparto immobiliare sono i seguenti :

IMMOBILI CEDUTI (importi in Eur/000)		PREZZO VENDITA	utile (perdita)	DATA CESSIONE
Carpiano	Via S.Martino 15	77,47	30,50	23/01/2001
Piacenza	Via Tononi	268,56	89,45	25/01/2001
Belpasso	Via XVIII Traversa	69,72	-0,15	29/03/2001
Canicattì	Via D.Cirillo	1.740,46	99,67	12/04/2001
Gallarate	Via Vespucci 24	444,15	1,24	04/05/2001
Villafranca Tirrena	Via Dante	100,71	22,39	30/03/2001
Mazara del Vallo	Corso Umberto I	160,10	0,00	29/06/2001
Torino	Via Assietta	877,98	286,51	10/07/2001
Messina	Via S.Cecilia 104	11.207,11	33,66	02/08/2001
Canicattì	Via Barone Lombardo	33,57	0,00	07/11/2001

IMMOBILI ACQUISTATI (importi in Eur/000)		PREZZO ACQUISTO	
Legnano	P.za Mocchetti	1.131,18	20/04/2001
Como	Via Varese	123,95	01/03/2001
Cantù	Via Manzoni	92,96	01/03/2001
Milano	Via Monte Cengio	550,03	01/04/2001
Tradate	Corso Bernacchi	117,75	16/05/2001
Milano	Via S.Eufemia 19	964,41	13/03/2001
Gorgonzola	Via Serbelloni	450,68	10/07/2001

Gli incrementi sono dovuti essenzialmente al riscatto dei contratti di leasing scaduti nell'anno.

4.1 Variazioni annue delle immobilizzazioni materiali

	Immobili	Mobili ed arredi	Macchine e impianti	Altre
A. Esistenze iniziali	95.739	10.305	19.222	1.554
B. Aumenti	47.289	8.972	13.238	181
B1. Acquisti	4.174	8.730	12.979	66
B2. Riprese di valore				
B3. Rivalutazioni	43.115			
B4. Altre Variazioni		242	259	115
C. Diminuzioni	21.163	3.976	9.762	615
C1. Vendite	17.949		14	0
C2. Rettifiche di valore	3.214	3.769	9.666	615
a) ammortamenti	3.214	3.769	9.666	615
b) svalutazioni durature				
C3. Altre variazioni		207	82	
D. Rimanenze finali	121.865	15.301	22.698	1.120
E. Rivalutazioni totali	100.957			
F. Rettifiche totali :	38.748	29.656	79.861	10.637
a) ammortamenti	38.748	29.656	79.861	10.637
b) svalutazioni durature				

Gli ammortamenti sono stati calcolati sulla base di aliquote, in alcuni casi anche integrative di quelle ordinarie (fiscalmente considerate "anticipate") ritenute rappresentative della residua possibilità di utilizzo delle relative immobilizzazioni materiali, ed in particolare:

	aliquote ordinarie %	aliquote integrative "anticipate" %
Immobili	3,00	
Mobili e macchine d'ufficio	12,00	12,00
Arredamento	15,00	15,00
Macchine elettroniche	20,00	20,00
Impianti, macchinari e mezzi di condizionamento	15,00	15,00
Automezzi	25,00	25,00
Impianti di teleallarme	30,00	30,00
Impianti di sollevamento	7,50	7,50
Banconi blindati	20,00	20,00

In ottemperanza alle disposizioni contenute nell'art. 10 della Legge del 19 marzo 1983 n. 72, in allegato vengono fornite le indicazioni per gli immobili tuttora in patrimonio e per i quali sono state eseguite rivalutazioni monetarie.
Sempre in allegato viene fornito il dettaglio analitico degli immobili di proprietà.
I fabbricati utilizzati dalla Banca per lo svolgimento della propria attività sono iscritti in bilancio per 113,3 milioni di euro al netto di ammortamenti per 14,4 milioni di euro.
Come già precedentemente esposto, la Banca ha proceduto alla rivalutazione degli immobili aziendali nell'esercizio in esame; i maggiori valori iscritti ai sensi del DM 162/2001 per un valore complessivo di 43,1 milioni di euro sono stati imputati ad incremento dei valori contabili per 22,6 milioni di euro, e ad abbattimento del relativo fondo ammortamento per 20,5 milioni di euro.

Immobilizzazioni immateriali (voce 90)

Le immobilizzazioni immateriali, aventi natura di onere pluriennale, al netto degli ammortamenti effettuati in conto, ammontano a 173,2 milioni di euro, risultando così composti alla data del bilancio:

	2001	2000
Costi di ristrutturazione locali non di proprietà	21.283	10.068
Avviamento	107.847	102.882
Disavanzo di scissione della Bipielle Partecipazioni		1.823
Oneri di adeguamento D. Lgs. 626/194	2.146	669
Oneri Sistema Informativo	1.534	2.424
Oneri per collocamento titoli	26.875	27.721
Oneri progetti di sviluppo	7.341	9.281
Altri	6.208	4.246
Totale	**173.234**	**159.114**

4.2 Variazioni annue delle immobilizzazioni immateriali

	Costi di ristrutt. locali non di proprietà	Avviamento	Disavanzo di scissione	Oneri di adeguamento D.Lgs. 626/94	Oneri sist. info.	Oneri collocam. titoli	Oneri prog. di sviluppo	Altri
A. Esistenze iniziali	10.068	102.882	1.823	669	2.424	27.721	9.281	4.246
B. Aumenti	14.359	20.608		2.332		7.422	1.856	4.633
B1. Acquisti	14.359	20.608		2.332		7.422	1.856	4.633
B2. Riprese di valore								
B3. Rivalutazioni								
B4. Altre Variazioni								
C. Diminuzioni	3.144	15.643	1.823	855	890	8.268	3.796	2.671
C1. Vendite								
C2. Rettifiche di valore	3.144	15.643	1.823	855	890	8.268	3.796	2.671
a) ammortamenti	3.144	15.643	1.823	855	890	8.268	3.796	2.671
b) svalutazioni durature								
C3. Altre variazioni								
D. Rimanenze finali	21.283	107.847		2.146	1.534	26.875	7.341	6.208
E. Rivalutazioni totali								
F. Rettifiche totali :	15.358	50.984	9.115	3.988	4.940	18.211	7.304	38.278
a) ammortamenti	15.358	50.984	9.115	3.988	4.940	18.211	7.304	38.278
b) svalutazioni durature								

La sottovoce “Avviamento” include gli avviamenti pagati per l’acquisizione di sportelli e rami di azienda bancari sia da banche terze che da banche appartenenti al Gruppo, nonché l’avviamento emerso a seguito delle operazioni di fusione della Banca Commerciale di Mazara nella Banca Mercantile Italiana e della successiva incorporazione di quest’ultima nella Banca Popolare di Lodi.

Tali avviamenti, come già enunciato nei principi contabili, con il consenso del Collegio Sindacale, vengono ammortizzati in dieci anni anche per allineare il periodo di ammortamento con quello previsto dalla normativa fiscale.

La sottovoce “Oneri di adeguamento legge 626/1994” è relativa ai costi sostenuti dalla Banca al fine di adeguare le proprie strutture a quanto previsto dalla legge 626 del 1994 che disciplina la materia inerente la sicurezza nei luoghi di lavoro.

La sottovoce “Oneri per collocamento titoli” comprende gli oneri relativi alle operazioni di rafforzamento patrimoniale conclusesi negli ultimi anni. La posta viene ammortizzata in un periodo di cinque anni.

La sottovoce “Oneri progetti di sviluppo” comprende i costi relativi a progetti speciali aventi utilità pluriennale quali ad esempio, ristrutturazione dell’area finanza e dell’asset management di Gruppo. Tali progetti, che al 31 dicembre 2001 ammontano a 7,3 milioni di euro, sono stati iscritti con il consenso del Collegio Sindacale e sono ammortizzati in un periodo di cinque anni.

Sezione 5 - Altre voci dell'attivo

	2001	2000
Voce 130		
Altre attività	852.900	688.534
Voce 140		
Ratei e risconti attivi	124.741	105.147
a) ratei attivi	79.068	89.294
b) risconti attivi	45.673	15.853

Altre attività

5.1 Composizione della voce 130 "altre attività"

Crediti verso l'Erario e relativi interessi	37.383
Acconti versati al fisco	19.062
Crediti per imposte anticipate	29.829
Ritenute subite e crediti d'imposta	55.759
Imposta sostitutiva su disavanzi di fusione/scissione	8.119
Dividendi da società controllate	84.167
Dividendi da società partecipate	36.859
Partite viaggianti con le filiali	38.139
Assegni di c/c tratti sulla banca	86.463
Assegni di c/c tratti su terzi	3.236
Ritenute su ratei passivi da effettuare	1.370
Depositi cauzionali	928
Fatture emesse da incassare	31.627
Contropartite valutazione contratti derivati	25.433
Premi pagati su opzioni	1.641
Operazioni da regolare a mezzo stanza di compensazione	175.900
Investimenti fondo pensione	17.370
Altre partite	199.615
Totale	852.900

Tali crediti sono tutti esigibili e pertanto su di essi non sono state effettuate rettifiche di valore.

I dividendi da società controllate, contabilizzati sulla base del principio contabile descritto nella Parte A, includono la quota corrispondente al credito d'imposta, pari 30,3 milioni di euro, che verrà riconosciuto nell'esercizio di incasso degli stessi.

I dividendi da società partecipate sono relativi al dividendo dell'esercizio 2001 deliberato dal Consiglio di Amministrazione di Hopa S.p.A. iscritti in quanto risultano elementi certi che ne assicurano l'approvazione in sede di deliberazione assembleare. L'importo indicato include la quota corrispondente al credito d'imposta per 13,3 milioni di euro.

Nella voce "Crediti verso l'Erario" sono compresi il credito per IVA relativo al Gruppo Banca Popolare di Lodi di 0,6 milioni di euro risultante dalla dichiarazione annuale, crediti per imposte dirette di esercizi precedenti chiesti a rimborso per 12,7 milioni di euro ed interessi maturati per 6,7 milioni di euro, il credito per le ritenute interessi su depositi e conti correnti per 0,4 milioni di euro, i crediti relativi ad altre imposte relative ad esercizi precedenti per 0,2 milioni di euro e crediti per imposte dirette da riportare per 16,7 milioni di euro.

La voce "Crediti per imposte anticipate" è costituita dalle maggiori imposte pagate a fronte di costi non dedotti, che si ritiene siano recuperabili nei prossimi esercizi. Per la relativa movimentazione si rimanda alla sezione 7.

Ratei e risconti attivi

5.2 - Composizione della voce 140 "ratei e risconti attivi"

Ratei Attivi	79.068
– Interessi su titoli	37.367
– Interessi su finanziamenti a clientela	28.265
– Interessi su operazioni di p.c.t.	1.290
– Interessi con banche	6.480
– Operazioni di finanza derivata	5.640
– Altri	26
Risconti Attivi	45.673
– Affitti passivi non di competenza	877
– Fatture ricevute non di competenza	2.302
– Disaggio di emissione	4.318
– Operazioni di collocamento titoli	38.176
Totale Ratei e Risconti Attivi	124.741

5.3 - Rettifiche per ratei e risconti attivi

La Banca non si è avvalsa della facoltà di cui all'art. 12 comma 2, del decreto legislativo n.87/92 di portare, quando ciò sia tecnicamente appropriato, i ratei e i risconti attivi direttamente in aumento o in diminuzione dei conti dell'attivo e del passivo ai quali essi si riferiscono.

5.4 - Distribuzione delle attività subordinate

a) crediti verso banche	6.744
b) crediti verso clientela	140
c) obbligazioni e altri titoli di debito	33.126

Sezione 6 – I debiti

	2001	2000	var.%
Voce 10			
Debiti verso banche	2.561.339	2.952.665	-13,25%
Voce 20			
Debiti verso clientela	5.697.922	4.912.753	15,98%
Voce 30			
Debiti rappresentati da titoli	4.602.858	2.835.718	62,32%
Voce 40			
Fondi di terzi in amministrazione	4.711	1.973	138,77%

Debiti verso banche (voce 10)

Di seguito si riporta la composizione per forma tecnica:

	2001	%	2000	%
Debiti verso Banca d'Italia:				
Debiti verso Banche :	**2.561.339**	**100,00%**	**2.952.665**	**100,00%**
- per operazioni "pronti contro termine"	391.443	15,28%	649.407	21,99%
- per prestito titoli				
- per conti correnti	415.299	16,21%	86.772	2,94%
- per depositi	1.751.072	68,37%	2.212.700	74,94%
- per finanziamenti	3.525	0,14%	3.786	0,13%
Totale	**2.561.339**	**100,00%**	**2.952.665**	**100,00%**

6.1 Dettaglio della voce 10 "debiti verso banche"	
a) operazioni di pronti contro termine	391.443
b) prestito di titoli	

Debiti verso clientela (voce 20) e debiti rappresentati da titoli (voce 30)

La raccolta da clientela (comprensiva delle operazioni di pronti contro termine) ammonta, a fine esercizio, a 10.301 milioni di euro, segnando un incremento annuo del 32,95% e risulta composta da debiti verso clientela per 5.698 milioni di euro e da debiti rappresentati da titoli per 4.603 milioni di euro.

La composizione della raccolta per forma tecnica è qui di seguito riportata.

	2001	%	2000	%
Debiti verso clientela :	**5.697.922**	**55,32%**	**4.912.753**	**63,40%**
- conti correnti	3.566.723	34,63%	2.771.970	35,77%
- depositi a risparmio	609.954	5,92%	490.785	6,33%
- altri rapporti	240.836	2,34%	205.815	2,66%
- prestito titoli	46.200	0,45%		
- operazioni di pronti contro termine	1.234.209	11,98%	1.444.183	18,64%
Debiti rappresentati da titoli :	**4.602.858**	**44,68%**	**2.835.718**	**36,60%**
- obbligazioni	4.179.288	40,57%	2.466.868	31,84%
- certificati di deposito	411.925	4,00%	356.649	4,60%
- altri titoli	11.645	0,11%	12.201	0,16%
Totale	**10.300.780**	**100,00%**	**7.748.471**	**100,00%**

6.2 Dettaglio della voce "debiti verso clientela"

a) operazioni di pronti contro termine	1.234.209
b) prestito di titoli	46.200

Fondi di terzi in amministrazione (voce 40)

La provenienza dei fondi è la seguente:

Fondi somministrati dallo Stato	84
Fondi somministrati dalla Regione Lombardia	4.627
Totale	**4.711**

L'attività di gestione è stata caratterizzata dalla finalizzazione di mutui agevolati alla clientela nonché di prestiti agevolati per l'acquisto di macchine agricole.

Sezione 7 - I fondi

Nella presente sezione vengono commentati il trattamento di fine rapporto di lavoro subordinato, i fondi per rischi ed oneri ed il fondo rischi su crediti.

	2001	2000	var. %
Voce 70			
Trattamento di fine rapporto di lavoro subordinato	59.413	63.200	-5,99%
Voce 80			
Fondi per rischi ed oneri	119.107	117.527	1,34%
Voce 90			
Fondi rischi su crediti	11.541	5.859	96,98%

Trattamento di fine rapporto di lavoro subordinato (voce 70)

La voce in oggetto ammonta a 59,4 milioni di euro, ed ha subito un decremento del 5,99%. Come enunciato nei principi contabili, il fondo è adeguato per coprire i diritti maturati dal personale dipendente in servizio al 31 dicembre 2001.

La movimentazione intervenuta nell'esercizio è di seguito esposta:

Saldo al 31 dicembre 2000	**63.200**
Utilizzo per indennità corrisposte nell'esercizio	11.004
Accantonamento dell'esercizio	6.066
Altre variazioni	1.151
Saldo al 31 dicembre 2001	**59.413**

Fondo rischi su crediti

7.1 Composizione della voce 90 "fondi rischi su crediti"

Per rischi su crediti art.71 c.3 dpr 917/86	
Per interessi di mora Art. 71 c.6 dpr 917/86	11.541
Altro	
Totale	11.541

7.2 Variazione nell'esercizio del "fondo rischi su crediti"

A. Esistenze iniziali	5.859
B. Aumenti	8.100
B1. Accantonamenti	4.868
B2. Altre variazioni	3.232
C. Diminuzioni	2.418
C1. Utilizzi	2.418
C2. Altre variazioni	
D. Rimanenze finali	11.541

Il fondo rischi su crediti è costituito a fronte di interessi di mora ritenuti esigibili, al fine di usufruire della deducibilità ai fini fiscali.

La composizione della voce 80 "Fondi per rischi e oneri" e la relativa movimentazione sono di seguito riportate:

	Saldo al 31.12.2000	Utilizzi	Accantonamenti	Altre variazioni	Saldo al 31.12.2001
a) Fondo quiescenza del personale	24.886	(1.102)	6.921	(103)	30.602
b) Fondo imposte e tasse	83.582	(79.123)	69.398		73.857
c) Altri Fondi	9.059	(652)	6.188		14.648
– Fondi per cause passive	8.905	(652)	1.501		9.753
– Fondi diversi	154		4.687	54	4.895
Totale Fondi rischi ed oneri	117.527	80.517	82.200	(49)	119.107

7.3 - Composizione della sottovoce 80 c) "fondi per rischi ed oneri: altri fondi"

Fondo per cause passive in corso	9.753
Fondi diversi	4.895
Totale	14.648

Fondo di quiescenza del personale

Come segnalato nei criteri di valutazione, il fondo di quiescenza del personale rappresenta:

- il valore degli impegni nei confronti del personale in quiescenza ricompreso nell'ambito del trattamento di quiescenza per il personale di cui al regolamento del "trattamento aggiuntivo di previdenza" del 1992. Tale accantonamento è stato effettuato sulla base delle risultanze di appositi calcoli attuariali;
- il valore degli impegni nei confronti del personale in servizio. Il Fondo di Previdenza Complementare è stato costituito, ai sensi del D. Lgs. 124/93, in due sezioni: "a prestazione definita" e "a contribuzione definita". La sezione del fondo cosiddetta "a contribuzione definita" opera in regime di previdenza complementare a contribuzione definita e a capitalizzazione individuale ed è alimentata dai contributi della Banca e degli iscritti.
- il valore degli impegni maturati alla data di bilancio verso i dipendenti per il trattamento pensionistico aggiuntivo dell'incorporata Banca Industriale Gallaratese; esso è determinato con riferimento ai compensi percepiti dal personale ed all'anzianità di servizio maturata.

Fondo imposte e tasse

Il fondo comprende il debito per imposte dirette per 17,3 milioni di euro, le imposte indirette di competenza dell'esercizio ancora da versare per 12,4 milioni di euro, l'imposta sostitutiva sulle plusvalenze da cessione di partecipazione (D. Lgs. 358/97) pari a 1,4 milioni di euro, l'imposta sulla rivalutazione degli immobili (Legge 342/90) pari a 8,1 milioni di euro, le imposte differite per 33 milioni di euro, la maggior parte delle quali sono relative ai dividendi contabilizzati per competenza.

Con riferimento alla situazione fiscale della Banca si precisa che non sono ancora fiscalmente definiti gli esercizi 1995 e seguenti della Banca nonché i medesimi delle banche incorporate nel 1992 e nel 2000.

Sulla base dei pareri espressi dai propri consulenti la Banca ritiene congruo l'ammontare complessivamente stanziato al fondo imposte e tasse a fronte anche di passività fiscali potenziali.

Fiscalità differita

Di seguito si riportano le tabelle relative alle attività per imposte anticipate, suddivise a seconda che le stesse siano state imputate a conto economico o ad incremento del patrimonio netto.

Attività per imposte anticipate con contropartita conto economico

1.	Importo iniziale	19.878
2.	Aumenti	4.437
2.1	Imposte anticipate sorte nell'esercizio	4.424
2.2	Altri aumenti	13
3.	Diminuzioni	4.585
3.1	Imposte anticipate annullate nell'esercizio	4.578
3.2	Altre diminuzioni	7
4.	Importo finale	19.730

Attività per imposte anticipate con contropartita patrimonio netto

1.	Importo iniziale	15.276
2.	Aumenti	
2.1	Imposte anticipate sorte nell'esercizio	
2.2	Altri aumenti	
3.	Diminuzioni	5.176
3.1	Imposte anticipate annullate nell'esercizio	5.176
3.2	Altre diminuzioni	
4.	Importo finale	10.100

Le attività per imposte anticipate con contropartita patrimonio netto rappresentano il beneficio fiscale derivante dall'operazione di cartolarizzazione dei crediti effettuata nel 1999, la cui perdita è stata imputata a riduzione delle poste di patrimonio netto.

Di seguito si riporta la tabella relativa alla movimentazione delle passività per imposte differite, avvenute nell'esercizio:

Passività per imposte differite

1.	Importo iniziale	31.989
2.	Aumenti	32.695
2.1	Imposte differite sorte nell'esercizio	32.695
2.2	Altri aumenti	
3.	Diminuzioni	30.389
3.1	Imposte differite annullate nell'esercizio	30.389
3.2	Altre diminuzioni	
4.	Importo finale	34.295

Altri fondi-Fondi diversi

La sottovoce "Fondi diversi" accoglie accantonamenti a fronte di rischi potenziali per i quali alla data di chiusura dell'esercizio non è determinabile l'ammontare e la data di sopravvenienza.

Fondo per cause passive

La consistenza di tale fondo al 31 dicembre 2001 accoglie la stima analitica delle prevedibili passività, a fronte di azioni giudiziali e stragiudiziali in essere nelle quali la Banca sia soggetto passivo.

Peraltro si precisa che è pendente di fronte al Tribunale di Milano, Sez. VIII, una causa civile promossa dal Dr. Giovanni Francesco Cerea contro la Banca Popolare di Lodi per ottenere una condanna di quest'ultima a pagare un compenso di circa 38,5 milioni di euro per un presunto mandato che l'attore avrebbe eseguito su incarico della Banca e inerente l'acquisizione del pacchetto di controllo di Banca Popolare di Crema S.p.A.

Inoltre, la parte attorea chiede un'ulteriore somma a titolo di risarcimento del danno sia per un ritenuto inadempimento della Banca rispetto agli obblighi nascenti dal suddetto incarico, sia per la revoca, senza giustificato motivo, di un ulteriore supposto mandato relativo all'acquisizione di altra banca popolare.

In particolare, l'attore sostiene di aver consigliato, preparato ed eseguito, su un asserito incarico della Banca, l'acquisto del 51% del capitale sociale di Banca Popolare di Crema S.p.A. da parte della fiduciaria Summa S.A., assicurando così alla Banca indirettamente il controllo di Banca Popolare di Crema S.p.A., controllo che la Banca avrebbe solo successivamente acquisito in modo diretto con l'offerta pubblica di acquisto e scambio lanciata il 5 ottobre 2000.

La Banca Popolare di Lodi, costituendosi in giudizio, ha evidenziato la totale infondatezza delle pretese attoree, precisando:

1) di non aver mai conferito alcun mandato al Dr. Cerea;
2) di aver acquisito il controllo di Banca Popolare di Crema S.p.A. unicamente attraverso l'offerta pubblica di acquisto e scambio condotta con assoluta trasparenza e nel pieno rispetto della legge;
3) che l'azione del Dr. Cerea è temeraria e pertanto comporta la responsabilità dell'attore per le spese del giudizio e i danni arrecati alla Banca Popolare di Lodi

Con successiva memoria, la difesa del Dr. Cerea ha formulato un'ulteriore domanda, chiedendo che venga accertato, in subordine all'eventuale mancato accoglimento delle proprie iniziali domande, che la Banca si sia ingiustificatamente arricchita ai danni del Dr. Cerea, chiedendo altresì la condanna della convenuta Banca Popolare di Lodi a pagare all'attore la medesima somma inizialmente chiesta con l'atto di citazione.

La Banca si è difesa sul punto sostenendo l'assoluta inammissibilità ed improponibilità di tale domanda in quanto esperita tardivamente e comunque deducendo l'infondatezza della pretesa attorea in fatto ed in diritto.

In data 2 gennaio 2002, sono intervenuti nel giudizio il sig. Ernesto Preatoni e la Società Parin S.p.A., chiedendo, in via preliminare, la chiamata in causa di Summa S.A.. Nel merito gli intervenuti hanno chiesto di dichiarare la nullità di tutti gli atti che sarebbero stati oggetto del presunto mandato conferito al Dr. Cerea e per l'effetto di condannare la Banca alla restituzione agli originari azionisti delle azioni della Banca Popolare di Crema S.p.A. al medesimo prezzo di acquisto effettuato dalla Summa S.A. e di accertare che nessun compenso è dovuto da Banca Popolare di Lodi al Dr. Cerea.

Gli intervenuti hanno chiesto, inoltre, la condanna di Banca Popolare di Lodi e del Dr. Cerea, in solido tra loro ex art. 2043 Cod. Civ., al risarcimento di tutti i danni subiti dagli stessi a causa dell'esecuzione del presunto mandato.

All'udienza del 22 gennaio 2002, il Giudice ha respinto l'istanza di chiamata in causa della Summa S.A., formulata dagli intervenuti, concedendo altresì nuovi termini per memorie a difesa in relazione all'intervento e fissando la successiva udienza al 9 aprile 2002.

La Banca ritiene, anche sulla base del parere dei propri legali, che dalle pretese formulate dagli attori, nell'ambito dei procedimenti in corso, non possano derivare conseguenze economico patrimoniali pregiudizievoli per sè e per il Gruppo Bipielle. Per tanto non sono stati effettuati accantonamenti in bilancio, in quanto la possibilità che la causa in oggetto possa comportare effetti sul patrimonio aziendale e di gruppo è da ritenersi ragionevolmente remota.

Sezione 8 - Il capitale, le riserve, il fondo per rischi bancari generali e le passività subordinate

In questa sezione formano oggetto di illustrazione i conti del passivo relativi alle voci 100, 110, 120, 130, 140, 150, 160, 170 e i conti dell'attivo 110 e 120.

Patrimonio netto e passività subordinate

	Descrizione	Saldo
A) voce 100	Fondo per rischi bancari generali	17.560
B) voce 120	Capitale	360.870
C) voce 130	Sovrapprezzi di emissione	999.692
D) voce 140	Riserve :	235.336
	a) riserva legale	36.738
	b) riserva per azioni o quote proprie	10.854
	c) riserve statutarie	494
	d) altre riserve	187.250
	- Fondo riserva disponibile	35.436
	- Fondo di riserva L. 218/1990 - per operazioni di fusione	8.208
	- Fondo di riserva L. 218/1990 per operazioni di conferimento	32.878
	- Avanzo di fusione Banca Mercantile	2.590
	- Fondo di riserva Legge Ciampi	93.169
	- Fondo di riserva per eventuali acquisti di azioni proprie	14.969
E) voce 150	Riserve di rivalutazione:	48.944
	a) riserve di rivalutazione	64.094
	b) riserva da cartolarizzazione	(15.150)
F) voce 160	Utili (Perdite) portati a nuovo	
G) voce 170	Utile (Perdita) d'esercizio	95.665
	Totale Patrimonio netto	1.758.067
H) voce 110	Passività subordinate	971.982
	Totale Patrimonio netto e passività subordinate	2.730.049

Patrimonio netto

In allegato, viene fornito il prospetto delle variazioni nei conti di patrimonio netto.

Relativamente alle singole voci si evidenzia quanto segue:

- *Fondo per rischi bancari generali:* non risulta variato nell'esercizio in esame; il saldo del fondo al 31.12.2001 è pari a 17,6 milioni di euro.
- *Capitale sociale:* risulta interamente sottoscritto e versato, ed è costituito da n. 139.872.177 azioni ordinarie da nominali € 2,58 cadauna. Nel corso dell'esercizio, si è provveduto alla conversione in euro del capitale sociale ed alla contestuale imputazione a riserva della differenza da conversione. Inoltre sono state emesse 18.932.914 azioni a seguito dell'operazione di aumento del capitale sociale conclusasi nel mese di giugno 2001 già ampiamente descritta nella relazione sulla gestione.
- *Sovrapprezzi di emissione:* il fondo, ammontante a 1000 milioni di euro, presenta una variazione positiva a seguito dell'aumento di capitale effettuato nel giugno 2001.
- *Riserva legale:* l'incremento di circa 5 milioni di euro è dovuto all'assegnazione della quota utili 2000 passata a riserva, nonché all'imputazione della differenza di conversione del capitale sociale in euro.
- *Riserva per azioni o quote proprie:* presenta un saldo pari 10,9 milioni di euro a fronte delle azioni proprie detenute in portafoglio al 31.12.2001 per numero 958.700 azioni.

- *Riserve statutarie:* la voce si incrementa di circa 50 mila euro a fronte dei dividendi prescritti e passati a riserva.
- *Altre riserve: la voce comprende:*
  - il fondo di riserva disponibile della Capogruppo per 35,4 milioni di euro. Il fondo si incrementa di 0,2 milioni di euro per assegnazione della quota utile 2000, di 0,2 milioni di euro per la differenza tra il dividendo accantonato e il dividendo distribuito relativo alla operazione OPS Imola e si decrementa di 18.001 milioni di euro per il trasferimento a fondo azioni proprie in seguito a delibera assembleare;
  - il fondo di riserva L. 218/1990 - legge "Amato" per operazioni di fusione -, invariato rispetto all'esercizio precedente. Il fondo è stato costituito negli esercizi 1992, 1993 e 1994 in relazione all'operazione di incorporazione della Banca Industriale Gallaratese S.p.A. e della Banca Rasini S.p.A.;
  - il fondo di riserva L. 218/1990 - legge "Amato" per operazioni di conferimento – relativo *all'operazione di conferimento delle partecipazioni* alla Bipielle Partecipazioni S.p.A. *perfezionata nell'esercizio 1995;*
  - L'avanzo di fusione per 2,6 milioni di euro derivante dall'incorporazione di Banca Mercantile Italia S.p.A. avvenuta nel 2000;
  - il fondo di riserva di cui alla legge cosidetta "Ciampi" relativa alle operazioni di concentrazioni bancarie. Il fondo si incrementa di 68,2 milioni di euro a seguito dell'attribuzione della quota utili relativa al 2000.
  - il fondo di riserva per eventuali acquisti di azioni proprie è pari alla quota di riserva non impegnata costituita con utili realizzati in esercizi precedenti e destinata all'acquisto di azioni proprie.
- *Riserve di rivalutazione:* la voce comprende:
  - le riserve di rivalutazione effettuate in applicazione delle suddette leggi:

○ Legge n. 576/75	1.567,4	migliaia di euro
○ Legge n. 72/83	11.880,8	migliaia di euro
○ Legge n. 408/90	1.127,9	migliaia di euro
○ Legge n.413/1991	14.496,8	migliaia di euro
○ DM 162/2001	35.021,1	migliaia di euro

In allegato viene fornito il prospetto dei beni ancora in patrimonio per i quali sono state effettuate le predette rivalutazioni.

- riserva da cartolarizzazione: la sottovoce è stata alimentata a norma dell'art. 6, della Legge n. 130 del 30 aprile 1999 a seguito dell'operazione di *securitisation* effettuata nell'esercizio 1999 e accoglie le perdite su crediti, al netto del relativo effetto fiscale, che verranno imputate a conto economico nei prossimi due esercizi. Nell'esercizio, la riserva in esame si è decrementata per l'ammortamento della terza quota. Al fine di evidenziare con chiarezza gli effetti connessi alla metodologia contabile prevista dalla L. 130/99, negli schemi di bilancio è stata evidenziata un'apposita sottovoce imputata alla voce 150 "riserve di rivalutazione".

Passività subordinate

Elenco prestiti subordinati emessi e loro caratteristiche

Composizione	
Prestito Obbligazionario Subordinato TV 1997/2002	51.646
Prestito Obbligazionario Subordinato Convertibile 4,375% 1998/2003	159.164
Prestito Obbligazionario Subordinato TV 2000/2007	150.000
Prestito Obbligazionario Subordinato Convertibile 4,75% 2000/2010	299.954
Prestito Obbligazionario Subordinato TV 2000/2010	50.000
Prestito Obbligazionario Subordinato 6,75% 2000/2010	100.000
Prestito Obbligazionario Subordinato TV 2003	12.911
Prestito Obbligazionario Subordinato 4,50% 2005	19.625
Prestito Obbligazionario Subordinato TV. 01.07.2002	8.682
Prestito Obbligazionario Subordinato TV. 2001/2003	75.000
Prestito Obbligazionario Subordinato 6,75% 2001/2008	20.000
Prestito Obbligazionario Subordinato TV. 2001/2008	25.000
Totale	**971.982**

Variazioni intervenute nell'esercizio

Saldo al 31 dicembre 2000	914.994
Rimborsi	63.008
Nuove emissioni	120.000
Conversioni	4
Altre variazioni	
Saldo al 31 dicembre 2001	971.982

Caratteristiche dei prestiti subordinati emessi

1) Prestito Obbligazionario subordinato T.V. 1997/2002
- importo: € 51.645.600
- valuta di denominazione: euro
- tasso d'interesse: variabile indicizzato all' Euribor a tre mesi
- cedola: trimestrale
- data di emissione: 1 luglio 1997
- data di scadenza: 1 luglio 2002
- rimborso: il rimborso è previsto in un'unica soluzione alla scadenza.
- rimborso anticipato: la Banca ha facoltà di rimborsare anticipatamente il prestito trascorsi 24 mesi dall'emissione previa autorizzazione della Banca d'Italia
- facoltà di conversione: non è prevista la conversione in capitale
- clausola di subordinazione: le obbligazioni verranno rimborsate, in caso di liquidazione, solo dopo aver soddisfatto tutti gli altri creditori.

2) Prestito Obbligazionario convertibile 4,375% 1998/2003
- importo: L. 308.184.550.000
- valuta di denominazione: Lire Italiane
- tasso d'interesse: 4,375% annuo fisso per tutta la durata del prestito
- cedola: annuale
- data di emissione: 17 luglio 1998

- data di scadenza: 1 luglio 2003 il rimborso è previsto in un'unica soluzione alla scadenza
- rimborso anticipato: la Banca ha facoltà di rimborsare anticipatamente il prestito trascorsi 36 mesi dall'emissione previa autorizzazione della Banca d'Italia
- facoltà di conversione: in azioni in ragione di una azione ogni obbligazione di nominali L. 25.400 a partire dal quarantesimo giorno dopo l'emissione e fino al 10 maggio 2003.
- clausola di subordinazione: le obbligazioni verranno rimborsate, in caso di liquidazione, solo dopo aver soddisfatto tutti gli altri creditori.

3) Prestito Obbligazionario subordinato T.V. 2000/2007
- importo: € 150.000.000
- valuta di denominazione: euro
- tasso d'interesse: variabile indicizzato all'euribor tre mesi maggiorato di uno spread di 1,15 punti percentuale su base annua
- cedola: trimestrale
- data di emissione: 16 novembre 2000
- data di scadenza: 16 novembre 2007
- rimborso: il rimborso è previsto in un'unica soluzione alla scadenza.
- facoltà di conversione: non è prevista la conversione in capitale
- clausola di subordinazione: le obbligazioni verranno rimborsate, in caso di liquidazione, solo dopo aver soddisfatto tutti gli altri creditori.

4) Prestito Obbligazionario convertibile subordinato 4,75% 2000/2010
- importo: € 299.954.029,55
- valuta di denominazione: euro
- tasso d'interesse: 4,75% annuo fisso per tutta la durata del prestito
- cedola: annuale
- data di emissione: 20 marzo 2000
- data di scadenza: 1 giugno 2010
- rimborso: il rimborso è previsto in un'unica soluzione alla scadenza.
- rimborso anticipato: la Banca ha facoltà di rimborsare anticipatamente il prestito a partire dal 15 giugno 2005 previa autorizzazione della Banca d'Italia
- facoltà di conversione: in azioni in ragione di una azione ogni obbligazione di nominali € 16,31 a partire dal quarantesimo giorno successivo alla data di emissione e fino al giorno lavorativo incluso anteriore al 1° giugno 2010
- clausola di subordinazione: le obbligazioni verranno rimborsate, in caso di liquidazione, solo dopo aver soddisfatto tutti gli altri creditori.

5) Prestito Obbligazionario subordinato T.V. 2000/2010 Upper tier II
- importo: € 50.000.000
- valuta di denominazione: euro
- tasso d'interesse: variabile indicizzato all'Euribor a tre mesi maggiorato di uno spread di 1 punto percentuale su base annua

- cedola: trimestrale
- data di emissione: 15 dicembre 2000
- data di scadenza: 15 dicembre 2010
- rimborso: il rimborso è previsto in un'unica soluzione alla scadenza.
- clausola di subordinazione: le obbligazioni verranno rimborsate, in caso di liquidazione, solo dopo aver soddisfatto tutti gli altri creditori.

6) Prestito Obbligazionario subordinato 6,75% 2000/2010 Upper tier II

- importo: € 100.000.000
- valuta di denominazione: euro
- tasso d'interesse: 6,75% fisso per tutta la durata del prestito
- cedola: trimestrale
- data di emissione: 15 dicembre 2000
- data di scadenza: 15 dicembre 2010
- rimborso: il rimborso è previsto in un'unica soluzione alla scadenza.
- facoltà di conversione: non è prevista la conversione in capitale
- clausola di subordinazione: le obbligazioni verranno rimborsate, in caso di liquidazione, solo dopo aver soddisfatto tutti gli altri creditori.

7) Prestito Obbligazionario subordinato T.V. 1998/2003

- importo: € 12.911.400
- valuta di denominazione: euro
- tasso d'interesse: variabile indicizzato all'Euribor a sei mesi maggiorato di uno spread di 0,1 punto percentuale su base annua
- cedola: semestrale
- data di emissione: 1 gennaio 1998
- data di scadenza: 1 gennaio 2003
- rimborso: il rimborso è previsto in un'unica soluzione alla scadenza.
- facoltà di conversione: non è prevista la conversione in capitale
- clausola di subordinazione: le obbligazioni verranno rimborsate, in caso di liquidazione, solo dopo aver soddisfatto tutti gli altri creditori.

8) Prestito Obbligazionario subordinato 4,5% 2000/2005

- importo: L. 38.000.000.000
- valuta di denominazione: Lire Italiane
- tasso d'interesse: 4,5% fisso per tutta la durata del prestito
- cedola: semestrale
- data di emissione: 1 giugno 2000
- data di scadenza: 1 giugno 2005
- rimborso: il rimborso è previsto in un'unica soluzione alla scadenza.
- facoltà di conversione: non è prevista la conversione in capitale
- clausola di subordinazione: le obbligazioni verranno rimborsate, in caso di liquidazione, solo dopo aver soddisfatto tutti gli altri creditori.

9) Prestito Obbligazionario subordinato T.V. 1997/2002

- importo: L. 16.810.000.000
- valuta di denominazione: Lire Italiane
- tasso d'interesse: variabile indicizzato all'Euribor a tre mesi.
- cedola: trimestrale
- data di emissione: 1 luglio 1997
- data di scadenza: 1 luglio 2002
- rimborso: il rimborso è previsto in un'unica soluzione alla scadenza.
- facoltà di conversione: non è prevista la conversione in capitale
- clausola di subordinazione: le obbligazioni verranno rimborsate, in caso di liquidazione, solo dopo aver soddisfatto tutti gli altri creditori.

10) Prestito Obbligazionario subordinato T.V. 2001/2003

- importo: € 75.000.000
- valuta di denominazione: euro
- tasso d'interesse: variabile indicizzato all'Euribor a tre mesi maggiorato di uno spread di 0,50 punti percentuale su base annua
- cedola: trimestrale
- data di emissione: 23 luglio 2001
- data di scadenza: 23 luglio 2003
- rimborso: il rimborso è previsto in un'unica soluzione alla scadenza.
- rimborso anticipato: la Banca ha facoltà di rimborsare anticipatamente il prestito trascorsi 18 mesi dall'emissione previa autorizzazione della Banca d'Italia
- facoltà di conversione: non è prevista la conversione in capitale
- clausola di subordinazione: le obbligazioni verranno rimborsate, in caso di liquidazione, solo dopo aver soddisfatto tutti gli altri creditori. Le stesse sono computate ai fini della copertura dei rischi di mercato.

11) Prestito Obbligazionario subordinato 6,75% 2001/2008

- importo: € 20.000.000
- valuta di denominazione: euro
- tasso d'interesse: 6,75 annuo fisso per tutta la durata del prestito
- cedola: trimestrale
- data di emissione: 10 gennaio 2001
- data di scadenza: 10 gennaio 2008
- rimborso: il rimborso è previsto in un'unica soluzione alla scadenza.
- facoltà di conversione: non è prevista la conversione in capitale
- clausola di subordinazione: le obbligazioni verranno rimborsate, in caso di liquidazione, solo dopo aver soddisfatto tutti gli altri creditori.

12) Prestito Obbligazionario subordinato T.V. 2001/2008

- importo: € 25.000.000
- valuta di denominazione: euro
- tasso d'interesse: variabile indicizzato all'Euribor a tre mesi maggiorato di uno spread di 1 punto percentuale su base annua

- cedola: trimestrale
- data di emissione: 10 gennaio 2001
- data di scadenza: 10 gennaio 2008
- rimborso: il rimborso è previsto in un'unica soluzione alla scadenza.
- facoltà di conversione: non è prevista la conversione in capitale
- clausola di subordinazione: le obbligazioni verranno rimborsate, in caso di liquidazione, solo dopo aver soddisfatto tutti gli altri creditori.

Azioni o quote proprie

A fine esercizio la Banca aveva in proprietà azioni proprie per 10,9 milioni di euro; come prescritto è stata accantonata tra le voci del patrimonio netto una riserva per acquisto azioni proprie di pari importo.

Le operazioni su azioni sociali poste in essere nell'esercizio, effettuate in conformità alle delibere assembleari, sono così sintetizzate:

	Numero azioni	Valore nominale	Importo negoziazione	Utile	Valore di bilancio
Valori al 31dicembre 2000					
Acquisti	8.471.608	21.857	95.908		
Vendite	7.512.908	19.383	85.736	682	
Valori al 31 dicembre 2001	**958.700**	**2.474**	**10.172**	**682**	**10.854**

Coefficienti patrimoniali

Relativamente, infine, ai coefficienti patrimoniali si evidenzia che il ratio di solvibilità (inteso come rapporto tra il patrimonio netto complessivo ai fini di vigilanza e l'attivo ponderato) al 31 dicembre 2001 è pari al 23,40% e pertanto risulta essere superiore al limite minimo stabilito dalla Banca d'Italia pari al 7%.

Patrimonio e requisiti prudenziali di vigilanza al 31 dicembre 2001

Categorie/Valori	Importo
A. Patrimonio di vigilanza	
A.1. Patrimonio di base (tier 1)	1.597.644
A.2. Patrimonio supplementare	728.654
A.3. Elementi da dedurre	20.150
A.4. Patrimonio di vigilanza	2.306.148
B. Requisiti di vigilanza	
B.1. Rischi di credito	643.943
B.2. Rischi di mercato	42.890
di cui:	
Rischi del portafoglio non immobilizzato	117.890
Rischi di cambio	
Prestiti subordinati deducibili da rischi di mercato	75.000
B.3. Altri requisiti prudenziali	3.031
B.4. Totale requisiti prudenziali	689.864
C. Attività di rischio e coefficienti prudenziali	
C.1. Attività di rischio ponderate (*)	9.855.200
C.2. Patrimonio di base/Attività di rischio ponderate	16,21%
C.3. Patrimonio di vigilanza/Attività di rischio ponderate	23,40%

(*) Totale requisiti prudenziali moltiplicati per il reciproco del coefficiente minimo obbligatorio per i rischi di credito

Sezione 9 - Altre voci del passivo

	2001	2000
Voce 50		
Altre passività	363.211	366.652
Voce 60		
Ratei e risconti passivi	102.583	83.674
a) ratei passivi	67.842	78.755
b) risconti passivi	34.741	4.919

9.1 - Composizione della voce 50 "altre passività"

Debito verso l'Erario per importi da versare per conto terzi	30.324
Partite viaggianti con le filiali	10.441
Contributi e gratifiche da pagare	9.940
Fatture da liquidare a fornitori	15.152
Contropartite valutazione contratti derivati	22.181
Ritenute da subire su ratei attivi	130
Operazioni da regolare a mezzo stanza di compensazione	57.845
Scarti valuta su operazioni di portafoglio	49.142
Altre partite	168.056
Totale	363.211

9.2 - Composizione della voce 60 "ratei e risconti passivi"

Ratei Passivi	67.842
– Interessi passivi su rapporti con clientela	42.314
– Interessi passivi su rapporti con banche	7.465
– Interessi passivi su operazioni pronti contro termine	6.337
– Operazioni di finanza derivata	11.726
Risconti Passivi	34.741
– Interessi su operazioni di portafoglio	2.684
– Operazioni di finanza derivata	32.057
– Altri	
Totale Ratei e Risconti Passivi	102.583

9.3 - Rettifiche per ratei e risconti passivi

Come già precisato, la Banca non si è avvalsa della facoltà di cui all'art. 12, comma 2, del decreto legislativo n.87/92 di portare, quando ciò sia tecnicamente appropriato, i ratei e i risconti passivi direttamente in aumento o in diminuzione dei conti dell'attivo e del passivo ai quali essi si riferiscono.

Sezione 10 - Le garanzie e gli impegni

	2001	2000	var.%
Voce 10			
Garanzie rilasciate	830.389	586.172	41,66%
Voce 20			
Impegni	1.667.769	1.441.187	15,72%

Garanzie rilasciate (voce 10)

Il dettaglio per forma tecnica è così riepilogabile:

	2001	2000
a) Crediti di firma di natura commerciale:	**400.764**	**350.014**
– Crediti documentari	28.779	25.572
– Accettazioni	4.386	68.910
– Avalli e fideiussioni	367.599	255.532
– Altri		
b) Crediti di firma di natura finanziaria:	**429.623**	**236.150**
– Avalli e fideiussioni	421.753	227.810
– Accettazioni bancarie	5.867	6.337
– Altri	2.003	2.003
c) Attività costituite in garanzia	**2**	**8**
Totale	**830.389**	**586.172**

10.1 - Composizione della voce 10 "garanzie rilasciate"	
a) crediti di firma di natura commerciale	400.764
b) crediti di firma di natura finanziaria	429.623
c) attività costituite in garanzia	2

Impegni (voce 20)

Il dettaglio analitico della voce risulta essere il seguente:

	2001	2000
a) Impegni ad erogare fondi ad utilizzo certo	**30.530**	**189.858**
– Impegni per mutui e finanziamenti da erogare	8.470	108.286
– Impegni per acquisti di titoli non ancora regolati	22.060	81.572
b) Impegni ad erogare fondi ad utilizzo incerto	**1.637.239**	**1.251.329**
– Impegni per prestiti con clientela da erogare	145.327	155.383
– Impegni relativi al Fondo Interbancario Tutela Depositi	8.721	8.933
– Put option su partecipazioni	1.483.191	1.087.013
Totale	**1.667.769**	**1.441.187**

Alla presente voce figurano iscritti gli impegni relativi alle Put option concesse alle controparti venditrici nell'ambito dell'acquisizione di partecipazioni, qualora parte del corrispettivo sia stato regolato mediante consegna di quote azionarie di società del gruppo.

10.2 - Composizione della voce 20 "impegni"

a) impegni a erogare fondi a utilizzo certo	30.530
b) impegni a erogare fondi a utilizzo incerto	1.637.239

Il rischio connesso alle garanzie rilasciate ed agli impegni ad erogare fondi è valutato in modo analogo ai crediti per cassa e viene rettificato indirettamente, per la parte ritenuta di dubbio realizzo, con l'appostazione nel passivo di un apposito fondo per rischi e oneri.

In particolare:

a) le garanzie ed impegni verso soggetti in sofferenza ed incagliati sono stati valutati singolarmente, definendo per ciascuna posizione l'entità della stima di perdita;

b) le garanzie ed impegni concessi a soggetti appartenenti a comparti a rischio e a soggetti residenti in paesi a rischio sono stato valutati forfettariamente per classi di rischio, rispettivamente con riferimento a settori merceologici ed a paesi a rischio.

10.3 - Attività costituite in garanzia di propri debiti

Titoli a cauzione di servizi di tesoreria e altri	634.846
Titoli ceduti a clientela per operazioni di pronti contro termine	1.771.489
Titoli a garanzia anticipazione Banca d'Italia	85.897

10.4 - Margini attivi utilizzabili su linee di credito

a) banche centrali	51.646
b) altre banche	227.587

10.5 - Operazioni a termine

Categoria di operazioni	Di copertura	Di negoziazione (*)	Altre operazioni
1. Compravendite	1.349.570	53.618	
1.1 Titoli		50.427	
– acquisti		22.060	
– vendite		28.367	
1.2 Valute	1.349.570	3.191	
– valute contro valute	4.612		
– acquisti contro euro	698.613	2.107	
– vendite contro euro	646.345	1.084	
2. Depositi e finanziamenti		25.495	
– da erogare		8.470	
– da ricevere		17.025	
3. Contratti derivati	3.046.696	780.698	3.201.480
3.1 Con scambio di capitali			1.824.823
a) titoli			1.824.823
– acquisti			339.316
– vendite			1.485.507
b) valute			
– valute contro valute			
– acquisti contro euro			
– vendite contro euro			
c) altri valori			
– acquisti			
– vendite			
3.2 Senza scambio di capitali	3.046.696	780.698	1.376.657
a) valute			
– valute contro valute			
– acquisti contro euro			
– vendite contro euro			
b) altri valori	3.046.696	780.698	1.376.657
– acquisti	1.987.871	402.512	
– vendite	1.058.825	378.186	1.376.657

(*) Includono anche i contratti derivati negoziati a copertura di rapporti appartenenti al portafoglio non immobilizzato.

A fine esercizio la Banca aveva in essere le operazioni a termine in conto proprio indicate nella precedente tabella, mentre quelle relative alla negoziazione per conto terzi sono indicate nella successiva Sezione 12.

Per quanto riguarda le operazioni di copertura in essere alla data di bilancio, nel seguente prospetto vengono dettagliati i relativi plus/minusvalori non registrati nonché i plus/minusvalori, anch'essi non contabilizzati, delle attività/passività coperte cui essi si riferiscono.

Tipologia dei contratti	Valore dei contratti	Plus/(Minus) valore
Interest rate swap	258.601	1.484
Equity swap	1.164.946	-26.803
Altri contratti	4.630	-29
Totale	**1.428.177**	**-25.348**

Tipologie di attività/passività	Valore delle attività/passività	Plus/(Minus) valore
Crediti verso Clientela	8.125	
Titoli	10.329	1.294
Debiti rappresentati da titoli	1.376.565	23.093
Altri	12.500	
Totale	**1.407.519**	**24.387**

Sezione 11 - Concentrazione e distribuzione delle attività e delle passività

11.1 - Grandi rischi

a) ammontare	598.512
b) numero	2

Di seguito si riporta il prospetto relativo al grado di concentrazione dei crediti verso i principali clienti della Banca.

	2001	2000
Primi 20 clienti	15,41%	15,49%
Primi 30 clienti	18,43%	18,45%
Primi 40 clienti	20,77%	20,54%

Tenuto conto degli eventuali collegamenti di gruppo si hanno i seguenti valori:

	2001	2000
Primi 20 gruppi	20,66%	28,85%
Primi 30 gruppi	23,65%	31,94%
Primi 40 gruppi	25,98%	34,15%

11.2 Distribuzione dei crediti verso clientela per principali categorie di debitori

a) Stati	4
b) altri enti pubblici	80.526
c) societa' non finanziarie	3.876.372
d) societa' finanziarie	1.140.129
e) famiglie produttrici	458.976
f) altri operatori	1.050.703

11.3 - Distribuzione dei crediti verso società non finanziarie e famiglie produttrici residenti

a) Altri servizi destinabili alla vendita	1.008.719
b) Servizi del commercio, recuperi e riparazioni	704.162
c) Prodotti energetici	486.986
d) Edilizia e opere pubbliche	340.385
e) Prodotti alimentari, bevande e prodotti	249.687
f) Altre branche	1.462.456

11.4 Distribuzione delle garanzie rilasciate per principali categorie di controparti

a) Stati	
b) altri enti pubblici	46
c) banche	27.025
d) società non finanziarie	447.525
e) società finanziarie	14.852
f) famiglie produttrici	155.350
g) altri operatori	185.591

11.5 - Distribuzione territoriale delle attività e delle passività

Voci/Paesi	Italia	Altri Paesi della U.E.	Altri Paesi
1. Attivo	11.851.574	769.345	395.036
1.1 Crediti verso banche	2.018.533	458.770	91.844
1.2 Crediti verso clientela	6.469.601	93.897	43.212
1.3 Titoli	3.363.440	216.678	259.980
2. Passivo	12.764.357	806.305	268.150
2.1 Debiti verso banche	1.763.312	638.437	159.590
2.2 Debiti verso clientela	5.423.963	166.438	107.521
2.3 Debiti rappresentati da titoli	4.601.251	1.296	311
2.4 Altri conti	975.831	134	728
3. Garanzie e impegni	2.433.764	17.697	46.697

11.6 - Distribuzione temporale della attività e delle passività

Voci/Durate residue	Durata determinata							Durata indeterminata
	a vista	fino a 3 mesi	oltre 3 mesi fino a 12 mesi	oltre 1 anno fino a 5 anni: tasso fisso	oltre 1 anno fino a 5 anni: tasso indicizzato	oltre 5 anni: tasso fisso	oltre 5 anni: tasso indicizzato	
1. Attivo	4.053.253	3.146.767	856.468	980.397	3.027.115	449.808	540.621	1.012.826
1.1 Titoli del tesoro rifinanziabili	156	14.909	98.413	172.795	13.428	127.370	3.872	
1.2 Crediti verso banche	221.189	1.781.507	234.808	241				331.402
1.3 Crediti verso clientela	3.496.324	1.101.985	320.536	152.139	405.115	112.404	351.527	666.680
1.4 Obbligazioni e altri titoli di debito	2.277	128.377	71.692	133.688	2.495.263	173.194	174.316	14.744
1.5 Operazioni "fuori bilancio"	333.307	119.989	131.019	521.534	113.309	36.840	10.906	
2. Passivo	4.714.189	3.591.561	1.121.601	1.971.567	2.618.584	477.466	290.033	
2.1 Debiti verso banche	460.317	1.802.683	298.307	32				
2.2 Debiti verso clientela	4.189.987	1.429.167	32.568			46.200		
2.3 Debiti rappresentati da titoli	50.444	237.688	598.852	1.676.570	2.011.804		27.500	
- obbligazioni	19.966	48.926	438.533	1.632.887	2.011.476		27.500	
- certificati di deposito	20.333	188.762	160.319	42.183	328			
- altri titoli	10.145			1.500				
2.4 Passività Subordinate			60.327	178.789	87.911	419.955	225.000	
2.5 Operazioni "fuori bilancio"	13.441	122.023	131.547	116.176	518.869	11.311	37.533	

Nell'ambito della situazione patrimoniale della Banca, sono identificabili le seguenti componenti in valuta:

11.7 Attività e passività in valuta

a) attività	1.040.294
1. crediti verso banche	723.194
2. crediti verso clientela	134.529
3. titoli	141.554
4. partecipazioni	35.024
5. altri conti	5.993
b) passività	1.056.393
1. debiti verso banche	1.031.320
2. debiti verso clientela	23.764
3. debiti rappresentati da titoli	1.309
4. altri conti	

Le principali valute di riferimento delle voci sopra riportate sono le seguenti al 31 dicembre 2001

	%
(a) Attività	
– U.S. Dollari	48,16
– J.P.Y.	20,22
– Sterlina Inglese	15,26
– Franchi Svizzeri	8,66
– Dollari Hong Kong	3,27
– Dollari canadesi	1,12
– Corone Svedesi	1,23
– Altre valute	2,08
Totale	100,00
(b) Passività	
– U.S. Dollari	47,12
– J.P.Y.	21,26
– Sterlina Inglese	17,27
– Franchi Svizzeri	7,67
– Dollari Hong Kong	2,27
– Dollari canadesi	0,52
– Corone Svedesi	0,83
– Altre valute	3,06
Totale	100,00

11.8 Operazioni di cartolarizzazione

11.8.1 Operazioni di cartolarizzazione proprie

Nel corso del secondo semestre dell'esercizio 2000, la Banca, unitamente ad alcune banche del Gruppo, ha realizzato un'operazione di cartolarizzazione di crediti, ipotecari e ordinari, in sofferenza, avvalendosi delle disposizioni previste dalla Legge n. 130 del 30 aprile 1999.

In particolare, in data 30 dicembre 2000, la Banca ha ceduto crediti in sofferenza per un valore netto contabile di 54,2 milioni di euro a fronte di un corrispettivo di 53,6 milioni di euro, ad una società veicolo, la Tiepolo Finance S.r.l., costituita ai sensi dell'art. 1 della Legge 130/99 ed iscritta all'elenco di cui all'art. 107 del D.Lgs. 1° settembre 1993, n. 385, di cui la Banca ha acquisito il controllo nel corso del primo semestre 2001.

La società veicolo ha finanziato l'acquisto dei crediti mediante l'emissione di titoli obbligazionari suddivisi in tre classi, A, B e C.

Le caratteristiche delle tre tipologie di titoli emessi sono le seguenti:

1) Titoli di Classe A (titoli senior): obbligazioni a tasso variabile (Euribor a sei mesi maggiorato di uno spread pari a 0,58% annuo) per un valore di 75 milioni di euro, a cui è stato attribuito rating AAA (Fitch) e Aaa (Moody's);

2) Titoli di Classe B (titoli mezzanine): obbligazioni a tasso fisso (5,5% annuo) per un valore di 30 milioni di euro, cui è stato attribuito rating AA- (Fitch) e Aa3 (Moody's);

3) Titoli di Classe C (titoli junior): obbligazioni a tasso variabile (Euribor a sei mesi maggiorato di uno spread pari a 0,40% annuo) per un valore di 50,5 milioni di euro, sottoscritte all'atto dell'emissione dagli originators.

I titoli di Classe A e di Classe C sono stati emessi alla pari, mentre per i titoli di Classe B è stato riconosciuto un disaggio di emissione del 0,43%. I titoli di Classe A e di Classe B sono quotati presso la Borsa del Lussemburgo.

Alle diverse tipologie di titoli è stato attribuito un diverso grado di subordinazione nella definizione delle priorità nei pagamenti sia per il capitale che per gli interessi. In

particolare i titoli di Classe A hanno priorità nei pagamenti rispetto ai titoli di Classe B, mentre i titoli di Classe C presentano il maggior grado di subordinazione.
A maggior garanzia del pagamento degli interessi e del capitale dei titoli di Classe B, la Banca ha concesso un mutuo a ricorso limitato nella forma di prestito titoli, per 33 milioni di euro.
Alla società veicolo è stata concessa da terzi una linea di credito di 12 milioni di euro, garantita dalla Banca mediante concessione di un finanziamento subordinato, nella forma di prestito titoli, per 13 milioni di euro.
Inoltre, la Banca, nell'ambito dell'operazione di copertura del rischio tasso stipulata dalla società veicolo con parti terze, ha concesso titoli in garanzia per 2,4 milioni di euro.
Nell'ambito dell'intera operazione, la Banca ha inoltre assunto l'incarico di Servicer, gestendo il recupero e l'incasso dei crediti, nonché quello di Cash Manager.
I rischi che permangono in capo alla Banca per effetto della descritta operazione, sono pertanto rappresentati dalle obbligazioni subordinate (titoli di Classe C), dalle garanzie prestate mediante concessione di finanziamento subordinato e di mutuo a ricorso garantito.
Nell'ambito dell'intera operazione, la Banca ha inoltre assunto l'incarico di Servicer, gestendo il recupero e l'incasso dei crediti, nonché quello di Cash Manager.
I costi e gli oneri relativi alla realizzazione dell'operazione di cartolarizzazione (commissioni di organizzazione, rating, consulenze, ecc.) pari a circa 0,7 milioni di euro, sono stati capitalizzati e ammortizzati in quote costanti in cinque anni a partire da quello in esame.

Attività detenute rivenienti da operazioni di cartolarizzazione

La Banca ha sottoscritto una quota dei titoli di Classe C (junior) per un ammontare pari a 13.5 milioni di euro. Tali titoli, in quanto destinati a permanere in modo duraturo nel portafoglio titoli della banca, sono stati immobilizzati.
Al 31 dicembre 2001 i titoli hanno maturato interessi per 0,3 milioni di euro. Secondo quanto previsto dal regolamento di emissione, gli interessi sui titoli di Classe C, ancorchè maturati, saranno posti in pagamento a partire dal 2003.
Nel bilancio al 31 dicembre 2001 sono inoltre iscritti crediti per circa 287 migliaia di euro a fronte delle spese di recupero crediti anticipate per conto del Servicer.
Mentre i crediti verso il Servicer troveranno esigibilità in sede di regolamento semestrale, il pagamento degli interessi sui titoli, nonché il rimborso dei titoli stessi sono soggetti a clausole di subordinazione.
Il rendiconto dell'operazione di cartolarizzazione al 31 dicembre 2001 evidenza uno sbilancio negativo. Pertanto, si è ritenuto opportuno, in via prudenziale, procedere a rettificare il valore delle attività poste a copertura dell' operazione. In considerazione delle clausole di subordinazione previste contrattualmente si sono rettificati integralmente il rateo per interessi maturati e i titoli di Classe C per 1,6 milioni di euro.

Attività cartolarizzate sottostanti i titoli rivenienti dall'operazione di cartolarizzazione

Di seguito si evidenziano i saldi, nominali e al netto delle rettifiche apportate, alla data di cessione e al 31 dicembre 2001.

	Valore netto
30 dicembre 2000	153.463
31 dicembre 2001	141.742

Le attività oggetto di cartolarizzazione sono crediti, ipotecari e ordinari, in sofferenza

	30 dicembre 2000	31 dicembre 2001
Crediti ipotecari	81.725	76.050
Crediti ordinari	71.738	65.691
Totali	153.463	141.742

Nel corso del periodo considerato (30 dicembre 2000 - 31 dicembre 2001) sono stati effettuati incassi per 12,6 milioni di euro, evidenziando flussi attivi migliori rispetto a quanto previsto dal piano degli incassi originario.
L'andamento degli incassi, nonché la valutazione dei crediti esistenti al 31 dicembre 2001, evidenziano un effetto economico di periodo positivo per 0,9 milioni di euro.

11.8.2 Operazioni di cartolarizzazione di terzi

La banca detiene al 31 dicembre 2001 nel portafoglio non immobilizzato i seguenti titoli:

1) Senior Notes non quotate emesse da SCC Spa rivenienti dall'operazione di cartolarizzazione dei crediti della società "Mariella Burani Fashion Group S.p.A., per nominali 840.000 Euro iscritte in bilancio per 815.620 e svalutate alla fine dell'esercizio per 3.193 Euro. I crediti oggetto dell'operazione di cartolarizzazione sono costituiti da crediti, sia esistenti sia futuri, derivanti da tre contratti di licenza e distribuzione: Calvin Klein Inc, Selene Japan Co. Ltd. e Santorico Co. Inc. e Mariella Burani Retail S.r.l.

2) Senior Notes non quotate emesse da SCC Spa rivenienti dall'operazione di cartolarizzazione di crediti pecuniari in bonis della società "Leasinvest S.p.A.", per nominali 1.845.980 Euro iscritte in bilancio al costo di acquisto corrispondente al valore nominale. I crediti inclusi nel portafoglio iniziale ed in quelli successivi sono costituiti da crediti di Leasinvest S.p.A. nei confronti di società o dettaglianti associati direttamente o indirettamente a Conad "in bonis" al momento della cessione.

3) Senior Notes "Classe A1" non quotate emesse da Palazzo Finance Spa rivenienti dall'operazione di cartolarizzazione da Mutui non performing di "Italfondiario S.p.A.", per nominali 5.625.489 Euro iscritte in bilancio al costo di acquisto corrispondente al valore nominale.

4) Mezzanine Notes "Classe A2" non quotate emesse da Palazzo Finance Spa rivenienti dall'operazione di cartolarizzazione da Mutui non performing di "Italfondiario S.p.A.", per nominali 17.470.000 Euro iscritte in bilancio al costo di acquisto corrispondente al valore nominale.

Sezione12 - Gestione ed intermediazione per conto terzi

La Banca è autorizzata a svolgere i servizi di investimento mobiliare di cui all'art.1 comma 5 lettere a), b), c), d), e) del Decreto Legislativo 24.02.98 n. 58. Nell'ambito di tale autorizzazione le operazioni su valori mobiliari effettuate per conto terzi vengono sotto riportate:

12.1 - Negoziazione titoli

Nell'ambito dell'autorizzazione di cui sopra, non sono state effettuate operazioni su valori mobiliari per conto terzi.

12.2 - Gestioni patrimoniali

La Banca non svolge il servizio di gestione di patrimoni mobiliari in proprio, avendo conferito tale servizio a Bipielle Fondicri SGR.

12.3 - Custodia ed amministrazione di titoli

Si riporta di seguito il dettaglio dei titoli (indicati al loro valore nominale) a custodia ed amministrazione.

12.3 Custodia e amministrazione di titoli	
a. Titoli di terzi in deposito (escluse gestioni patrimoniali)	15.414.345
1. Titoli emessi dalla banca che redige il bilancio	2.066.278
2. Altri titoli	13.348.067
b. Titoli di terzi depositati presso terzi	11.549.495
c. Titoli di proprietà depositati presso terzi	4.479.095

12.4 - Incasso di crediti per conto di terzi: rettifiche dare e avere.

I crediti di terzi per i quali la Banca ha ricevuto l'incarico di curare l'incasso nell'ambito di operazioni di portafoglio sono riflessi in bilancio secondo il criterio della data di regolamento, che ha comportato le seguenti rettifiche alle scritture contabili:

a) rettifiche "dare":	1.547.267
1. conti correnti	17.764
2. portafoglio centrale	1.517.941
3. cassa	
4. altri conti	11.562
b) rettifiche "avere"	1.596.409
1. conti correnti	11.562
2. cedenti effetti e documenti	1.567.083
3. altri conti	17.764

12.5 - Altre operazioni

A fine esercizio, e nell'ambito dell'attività di intermediazione per conto terzi, non sono in essere contratti derivati.

Parte C - INFORMAZIONI SUL CONTO ECONOMICO

Sezione 1 - Gli interessi

	2001	2000	var. %
Voce 10			
Interessi attivi e proventi assimilati	661.536	519.718	27,29%
Voce 20			
Interessi passivi e oneri assimilati	451.587	304.265	48,42%

1.1 Composizione della voce 10 "interessi attivi e proventi assimilati"

a) su crediti verso banche		69.779
di cui :		
– su crediti verso banche centrali	3.487	
b) su crediti verso clientela		428.107
di cui		
– su crediti con fondi di terzi in amministrazione	83	
c) su titoli di debito		160.665
d) altri interessi attivi		2.985
e) saldo positivo dei differenziali su operazioni "di copertura"		
Totale		661.536

1.2 Composizione della voce 20 "Interessi passivi ed oneri assimilati"

a) su debiti verso banche		112.493
b) su debiti verso clientela		146.476
c) su debiti rappresentati da titoli		130.019
di cui:		
– su certificati di deposito	13.906	
d) su fondi di terzi in amministrazione		67
e) su passività subordinate		48.975
f) saldo negativo dei differenziali su operazioni "di copertura"		13.557
Totale		451.587

Gli interessi attivi e proventi assimilati e gli interessi passivi e oneri assimilati maturati sui rapporti di credito e debito nei confronti di imprese controllate e collegate ammontano rispettivamente a 39,9 milioni di euro e 18,4 milioni di euro.
I tassi applicati sono in linea con le normali condizioni di mercato.

1.3 - Dettaglio della voce 10 "Interessi attivi ed proventi assimilati"

a) su attività in valuta	54.637

1.4 - Dettaglio della voce 20 "Interessi passivi ed oneri assimilati"

a) su passività in valuta	41.989

Sezione 2 - Le commissioni

	2001	2000	var.%
Voce 40			
Commissioni attive	121.007	119.917	0,91%
Voce 50			
Commissioni passive	18.564	12.630	46,98%

2.1 Composizione della voce 40 "commissioni attive"

a) garanzie rilasciate		3.828
b) derivati su crediti		
c) servizi di gestione, intermediazione e consulenza:		57.999
1. Negoziazione di titoli		
2. negoziazione di valute	4.273	
3. gestioni patrimoniali:		
3.1. individuali		
3.2. collettive		
4. custodia e amministrazione titoli	2.329	
5. banca depositaria	5.927	
6. collocamento titoli	28.648	
7. raccolta ordini	6.327	
8. attività di consulenza		
9. distribuzione di servizi di terzi:	10.495	
9.1. gestioni patrimoniali:	5.055	
a) individuali	5.055	
b) collettive		
9.2. prodotti assicurativi	853	
9.3. altri prodotti	4.587	
d) servizi di incasso e pagamento		23.563
e) servizi di servicing per operazioni di cartolarizzazione		460
f) esercizio di esattorie e ricevitorie		
g) altri servizi		35.157
Totale		121.007

La sottovoce collocamento titoli comprende commissioni relative al collocamento di Fondi Comuni di investimento per 26,2 milioni di euro; la sottovoce "altri servizi" comprende, tra l'altro, commissioni per spese di tenuta conto per 21,2 milioni di euro e commissioni relative a finanziamenti concessi per 4,9 milioni di euro.

2.2 Dettaglio della voce 40 "Commissioni attive":

"Canali distributivi dei prodotti e servizi"	
a) presso propri sportelli:	
1.gestioni patrimoniali	
2.collocamento di titoli	28.648
3.servizi e prodotti di terzi	10.495
b) offerta fuori sede:	
1.gestioni patrimoniali	
2.collocamento di titoli	
3.servizi e prodotti di terzi	

2.3 Composizione della voce 50 "commissioni passive"

a) garanzie ricevute	
b) derivati su crediti	
c) servizi di gestione, intermediazione e consulenza:	7.845
1. Negoziazione di titoli	3.137
2. negoziazione di valute	39
3. gestioni patrimoniali:	
3.1. portafoglio proprio	
3.2. portafoglio di terzi	
4. custodia e amministrazione titoli	1.210
5. collocamento titoli	3.459
6. offerta fuori sede di tioli, prodotti e servizi	
d) servizi di incasso e pagamento	4.286
e) altri servizi	6.433
Totale	18.564

Sezione 3 - I profitti e le perdite da operazioni finanziarie

	2001	2000
Voce 60		
Profitti (Perdite) da operazioni finanziarie	-10.975	15.921

3.1 Composizione della voce 60 "profitti/perdite da operazioni finanziarie"

Voci/Operazioni	Operazioni su titoli	Operazioni su valute	Altre operazioni
A.1 Rivalutazioni	21.264	xxx	569
A.2 Svalutazioni	(37.135)	xxx	
B. Altri profitti (perdite)	(386)	6.007	(1.294)
Totali	(16.257)	6.007	(725)
1. Titoli di stato	(8)		
2. Altri titoli di debito	2.022		
3. Titoli di capitale	(6.571)		
4. Contratti derivati su titoli	(11.700)		

Il risultato da negoziazione titoli è passato da un utile di 22,1 milioni di euro del 2000 a una perdita di 0,4 milioni di euro del 2001.

L'utile da operazioni su valute si incrementa del 54,3% passando da 3,8 milioni di euro del 2000 a 6 milioni di euro nel 2001.

L'operatività in titoli ha risentito dell'andamento generalmente non favorevole registrato nell'esercizio dei mercati finanziari internazionali, accentuato da performance negative del mercato azionario in conseguenza degli eventi dell'11 settembre 2001; il risultato non favorevole dell'operatività in titoli è stato parzialmente coperto dall'incremento dell'utile del comparto valutario.

Sezione 4 - Le spese amministrative

	2001	2000	var.%
Voce 80			
Spese amministrative			
a) spese per il personale	140.576	131.178	7,16%
b) altre spese amministrative	129.416	121.222	6,76%
Totale	**269.992**	**252.400**	**6,97%**

La ripartizione del costo del personale viene fornita nel conto economico.

La voce comprende anche gli accantonamenti a fronte della passività maturata al 31 dicembre 2001, risultante da apposita valutazione attuariale, nei confronti del personale in quiescenza rientrante nel regolamento del "trattamento aggiuntivo di previdenza" del 1992, nonché il contributo a carico della Banca di competenza dell'esercizio per la sezione cosiddetta "a contribuzione definita".

La tabella seguente evidenzia il numero medio aritmetico del personale dipendente suddiviso per categoria e calcolato sulle consistenze numeriche alla fine degli anni 2000 e 2001. Il personale alla fine dell'esercizio era di n. 2.642 unità.

4.1 Numero medio dei dipendenti per categoria

a) dirigenti	22
b) quadri direttivi	320
c) restante personale	2.253
Totale	2.595

Altre spese amministrative

Le altre spese amministrative, pari a 129,4 milioni di euro, sono così composte:

Spese di manutenzione degli immobili e dei mobili	2.077
Premi assicurativi	1.963
Compensi a professionisti e consulenze varie	5.079
Spese legali e giudiziarie sostenute per recupero crediti	4.290
Spese per la fornitura di materiale vario a uso ufficio	3.664
Informazioni e visure	1.353
Perizie tecniche	278
Spese per vigilanza	3.526
Spese di pulizia	2.097
Spese di pubblicità e rappresentanza	3.572
Elargizioni	3.468
Spese per energia elettrica, riscaldamento e acqua	3.728
Spese postali	3.755
Acquisto beni e servizi	7.363
Costi per servizi informatici	29.235
Affitti passivi e spese condominiali	19.769
Rimborsi spese viaggio	1.913
Imposte indirette e tasse	16.188
Contributi associativi	808
Compensi amministratori sindaci	1.992
Altre spese	13.298
Totale	129.416

Nella voce "fitti passivi su immobili" è compreso l'affitto pagato dalla Banca alla controllata Bipielle Real Estate S.p.A. per il nuovo Centro Polifunzionale *Bipielle City* di Lodi ed ammontante a 7,7 milioni di euro.

L'ammontare totale degli affitti pagati alla Bipielle Real Estate S.p.A. nel corso del 2001 è pari a 13,9 milioni di euro.

La voce "costi per servizi informatici" comprende gli oneri pagati alla controllata Bipielle ICT per la gestione del sistema informativo della Banca.

Sezione 5 - Le rettifiche, le riprese e gli accantonamenti

	2001	2000	var.%
Voce 90			
Rettifiche di valore su immobilizzazioni materiali e immateriali	54.353	47.355	14,78%
Voce 100			
Accantonamenti per rischi e oneri	6.188	3.392	82,43%
Voce 120			
Rettifiche di valore su crediti ed accantonamenti per garanzie e impegni	78.294	73.106	7,10%
Voce 130			
Riprese di valore su crediti e su accantonamenti per garanzie e impegni	5.113	5.193	-1,54%
Voce 140			
Accantonamenti ai fondi rischi su crediti	4.868	2.818	72,75%
Voce 150			
Rettifiche di valore su immobilizzazioni finanziarie	1.273	5.356	-76,23%
Voce 210			
Variazione del fondo per rischi bancari generali		7.230	-100,00%

Rettifiche di valore su immobilizzazioni immateriali e materiali (voce 90)

Gli ammortamenti stanziati nell'esercizio sono indicati in maniera distinta nelle apposite tabelle fornite nella sezione 4 della nota integrativa relativa alla movimentazione delle immobilizzazioni materiali ed immateriali.

Ammortamenti di beni materiali	17.263
Ammortamenti di beni immateriali	37.090
Totale	**54.353**

Accantonamenti per rischi ed oneri (voce 100)

La voce include gli accantonamenti relativi ai fondi ricompresi nella voce "Fondi per rischi ed oneri", già evidenziati nella tabella relativa alla movimentazione dei medesimi riportata nella sezione 7 della nota integrativa. L'accantonamento si collega a cause passive in corso, nonché a rischi e oneri diversi.

Rettifiche di valore su crediti e accantonamenti per garanzie e impegni (voce 120)

5.1 - Composizione della voce 120 "rettifiche di valore su crediti e accantonamenti per garanzie ed impegni"

a) rettifiche di valore sui crediti		78.294
di cui :		
– rettifiche forfettarie per rischio paese		
– altre rettifiche forfettarie	11.086	
b) accantonamenti per garanzie e impegni		
di cui :		
– accantonamenti forfettari per rischio paese		
– altre accantonamenti forfettari		

Le rettifiche di valore su crediti sono relative a:

Crediti verso clientela	78.294
Crediti verso banche non residenti	
Crediti verso imprese partecipate	
Totale	**78.294**

Le rettifiche sui crediti includono 12,6 milioni di euro, pari a un quinto delle perdite derivanti dalla operazione di cartolarizzazione effettuata nel corso dell'esercizio 1999 è imputata a riduzione della parte patrimoniale, ai sensi dell'art. 6 della Legge n. 130 del 30.04.1999.

Riprese di valore su crediti ed accantonamenti su garanzie ed impegni (voce 130)

Le riprese di valore sono costituite da recupero di crediti svalutati in esercizi precedenti ed incassati nel corrente esercizio per 2,3 milioni di euro e da riprese di valore su crediti effettuate in sede di valutazione per 2,8 milioni di euro.

Rettifiche di valore in immobilizzazioni finanziarie (voce 150)

La voce include rettifiche di valore per 1,6 milioni di euro per la svalutazione dei titoli classe C rivenienti dall'operazione di cartolarizzazione e del relativo rateo interessi maturato a fine esercizio.

Sezione 6 - Altre voci del conto economico

	2001	2000	var.%
Voce 30			
Dividendi ed altri proventi	164.156	108.573	51,19%
Voce 70			
Altri proventi di gestione	48.398	43.002	12,55%
Voce 110			
Altri oneri di gestione	2.002	3.090	-35,21%
Voce 180			
Proventi straordinari	78.116	55.561	40,60%
Voce 190			
Oneri straordinari	52.740	16.755	214,77%
Voce 220			
Imposte sul reddito dell'esercizio	31.824	41.040	-22,46%

Dividendi ed altri proventi (voce 30)

I dividendi da azioni, quote ed altri titoli di capitale, nonché da partecipazioni in imprese non del gruppo includono i dividendi ed il relativo credito d'imposta percepiti nel corso dell'esercizio.

I dividendi su partecipazioni in imprese del gruppo includono i dividendi ed il relativo credito d'imposta, deliberati dai Consigli di Amministrazione e contabilizzati per competenza così come descritto dettagliatamente nella parte A – Criteri di valutazione – della presente Nota Integrativa.

Sono inoltre inclusi il dividendo dell'esercizio 2001 ed il relativo credito di imposta deliberati dal Consiglio di Amministrazione di Hopa S.p.A., in quanto risultano elementi certi che ne assicurano l'approvazione in sede di deliberazione assembleare.

Altri proventi di gestione (voce 70)

6.1 - Composizione della voce 70 "altri proventi di gestione"

Fitti attivi su immobili	201
Recupero spese su depositi e conti correnti passivi	23.637
Recupero di imposte	13.299
Recupero spese personale distaccato	6.451
Altri	4.810
Totale	48.398

La voce "Altri" comprende proventi per servizi prestati a società del Gruppo.

Altri oneri di gestione (voce 110)

6.2 - Composizione della voce 110 "altri oneri di gestione"

Oneri per canoni di locazione finanziaria	2.002
Oneri da riscatti di operazioni di leasing finanziario	
Altri	
Totale	2.002

Proventi straordinari (voce 180)

6.3 - Composizione della voce 180 "proventi straordinari"	
Sopravvenienze attive	4.276
Utili da cessioni di partecipazioni	73.250
Utili da realizzo di:	590
– immobili	
– mobili, arredi e altri impianti	590
Altri	
Totale	78.116

Le sopravvenienze attive comprendono, tra l'altro, 2,4 milioni di euro per recupero di crediti già passati a perdite in esercizi precedenti.

Gli utili realizzati sulle cessioni di partecipazioni sono riferiti principalmente alle plusvalenze realizzate sulle cessioni della partecipazione in Cassa Lombarda per 7,8 milioni di euro e di quote di partecipazioni in ICCRI BFE per 50,7 milioni di euro e Bipielle Real Estate per 4,3 milioni di euro.

Oneri straordinari (voce 190)

6.4 - Composizione della voce 190 "oneri straordinari"	
Sopravvenienze passive	5.440
Insussistenze dell'attivo	
Perdita da cessioni di partecipazioni	47.296
Perdite da realizzo di:	4
- immobili	
- mobili, arredi e altri impianti	4
Totale	52.740

La sottovoce perdita da cessione di partecipazioni comprende la minusvalenza relativa alla cessione di Bipielle SGR S.p.A. per 30,6 milioni di euro e di Bipielle Centrosud per 15,9 milioni di euro.
Tale minusvalenze sono conseguenti alla distribuzione dei dividendi deliberate dalle società sugli utili dell'esercizio che riflettono le plusvalenze derivanti da operazioni straordinarie.

Imposte sul reddito dell'esercizio (voce 220)

6.5 Composizione della voce 220 "Imposte sul reddito dell'esercizio"	Importo
1. Imposte correnti (–)	-29.370
2. Variazione delle imposte anticipate (+/–)	-148
3. Variazione delle imposte differite (–/+)	-2.306
4. Imposte sul reddito dell'esercizio (–1 +/–2 –/+3)	-31.824

Sezione 7 - Altre informazioni sul conto economico

7.1 - Distribuzione territoriale dei proventi

I proventi attengono all'operatività svolta per la maggior parte in Lombardia ed in Sicilia, con presenze significative in Toscana, nel Piemonte, in Emilia Romagna e nella città di Roma.

Parte D - ALTRE INFORMAZIONI

Sezione 1 - Gli amministratori ed i sindaci

1.1 Compensi	
a) amministratori	1.664
b) sindaci	226

Gli emolumenti verso gli organi sociali comprendono i compensi verso gli amministratori e verso il Collegio Sindacale così come deliberato dall'Assemblea dei Soci del 21 aprile 2001.

1.2 Crediti e garanzie rilasciate	
a) amministratori	16.690
b) sindaci	1

L'importo è relativo ad operazioni creditizie poste in essere anche con società in cui gli amministratori risultano interessati.

Tali affidamenti sono stati deliberati nell'osservanza della vigente normativa (art. 136 del Decreto Legislativo 385 dell'1/9/1993).

Compensi degli Amministratori, dei Sindaci e dei Direttori Generali

Soggetto	Descrizione carica		Compensi			
Cognome e nome	Carica ricoperta	Durata della carica	Emolumenti per la carica	Benefici non monetari	Bonus e altri incentivi	Altri compensi
Benevento Giovanni	Presidente	12 mesi				
da Banca Popolare di Lodi			264.013			
dalle società controllate			34.357			
Zoncada Desiderio	V. Presidente Vicario	12 mesi				
da Banca Popolare di Lodi			72.020			
dalle società controllate			11.259			
Olmo Giorgio	Vice Presidente	8 mesi				
da Banca Popolare di Lodi			30.729			
dalle società controllate			11.990			
Fiorani Gianpiero	Ammin. Deleg.	12 mesi				
da Banca Popolare di Lodi			1.072.087			
dalle società controllate			154.055			
Alessiani Ivo	Consigliere	4 mesi				
da Banca Popolare di Lodi			8.754			
corrisposti allo Studio Associato						17.532
Barilla Luca	Consigliere	8 mesi	27.656			
Ferrari Francesco	Consigliere	12 mesi				
da Banca Popolare di Lodi			38.089			
dalle società controllate			5.165			
Garavoglia Luca	Consigliere	12 mesi	35.016			
Gattoni Carlo	Consigliere	12 mesi				
da Banca Popolare di Lodi			36.281			
dalle società controllate			12.911			23.241
Lanzoni Domenico	Consigliere	12 mesi	37.908			
Lombardi Giuseppe	Consigliere	12 mesi				
da Banca Popolare di Lodi			36.281			
Micheli Francesco	Consigliere	4 mesi	8.392			
Molinari Amato Luigi	Consigliere	12 mesi				
da Banca Popolare di Lodi			36.823			
dalle società controllate			32.727			
Pavesi Carlo	Consigliere	12 mesi				
da Banca Popolare di Lodi			36.281			
dalle società controllate			7.747			51.646
Premoli Antonio	Consigliere	12 mesi				
da Banca Popolare di Lodi			36.100			
dalle società controllate			5.165			
Tessera Enrico	Consigliere	12 mesi	35.920			
Visconti di Modrone Giammaria	Consigliere	12 mesi	36.100			
Zucchetti Domenico	Consigliere	12 mesi				
da Banca Popolare di Lodi			38.631			
dalle società controllate			5.165			
Goisis Gianandrea	Pres. Coll. Sind.	12 mesi				
da Banca Popolare di Lodi			66.210			
dalle società controllate			80.889			
Bianchini Bassano	Sindaco eff.	12 mesi				
da Banca Popolare di Lodi			32.330			
dalle società controllate			7.747			
allo Studio			16.054			
Bonazzi Paolo Giacinto						
da Banca Popolare di Lodi	Sindaco eff.	12 mesi	30.523			
dalle società controllate	Pres. Coll. Sindacale	6 e 9 mesi	18.889			
Mantovani Gianernesto	Sindaco eff.	12 mesi				
da Banca Popolare di Lodi			45.164			
dalle società controllate			12.911			
Vesce Francesco	Sindaco eff.	12 mesi				
da Banca Popolare di Lodi			33.053			
da società controllate			11.526			

(Importi espressi in euro)

Sezione 2 - Impresa capogruppo o banca comunitaria controllante

2.1 Denominazione

Banca Popolare di Lodi Società Cooperativa a responsabilità limitata

La Banca è capogruppo del gruppo bancario "Bipielle" regolarmente iscritto all'albo dei gruppi bancari previsto dalla normativa vigente con codice 5164.9.

2.2 Sede

Lodi - Via Polenghi Lombardo, 13

Redazione del bilancio consolidato di gruppo

Ai sensi dell'art. 24 del D.Lgs. 87/92 ed in considerazione della rilevanza delle partecipazioni, la Banca predispone altresì, ad integrazione del bilancio d'esercizio, il bilancio consolidato del Gruppo Bipielle alla stessa data.

Allegati

I presenti allegati contengono informazioni aggiuntive rispetto a quelle esposte nella Nota Integrativa, della quale costituiscono parte integrante.
Tali informazioni sono contenute nei seguenti allegati:

- Rendiconto finanziario;
- Rendiconto del fondo di quiescenza del personale
- *Prospetto delle variazioni nei conti del patrimonio netto;*
- Prospetto delle rivalutazioni effettuate (art. 10 Legge 72/1983);
- Elenco delle partecipazioni;
- Prospetto dei beni immobili;
- Bilanci delle Banche controllate;
- *Dati sintetici di bilancio delle altre Società del Gruppo e delle Società sottoposte ad* influenza notevole.

Rendiconto finanziario per l'esercizio chiuso al 31 dicembre 2001
(in migliaia di euro)

FONDI GENERATI DALLA GESTIONE	
Fondi generati dalla gestione reddituale	
Utile dell'esercizio	95.665
Rettifiche valore su immob. materiali ed immateriali	54.353
Rettifiche valore nette su crediti	73.180
Variazione fondo quiescenza	5.716
Variazione netta del fondo rischi su crediti	5.682
Rettifiche di valore nette su immobilizzazioni finanziarie	1.273
Variazione netta del fondo rischi e oneri	5.588
	241.457
Incremento delle passività	
Debiti verso la clientela	2.552.309
Fondi di terzi in amministrazione	2.738
Passività subordinate	56.988
Altre passività, ratei e risconti passivi	15.508
	2.627.543
FONDI GENERATI DA ATTIVITÀ INVESTIMENTO	
Decremento delle attività	
Titoli di proprietà immobilizzati	307.456
	307.456
FONDI GENERATI DA ATTIVITÀ DI FINANZIAMENTO	
Aumento capitale sociale	283.657
Altre variazioni minori	222
Decremento riserva di cartolarizzazione	7.448
	291.327
TOTALE FONDI GENERATI	**3.467.783**
FONDI UTILIZZATI NELLA GESTIONE	
Incremento delle attività	
Cassa e disponibilità	11.237
Crediti verso banche	1.008.505
Crediti verso la clientela	1.044.654
Titoli di proprietà non immobilizzati	485.858
Altre attività, ratei e risconti attivi	183.961
	2.734.215
Decremento delle passività	
Variazione netta del TFR	3.787
Variazione netta del fondo imposte e tasse	9.724
Debiti verso banche	391.326
	404.837
FONDI UTILIZZATI IN ATTIVITÀ INVESTIMENTO	
Partecipazioni e azioni, quote ed altri titoli del capitale	225.253
Immobilizzazioni materiali	16.406
Immobilizzazioni immateriali	51.210
Titoli di proprietà immobilizzati	10.854
	303.723
FONDI UTILIZZATI PER ATTIVITÀ DI FINANZIAMENTO	
Dividendi distribuiti	25.008
	25.008
TOTALE FONDI UTILIZZATI	**3.467.783**

Rendiconto del fondo di quiescenza del personale

Composizione della voce80/ Fondo di Quiescenza del Personale

Sezione a Prestazione Definita	13.232
Sezione a Contribuzione Definita	17.369
	30.601

La sezione a Contribuzione definita risulta inoltre suddivisa nei seguenti comparti:

	Controvalore	Numero Quote	Valore Quote	Rendimento Annuo
Comparto Monetario	680	65.015,644	10,459	4,59%
Comparto Assicurativo	40	3.994,321	10,000	0,00%
Comparto Obbligazionario	909	88.465,983	10,274	2,74%
Comparto Bilanciato	7.384	744.306,031	9,921	-0,79
Comparto Azionario	7.470	779.790,105	9,579	-4,21%
Totale patrimonio investito	16.483			
Liquidita'	886			

Dinamica della Sezione a Prestazione Definita

Consistenza al 31/12/2000	11.848
Incrementi	
Accantonamenti dell'anno	2.156
Decrementi	
Utilizzi per pagamento di pensioni	772
Prelievo per liquidazione a stralcio	
Consistenza al 31/12/2001	13.232

Dinamica della Sezione a Contribuzione Definita

Consistenza al 31/12/2000	13.037
Incrementi	
Contributi a carico dell'azienda	1.409
Contributi a carico del personale dipendente	780
Trasferimento di posizioni da altre gestori	553
Trasferimento dal Fondo TFR	1.267
Liquidita'	886
Rendimento positivo del patrimonio	55
Decrementi	
Anticipi e riscatti	245
Trasferimento di posizioni ad altri gestori	85
Rendimento negativo del patrimonio	288
Consistenza al 31/12/2001	17.369

Prospetto delle variazioni nei conti di patrimonio netto per gli esercizi chiusi al 31 dicembre 2000 e 2001

(in migliaia di Euro)

DESCRIZIONE	Fondo Rischi Bancari Generali	Capitale	Sovrapprezzi d'emissione	Riserva legale	Riserva per azioni proprie
SALDO AL 31.12.99	10.330	172.957	252.803	26.240	5.031
Ripartizione utile 31.12.99					
– Dividendi distribuiti					
– Al personale					
– Riserva legale				5.102	
– Riserva "Legge Ciampi"					
– Riserva ex Dlgs 124/93					
– Riserva disponibile					
Tassa ammissione nuovi soci					
Aumento di capitale		115.557	533.318		
Conversione prestito obbligazionario		81	329		
Incorporazione Banca Mercantile Italiana		2.283			
Accantonamento fondo rischi bancari generali	7.230				
Utilizzo riserva di cartolarizzazione					
Altre variazioni					-5.031
Utile dell'esercizio 2000					
SALDO AL 31.12.00	17.560	290.878	786.450	31.342	
Ripartizione utile 31.12.00					
– Dividendi distribuiti					
– Al personale					
– Riserva legale				5.077	
– Riserva "Legge Ciampi"					
– Riserva ex Dlgs 124/93					
– Riserva disponibile					
Minori dividendi distribuiti OPS CR Imola					
Tassa ammissione nuovi soci					
Aumento di capitale		70.307	213.226		
Conversione prestito obbligazionario		4	16		
Conversione Capitale Sociale in Euro		-319		319	
Utilizzo riserva di cartolarizzazione					
Rivalutazione ex legge 342/00					
Altre variazioni					10.854
Utile dell'esercizio 2001					
SALDO AL 31.12.01	17.560	360.870	999.692	36.738	10.854

Riserve statutarie	Altre riserve	Riserva di rivalutazione	Riserva da cartolarizzazione	Utile d'esercizio	Totale
440	84.342	22.993	-17.122	49.142	607.156
				-17.311	-17.311
				-1.474	-1.474
				-5.102	
	24.997			-24.997	
	258			-258	
5					5
					648.875
					410
	14.834	6.080	-12.243		10.954
					7.230
			6.767		6.767
	5.031				
				98.449	98.449
445	129.462	29.073	-22.598	98.449	1.361.061
				-22.054	-22.054
				-2.954	-2.954
				-5.077	
	68.172			-68.172	
41				-41	
	151			-151	
	195				195
8					8
	124				283.657
					20
			7.448		7.448
		35.021			35.021
	-10.854				
				95.665	95.665
494	187.250	64.094	-15.150	95.665	1.758.067

Prospetto dei beni in patrimonio ai sensi della legge n. 72/1983 art. 10, sui quali sono state effettuate delle rivalutazioni

(Importi espressi in euro)

UBICAZIONE IMMOBILI	L.11/2/1952 n.74	L.2/12/1975 n.576	L.19/3/1983 n.72
ACICASTELLO Via Re Martino 38		2.701	
AGRATE BRIANZA Via Matteotti 68			
ALBIZZATE Via Mazzini 11			31.452
ALIA Via Regina Margherita		2.376	
ASTI Piazza Alfieri			
AVOLA Corso Garibaldi 1			
BAGHERIA Via Angiò			
BASCAPE' Piazza Repubblica 6			62.738
BELPASSO Piano Tavola			
BELPASSO Via Roma 188		15.494	89.864
BELPASSO Via Roma 190			
BELPASSO Via Vittorio Emanuele 464			
BELPASSO Via Crispi			
BERTONICO Via Garibaldi 64			
BIVONA Piazza XXVIII Ottobre		1.756	
BIVONA Porta Palermo			
BUSTO ARSIZIO Via Foscolo 4			
BUSTO ARSIZIO Piazza Facchinetti			
CACCAMO Terreno			
CALTANISSETTA Via Kennedy 4/6			85.349
CALTANISSETTA Salita Matteotti 5			
CAMPOBELLO DI LICATA C.so Umberto		5.562	87.491
CANICATTI ' Viale Regina Margherita			
CANICATTI' Largo Meli 1			
CASELLE LURANI Via S.Caterina 1			
CASSANO MAGNAGO Via IV Novembre 54			
CASTEL DI JUDICA Via Roma 2			
CASTROFILIPPO Corso Umberto I, 54		6.197	
CATANIA Via G.Leopardi 102			360.772
CATANIA Via De Branca 27			
CEFALA' DIANA Via Roma 17			
CERVIGNANO D'Adda P.za Municipio			
CHIGNOLO PO Via Roma 51	2.248		69.722
DELIA Corso Umberto I		5.681	
DRESANO Via Melegnano 20			
FIRENZE P.za Davanzati 3			
FIRENZE Via Monalda			
FIRENZE Via Sassetti 5			
FIRENZE Viale Mazzini 4			
GALLARATE Piazza Garibaldi 10			
GALLARATE Via Pegoraro 16			
GIARDINI NAXOS Via Lungomare 20			60.255
GIARRE Via Pirandello			
LENTINI P.za Beneventano			
LIVRAGA Via Risorgimento 35			
LODI Piazza 3 agosto			
LODI Piazza della Vittoria ang.Via Incoronata			
LODI Via Cavour 40/42	23.862	301.611	2.650.326
LODI Via Genova			
LODIVECCHIO Piazza della Liberta' 1		23.377	85.586
MACCHIA DI GIARRE Via E.Filiberto 18			
MARSALA Via Roma 169			
MASCALUCIA Corso S.Vito 7/9			25.823
MAZARA DEL VALLO Via Diaz 9			192.509
MAZARA DEL VALLO P.za Matteotti 5			
MELILLI CARLENTINI Terreno			
MELZO Piazza della Vittoria 7			20.137
MESSINA Via Cons.Pompea Loc.Ganzirri			263.562
MESSINA Piazza Cairoli 1			
MESSINA Via Lago Grande Loc.Ganzirri			
MESSINA Via Garibaldi 429			
MESSINA Via Placida 44			
MESSINA Villaggio Rodia			
MESSINA Via dei Mille 15			

L.30/12/1991 n. 413	Allocaz. disavanzo fusione ex B.I.G. ex Banca Rasini	Allocaz. disavanzo fusione ex Banca Mercantile Italiana	D.M.13/04/2001 n. 162
9.020		116.021	29.452
298.455			418.921
10.267	66.287		78.505
22.724		79.613	16.699
			1.671.234
		187.159	58.664
		22.405	79.347
55.758			32.624
25.823		35.807	15.597
56.810		115.227	28.218
87.798		132.210	40.284
2.582		310.952	40.540
		3.512	
			118.666
11.006		24.947	2.467
		85.420	18.649
	18.957		14.990
			599.344
		26	111
124.053		166.627	57.227
		169.692	104.392
91.328		118.522	36.677
484.520		176.967	104.041
12.188		1.273	1.427
11.098			74.097
4.555	54.140		279.117
71.788		55.786	26.330
28.101		135.861	37.505
401.344		533.225	165.300
		202.451	30.987
			6.466
			100.793
			332.845
46.248		50.697	18.497
			347.306
			7.306.580
			1.078.428
			10.883
			1.413.065
	2.393.224		1.983.402
46.745	331.320		16.731
85.215		71.901	96.209
10.329		20.607	46.757
		204.007	95.268
			351.239
			150.516
514.549			2.421.598
3.153.915			3.840.808
			452.664
1.020.564			682.401
		115.982	45.729
		43.199	78.785
44.415		95.240	20.640
		227.953	24.754
		29.129	40.351
			8.567
482.008			938.664
483.233		28.381	86.457
		323.775	154.505
		343.074	
		251.626	177.721
		69.722	12.395
		313.990	37.667
		488.670	163.226

UBICAZIONE IMMOBILI	L.11/2/1952 n.74	L.2/12/1975 n.576	L.19/3/1983 n.72
MILANO Piazza Mercanti 5			1.288.729
MILANO Via Larga 31		154.937	1.183.831
MILANO Via Romilli 6			
MILANO Viale Monza 9			
MILAZZO Via Regis 2			
MILAZZO Via Regis 2/b			
MIRADOLO TERME Via Dante 1	1.639		146.542
MISTERBIANCO Via Garibaldi 415			
MONTEDORO Corso Umberto I		4.132	
MONTICELLI PAVESE Via Roma 7			62.491
MOTTA S.GIOVANNI S.S.106 Fr.Lazzaro			
MULAZZANO Via Pandina 59/61			
NICOLOSI Via Garibaldi 20			
NIZZA DI SICILIA Via umberto I, 377			
ORIOLITTA Via Mazzini 2			37.076
PALERMO Via Buonriposo 110			
PALERMO Via Mariano Stabile 123/129			
PALERMO Via Serra di Falco 125			
PALERMO Via Strasburgo 165			
PANDINO Via Beccaria 28	5.144		
PERO Via Sempione 177			
PESCHIERA BORROMEO Via Matteotti			352.227
PIACENZA Via IV Novembre 130			
PIETRAPERZIA Via Vittorio Emanuele 18/20		5.320	
PIEVE FISSIRAGA			
PIEVE PORTO MORONE Via Cavallotti 11	1.099		81.177
PONTE NURE P.za Re Amato			
PRIOLO GARGALLO			
RAGALNA Piazza S.Barbara			13.273
RIBERA Corso Umberto I 110			
RIPOSTO Via Duca del Mare			48.563
RIPOSTO Via Roma 3			
ROSSANO Via Margherita			
S.ANGELO LODIGIANO Piazza Caduti 1	1.930		
S.CATALDO C.so Vittorio Emanuele 13			
S.CATERINA V.SA Via Giovanni XXIII		13.944	111.896
S.DONATO MILANESE Via Brenta 3			270.102
S.DONATO Terreno			
S.GIOVANNI LA PUNTA Via della Regione			
S.MARIA DI LICODIA Via Vitt.Emanuele 121			
S.STEFANO LODIGIANO Via Piave 28	4.117		90.771
SALEMI largo S.Nicola 2/6			
SAMARATE Via Vittorio Veneto 11/13			
SCALETTA ZANCLEA Via Roma 328/330			
SENNA LODIGIANA Via Dante 58			96.941
SIRACUSA Corso Umberto I 5			
SIRACUSA Via della Darsena 3			
SIRACUSA Via Dogana 9			
SOMAGLIA Via Matteotti 36			80.960
SOMMA LOMBARDO Largo S.Agnese			
TAVAZZANO Via Garibaldi 27	134		55.746
TAVAZZANO Via I Maggio 37			
TERMINI IMERESE Via G.Ferrara 11/13			61.458
TERRASINI Via Ventimiglia 48/50/52			
TERRASINI Via Ventimiglia 60/62		2.169	
TORINO Corso Fiume			
TRADATE Corso Bernacchi 86			
TRAPANI Piazza Martiri d'Ungheria			
VENARIA REALE P.za Costituente			
VILLAFRANCA TIRRENA Via Dante			
VITTORIA Via Nino Bixio 124/126			
VITTORIA Via Nino Bixio 78			
VITTORIA Via Nino Bixio 78 1^piano			
VIZZOLO PREDABISSI Via Melegnano			

L.30/12/1991 n. 413	Allocaz. disavanzo fusione ex B.I.G. ex Banca Rasini	Allocaz. disavanzo fusione ex Banca Mercantile Italiana	D.M.13/04/2001 n. 162
735.998	12.630.750		1.386.133
1.458.575			1.050.112
15.230			41.298
	1.383.033		256.990,06
		4.338	413
		158.787	62.061
94.659			147.235
		271.511	104.575
24.936		87.184	19.850
39.327			234.225
		62.426	37.160
			844.088
6.197		38.502	39.706
		166.343	58.797
80.429			236.133
30.799		409.742	124.178
		2.137.979	852.948
		257.451	315.224
		1.275.120	187.118
875.627			920.559
			1.145.708
1.003.955			1.101.595
3.278.949			1.550.139
18.609		123.638	21.136
			94.097
50.171			312.641
			91.912
36.152		86.591	22.416
56.084		207.431	39.232
20.142		36.770	
			61.140
		290.607	76.560
1.122.717			1.528.373
121.500		67.916	48.292
134.512		218.654	79.143
135.167			446.153
			278.601
		91.733	85.184
		14.759	50.786
7.938			74.322
		50.553	41.523
17.281	107.166		226.966
		63.730	31.548
16.424			99.821
		15.884	116.893
		876.675	63.458
		23.735	87.668
24.993			139.608
89.621	366.809		440.918
162.116			505.592
			167.858
77.818		63.858	26.546
42.729		270.859	32.258
12.212		69.278	35.944
409.152			
		93.661	91.232
			31.757
		38.051	11.221
		167.038	51.852
334.768		354.573	84.137
28.005		130.614	20.481
			58.894

Elenco partecipazioni

(Importi espressi in euro)

	PARTECIPAZIONI	Valore bilancio al 31/12/00	Valore nominale al 31/12/00
1	Agrifactoring S.p.A. - Roma		129.114
2	Agenzia Sviluppo Simeto	3.099	3.099
3	Agriturpesca		
4	Area Banca		
5	Autocasa S.p.A.	361.520	147.681
6	Associazione Luigi Luzzatti		2.066
7	Banca Centrale di Credito Popolare	17.790	8.199
8	Banca Popolare del Levante S.p.A. - Bari	87.772	85.215
9	C.B.I. Factor		
10	Centrosim S.p.A.	327.062	309.874
11	Centro Tessile Cotoniero S.p.A.	21.433	10.329
12	CFN Class Financial Network		
13	Consulservice S.r.L.		
14	Coima S.r.l.	220.355	3.737
15	Cilme S.p.A.	100.093	61.975
16	F.C.M. Servizi S.p.A.	2.582	2.582
17	E-Mid S.p.A. - Roma	120.936	120.000
18	Euromobiliare Asset Management		
19	Euros S.p.A. Cefor & Istinform Consulting - Roma	276.549	70.805
20	Eurovita S.p.A.		
21	Factorit S.p.A.	4.661	10.617
22	Federazione Campana		
23	Finlombarda S.p.A.	25.075	19.367
24	Firenze Mostre S.p.A.	51.646	51.646
25	Fondo Garanzia Depositi C.R.		
26	G.E.S.T.		
27	Ghenos Consultant		
28	I.C.C.R.E.A. Holding S.p.A.		
29	Industria e Università	52.741	77.469
30	Investimenti Immobiliari Lombardi		
31	I.R.F.I.S. S.p.A.	56.810	111.555
32	Istituto Centrale Banche Popolari S.p.A.	66.738	52.945
33	Istituto Enciclopedia Banca e Borsa	3.462	3.977
34	Istituto Europeo di Oncologia S.p.A.	2.054.791	2.028.126
35	Banca per il leasing - Italease S.p.A.	930	935
36	Hopa S.p.A.	23.247.000	2.417.018
37	Intesa BCI		
38	Leasingroup Sicilia S.p.A.	299.504	264.426
39	LO.SE.RI. Lombarda Servizi di Riscossione S.p.A. - Cremona	98.970	91.779
40	Lombardia Nord Dogane S.p.A. - Varese	66.953	38.176
41	Mediocredito Lombardo S.p.A. - Milano	199.168	101.226
42	Mediocredito Toscano	345	345
43	Necchi S.p.A.		
44	24 Ore Television		
45	Servizi Interbancari S.p.A.	58.353	38.726
46	S.I.A. Soc.Interbancaria per l'Automazione	14.735	9.409
47	Società di Gestione di Fondi Immobiliari Chiusi di Banche Popolari S.p.A.	361.520	361.520
48	Società per i Servizi Bancari S.S.B. - S.p.A. - Milano	7.476	17.912
49	SI.TE.BA. S.p.A. Sistemi Telematici Bancari - Milano	7.997	22.292
50	Swift-Society for Worldwide Interbank Financial Telecommunication - Bruxelles	4.303	3.222
51	UBS Zurigo	1.686	
52	Zucchetti.Com	5.453.785	5.422.797
	Totale partecipazioni diverse	33.677.840	12.100.161
	SOCIETA' SOTTOPOSTE AD INFLUENZA NOTEVOLE		
53	Bipielle Santander Centra Hispano	2.499.510	2.582.284
54	Cassa Lombarda S.p.A. - Milano	18.178.921	929.622
55	Banca Caripe S.p.A.		
56	Finoa S.r.L.		
	Totale partecipazioni sottoposte ad influenza notevole	20.678.431	3.511.906
	SOCIETA' DEL GRUPPO		
57	Bipielle Real Estate S.p.A. - Lodi	103.779.836	103.291.380
58	Bipielle Partecipazioni S.p.A. - Lodi	165.745.666	153.645.927
59	Bipielle Center S.p.A. - Lodi		
60	B2Bipielle S.p.A. - Lodi	5.250.000	5.250.000
61	Bipielle Riscossioni S.p.A.		
62	Banca Popolare di Bronte S.p.A. - Bronte	10.943.921	303.922
63	Banca Popolare di Crema - Crema	397.605.188	9.214.745
64	Banca Valori S.p.A.	23.811.692	14.874.253
65	Banca Bipielle Romagna	18.464.672	8.386.155
66	Banca Popolare di Lodi Capital Company	1.000.000	1.000.000
67	Banca Popolare di Lodi Capital Company	1.000.000	1.000.000
68	Banca Popolare di Mantova S.p.A. - Mantova	12.158.698	1.037.441
69	Bipielle Network S.p.A. - Lodi	41.383.696	15.766.940
70	Banca Bipielle Centrosud S.p.A. - Campobasso	19.245.469	9.745.542
71	Bipielle Alternative Investments		
72	Bipielle I.C.T. S.p.A.	4.741.074	4.741.074
73	Bipielle SGR S.p.A.	36.151.983	4.648.112
74	Cassa di Risparmio di Imola		
75	Cassa di Risparmio di Pisa		
76	ICCRI BFE S.p.A.	695.087.322	207.420.866
77	Tiepolo Finance S.r.L.		
78	Bipielle International Holding	35.022.165	4.897.679
	Totale partecipazioni in società del gruppo	1.571.391.382	545.224.036
	TOTALE COMPLESSIVO	1.625.747.653	560.836.103

Variazioni		Valore bilancio	Valore nominale		
Val. Bilancio	Val. nominale	al 31/12/01	al 31/12/01	Quantità	Partecipazione %
			129.114	2.500	2,50%
		3.099	3.099	600	3,00%
5.160	2.665	5.160	5.160	5.160	4,69%
4.958		4.958	25	624	0,38%
56.674		418.193	147.681	33.250	47,50%
			2.066	4	
1.057	502	18.847	16.848	16.848	0,05%
		87.772	85.215	16.500	1,28%
10.381		10.381	8.831	17.100	0,03%
		327.062	309.874	6.000	3,00%
		21.433	10.329	20	1,00%
9.349		9.349	1.871	3.623	0,30%
248		248	3.882	7.517	0,74%
		220.355	3.737	1	33,33%
		100.093	61.975	120.000	8,39%
		2.582	2.582	5.000.000	7,14%
		120.936	120.000	2.400	2,00%
516		516	510	10	0,01%
15.494	10.597	292.043	327.842	630.465	2,95%
534.565		534.565	388.297	8.625	1,00%
	-5.110	4.661	10.662	10.662	0,03%
27.372		27.372	27.372	5.300	0,93%
		25.075	19.367	75	0,19%
28.698	28.698	80.344	80.344	155.568	7,69%
258		258	258	1	0,09%
337		337	1	1	0,44%
49.709		49.709	49.709	96.250	1,38%
47.514		47.514	47.518	920	0,01%
		52.741	77.469	15	0,58%
23.704.740		23.704.740	4.929.600	4.740.000	9,98%
		56.810	111.564	2.160	0,09%
11.429	10.995	78.167	74.283	24.761	0,22%
		3.462	2.210	770	0,24%
		2.054.791	2.028.126	3.927.000	2,40%
387	485	1.317	1.420	275	0,00%
130.517.861	11.362.544	153.764.861	26.680.952	51.309.524	4,39%
31.636		31.636	5.852	11.253	0,00%
		299.504	264.426	5.120	5,12%
89.043	78.553	188.013	171.500	329.807	6,18%
		66.953	38.176	224	1,40%
-197.619	-101.226				
		345	345	1.336	0,00%
8.481.334		8.481.334	8.552.970	16.575.524	7,58%
67.200		67.200	11.200	11.200	0,99%
		58.353	44.990	74.984	0,17%
152	128	14.887	9.603	18.467	0,07%
		361.520	364.000	36.400	7,00%
28		7.504	18.093	139.180	0,30%
	-12.647	7.997	9.645	18.675	0,37%
	-12.647	4.303	2.603	21	0,02%
29		1.714	202	10	
		5.453.785	1.627	3.150.000	15,00%
163.498.510	11.363.537	197.174.799	45.265.025		
-1.249.755		1.249.755	1.275.000	2.500.000	50,00%
-18.178.921	-929.622				
20.141.819		20.141.819	2.322.000	450.000	4,50%
44.609.998	44.421.491	44.609.998	44.421.491	1	50,00%
45.323.141	43.491.869	66.001.572	48.018.491		
-8.779.767	-8.779.767	95.000.069	94.428.000	36.600.000	91,50%
		165.745.666	153.510.000	59.500.000	85,00%
6.130.000		6.130.000	6.197.482	12.394.964	100,00%
		5.250.000	5.250.000	5.250.000	35,00%
2.605.831		2.605.831	2.582.285	2.582.285	100,00%
		10.943.921	303.653	117.695	51,11%
-92.265.873	-2.144.990	305.339.315	7.075.235	2.740.215	70,91%
804.387	502.425	24.616.078	15.363.074	2.977.340	94,38%
14.401.492	7.878.343	32.866.164	10.412.271	3.149.246	80,75%
		1.000.000	1.000.000	1	100,00%
		1.000.000	1.000.000	1	100,00%
-3.846.741	-325.873	8.311.957	710.937	275.557	57,41%
110.155.126	27.084.707	151.538.823	42.851.647	85.703.293	82,16%
-19.245.469	-9.745.541				
400.000		400.000	400.000	400	20,00%
		4.741.074	4.736.880	918.000	45,90%
-36.151.982	-4.648.112				
		36.383.634	15.240.591	2.953.603	29,04%
		23.243.824	10.253.823	1.987.175	12,97%
-18.681.344	-5.574.635	676.405.978	201.843.534	1.954.144	29,54%
		7.747	6.197	1	60,00%
		35.022.165	6.743.543	10.000	100,00%
-44.474.340	4.246.557	1.586.552.246	579.909.152		
164.347.311	59.101.963	1.849.728.617	673.192.668		

UBICAZIONE DEGLI IMMOBILI		Superficie MQ Uffici	Altro	VALORE BILANCIO LORDO	Fondo Ammort. a fine 2001	VALORE NETTO
Acicastello (CT)	Via Re Martino 38	119		155.040	0	155.040
Agrate Brianza (MI)	Via Matteotti 68	480	36	796.170	0	796.170
Albizzate (VA)	Via Mazzini 11	192	155	200.141	22.376	177.764
Alia (PA)	Via Regina Margherita 27/29/31	186		121.652	13.920	107.733
Asti	Piazza Alfieri	995		1.817.154	0	1.817.154
Avola (SR)	Corso Garibaldi 1	334		496.651	0	496.651
Bagheria (PA)	Via Angiò	330		405.935	0	405.935
Bascape' (PV)	Piazza Repubblica 6	122		80.530	24.753	55.777
Bascape' (PV)	Piazza Repubblica 6		491	60.116	0	60.116
Belpasso (CT)	Via Crispi	12		19.006	0	19.006
Belpasso (CT)	Via Provinciale 16b P.Tavola			113.621	25.824	87.798
Belpasso (CT)	Via Roma 188	260		281.788	60.280	221.508
Belpasso (CT)	Via Roma 190		272	260.294	0	260.294
Belpasso (CT)	Via Vittorio Emanuele 464	442		448.422	57.774	390.648
Bertonico (Lo)	Via Garibaldi 64	73	105	143.627	0	143.627
Bivona (AG)	Piazza XXVIII Ottobre			41.117	7.548	33.570
Bivona (AG)	Porta Palermo	190		147.267	3.175	144.091
Busto Arsizio (VA)	Piazza Facchinetti		60	83.666	0	83.666
Busto Arsizio (VA)	Via Foscolo 4	716	123	1.468.390	0	1.468.390
Caccamo (PA)	Terreno		1429	369	0	369
Caltanissetta	Salita Matteotti 5	570	20	847.764	0	847.764
Caltanissetta	Via Kennedy 4/6	191		433.015	87.764	345.251
Campobello di Licata (AG)	Corso Umberto I, 113	248		308.287	61.318	246.970
Canicattì (AG)	Viale Regina Margherita 129/131	360		1.045.401	452.508	592.893
Canicattì (AG)	Largo Meli 1		20	23.790	13.461	10.329
Cantù	Via Manzoni 28	640		92.962	2.789	90.173
Caselle Lurani (LO)	Via S.Caterina 1	50	50	98.127	0	98.127
Cassano Magnago (VA)	Via IV Novembre 54		1585	347.472	0	347.472
Castel di Judica (CT)	Via Roma 2	193		179.736	32.494	147.242
Castrofilippo (AG)	Corso Umberto I 27	213		36.193	14.192	22.001
Castrofilippo (AG)	Corso Umberto I 54	425		364.067	117.097	246.970
Catania	Via De Branca 27		520	322.269	0	322.269
Catania	Via G.Leopardi 102/4/6	670		1.481.067	423.364	1.057.704
Cefalà Diana (PA)	Via Roma 17	90		108.000	42.926	65.074
Cervignano d'Adda (LO)	Piazza Municipio 3/a	372		411.100	0	411.100
Chignolo Po (PV)	Via Roma 51	270		335.697	0	335.697
Chignolo Po (PV)	Via Roma 51		248	238.087	0	238.087
Como	Via Varese 37	636		123.950	3.718	120.231
Delia (CL)	Corso Umberto I 40/42	142		149.042	48.591	100.451
Dresano (MI)	Via Melegnano 20	405	172	998.673	0	998.673
Firenze	Via Monalda 6	95		123.175	0	123.175
Firenze	Via Monalda 6	135	50	410.583	0	410.583
Firenze	Piazza Davanzati 3	2751		9.914.526	0	9.914.526
Firenze	Via Monalda 10	190		931.327	0	931.327
Firenze	Via Sassetti 5		22	16.268	0	16.268
Firenze	Viale Mazzini 2/4	588		1.953.421	0	1.953.421
Firenze	Viale Mazzini 4	200		176.628	0	176.628
Gallarate (VA)	Piazza Garibaldi 10	2583		3.986.737	0	3.986.737
Gallarate (VA)	Via Pegoraro 16	425		292.954	108.579	184.375
Gallarate (VA)	Via Pegoraro 16		499	606.940	0	606.940
Giardini Naxos (ME)	Via Lungomare 20	195		764.240	109.631	654.609
Giarre (CT)	Via Pirandello	175		396.329	68.224	328.105
Gorgonzola	Via Serbelloni	1006		443.467	13.304	430.163
Legnano	Piazza Mocchetti	929	1136	1.131.179	33.935	1.097.244
Lentini (SR)	Piazza Beneventano 1/2/3	684		748.863	0	748.863
Livraga (LO)	Via Risorgimento 35	549	56	626.307	0	626.307
Lodi	Via Cavour 40/42	5645		7.429.439	0	7.429.439
Lodi	Piazza Vittoria	1971	60	3.826.687	0	3.826.687
Lodi	Piazza 3 Agosto	258		323.121	0	323.121
Lodivecchio (LO)	Piazza Libertà 1	1998	100	2.517.859	555.530	1.962.330
Macchia di Giarre (CT)	Via Emanuele Filiberto 18/20	539		379.596	0	379.596
Marsala (TP)	Via Roma 169	425	196	519.452	0	519.452
Mascalucia (CT)	Corso S.Vito 7/9	95		180.455	23.452	157.003
Mazara del Vallo (TP)	Piazza Matteotti 5	324		307.085	0	307.085
Mazara del Vallo (TP)	Via Diaz 6	300		429.783	104.415	325.368
Melilli Carlentini (SR)	Terreno		1.122.430	367.505	0	367.505
Melzo (MI)	Piazza Vittoria 7	720		1.277.444	8.510	1.268.935
Melzo (MI)	Piazza Vittoria 7		311	404.386	0	404.386

UBICAZIONE DEGLI IMMOBILI		Superficie MQ Uffici	Altro	VALORE BILANCIO LORDO	Fondo Ammort. a fine 2001	VALORE NETTO
Melzo (MI)	Piazza Vittoria 7		100	108.456	0	108.456
Messina	Loc.Ganzirri Via Lago Grande	305		677.333	0	677.333
Messina	Piazza Cairoli 1	378		876.169	0	876.169
Messina	Via dei Mille 15	375		1.429.292	383.467	1.045.825
Messina	Via Garibaldi 429	359		942.017	0	942.017
Messina	Via Lungomare 17 Vill.Rodia		900	627.790	23.535	604.255
Messina	Via Placida 44		53	82.117	0	82.117
Milano	Via Larga 31	640		2.830.461	422.946	2.407.515
Milano	Via Larga		74	164.337	0	164.337
Milano	Via S. Eufemia 19		208	964.408	0	964.408
Milano	Via Monte Cengio 13		168	550.027	16.501	533.526
Milano	Passaggio Duomo		80	423.495	38.115	385.380
Milano	Passaggio Osii			369.267	0	369.267
Milano	Piazza Mercanti 5	1981		15.661.604	4.810.379	10.851.224
Milano	Viale Monza 9	486	132	2.659.630	650.612	2.009.017
Milazzo (ME)	Via Regis 2/b	225		435.761	0	435.761
Milazzo (ME)	Via Regis 2/b		91	75.126	2.513	72.614
Miradolo Terme (PV)	Via Dante 1	290		170.173	0	170.173
Miradolo Terme (PV)	Via Dante 1		246	106.080	0	106.080
Miradolo Terme (PV)	Via Dante 1		200	36.152	0	36.152
Misterbianco (CT)	Via Garibaldi 415	494		644.158	54.545	589.613
Montedoro (CL)	Piazza Umberto I 12/a	115		132.853	14.067	118.785
Monticelli Pavese (PV)	Via Roma 7	143		183.652	0	183.652
Monticelli Pavese (PV)	Via Roma 7		206	126.532	0	126.532
Motta S.Giovanni (RC)	S.S.106 Fraz.Lazzaro	220		249.965	0	249.965
Mulazzano (LO)	Via Pandina 59/61	1369	428	1.806.540	0	1.806.540
Nicolosi (CT)	Via Garibaldi 24	174		217.620	31.902	185.718
Nizza di Sicilia (ME)	Via Umberto 377	382		388.066	0	388.066
Oriolitta (LO)	Via Mazzini 2	416		320.926	0	320.926
Oriolitta (LO)	Via Mazzini 2		243	144.866	0	144.866
Palermo	Via Buonriposo 110	749		992.114	0	992.114
Palermo	Via Mariano Stabile 123/129	2308		6.840.058	0	6.840.058
Palermo	Via Serra di Falco 125	660		1.089.208	0	1.089.208
Palermo	Via Strasburgo 165	383		1.408.688	0	1.408.688
Pandino (CR)	Via Beccaria 28	1765		2.179.906	665.861	1.514.045
Pandino (CR)	Via Beccaria 28		165	155.247	0	155.247
Pandino (CR)	Via Beccaria 28		100	97.610	0	97.610
Pero (MI)	Via Sempione 177	1315		1.406.519	0	1.406.519
Peschiera Borromeo (MI)	Via Matteotti	1307		2.192.400	169.955	2.022.445
Peschiera Borromeo (MI)	Via Matteotti		250	378.666	0	378.666
Piacenza	Via IV Novembre 130	2066		6.073.772	2.116.576	3.957.196
Pietraperzia (EN)	Via Vitt.Emanuele 18/20	133		157.741	6.626	151.115
Pieve Fissiraga (LO)	Via Principale 45		599	395.358	0	395.358
Pieve Porto Morone (PV)	Via Cavallotti 11	524		556.818	0	556.818
Pieve Porto Morone (PV)	Via Cavallotti 11		375	329.241	0	329.241
Pontenure (PC)	Piazza Re Amato 16	185		191.606	0	191.606
Priolo Gargallo (SR)	Terreno		114.898	1.740.866	0	1.740.866
Ragalna (CT)	Piazza S.Barbara	125		158.416	16.390	142.026
Ribera (AG)	Corso Umberto I, 110	188		303.533	37.197	266.337
Riposto (CT)	Via Duca del Mare		120	139.443	0	139.443
Riposto (CT)	Via Roma 3	365		585.146	0	585.146
Rossano Calabro (CS)	Via Margherita	544		619.852	0	619.852
S.Angelo Lodigiano (LO)	Piazza Caduti 1	1380		2.899.057	1.649.748	1.249.309
S.Angelo Lodigiano (LO)	Piazza Caduti 1		450	648.670	0	648.670
S.Angelo Lodigiano (LO)	Piazza Caduti 1		571	1.097.936	0	1.097.936
S.Caterina Villarmosa (CL)	Via Giovanni XXIII 16/18/20	617		495.729	68.800	426.929
S.Donato Milanese (MI)	Via Brenta 3	611		537.373	0	537.373
S.Donato Milanese (MI)	Via Brenta 3		149	165.060	0	165.060
S.Donato Milanese (MI)	Terreno		5.010	388.117	0	388.117
S.Giovanni La Punta (CT)	Via della Regione 105	430		667.262	0	667.262
S.Maria di Licodia (CT)	Via Vittorio Emanuele 121	270		381.626	5.129	376.497
S.Stefano Lodigiano (LO)	Via Piave 28	125		91.155	0	91.155
S.Stefano Lodigiano (LO)	Via Piave 28		235	60.684	0	60.684
Salemi (TP)	Largo S.Nicola 2/6	248		307.395	0	307.395
Samarate (VA)	Via Vittorio Veneto 11/13	427	54	398.292	0	398.292
San Cataldo (CL)	Corso Vittorio Emanuele 13	154		274.632	83.750	190.882
Scaletta Zanclea (ME)	Via Roma 328/330	180		223.109	0	223.109
Senna Lodigiana (LO)	Via Dante 58	180		107.423	0	107.423
Senna Lodigiana (LO)	Via Dante 58		155	72.046	0	72.046

UBICAZIONE DEGLI IMMOBILI		Superficie MQ Uffici	Altro	VALORE BILANCIO LORDO	Fondo Ammort. a fine 2001	VALORE NETTO
Siracusa	Corso Umberto I 5	143		165.266	0	165.266
Siracusa	Via della Darsena 3	1244	120	1.617.124	88.412	1.528.712
Siracusa	Via Dogana 9	131		184.375	0	184.375
Somaglia (LO)	Via Matteotti36	157		134.899	0	134.899
Somaglia (LO)	Via Matteotti36		160	82.117	0	82.117
Somma Lombardo (VA)	Via Milano	759		1.018.091	0	1.018.091
Tavazzano (LO)	Via Garibaldi 27	462		587.521	0	587.521
Tavazzano (LO)	Via Garibaldi 27		316	252.160	0	252.160
Tavazzano (LO)	Via I Maggio 37	588	400	798.339	0	798.339
Termini Imerese (PA)	Via G.Ferrara 11/13	130		218.628	57.493	161.135
Terrasini (PA)	Via Ventimiglia 48/50/52	254		437.777	57.355	380.422
Terrasini (PA)	Via Ventimiglia 60/62		106	109.489	0	109.489
Torino	Corso Fiume 13	1035		278.887	25.100	253.787
Trapani	Piazza Martiri d'Ungheria	477		923.812	0	923.812
Tradate	Corso Bernacchi 86	472	220	117.752	3.533	114.220
Venaria Reale (TO)	Piazza Costituente 3		180	257.339	2.984	254.355
Villafranca Tirrena	Via Dante			28.405	0	28.405
Vittoria (RG)	Via Nino Bixio 124/126	736		511.288	4.644	506.644
Vittoria (RG)	Via Nino Bixio 78	557		1.066.581	404.999	661.581
Vittoria (RG)	Via Nino Bixio 78 1^piano		267	380.131	179.436	200.695
Vizzolo Predabissi (MI)	Via Melegnano 25	251		287.459	18.720	268.738
		65.693	1.258.175	135.241.498	14.652.739	120.588.759
PER INVESTIMENTO "FONDO TRATTAMENTO FINE RAPPORTO"						
Lodi	Via Genova		1306	1.089.517	0	1.089.517
Milano	Via Romilli		45	54.744	0	54.744
Milazzo (ME)	Via Regis 2		63	54.641	0	54.641
Messina	Loc.Ganzirri V.Cons.Pompea		60	77.469	0	77.469
			1.474	1.276.372	0	1.276.372
TOTALI		**65.693**	**1.259.649**	**136.517.869**	**14.652.739**	**121.865.130**


Relazione del
Collegio Sindacale

Relazione del Collegio Sindacale all'Assemblea dei Soci sull'attività svolta nel corso dell'anno 2001

Signori Soci,

Vi informiamo, ai sensi dell'art.153 del D.Lgs. n.58 del 24 febbraio 1998, circa il nostro operato e le nostre valutazioni in merito all'esercizio 2001, assicurandovi che durante l'anno la nostra attività di vigilanza è stata conforme ai dettami legislativi ed a quanto previsto dai principi di comportamento raccomandati dai Consigli Nazionali dei Dottori Commercialisti e Ragionieri.

Le informazioni relative alle operazioni di maggior rilievo economico e patrimoniale e, in genere, all'attività svolta, ci sono state fornite in maniera adeguata e continua dal Consiglio di Amministrazione in conformità a quanto previsto dalla legge e dall'art.36 del nostro statuto.

Particolare attenzione è stata prestata alle operazioni in potenziale conflitto di interessi.

Stretti contatti sono stati mantenuti anche con l'Amministratore Delegato, le Direzioni Centrali ed il Comitato per i Controlli Interni costituito nel corso dell'anno a seguito dell'adesione della Banca al Codice di Autodisciplina che ha comportato anche la modifica del regolamento assembleare. Questo ha permesso al Collegio di formulare specifiche proposte tese al miglioramento delle realtà operative.

E' stato seguito con attenzione il processo di integrazione operativa delle Società del Gruppo con la nostra Banca con particolare riferimento all'adozione di strategie, sistemi di controllo e metodologie comuni.

L'inserimento di sindaci della Lodi in altre realtà del Gruppo, come previsto dalla Comunicazione Consob del 20.2.97, e gli stretti contatti con la Direzione Centrale Affari Societari hanno agevolato tale attività. Sono stati tenuti incontri di studio e di valutazione della normativa con i Sindaci delle altre società del Gruppo. A questi incontri sono stati presenti esponenti della Società di Revisione Arthur Andersen ed esponenti delle Direzioni Centrali Amministrazione ed Affari Societari.

Le disposizioni impartite alle società controllate sono risultate adeguate.

E' stato seguito con attenzione l'aumento di capitale realizzatosi nell'anno che si è svolto con regolarità contribuendo ad un rilevante miglioramento dei nostri coefficienti patrimoniali. Pari attenzione è stata data alle OPS su Cassa di Risparmio di Pisa ed Imola ed all'OPA residuale sulle azioni Banca Popolare di Crema.

Si sono date tempestive risposte alle richieste di informazioni pervenute da parte degli Organi di Vigilanza, assicurando il nostro impegno per le attività di verifica e controllo di nostra competenza.

Ci si è assicurati che il capitale sociale venisse correttamente espresso in euro e che venissero compiute le attività preliminari al cambio delle lire in euro. Questa attività è stata poi efficientemente realizzata nei primi mesi del 2002.

Recependo le prescrizioni del Testo Unico già richiamato e delle Istruzioni di Vigilanza, il Collegio si è dedicato in modo particolare alle verifiche di sua competenza circa l'adeguatezza della struttura organizzativa, del sistema di controllo interno e del sistema amministrativo-contabile.

Struttura Organizzativa

Nel corso del 2001 la struttura organizzativa si è mostrata in grado di provvedere, anche attraverso processi di razionalizzazione nella distribuzione del personale, alla creazione di numerose nuove filiali. Le Direzioni Centrali hanno d'altro canto intensificato la loro azione di orientamento strategico e di concreto supporto a favore delle altre società del Gruppo.

Intese con il Banco di Santander ed Hopa hanno aumentato il peso della Lodi nel sistema finanziario interno ed internazionale.

E' proseguito il processo di rafforzamento delle aree soprattutto per quanto attiene alle funzioni di monitoraggio del rischio e di recupero dei crediti. E' stata costituita una nuova area che assorbe le filiali provenienti dall'acquisizione del ramo d'azienda Bipielle Centrosud.

La gestione della liquidità di diverse società del Gruppo, al fine di conseguire economie di scala e di scopo, è stata accentrata presso Iccri-BFE.

Si sono programmati, ed in parte già realizzati nei primi mesi del 2002, altri accentramenti di funzioni presso la Capogruppo sempre al fine di realizzare riduzioni di costi, attraverso il conseguimento di economie di scala e di produzione congiunta, e di omogeneizzare procedure e prodotti.

Il Collegio Sindacale ha seguito con attenzione tutte le innovazioni organizzative in atto.

Il Collegio, per lo svolgimento delle proprie funzioni di controllo sugli assetti organizzativi si è valso anche della collaborazione della Direzione Centrale Controlli Operativi.

Si sono mantenuti stretti contatti anche con la controllata ICT che provvede servizi informatici oltre che per la Lodi anche per altre società del Gruppo.

Sistema di Controlli Interni

Il sistema dei controlli interni, in base alle Istruzioni di Vigilanza del 1998, prevede controlli di linea allocati presso le unità produttive e finalizzati al corretto svolgimento della attività, il controllo sulla gestione rischi, allocato presso "risk unit" centrali ed attività di revisione affidate alla Direzione Centrale Controlli Operativi che ha competenze estese a tutto il Gruppo.

Nel corso dell'anno le metodologie di controllo della Lodi sono state estese, anche attraverso incontri su temi specifici, a tutto il Gruppo. Sono continuati, in modo particolare, i corsi di formazione del personale incentrati sulle problematiche connesse alle segnalazioni sospette.

Il Collegio Sindacale ha mantenuto nel corso dell'anno stretti contatti con la Direzione Centrale Controlli Operativi con il supporto della quale sono state compiute ispezioni ed analisi di dati. L'Ispettorato ha altresì seguito il *follow up* delle verifiche del Collegio Sindacale.

La Direzione Centrale Pianificazione Strategica ha offerto supporto al Collegio nel controllo del rischio degli impieghi finanziari soprattutto per quanto attiene al controllo dei VAR.

Dallo scambio di opinioni con quest'ultima direzione sono derivate anche modifiche migliorative al sistema interno di calcolo del rischio di credito.

Si è seguito il processo di integrazione metodologico ed operativo con la Capogruppo.

Sistema Amministrativo-Contabile

Le analisi svolte sul sistema amministrativo contabile rivelano che lo stesso appare sostanzialmente idoneo a rispondere alle necessità informative richieste dalla legge, dalle disposizioni di vigilanza e dalle esigenze della Banca e del Gruppo. Lo stesso appare d'altro canto in grado di soddisfare all'esigenza di rilevazione ed elaborazione dei fatti di gestione per la redazione delle relazioni trimestrali e semestrali e del bilancio annuale.

Al momento si stanno apprestando, con la cooperazione della Società Andersen MBA, maggiori automatismi per la predisposizione del Bilancio Consolidato di Gruppo.

Il Collegio ha seguito con particolare attenzione il processo di trasmissione delle informazioni contabili alla Banca d'Italia; le stesse risultano inviate in modo regolare e tempestivo.

Il processo di omogeneizzazione del sistema contabile delle società del gruppo con quello della Banca Popolare di Lodi ha facilitato lo scambio di informazioni soprattutto per quanto ha riguardato la predisposizione ed il consolidamento dei bilanci.

Operazioni con Parti Correlate ed Infragruppo.

Per quanto riguarda i rapporti, in potenziale conflitto di interesse, con parti correlate ed infragruppo il Consiglio ci ha consegnato un'ampia relazione, supportata da schede analitiche, dalla quale risulta che i rapporti di debito e di credito con amministratori, dirigenti e loro familiari ed affini sono stati definiti con procedure corrette ed a normali tassi di mercato. Lo stesso è avvenuto per le società nelle quali gli stessi esercitano una influenza significativa. Alcune consulenze di tipo giuridico affidate ad un amministratore sono state pagate applicando le tariffe professionali.

Per quanto attiene ai rapporti infragruppo si tratta in genere di normali operazioni di raccolta e di impiego di fondi a condizioni di mercato e di fornitura di servizi interbancari e di gestioni di valori mobiliari sempre a condizioni del tutto standard.

Sono stati sottoscritti, ed altri nei primi mesi del 2002 ne sono stati definiti, alcuni contratti per la fornitura di servizi alle società controllate: di consulenza, di gestione di liquidità, di auditing, di gestione delle risorse umane ed altri. Lo scopo di questi accentramenti è quello di conseguire economie di scala e di produzione congiunta, condividendo specializzazioni, indivisibilità e spese di ideazione e progettazione. A supporto di questa azione, con la consulenza della Società Andersen Legal, si è provveduto alla stesura di un accordo quadro per la prestazione di servizi tra la Banca Popolare di Lodi e le società del Gruppo.

Il principio a base delle singole previsioni di rimborso è quello del costo effettivo e della sua ripartizione, in base alla fruizione, tra le singole società.

Nei singoli contratti vengono previsti le attività, i corrispettivi e le modalità di pagamento.

La Capogruppo a sua volta riceve, a prezzi di mercato, servizi informatici dall'ICT.

L'operazione, di natura straordinaria, di cessione della Bipielle SGR SPA alla Bipielle Partecipazioni è avvenuta a prezzi di mercato e appare nell'interesse di ambedue le contraenti. Non si evidenzia dunque, per quanto si trae dalla Relazione degli Amministratori, dalle comunicazioni della Funzione Ispettiva, dalle verifiche dirette del Collegio, alcuna operazione atipica o inusuale - tali cioè da suscitare dubbi circa la correttezza dell'informazione in bilancio, al conflitto di interesse, alla salvaguardia del patrimonio aziendale, alla tutela degli azionisti di minoranza - quali quelle previste nella Comunicazione Consob 1025564 del 6 aprile 2001

Per quanto attiene alla Comunicazione Consob del 20 febbraio 1997 si attesta: il Consiglio di Amministrazione si è riunito 15 volte il Comitato Esecutivo 17 volte.

Il Collegio Sindacale ha sempre partecipato alle riunioni intervenendo sulle materie di propria competenza ed ha effettuato n. 10 riunioni collegiali e n. 165 ispezioni alla sede centrale, alle aree ed alle sedi periferiche.

La Società di Revisione ha svolto nel corso del 2001 tutti gli incarichi previsti dalla normativa per una società di capitali quotata. Ha inoltre svolto attività di assistenza alla predisposizione di prospetti informativi, all'emissione di comfort letters e di pareri di congruità percependo un compenso complessivo di Euro 414.000 oltre spese del 10% e l'Iva.

Abbiamo anche verificato l'osservanza delle norme di legge riguardanti la formazione, l'impostazione del bilancio e della relazione sulla gestione tramite verifiche dirette ed informazioni assunte dalla Società di Revisione, la quale nel corso dell'esercizio e fino ad oggi non ci ha segnalato fatti ritenuti censurabili ai sensi dell'art.155 comma 2 del D.Lgs.58/1998.

Non abbiamo ricevuto esposti ex art. 2408 c.c.

In merito alle segnalazioni pervenuteci, non ex art. 2408 c.c., esposte dal Consiglio di Amministrazione nella nota integrativa, sono state da noi valutate e ritenute infondate.

Nel corso dell'esercizio sono stati rilasciati da esperti nominati dal Tribunale pareri di congruità riguardanti aumenti di capitale con conferimento di beni.

Possiamo quindi attestare che nel corso dell'attività di vigilanza svolta nel 2001 non sono emersi fatti significativi tali da richiederne la segnalazione agli organi di controllo o farne menzione nella presente Relazione.

Sulla base di quanto prima esposto, il Collegio Sindacale, sotto i profili di propria competenza, non rileva motivi ostativi all'approvazione del bilancio al 31 dicembre 2001 ed al riparto dell'utile netto proposto dal Consiglio di Amministrazione.

Lodi, 3 aprile 2002

IL COLLEGIO SINDACALE

Presidente: Gianandrea GOISIS
Sindaci: Bassano BIANCHINI
Paolo Giacinto BONAZZI
Gianernesto MANTOVANI
Francesco VESCE


Relazione della
Società di Revisione

ANDERSEN

Arthur Andersen SpA
Via della Moscova 3
20121 Milano
www.andersen.com

Relazione della società di revisione sul bilancio d'esercizio ai sensi dell'art. 156 del D.Lgs. 24.2.1998, n. 58

Agli Azionisti della
Banca Popolare di Lodi S.c.a r.l.:

1. Abbiamo svolto la revisione contabile del bilancio d'esercizio della Banca Popolare di Lodi S.c.a r.l. (di seguito anche "Banca") chiuso al 31 dicembre 2001. La responsabilità della redazione del bilancio compete agli amministratori della Banca. E' nostra la responsabilità del giudizio professionale espresso sul bilancio d'esercizio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   I bilanci di alcune società controllate che, con riferimento al bilancio consolidato, rappresentano circa il 18 % dell'attivo consolidato ed il 35% del margine di intermediazione consolidato, sono stati esaminati da altri revisori che ci hanno fornito le relative relazioni. Il nostro giudizio, espresso in questa relazione, è basato anche sulla revisione svolta da altri revisori.

   Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 2 aprile 2001.

3. A nostro giudizio, il bilancio d'esercizio della Banca Popolare di Lodi S.c.a r.l. al 31 dicembre 2001 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della Banca Popolare di Lodi S.c.a r.l.

Sede Legale
Via della Moscova 3 20121 Milano

Reg Imp 297092 Tribunale di Milano
R E A 960046
Cod Fisc 02466670581
Partita IVA 09869140153
Capitale Sociale Euro 1 500 000 i v

Bari Bologna Brescia Firenze
Genova Milano Napoli Padova
Roma Torino Treviso Verona

4. Per una migliore comprensione del bilancio d'esercizio si richiama l'attenzione sulle seguenti informazioni descritte nella nota integrativa:

   a) Le imposte sul reddito degli esercizi chiusi al 31 dicembre 2001, 2000 e 1999, sono state determinate dalla Banca tenendo in considerazione le agevolazioni relative alle operazioni di ristrutturazione bancaria previste dalla legge n. 461/1998 e dal relativo decreto attuativo (D.Lgs. n. 153/1999). Con un comunicato congiunto diffuso in data 3 aprile 2000, i Ministeri del Tesoro e delle Finanze hanno, tra l'altro, reso noto la sospensione di tali agevolazioni. In data 11 dicembre 2001 la Commissione della Comunità Europea ha notificato al Governo italiano la propria decisione di considerare le agevolazioni fiscali in argomento incompatibili con le norme del Trattato UE relative agli aiuti di Stato. Avverso tale decisione la Banca ha deciso di costituirsi in giudizio per il tramite dell'Associazione Bancaria Italiana. A seguito di tali eventi ed in conformità a quanto disposto dalla Consob con comunicazione del 15 febbraio 2001, la Banca ha fornito, in nota integrativa, l'informativa relativa agli effetti delle agevolazioni sul reddito dell'esercizio in esame e di quelli precedenti.

   b) Nel corso dell'esercizio la Banca, avvalendosi della facoltà prevista dalla Legge n. 342 del 21 novembre 2000 riguardante la rivalutazione dei beni delle imprese, ha proceduto alla rivalutazione degli immobili. Le modalità e gli effetti di tale rivalutazione sono descritti in nota integrativa.

Milano, 2 aprile 2002

Arthur Andersen SpA

Umberto Lombardini - Socio

Bilanci delle Banche Controllate



BIPIELLE BANK (SUISSE)
Sede in ZURIGO (Svizzera) – Gebergasse 6

Capitale Sociale Chf 15.000.000

CONSIGLIO D'AMMINISTRAZIONE

Desiderio ZONCADA	Presidente
Fabio CONTI	Vicepresidente
Ivo ALESSIANI	Consigliere
Raffaele Michele GRIPPA	Consigliere
Aleardo CATTANEO	Consigliere
Gianpiero FIORANI	Consigliere
Pierluigi GALLO	Consigliere
Paolo MARMONT	Consigliere
Massimo PEDRAZZINI	Consigliere
Venerio QUADRI	Consigliere
Hans Peter SCHWALD	Consigliere

BIPIELLE BANK (SUISSE)
Bilancio al 31 dicembre 2001

STATO PATRIMONIALE

(in franchi svizzeri)

ATTIVO

LIQUIDITA'	12.730.496
CREDITI VERSO BANCHE	269.929.813
CREDITI VERSO CLIENTELA	147.368.158
CREDITI IPOTECARI	527.000
PORTAFOGLIO TITOLI E METALLI PREZIOSI DESTINATI ALLA NEGOZIAZIONE	2.044.848
PARTECIPAZIONI	100.000
IMMOBILIZZAZIONI	3.148.540
RATEI E RISCONTI ATTIVI	2.248.303
ALTRE ATTIVITA'	6.097.414
TOTALE DELL'ATTIVO	**444.194.572**

PASSIVO

IMPEGNI VERSO BANCHE	281.049.910
IMPEGNI VERSO LA CLIENTELA A	
TITOLO DI RISPARMIO E D'INVESTIMENTO	3.561.491
ALTRI IMPEGNI NEI CONFRONTI DELLA CLIENTELA	94.064.749
RATEI E RISCONTI PASSIVI	3.804.083
ALTRI PASSIVI	6.090.976
RETTIFICHE DI VALORE E ACCANTONAMENTI	3.189.415
PRESTITO SUBORDINATO	14.500.000
CAPITALE SOCIALE	15.000.000
RISERVA LEGALE GENERALE	4.750.000
ALTRE RISERVE	11.500.000
UTILE RIPORTATO	5.306.060
UTILE (Perdite) D'ESERCIZIO	1.377.888
TOTALE DEL PASSIVO	**444.194.572**

GARANZIE E IMPEGNI

IMPEGNI EVENTUALI	16.513.901
STRUMENTI FINANZIARI DERIVATI	
– *Valori Nominali*	564.216.711
– *Valori di rimpiazzo lordi positivi*	6.072.138
– *Valori di rimpiazzo lordi negativi*	6.070.819
OPERAZIONI FIDUCIARIE	295.933.491

CONTO ECONOMICO

(in franchi svizzeri)

RISULTATO DA OPERAZIONI SU INTERESSI		5.019.262
Proventi per interessi e sconti	15.907.891	
Proventi per interessi e dividendi del portafoglio destinato alla negoziazione	250.742	
Oneri per interessi	(11.139.371)	
RISULTATO DA OPERAZIONI IN COMMISSIONE E DA PRESTAZIONI DI SERVIZIO		14.392.243
Proventi per commissioni su operazioni di credito	857.362	
Proventi per commissioni su operazioni di negoziazione titoli e d'investimento	19.764.475	
Proventi per commissioni sulle altre prestazioni di servizio	394.996	
Oneri per commissioni	(6.624.590)	
RISULTATO DA OPERAZIONI DI NEGOZIAZIONE		4.526.319
COSTI D'ESERCIZIO		(17.772.976)
Spese per il personale	(8.321.598)	
Altre spese operative	(9.451.378)	
UTILE LORDO		6.164.848
AMMORTAMENTI SUGLI IMMOBILIZZI		(1.807.130)
RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE ED IMPEGNI		(1.197.087)
RICAVI STRAORDINARI		9.474.203
COSTI STRAORDINARI		(11.151.117)
UTILE PRIMA DELLE IMPOSTE		1.483.717
IMPOSTE SUL REDDITO DELL'ESERCIZIO		(105.829)
UTILE DELL'ESERCIZIO		**1.377.888**

BANCA BIPIELLE CENTROSUD S.p.A.
Sede in CAMPOBASSO – Via Toscana 45

Capitale Sociale Euro 19.092.000 i.v.
Codice Fiscale 00053690707
Iscritta al Registro delle Imprese di Campobasso

CONSIGLIO D'AMMINISTRAZIONE

Gianpiero FIORANI	Vicepresidente Vicario
Andrea BARBARA	Consigliere
Giovanni BENEVENTO	Consigliere
Genesio CAPASSO	Consigliere
Gianfranco MACCHINI	Consigliere
Michele MORELLI	Consigliere
Rosario MORELLI	Consigliere
Vittorio MORELLI	Consigliere
Vittorio MORELLI	Consigliere
Antonio PREMOLI	Consigliere
Lorenzo RUBINETTI	Consigliere

COLLEGIO SINDACALE

Pietro Antonio FERRARIS	Presidente
Ivan BONAZZI	Sindaco Effettivo
Vittorio RIZZI	Sindaco Effettivo
Luigi LIACI	Sindaco Supplente
Giorgio MANTOVANO	Sindaco Supplente

STATO PATRIMONIALE

(in euro)

ATTIVO

10.	CASSA E DISPONIBILITÀ PRESSO BANCHE CENTRALI E UFFICI POSTALI		48.350
30.	CREDITI VERSO BANCHE:		38.467.572
	a) a vista	38.467.572	
	b) altri crediti		
100.	IMMOBILIZZAZIONI MATERIALI		1.229.698
130.	ALTRE ATTIVITÀ		1.816.007
	TOTALE DELL'ATTIVO		**41.561.627**

PASSIVO

50.	ALTRE PASSIVITÀ		1.238.259
80.	FONDI PER RISCHI ED ONERI		4.235.245
	a) fondi di quiescenza e per obblighi simili		
	b) fondi imposte e tasse	4.235.245	
	c) altri fondi		
120.	CAPITALE		19.092.000
130.	SOVRAPPREZZI DI EMISSIONE		1.032.914
140.	RISERVE:		2.251.252
	a) riserva legale	649.530	
	b) riserva per azioni o quote proprie		
	c) riserve statutarie	1.601.722	
	d) altre riserve		
150.	RISERVE DI RIVALUTAZIONE		732.434
170.	UTILE (PERDITA) D'ESERCIZIO		12.979.523
TOTALE DEL PASSIVO			**41.561.627**

GARANZIE E IMPEGNI

10.	GARANZIE RILASCIATE	
	di cui:	
	- altre garanzie	
20.	IMPEGNI	484.290

CONTO ECONOMICO
(in euro)

10.	INTERESSI ATTIVI E PROVENTI ASSIMILATI		14.862.105
	di cui:		
	- su crediti verso clientela	7.320.941	
	- su titoli di debito	2.258.493	
20.	INTERESSI PASSIVI E ONERI ASSIMILATI		6.945.436
	di cui:		
	- su debiti verso clientela	5.182.828	
	- su debiti rappresentati da titoli	1.638.640	
30.	DIVIDENDI E ALTRI PROVENTI:		3.387
	a) su azioni, quote e altri titoli a reddito variabile		
	b) su partecipazioni	3.387	
	c) su partecipazioni in imprese del gruppo		
40.	COMMISSIONI ATTIVE		1.705.045
50.	COMMISSIONI PASSIVE		254.353
60.	PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE		(435.558)
70.	ALTRI PROVENTI DI GESTIONE		476.806
80.	SPESE AMMINISTRATIVE:		6.246.657
	a) spese per il personale	3.633.867	
	di cui:		
	- salari e stipendi	2.474.095	
	- oneri sociali	748.521	
	- trattamento di fine rapporto	212.910	
	b) altre spese amministrative	2.612.790	
90.	RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI		1.136.502
110.	ALTRI ONERI DI GESTIONE		
120.	RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI		1.486.802
130.	RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI		114.991
140.	ACCANTONAMENTI AI FONDI RISCHI SU CREDITI		
170.	UTILE (PERDITA) DELLE ATTIVITÀ ORDINARIE		1.528.142
180.	PROVENTI STRAORDINARI		15.077.968
190.	ONERI STRAORDINARI		131.500
200.	UTILE (PERDITA) STRAORDINARIO		14.946.468
210.	VARIAZIONE FONDO RISCHI BANCARI GENERALI		245.317
220.	IMPOSTE SUL REDDITO DELL'ESERCIZIO		3.740.404
230.	**UTILE (PERDITA) D'ESERCIZIO**		**12.979.523**

BANCA BIPIELLE NETWORK S.p.A.
Sede in LODI – Via Polenghi Lombardo 13

Capitale Sociale Euro 52.154.908 i.v.
Codice Fiscale 01257110500
Iscritta al Registro delle Imprese di Lodi

CONSIGLIO D'AMMINISTRAZIONE

Gino VISMARA	Presidente
Giovanni BENEVENTO	Vicepresidente Vicario
Roberto BIONDI	Vicepresidente
Stefano BORGHI	Consigliere
Matteo COLANINNO	Consigliere
Giuseppe CRUPI	Consigliere
Gianpiero FIORANI	Consigliere
Ettore FUMAGALLI	Consigliere
Giuseppe Romano MARNIGA	Consigliere
Nazareno MOGGI	Consigliere
Giovanni VISMARA	Consigliere

COLLEGIO SINDACALE

Francesco VESCE	Presidente
Sergio BRAMBILLA PISONI	Sindaco Effettivo
Giuseppe TURATI	Sindaco Effettivo
Aldino QUARTIERI	Sindaco Supplente
Carlo LAZZARINI	Sindaco Supplente

STATO PATRIMONIALE

(in euro)

ATTIVO

10.	CASSA E DISPONIBILITÀ PRESSO BANCHE CENTRALI E UFFICI POSTALI		26.735
20.	TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI		12.983
30.	CREDITI VERSO BANCHE:		155.675.344
	a) a vista	153.544.209	
	b) altri crediti	2.131.135	
40.	CREDITI VERSO CLIENTELA		1.598.467
50.	OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:		50.000.000
	b) di banche	50.000.000	
60.	AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE		121.570.752
80.	PARTECIPAZIONI IN IMPRESE DEL GRUPPO		15.596.998
90.	IMMOBILIZZAZIONI IMMATERIALI		25.997.624
	di cui:		
	- costi di impianto	86.762	
	- avviamento	21.134.366	
100.	IMMOBILIZZAZIONI MATERIALI		986.026
130.	ALTRE ATTIVITÀ		18.429.935
140.	RATEI E RISCONTI ATTIVI:		1.522.386
	a) ratei attivi	294.333	
	b) risconti attivi	1.228.053	
TOTALE DELL'ATTIVO			**391.417.250**

PASSIVO

10.	DEBITI VERSO BANCHE:		20.528
	a) a vista	20.528	
20.	DEBITI VERSO CLIENTELA:		198.150.636
	a) a vista	198.150.133	
	b) a termine o con preavviso	503	
50.	ALTRE PASSIVITÀ		17.114.352
70.	TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO		402.832
80.	FONDI PER RISCHI ED ONERI		1.251.021
	a) fondi di quiescenza e per obblighi simili		
	b) fondi imposte e tasse	1.044.021	
	c) altri fondi	207.000	
120.	CAPITALE		52.154.908
130.	SOVRAPPREZZI DI EMISSIONE		122.355.000
140.	RISERVE:		98.089
	a) riserva legale	97.522	
	b) riserva per azioni o quote proprie		
	c) riserve statutarie		
	d) altre riserve	567	
160.	UTILI (PERDITA) ESERCIZI PRECEDENTI		852.437
170.	UTILE (PERDITA) D'ESERCIZIO		(982.553)
TOTALE DEL PASSIVO			**391.417.250**

GARANZIE E IMPEGNI

10.	GARANZIE RILASCIATE		10.329
	di cui:		
	- altre garanzie	10.329	
20.	IMPEGNI		288.944

CONTO ECONOMICO

(in euro)

10.	INTERESSI ATTIVI E PROVENTI ASSIMILATI		7.761.025
	di cui:		
	- su crediti verso clientela	130.831	
	- su titoli a reddito fisso	862.152	
20.	INTERESSI PASSIVI E ONERI ASSIMILATI		3.020.746
	di cui:		
	- su debiti verso clientela	2.942.729	
30.	DIVIDENDI E ALTRI PROVENTI:		2.030.641
	a) su azioni, quote e altri titoli a reddito variabile		
	b) su partecipazioni		
	c) su partecipazioni in imprese del gruppo	2.030.641	
40.	COMMISSIONI ATTIVE		28.718.420
50.	COMMISSIONI PASSIVE		17.681.202
60.	PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE		157.741
70.	ALTRI PROVENTI DI GESTIONE		1.271.086
80.	SPESE AMMINISTRATIVE:		13.008.532
	a) spese per il personale	2.606.418	
	di cui:		
	- salari e stipendi	1.870.014	
	- oneri sociali	522.406	
	- trattamento di fine rapporto	135.868	
	b) altre spese amministrative	10.402.114	
90.	RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI		4.403.117
100.	ACCANTONAMENTI PER RISCHI ED ONERI		5.601
110.	ALTRI ONERI DI GESTIONE		712.132
120.	RETTIFICHE DI VALORE SU CREDITI E ACCANT.PER GARANZIE E IMPEGNI		858.326
170.	UTILE (PERDITA) DELLE ATTIVITÀ ORDINARIE		249.257
180.	PROVENTI STRAORDINARI		830.254
190.	ONERI STRAORDINARI		567.954
200.	UTILE (PERDITA) STRAORDINARIO		262.300
220.	IMPOSTE SUL REDDITO DELL'ESERCIZIO		1.494.110
230.	**UTILE (PERDITA) D'ESERCIZIO**		**(982.553)**

BANCA BIPIELLE ROMAGNA S.p.A.
Sede in FORLÌ – Corso della Repubblica 169

Capitale Sociale Euro 20.124.000 i.v.
Codice Fiscale 02343800401
Iscritta al Registro delle Imprese di Forlì

CONSIGLIO D'AMMINISTRAZIONE

Vincenzo DELL'AQUILA	Presidente
Umberto TREVI	Vicepresidente
Giovanni BILLI	Consigliere
Enrico BIONDI	Consigliere
Vladimiro FARNETI	Consigliere
Giovanni GENESI	Consigliere
Giuseppe LEONI	Consigliere
Gianfranco MACCHINI	Consigliere
Gianni VITALI	Consigliere
Domenico ZANNONI	Consigliere
Oscar ZANNONI	Consigliere

COLLEGIO SINDACALE

Libero MONTESI	Presidente
Alessandro GARDELLI	Sindaco Effettivo
Massimo GIONDI	Sindaco Effettivo
Silvia BITOSSI	Sindaco Supplente
Franco RUBINO	Sindaco Supplente

STATO PATRIMONIALE

(in euro)

ATTIVO

10.	CASSA E DISPONIBILITÀ PRESSO BANCHE CENTRALI E UFFICI POSTALI		1.393.073
30.	CREDITI VERSO BANCHE:		6.339.082
	a) a vista	3.704.773	
	b) altri crediti	2.634.309	
40.	CREDITI VERSO CLIENTELA		140.932.092
50.	OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:		217.225
	a) di emittenti pubblici		
	b) di banche	192.130	
	di cui: titoli propri		
	c) di enti finanziari		
	d) di altri emittenti	25.095	
70.	PARTECIPAZIONI		32.792
90.	IMMOBILIZZAZIONI IMMATERIALI		5.743.345
	di cui:		
	- avviamento	5.170.207	
	- Altre immobilizzazioni immateriali	573.138	
100.	IMMOBILIZZAZIONI MATERIALI		747.301
130.	ALTRE ATTIVITÀ		7.689.136
140.	RATEI E RISCONTI ATTIVI:		922.560
	a) ratei attivi	893.514	
	b) risconti attivi	29.046	
TOTALE DELL'ATTIVO			**164.016.606**

PASSIVO

10.	DEBITI VERSO BANCHE:		11.654.874
	a) a vista	8.402.276	
	b) a termine o con preavviso	3.252.598	
20.	DEBITI VERSO CLIENTELA:		74.454.431
	a) a vista	72.706.290	
	b) a termine o con preavviso	1.748.141	
30.	DEBITI RAPPRESENTATI DA TITOLI:		37.501.715
	a) obbligazioni	32.757.542	
	b) certificati di deposito	4.744.173	
	c) altri titoli		
40.	FONDI DI TERZI IN AMMINISTRAZIONE		
50.	ALTRE PASSIVITÀ		9.981.576
60.	RATEI E RISCONTI PASSIVI:		759.092
	a) ratei passivi	625.863	
	b) risconti passivi	133.229	
70.	TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO		366.933
80.	FONDI PER RISCHI ED ONERI		1.047.189
	a) fondi di quiescenza e per obblighi simili		
	b) fondi imposte e tasse	924.669	
	c) altri fondi	122.520	
90.	FONDI RISCHI SU CREDITI		460.006
120.	CAPITALE		20.124.000
130.	SOVRAPPREZZI DI EMISSIONE		6.049.279
140.	RISERVE:		717.371
	a) riserva legale	178.866	
	b) riserva per azioni o quote proprie		
	c) riserve statutarie	538.505	
	d) altre riserve		
170.	UTILE (PERDITA) D'ESERCIZIO		900.140
TOTALE DEL PASSIVO			**164.016.606**

GARANZIE E IMPEGNI

10.	GARANZIE RILASCIATE		15.403.139
	di cui:		
	- altre garanzie	15.403.139	
20.	IMPEGNI		525.031

CONTO ECONOMICO
(in euro)

10.	INTERESSI ATTIVI E PROVENTI ASSIMILATI		10.307.689
	di cui:		
	- su crediti verso clientela	9.933.556	
	- su titoli a reddito fisso	11.244	
20.	INTERESSI PASSIVI E ONERI ASSIMILATI		4.033.156
	di cui:		
	- su debiti verso clientela	2.009.714	
	- su debiti rappresentati da titoli	1.622.671	
30.	DIVIDENDI E ALTRI PROVENTI:		65
	a) su azioni, quote e altri titoli a reddito variabile		
	b) su partecipazioni	65	
	c) su partecipazioni imprese del gruppo		
40.	COMMISSIONI ATTIVE		1.173.356
50.	COMMISSIONI PASSIVE		153.317
60.	PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE		31.588
70.	ALTRI PROVENTI DI GESTIONE		311.301
80.	SPESE AMMINISTRATIVE:		4.253.496
	a) spese per il personale	2.163.871	
	di cui:		
	- salari e stipendi	1.167.165	
	- oneri sociali	789.832	
	- trattamento di fine rapporto	96.142	
	- altre spese per il personale	110.732	
	b) altre spese amministrative	2.359.625	
90.	RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI		731.673
120.	RETTIFICHE DI VALORE SU CREDITI E ACCANT.PER GARANZIE E IMPEGNI		822.799
130.	RIPRESE DI VALORE SU CREDITI E SU ACCANT. PER GARANZIE E IMPEGNI		16.607
140.	ACCANTONAMENTI AI FONDI RISCHI SU CREDITI		
170.	UTILE (PERDITA) DELLE ATTIVITÀ ORDINARIE		1.576.165
180.	PROVENTI STRAORDINARI		37.458
190.	ONERI STRAORDINARI		17.021
200.	UTILE (PERDITA) STRAORDINARIO		20.437
220.	IMPOSTE SUL REDDITO DELL'ESERCIZIO		696.462
230.	**UTILE (PERDITA) D'ESERCIZIO**		**900.140**

BANCA POPOLARE DI BRONTE S.p.A.
Sede in BRONTE (CT) – Via A. Spedalieri 2

Capitale Sociale Euro 594.115 i.v.
Codice Fiscale 00158160879
Iscritta al Registro delle Imprese di Catania

CONSIGLIO D'AMMINISTRAZIONE

Pietro DE LUCA	Presidente
Gaetano RUSSO	Vicepresidente
Desiderio ZONCADA	Vicepresidente
Michele BIONDI	Consigliere
Biagio CALI'	Consigliere
Gianpiero FIORANI	Consigliere
Giuseppe SCHILIRO'	Consigliere

COLLEGIO SINDACALE

Gianandrea GOISIS	Presidente
Alfredo BATTICANI	Sindaco Effettivo
Dino FARANDA	Sindaco Effettivo
Giuseppe GULLOTTA	Sindaco Supplente
Saverio Fabio LEANZA	Sindaco Supplente

STATO PATRIMONIALE

(in euro)

ATTIVO

10.	CASSA E DISPONIBILITÀ PRESSO BANCHE CENTRALI E UFFICI POSTALI		1.323.048
20.	TITOLI DEL TESORO E VALORI ASSIMILATI ammissibili al rifinanziamento presso banche centrali		77.629
30.	CREDITI VERSO BANCHE:		70.563.330
	a) a vista	56.481.334	
	b) altri crediti	14.081.996	
40.	CREDITI VERSO CLIENTELA		55.572.949
50.	OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:		722.824
	a) di emittenti pubblici	436.778	
	b) di banche	281.118	
	di cui: titoli propri	38.618	
	c) di enti finanziari		
	d) di altri emittenti	4.928	
60.	AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE		110.790
70.	PARTECIPAZIONI		110.483
90.	IMMOBILIZZAZIONI IMMATERIALI		134.195
100.	IMMOBILIZZAZIONI MATERIALI		3.247.176
120.	AZIONI O QUOTE PROPRIE (VALORE NOMINALE L. 1.150.000)		10.952
130.	ALTRE ATTIVITÀ		4.976.051
140.	RATEI E RISCONTI ATTIVI:		271.643
	a) ratei attivi	236.511	
	b) risconti attivi	35.132	
TOTALE DELL'ATTIVO			**137.121.070**

PASSIVO

10.	DEBITI VERSO BANCHE:		587.690
	a) a vista		
	b) a termine o con preavviso	587.690	
20.	DEBITI VERSO CLIENTELA:		89.271.786
	a) a vista	76.878.479	
	b) a termine o con preavviso	12.393.307	
30.	DEBITI RAPPRESENTATI DA TITOLI:		23.319.475
	a) obbligazioni	3.164.323	
	b) certificati di deposito	20.150.316	
	c) altri titoli	4.836	
50.	ALTRE PASSIVITÀ		3.444.420
60.	RATEI E RISCONTI PASSIVI:		475.900
	a) ratei passivi	430.585	
	b) risconti passivi	45.315	
70.	TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO		919.199
80.	Fondi per rischi ed oneri		1.830.190
	a) fondi di quiescenza e per obblighi simili		
	b) fondi imposte e tasse	1.522.592	
	c) altri fondi	307.598	
90.	FONDO RISCHI SU CREDITI		1.911.803
100.	FONDO PER RISCHI BANCARI GENERALI		774.685
120.	CAPITALE		594.115
130.	SOVRAPPREZZI DI EMISSIONE		2.100.163
140.	RISERVE:		10.086.178
	a) riserva legale	8.080.343	
	b) riserva per azioni o quote proprie	10.952	
	c) riserve statutarie	1.773.662	
	d) altre riserve	221.221	
150.	RISERVE DI RIVALUTAZIONE		610.179
170.	UTILE (PERDITA) D'ESERCIZIO		1.195.287
TOTALE DEL PASSIVO			**137.121.070**

GARANZIE E IMPEGNI

10.	GARANZIE RILASCIATE DI CUI:		1.979.392
	- altre garanzie	1.979.392	
20.	IMPEGNI		324.835

CONTO ECONOMICO
(in euro)

10.	INTERESSI ATTIVI E PROVENTI ASSIMILATI		7.724.529
	di cui:		
	- su crediti verso clientela	5.096.579	
	- su titoli di debito	37.055	
20.	INTERESSI PASSIVI E ONERI ASSIMILATI		1.758.187
	di cui:		
	- su debiti verso clientela	944.189	
	- su debiti rappresentati da titoli	778.361	
30.	DIVIDENDI E ALTRI PROVENTI:		6.015
	a) su azioni, quote e altri titoli a reddito variabile		
	b) su partecipazioni	6.015	
	c) su partecipazioni imprese del gruppo		
40.	COMMISSIONI ATTIVE		1.404.120
50.	COMMISSIONI PASSIVE		151.938
60.	PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE		4.277
70.	ALTRI PROVENTI DI GESTIONE		1.007.511
80.	SPESE AMMINISTRATIVE:		5.394.636
	a) spese per il personale	3.044.504	
	di cui:		
	- salari e stipendi	2.072.069	
	- oneri sociali	557.100	
	- trattamento di fine rapporto	164.913	
	- trattamento di quiescenza e simili	71.148	
	b) altre spese amministrative	2.350.132	
90.	RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI		285.897
120.	RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI		366.502
130.	RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI		227.915
140.	ACCANTONAMENTO A FONDO RISCHI SU CREDITI		151.575
170.	UTILE (PERDITA) DELLE ATTIVITÀ ORDINARIE		2.265.632
180.	PROVENTI STRAORDINARI		65.835
190.	ONERI STRAORDINARI		92.165
200.	UTILE (PERDITA) STRAORDINARIO		(26.330)
220.	IMPOSTE SUL REDDITO DELL'ESERCIZIO		1.044.015
230.	**UTILE (PERDITA) D'ESERCIZIO**		**1.195.287**

BANCA POPOLARE DI CREMA S.p.A.
Sede in CREMA (CR) – Via XX Settembre 18

Capitale Sociale Euro 9.970.707 i.v.
Codice Fiscale 00140810193
Iscritta al Registro delle Imprese di Cremona

CONSIGLIO D'AMMINISTRAZIONE

Luigi DONARINI	Presidente
Gianpiero FIORANI	Vicepresidente
Giovanni VISMARA	Consigliere con Deleghe
Luciano BERGAMI	Consigliere
Benito CAIZZI	Consigliere
Cristina CROTTI	Consigliere
Angelo MADDEO	Consigliere
Giuseppe NIGRONI	Consigliere
Fabio PATRINI	Consigliere
Giuseppe PELLEGRINI	Consigliere
Antonio REPOLE	Consigliere
Cesare BRUGOLA	Consigliere
Pierpaolo SOFFIENTINI	Consigliere
Agostino GROPPELLI	Consigliere
Roberto MURGIA	Consigliere
Giuseppe ZUCCHETTI	Consigliere

COLLEGIO SINDACALE

Enzo GUERRA	Presidente
Vittorio BELVIOLANDI	Sindaco Effettivo
Nicola FIAMENI	Sindaco Effettivo
Andrea BIGNAMI	Sindaco Supplente
Ettore ZAPPELLI	Sindaco Supplente

STATO PATRIMONIALE

(in euro)

ATTIVO

10.	CASSA E DISPONIBILITÀ PRESSO BANCHE CENTRALI E UFFICI POSTALI		3.052.940
20.	TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI		10.384.247
30.	CREDITI VERSO BANCHE:		267.769.109
	a) a vista	79.954.083	
	b) altri crediti	187.815.026	
40.	CREDITI VERSO CLIENTELA		675.805.881
50.	OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:		49.748.838
	a) di emittenti pubblici	12.796.371	
	b) di banche	25.700.060	
	di cui:		
	- titoli propri		
	c) di enti finanziari		
	d) di altri emittenti	11.252.407	
60.	AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE		9.798.733
70.	PARTECIPAZIONI		18.581.580
80.	PARTECIPAZIONI IN IMPRESE DEL GRUPPO		22.176.123
90.	IMMOBILIZZAZIONI IMMATERIALI		902.397
	- Altre immobilizzazioni immateriali	902397	
100.	IMMOBILIZZAZIONI MATERIALI		26.549.422
120.	AZIONI O QUOTE PROPRIE		
130.	ALTRE ATTIVITÀ		30.680.964
140.	RATEI E RISCONTI ATTIVI:		6.057.856
	a) ratei attivi	5.986.477	
	b) risconti attivi	71.379	
TOTALE DELL'ATTIVO			**1.121.508.090**

PASSIVO

10.	DEBITI VERSO BANCHE:		179.984.653
	a) a vista	7.217.990	
	b) a termine o con preavviso	172.766.663	
20.	DEBITI VERSO CLIENTELA:		540.787.475
	a) a vista	434.914.977	
	b) a termine o con preavviso	105.872.498	
30.	DEBITI RAPPRESENTATI DA TITOLI:		159.709.999
	a) obbligazioni	158.973.487	
	b) certificati di deposito	681.723	
	c) altri titoli	54.789	
50.	ALTRE PASSIVITÀ		39.399.801
60.	Ratei e risconti passivi:		6.595.235
	a) ratei passivi	6.461.901	
	b) risconti passivi	133.334	
70.	TRATTAMENTO DI FINE RAPPORTO di lavoro subordinato		8.664.061
80.	FONDI PER RISCHI ED ONERI:		13.420.685
	b) fondi imposte e tasse	11.459.887	
	c) altri fondi	1.960.798	
90.	FONDO RISCHI SU CREDITI		4.938.570
100.	FONDO PER RISCHI BANCARI GENERALI		1.291.142
120.	CAPITALE		9.970.707
130.	SOVRAPPREZZI DI EMISSIONE		48.582.438
140.	RISERVE:		84.628.340
	a) riserva legale	35.994.237	
	b) riserva per azioni o quote proprie		
	c) riserve statutarie	29.008.741	
	d) altre riserve	19.625.362	
150.	RISERVE DI RIVALUTAZIONE		10.382.452
170.	UTILE (PERDITA) D'ESERCIZIO		13.152.532
	TOTALE DEL PASSIVO		**1.121.508.090**

GARANZIE E IMPEGNI

10.	GARANZIE RILASCIATE		61.880.851
	di cui:		
	- accettazioni	4.637.658	
	- altre garanzie	57.243.193	
20.	IMPEGNI		65.851.999

CONTO ECONOMICO
(in euro)

10.	INTERESSI ATTIVI E PROVENTI ASSIMILATI		54.763.374
	di cui:		
	- su crediti verso clientela	37.986.393	
	- su titoli a reddito fisso	6.139.507	
20.	INTERESSI PASSIVI E ONERI ASSIMILATI		22.662.585
	di cui:		
	- su debiti verso clientela	10.639.165	
	- su debiti rappresentati da titoli	5.980.882	
30.	DIVIDENDI E ALTRI PROVENTI:		2.717.854
	a) su azioni, quote e altri titoli a reddito variabile	44.737	
	b) su partecipazioni	2.673.117	
40.	COMMISSIONI ATTIVE		13.941.687
50.	COMMISSIONI PASSIVE		904.373
60.	PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE		(831.691)
70.	ALTRI PROVENTI DI GESTIONE		3.599.850
80.	SPESE AMMINISTRATIVE:		28.721.483
	a) spese per il personale	18.578.832	
	di cui:		
	- salari e stipendi	12.734.250	
	- oneri sociali	4.090.254	
	- trattamento di fine rapporto	1.092.143	
	b) altre spese amministrative	10.142.651	
90.	RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI		2.184.862
100.	ACCANTONAMENTI PER RISCHI ED ONERI		500.000
120.	RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI		2.476.043
130.	RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI		1.398.015
140.	ACCANTONAMENTO A FONDO RISCHI SU CREDITI		1.512.552
170.	UTILE (PERDITA) DELLE ATTIVITÀ ORDINARIE		16.627.191
180.	PROVENTI STRAORDINARI		5.788.923
190.	ONERI STRAORDINARI		669.230
200.	UTILE (PERDITA) STRAORDINARIO		5.119.693
220.	IMPOSTE SUL REDDITO DELL'ESERCIZIO		8.594.352
230.	**UTILE (PERDITA) D'ESERCIZIO**		**13.152.532**

BANCA VALORI S.p.A.
Sede in BRESCIA – Corso Palestro, 29

Capitale Sociale Euro 16.277.865 i.v.
Codice Fiscale 01323540383 – P.I. 03618900173
Iscritta all'albo Banche n. 5013

CONSIGLIO D'AMMINISTRAZIONE

Vincenzo DELL'AQUILA	Presidente
Gianfranco MACCHINI	Vicepresidente Vicario
Enrico BIONDI	Vicepresidente
Giovanni BUFFADINI	Consigliere
Carlo CROTTI	Consigliere
Gianni VITALI	Consigliere
Sergio ZAGANELLI	Consigliere

COLLEGIO SINDACALE

Libero MONTESI	Presidente
Alessandro GARDELLI	Sindaco Effettivo
Massimo GIONDI	Sindaco Effettivo
Silvia BITOSSI	Sindaco Supplente
Franco RUBINO	Sindaco Supplente

STATO PATRIMONIALE

(in euro)

ATTIVO

10.	CASSA E DISPONIBILITÀ PRESSO BANCHE CENTRALI E UFFICI POSTALI		1.875
20.	TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI		2.086.685
30.	CREDITI VERSO BANCHE:		14.941.450
	a) a vista	14.941.450	
	b) altri crediti		
40.	CREDITI VERSO CLIENTELA		
50.	OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:		3.269.069
	a) di emittenti pubblici	34.707	
	b) di banche	2.059.574	
	c) di enti finanziari		
	d) di altri emittenti	1.174.788	
90.	IMMOBILIZZAZIONI IMMATERIALI		406.096
	di cui:		
	- costi di impianto		
100.	IMMOBILIZZAZIONI MATERIALI		235.919
130.	ALTRE ATTIVITÀ		702.937
140.	RATEI E RISCONTI ATTIVI:		135.388
	a) ratei attivi	135.388	
	b) risconti attivi		
	TOTALE DELL'ATTIVO		**21.779.419**

PASSIVO

50.	ALTRE PASSIVITÀ		197.710
70.	TRATTAMENTO DI FINE RAPPORTO di lavoro subordinato		
80.	FONDI PER RISCHI ED ONERI		1.033.413
	a) fondi di quiescenza e per obblighi simili		
	b) fondi imposte e tasse	1.033.413	
	c) altri fondi		
100.	FONDO PER RISCHI BANCARI GENERALI		51.646
120.	CAPITALE		16.277.865
130.	SOVRAPPREZZI DI EMISSIONE		1.008.931
140.	RISERVE:		15.310
	a) riserva legale	15.310	
	b) riserva per azioni o quote proprie		
	c) riserve statutarie		
	d) altre riserve		
160.	UTILE (PERDITA) D'ESERCIZIO PRECEDENTE		(1.358.696)
170.	UTILE (PERDITA) D'ESERCIZIO		4.553.240
	TOTALE DEL PASSIVO		**21.779.419**

CONTO ECONOMICO
(in euro)

10.	INTERESSI ATTIVI E PROVENTI ASSIMILATI		1.302.548
	di cui:		
	- su crediti verso clientela	409.682	
	- su titoli a reddito fisso	397.851	
20.	INTERESSI PASSIVI E ONERI ASSIMILATI		212.512
	di cui:		
	- su debiti verso clientela	132.922	
	- su debiti rappresentati da titoli	61.784	
30.	DIVIDENDI E ALTRI PROVENTI:		
	a) su azioni, quote e altri titoli a reddito variabile		
	b) su partecipazioni		
	c) su partecipazioni imprese del gruppo		
40.	COMMISSIONI ATTIVE		83.437
50.	COMMISSIONI PASSIVE		5.432
60.	PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE		149.400
70.	ALTRI PROVENTI DI GESTIONE		16.736
80.	SPESE AMMINISTRATIVE:		714.926
	a) spese per il personale	187.050	
	di cui:		
	- salari e stipendi	131.594	
	- oneri sociali	40.805	
	- trattamento di fine rapporto	8.565	
	b) altre spese amministrative	527.876	
90.	RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI		32.574
100.	ACCANTONAMENTI PER RISCHI ED ONERI		
110.	ALTRI ONERI DI GESTIONE		124
120.	RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI		
130.	RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI		
170.	UTILE (PERDITA) DELLE ATTIVITÀ ORDINARIE		586.553
180.	PROVENTI STRAORDINARI		5.262.405
190.	ONERI STRAORDINARI		262.375
200.	UTILE (PERDITA) STRAORDINARIO		5.000.030
220.	IMPOSTE SUL REDDITO DELL'ESERCIZIO		1.033.343
230.	**UTILE (PERDITA) D'ESERCIZIO**		**4.553.240**

BANCA POPOLARE DI MANTOVA S.p.A.

Sede in MANTOVA – Viale Risorgimento 69

Capitale Sociale Euro 1.238.400 i.v.

Codice Fiscale 00103200762

Iscritta al Registro delle Imprese di Mantova

CONSIGLIO D'AMMINISTRAZIONE

Carlo ZANETTI	Presidente
Matteo COLANINNO	Vicepresidente
Gianfranco MACCHINI	Consigliere
Vittorio BOTTI	Consigliere
Angelo FERRARI	Consigliere
Mario GANDOLFI	Consigliere
Antonio MIELE	Consigliere
Sergio CORNELIANI	Consigliere

COLLEGIO SINDACALE

Daniele GIRELLI	Presidente
Luigi GUALERZI	Sindaco Effettivo
Luca FAVALESI	Sindaco Effettivo
Angelo Maria MONTANO	Sindaco Supplente
Pietro DI LISI	Sindaco Supplente

STATO PATRIMONIALE

(in euro)

ATTIVO

10.	CASSA E DISPONIBILITÀ PRESSO BANCHE CENTRALI E UFFICI POSTALI		113.407
30.	CREDITI VERSO BANCHE:		13.078.074
	a) a vista	2.029.324	
	b) altri crediti	11.048.750	
40.	CREDITI VERSO CLIENTELA		32.210.943
50.	OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:		36.197
	a) di emittenti pubblici	36.197	
90.	IMMOBILIZZAZIONI IMMATERIALI		325.584
100.	IMMOBILIZZAZIONI MATERIALI		779.814
130.	ALTRE ATTIVITÀ		1.872.253
140.	RATEI E RISCONTI ATTIVI:		126.931
	a) ratei attivi	82.881	
	b) risconti attivi	44.050	
TOTALE DELL'ATTIVO			**48.543.203**

PASSIVO

10.	DEBITI VERSO BANCHE:		1.732.836
	a) a vista	1.230.640	
	b) a termine o con preavviso	502.196	
20.	DEBITI VERSO CLIENTELA:		17.229.883
	a) a vista	6.179.361	
	b) a termine o con preavviso	11.050.522	
30.	DEBITI RAPPRESENTATI DA TITOLI:		15.510.259
	a) obbligazioni	15.000.000	
	b) certificati di deposito	510.259	
	c) altri titoli		
50.	ALTRE PASSIVITÀ		1.916.464
60.	RATEI E RISCONTI PASSIVI:		314.966
	a) ratei passivi	266.628	
	b) risconti passivi	48.338	
70.	TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO		15770
80.	FONDI PER RISCHI ED ONERI		54.178
	a) fondi di quiescenza e per obblighi simili		
	b) fondi imposte e tasse	54.178	
	c) altri fondi		
90.	FONDI RISCHI SU CREDITI		
100.	FONDO PER RISCHI BANCARI GENERALI		723.040
120.	CAPITALE		1.238.400
130.	SOVRAPPREZZI DI EMISSIONE		6.750.244
140.	RISERVE:		2.896.237
	a) riserva legale	946.008	
	b) riserva per azioni o quote proprie		
	c) riserve statutarie	1.536.770	
	d) altre riserve	413.459	
160.	UTILE D'ESERCIZIO PRECEDENTE		86.180
170.	UTILE (PERDITA) D'ESERCIZIO		74.746
	TOTALE DEL PASSIVO		**48.543.203**

GARANZIE E IMPEGNI

10.	GARANZIE RILASCIATE		1.545.609
	di cui:		
	- altre garanzie	1.545.609	
20.	IMPEGNI		10.170

CONTO ECONOMICO
(in euro)

10.	INTERESSI ATTIVI E PROVENTI ASSIMILATI		2.253.236
	di cui:		
	- su crediti verso clientela	1.348.405	
	- su titoli a reddito fisso	650	
20.	INTERESSI PASSIVI E ONERI ASSIMILATI		1.292.725
	di cui:		
	- su debiti verso clientela	712.101	
	- su debiti rappresentati da titoli	297.463	
40.	COMMISSIONI ATTIVE		151.665
50.	COMMISSIONI PASSIVE		7.999
60.	PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE		(4.410)
70.	ALTRI PROVENTI DI GESTIONE		633.114
80.	SPESE AMMINISTRATIVE:		1.319.757
	a) spese per il personale	312.271	
	di cui:		
	- salari e stipendi	229.932	
	- oneri sociali	64.703	
	- trattamento di fine rapporto	15.650	
	b) altre spese amministrative	1.007.486	
90.	RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI		192.825
120.	RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI		19.399
170.	UTILE (PERDITA) DELLE ATTIVITÀ ORDINARIE		200.900
180.	PROVENTI STRAORDINARI		10.620
190.	ONERI STRAORDINARI		1.978
200.	UTILE (PERDITA) STRAORDINARIO		8.642
220.	IMPOSTE SUL REDDITO DELL'ESERCIZIO		134.796
230.	**UTILE (PERDITA) D'ESERCIZIO**		**74.746**

CASSA DI RISPARMIO DI IMOLA S.p.A.

Sede in IMOLA – Via Cavour 53

Capitale Sociale Euro 52.486.281 i.v.
Codice Fiscale 01501691206
Iscritta al Registro delle Imprese di Bologna

CONSIGLIO D'AMMINISTRAZIONE

Domenico LANZONI	Presidente
Giovanni BENEVENTO	Vicepresidente
Paolo BIANCHI	Amministratore Delegato
Gianpiero FIORANI	Consigliere
Giovanni ANDALÒ	Consigliere
Giulio CICOGNANI	Consigliere
Giovanni VISMARA	Consigliere
Gianfranco MACCHINI	Consigliere
Cesare BRUGOLA	Consigliere

COLLEGIO SINDACALE

Gianandrea GOISIS	Presidente
Tiberio FRASCARI	Sindaco Effettivo
Romano TELLARINI	Sindaco Effettivo
Patrizio TRIFONI	Sindaco Supplente
Roberta ZAGANELLI	Sindaco Supplente

STATO PATRIMONIALE

(in euro)

ATTIVO

10.	CASSA E DISPONIBILITÀ PRESSO BANCHE CENTRALI E UFFICI POSTALI		7.344.882
20.	TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI		9.964.977
30.	CREDITI VERSO BANCHE:		141.921.373
	a) a vista	22.418.801	
	b) altri crediti	119.502.572	
40.	CREDITI VERSO CLIENTELA		608.882.389
	di cui:		
	- crediti con fondi di terzi in amministrazione	175.776	
50.	OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:		101.935.758
	a) di emittenti pubblici	9.082.250	
	b) di banche	42.698.357	
	di cui: titoli propri		
	c) di enti finanziari		
	d) di altri emittenti	50.155.151	
60.	AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE		3.929.216
70.	PARTECIPAZIONI		6.569.444
80.	PARTECIPAZIONI IN IMPRESE DEL GRUPPO		227.757
90.	IMMOBILIZZAZIONI IMMATERIALI		1.265.125
	di cui:		
	- avviamento		
100.	IMMOBILIZZAZIONI MATERIALI		31.545.917
130.	ALTRE ATTIVITÀ		32.357.075
140.	RATEI E RISCONTI ATTIVI:		4.269.578
	a) ratei attivi	3.905.217	
	b) risconti attivi	364.361	
TOTALE DELL'ATTIVO			**950.213.491**

PASSIVO

10.	DEBITI VERSO BANCHE:		24.934.436
	a) a vista	2.658.019	
	b) a termine o con preavviso	22.276.417	
20.	DEBITI VERSO CLIENTELA:		456.916.223
	a) a vista	368.772.761	
	b) a termine o con preavviso	88.143.462	
30.	DEBITI RAPPRESENTATI DA TITOLI:		275.401.744
	a) obbligazioni	250.791.574	
	b) certificati di deposito	23.960.610	
	c) altri titoli	649.560	
40.	FONDI DI TERZI IN AMMINISTRAZIONE		175.776
50.	ALTRE PASSIVITÀ		35.208.685
60.	RATEI E RISCONTI PASSIVI:		5.850.406
	a) ratei passivi	4.315.334	
	b) risconti passivi	1.535.072	
70.	TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO		3.969.044
80.	FONDI PER RISCHI ED ONERI		13.870.121
	a) fondi di quiescenza e per obblighi simili	3.272.787	
	b) fondi imposte e tasse	7.085.607	
	c) altri fondi	3.511.727	
90.	FONDI RISCHI SU CREDITI		1.572.886
100.	FONDO PER RISCHI BANCARI GENERALI		2.582.284
120.	CAPITALE		52.486.282
130.	SOVRAPPREZZI DI EMISSIONE		35.951.835
140.	RISERVE:		25.247.294
	a) riserva legale	10.553.026	
	b) riserva per azioni o quote proprie		
	c) riserve statutarie		
	d) altre riserve	14.694.268	
150.	RISERVE DI RIVALUTAZIONE		8.942.097
170.	UTILE (PERDITA) D'ESERCIZIO		7.104.378
TOTALE DEL PASSIVO			**950.213.491**

GARANZIE E IMPEGNI

10.	GARANZIE RILASCIATE		59.533.481
	di cui:		
	- accettazioni	423.121	
	- altre garanzie	59.110.360	
20.	IMPEGNI		59.234.766

CONTO ECONOMICO
(in euro)

10.	INTERESSI ATTIVI E PROVENTI ASSIMILATI		51.215.933
	di cui:		
	- su crediti verso clientela	39.871.365	
	- su titoli di debito	6.855.087	
20.	INTERESSI PASSIVI E ONERI ASSIMILATI		22.450.520
	di cui:		
	- su debiti verso clientela	10.094.534	
	- su debiti rappresentati da titoli	10.782.967	
30.	DIVIDENDI E ALTRI PROVENTI:		1.528.631
	a) su azioni, quote e altri titoli a reddito variabile	65.193	
	b) su partecipazioni	1.120.355	
	c) su partecipazioni in imprese del gruppo	343.083	
40.	COMMISSIONI ATTIVE		11.576.725
50.	COMMISSIONI PASSIVE		835.167
60.	PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE		(2.463.031)
70.	ALTRI PROVENTI DI GESTIONE		5.806.863
80.	SPESE AMMINISTRATIVE:		30.487.065
	a) spese per il personale	16.604.184	
	di cui:		
	- salari e stipendi	11.189.300	
	- oneri sociali	2.954.035	
	- trattamento di fine rapporto	1.402.641	
	- trattamento di quiescenza e simili	936.397	
	b) altre spese amministrative	13.882.881	
90.	RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI		3.293.456
100.	ACCANTONAMENTI PER RISCHI ED ONERI		150.776
110.	ALTRI ONERI DI GESTIONE		463.712
120.	RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI		3.084.864
130.	RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI		824.401
140.	ACCANTONAMENTI AI FONDI RISCHI SU CREDITI		1.291.142
160.	RIPRESE DI VALORE SU IMMOBILIZ. FINANZIARIE		
170.	UTILE (PERDITA) DELLE ATTIVITÀ ORDINARIE		6.432.820
180.	PROVENTI STRAORDINARI		6.842.992
190.	ONERI STRAORDINARI		1.716.251
200.	UTILE (PERDITA) STRAORDINARIO		5.126.741
220.	IMPOSTE SUL REDDITO DELL'ESERCIZIO		4.455.183
230.	**UTILE (PERDITA) D'ESERCIZIO**		**7.104.378**

CASSA DI RISPARMI DI LIVORNO S.p.A.

Sede in LIVORNO – Piazza Grande 21

Capitale Sociale Euro 49.160.280 i.v.
Codice Fiscale 01055040495
Iscritta al Registro delle Imprese di Livorno

CONSIGLIO D'AMMINISTRAZIONE

Ippolito MUSETTI	Presidente
Gianpiero FIORANI	Vicepresidente
Alberto AGNELOTTI	Consigliere
Francesco ALFIERI	Consigliere
Giacomo BARSOTTI	Consigliere
Paolo BIANCHI	Consigliere
Rodolfo CAVALLO	Consigliere
Fabio Massimo CONTI	Consigliere
Francesco BORGHINI	Consigliere
Giovanni SIRTORI LAVIOSA	Consigliere
Riccardo VITTI	Consigliere

COLLEGIO SINDACALE

Mario GUERRINI	Presidente
Gianandrea GOISIS	Sindaco Effettivo
Silvano MASI	Sindaco Effettivo
Fabrizio MIGLI	Sindaco Supplente
Cristian Fabio PARADISO	Sindaco Supplente

STATO PATRIMONIALE

(in euro)

ATTIVO

10.	CASSA E DISPONIBILITÀ PRESSO BANCHE CENTRALI E UFFICI POSTALI		8.654.409
20.	TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI		18.671.347
30.	CREDITI VERSO BANCHE:		52.206.552
	a) a vista	1.942.827	
	b) altri crediti	50.263.725	
40.	CREDITI VERSO CLIENTELA		694.992.372
50.	OBBLIGAZIONI		139.037.379
	a) di emittenti pubblici	116.944.928	
	b) di banche	13.621.204	
	c) di enti finanziari	8.093.613	
	d) di altri emittenti	377.634	
60.	AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE		1.061.920
70.	PARTECIPAZIONI		13.574.456
80.	PARTECIPAZIONI IN IMPRESE DEL GRUPPO		4.900.652
90.	IMMOBILIZZAZIONI IMMATERIALI		1.222.019
100.	IMMOBILIZZAZIONI MATERIALI		33.748.723
130.	ALTRE ATTIVITÀ		69.850.427
140.	RATEI E RISCONTI ATTIVI:		2.683.062
	a) ratei attivi	2.613.475	
	b) risconti attivi	69.587	
TOTALE DELL'ATTIVO			**1.040.603.318**

PASSIVO

10.	DEBITI VERSO BANCHE:		85.539.885
	a) a vista	75.590.709	
	b) a termine o con preavviso	9.949.176	
20.	DEBITI VERSO CLIENTELA:		635.060.607
	a) a vista	524.046.581	
	b) a termine o con preavviso	111.014.026	
30.	DEBITI RAPPRESENTATI DA TITOLI:		158.954.570
	a) obbligazioni	115.610.560	
	b) certificati di deposito	43.344.010	
50.	ALTRE PASSIVITÀ		26.658.488
60.	RATEI E RISCONTI PASSIVI:		2.668.969
	a) ratei passivi	2.488.930	
	b) risconti passivi	180.039	
70.	TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO		10.854.965
80.	FONDI PER RISCHI ED ONERI		24.659.034
	a) fondi di quiescenza e per obblighi simili	14.866.166	
	b) fondi imposte e tasse	7.518.936	
	c) altri fondi	2.273.932	
90.	FONDI RISCHI SU CREDITI		2.686.780
100.	FONDO PER RISCHI BANCARI GENERALI		392.724
110.	PASSIVITÀ SUBORDINATE		15.493.680
120.	CAPITALE		49.160.280
130.	SOVRAPPREZZI DI EMISSIONE		1.684.166
140.	RISERVE:		12.398.660
	a) riserva legale	9.319.376	
	c) riserve statutarie	3.079.284	
150.	RISERVE DI RIVALUTAZIONE		8.950.381
170.	UTILE (PERDITA) D'ESERCIZIO		5.440.129
TOTALE DEL PASSIVO			**1.040.603.318**

GARANZIE E IMPEGNI

10.	GARANZIE RILASCIATE		49.718.661
	di cui:		
	- accettazioni		
	- altre garanzie	49.718.661	
20.	Impegni		12.584.847

CONTO ECONOMICO
(in euro)

10.	INTERESSI ATTIVI E PROVENTI ASSIMILATI		61.673.677
	di cui:		
	- su crediti verso clientela	51.272.809	
	- su titoli di debito	9.149.030	
20.	INTERESSI PASSIVI E ONERI ASSIMILATI		22.794.717
	di cui:		
	- su debiti verso clientela	13.983.470	
	- su debiti rappresentati da titoli	6.961.470	
30.	DIVIDENDI E ALTRI PROVENTI:		1.109.028
	a) su azioni, quote e altri titoli a reddito variabile	20.658	
	b) su partecipazioni	187.155	
	c) su partecipazioni in imprese del gruppo	901.215	
40.	COMMISSIONI ATTIVE		12.853.696
50.	COMMISSIONI PASSIVE		876.275
60.	PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE		1.295.595
70.	ALTRI PROVENTI DI GESTIONE		5.327.237
80.	SPESE AMMINISTRATIVE:		39.830.895
	a) spese per il personale	22.315.440	
	di cui:		
	- salari e stipendi	15.898.968	
	- oneri sociali	3.932.222	
	- trattamento di fine rapporto	1.026.828	
	- trattamento di quiescenza e simili	1.457.421	
	b) altre spese amministrative	17515456	
90.	RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI		2.778.726
100.	ACCANTONAMENTO PER RISCHI E ONERI		154.937
110.	ALTRI ONERI DI GESTIONE		187.773
120.	RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI		4.518.669
130.	RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI		1.770.736
140.	ACCANTONAMENTI AI FONDI RISCHI SU CREDITI		944.498
150.	RETTIFICHE DI VALORE SU IMMOBILIZ. FINANZIARIE		131.602
160.	RIPRESE DI VALORE SU IMMOBILIZ. FINANZIARIE		5.320
170.	UTILE (PERDITA) DELLE ATTIVITÀ ORDINARIE		11.817.197
180.	PROVENTI STRAORDINARI		1.515.558
190.	ONERI STRAORDINARI		5.930.090
200.	UTILE (PERDITA) STRAORDINARIO		(4.414.532)
210.	VARIAZIONE DEL F/PER RISCHI BANCARI GENERALI		2.324.056
220.	IMPOSTE SUL REDDITO DELL'ESERCIZIO		4.286.592
230.	**UTILE (PERDITA) D'ESERCIZIO**		**5.440.129**

CASSA DI RISPARMIO DI LUCCA S.p.A.

Sede in LUCCA – Piazza San Giusto 10

Capitale Sociale Euro 182.000.000 i.v.
Codice Fiscale 01460540469
Iscritta al Registro delle Imprese di Lucca

CONSIGLIO D'AMMINISTRAZIONE

Alberto VARETTI	Presidente
Gianpiero FIORANI	Vicepresidente
Luigi NEGRI	Consigliere con Deleghe
Vittorio ARMANI	Consigliere
Carlo Fulvio BARSANTI	Consigliere
Paolo BIANCHI	Consigliere
Michele BORTOLI	Consigliere
Rodolfo CAVALLO	Consigliere
Dario NICOLINI	Consigliere
Luciano RAGGHIANTI	Consigliere
Umberto TENUCCI	Consigliere

COLLEGIO SINDACALE

Carlo ALLUISINI	Presidente
Antonio BANDETTINI	Sindaco Effettivo
Pietro CASALI	Sindaco Effettivo
Fabio MAZZONI	Sindaco Supplente
Cristian Fabio PARADISO	Sindaco Supplente

STATO PATRIMONIALE

(in euro)

ATTIVO

10.	CASSA E DISPONIBILITÀ PRESSO BANCHE CENTRALI E UFFICI POSTALI		26.230.654
20.	TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI		131.917.209
30.	CREDITI VERSO BANCHE:		227.610.497
	a) a vista	52.161.613	
	b) altri crediti	175.448.884	
40.	CREDITI VERSO CLIENTELA		2.278.339.062
50.	OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:		306.900.021
	a) di emittenti pubblici	209.104.189	
	b) di banche	72.032.595	
	di cui: titoli propri	10.346.716	
	c) di enti finanziari	22.343.731	
	d) di altri emittenti	3.419.506	
60.	AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE		45.989.471
70.	PARTECIPAZIONI		35.484.488
80.	PARTECIPAZIONI IN IMPRESE DEL GRUPPO		35.866.753
90.	IMMOBILIZZAZIONI IMMATERIALI		2.760.337
100.	IMMOBILIZZAZIONI MATERIALI		156.274.096
130.	ALTRE ATTIVITÀ		237.945.263
140.	RATEI E RISCONTI ATTIVI:		8.458.641
	a) ratei attivi	7.734.737	
	b) risconti attivi	723.904	
TOTALE DELL'ATTIVO			**3.493.776.492**

PASSIVO

10.	DEBITI VERSO BANCHE:		270.109.808
	a) a vista	158.230.288	
	b) a termine o con preavviso	111.879.520	
20.	DEBITI VERSO CLIENTELA:		1.575.793.604
	a) a vista	1.328.061.420	
	b) a termine o con preavviso	247.732.184	
30.	DEBITI RAPPRESENTATI DA TITOLI:		939.002.178
	a) obbligazioni	825.647.564	
	b) certificati di deposito	113.354.614	
	c) altri titoli		
50.	ALTRE PASSIVITÀ		136.788.377
60.	RATEI E RISCONTI PASSIVI:		10.143.507
	a) ratei passivi	9.059.879	
	b) risconti passivi	1.083.628	
70.	TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO		24.892.536
80.	FONDI PER RISCHI ED ONERI		93.820.591
	a) fondi di quiescenza e per obblighi simili	35.531.536	
	b) fondi imposte e tasse	46.659.302	
	c) altri fondi	11.629.753	
90.	FONDI RISCHI SU CREDITI		7.653.748
100.	FONDO PER RISCHI BANCARI GENERALI		33.356.100
120.	CAPITALE		182.000.000
140.	RISERVE:		77.959.162
	a) riserva legale	7.130.081	
	b) riserva per azioni o quote proprie		
	c) riserve statutarie	58.178.330	
	d) altre riserve	12.650.751	
150.	RISERVE DI RIVALUTAZIONE		109.340.217
170.	UTILE (PERDITA) D'ESERCIZIO		32.916.664
TOTALE DEL PASSIVO			**3.493.776.492**

GARANZIE E IMPEGNI

10.	GARANZIE RILASCIATE		155.129.085
	di cui:		
	- accettazioni	2.083.541	
	- altre garanzie	153.045.544	
20.	IMPEGNI		180.538.012

CONTO ECONOMICO
(in euro)

10.	INTERESSI ATTIVI E PROVENTI ASSIMILATI		180.554.011
	di cui:		
	- su crediti verso clientela	152.681.299	
	- su titoli di debito	20.728.983	
20.	INTERESSI PASSIVI E ONERI ASSIMILATI		73.340.024
	di cui:		
	- su debiti verso clientela	32.662.879	
	- su debiti rappresentati da titoli	33.326.005	
30.	DIVIDENDI E ALTRI PROVENTI:		12.077.851
	a) su azioni, quote e altri titoli a reddito variabile	687.530	
	b) su partecipazioni	772.110	
	c) su partecipazioni in imprese del gruppo	10.618.211	
40.	COMMISSIONI ATTIVE		50.297.766
50.	COMMISSIONI PASSIVE		3.128.920
60.	PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE		279.401
70.	ALTRI PROVENTI DI GESTIONE		25.077.591
80.	SPESE AMMINISTRATIVE:		112.432.148
	a) spese per il personale	59.421.629	
	di cui:		
	- salari e stipendi	41.857.655	
	- oneri sociali	11.108.265	
	- trattamento di fine rapporto	3.057.510	
	- trattamento di quiescenza e simili	2.057.415	
	b) altre spese amministrative	53.010.520	
90.	RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI		7.681.165
100.	ACCANTONAMENTI PER RISCHI ED ONERI		2.374.085
110.	ALTRI ONERI DI GESTIONE		937.590
120.	RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI		13.225.736
130.	RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI		4.217.924
140.	ACCANTONAMENTI AI FONDI RISCHI SU CREDITI		3.808.863
150.	RETTIFICHE DI VALORE SU IMMOBILIZ. FINANZIARIE		2.745.951
160.	RIPRESE DI VALORE SU IMMOBILIZ. FINANZIARIE		146.802
170.	UTILE (PERDITA) DELLE ATTIVITÀ ORDINARIE		52.418.062
180.	PROVENTI STRAORDINARI		5.840.757
190.	ONERI STRAORDINARI		1.338.883
200.	UTILE (PERDITA) STRAORDINARIO		4.501.874
220.	IMPOSTE SUL REDDITO DELL'ESERCIZIO		24.003.272
230.	**UTILE (PERDITA) D'ESERCIZIO**		**32.916.664**

CASSA DI RISPARMIO DI PISA S.p.A.

Sede in PISA – Piazza Dante 1

Capitale Sociale Euro 79.051.200 i.v.
Codice Fiscale 01216630507;
Iscritta al Registro delle Imprese di Pisa

CONSIGLIO D'AMMINISTRAZIONE

Luigi MARCHETTI	Presidente
Gianpiero FIORANI	Vicepresidente
Vinicio BERNARDINI	Consigliere
Antonio CRISTIANI	Consigliere
Roberto BIONDI	Consigliere
Pierluigi FILIPPI	Consigliere
Piero STUDIATI BERNI	Consigliere
Paolo LANDI	Consigliere
Valerio POI	Consigliere
Alassandro CARROZZA	Consigliere
Sandro SELI	Consigliere

COLLEGIO SINDACALE

Luigino BONACCORSI	Presidente
Gianandrea GOISIS	Sindaco Effettivo
Massimo CATARSI	Sindaco Effettivo
Franco FALORNI	Sindaco Supplente
Cristan Fabio PARADISO	Sindaco Supplente

STATO PATRIMONIALE

(in euro)

ATTIVO

10.	CASSA E DISPONIBILITÀ PRESSO BANCHE CENTRALI E UFFICI POSTALI		10.395.987
20.	TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI		153.575.493
30.	CREDITI VERSO BANCHE:		295.188.476
	a) a vista	50.785.662	
	b) altri crediti	244.402.814	
40.	CREDITI VERSO CLIENTELA		1.508.776.452
50.	OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:		125.435.527
	a) di emittenti pubblici	64.643.788	
	b) di banche	42.831.809	
	di cui:		
	- titoli propri	372.897	
	c) di enti finanziari	11.765.155	
	d) di altri emittenti	6.194.775	
60.	AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE		2.622.639
70.	PARTECIPAZIONI		17.641.594
80.	PARTECIPAZIONI IN IMPRESE DEL GRUPPO		15.983.706
90.	IMMOBILIZZAZIONI IMMATERIALI		2.234.716
100.	IMMOBILIZZAZIONI MATERIALI		59.451.328
130.	ALTRE ATTIVITÀ		139.861.734
140.	RATEI E RISCONTI ATTIVI:		14.155.424
	a) ratei attivi	13.961.504	
	b) risconti attivi	193.920	
TOTALE DELL'ATTIVO			**2.345.323.076**

PASSIVO

10.	DEBITI VERSO BANCHE:		215.495.347
	a) a vista	83.955.729	
	b) a termine o con preavviso	131.539.618	
20.	DEBITI VERSO CLIENTELA:		1.103.802.775
	a) a vista	912.256.349	
	b) a termine o con preavviso	191.546.426	
30.	DEBITI RAPPRESENTATI DA TITOLI:		579.821.669
	a) obbligazioni	504.176.516	
	b) certificati di deposito	75.645.153	
	c) altri titoli		
50.	ALTRE PASSIVITÀ		140.520.156
60.	RATEI E RISCONTI PASSIVI:		7.696.338
	a) ratei passivi	7.485.265	
	b) risconti passivi	211.073	
70.	TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO		10.185.411
80.	FONDI PER RISCHI ED ONERI		51.866.445
	a) fondi di quiescenza e per obblighi simili	22.477.660	
	b) fondi imposte e tasse	22.472.740	
	c) altri fondi	6.916.045	
90.	FONDI RISCHI SU CREDITI		8.164.735
100.	FONDO PER RISCHI BANCARI GENERALI		2.582.285
110.	PASSIVITÀ SUBORDINATE		46.481.040
120.	CAPITALE		79.051.200
130.	SOVRAPPREZZI DI EMISSIONE		42.413.601
140.	RISERVE:		26.377.071
	a) riserva legale	3.682.856	
	b) riserva per azioni o quote proprie		
	c) riserve statutarie		
	d) altre riserve	22.694.215	
150.	RISERVE DI RIVALUTAZIONE		17.251.604
170.	UTILE (PERDITA) D'ESERCIZIO		13.613.399
TOTALE DEL PASSIVO			**2.345.323.076**

GARANZIE E IMPEGNI

10.	GARANZIE RILASCIATE		102.808.268
	di cui:		
	- accettazioni		
	- altre garanzie	102.808.268	
20.	IMPEGNI		5.148.449

CONTO ECONOMICO
(in euro)

10.	INTERESSI ATTIVI E PROVENTI ASSIMILATI		122.627.29 2
	di cui:		
	- su crediti verso clientela	99.866.631	
	- su titoli di debito	16.992.758	
20.	INTERESSI PASSIVI E ONERI ASSIMILATI		54.579.949
	di cui:		
	- su debiti verso clientela	24.764.518	
	- su debiti rappresentati da titoli	21.804.496	
30.	DIVIDENDI E ALTRI PROVENTI:		4.321.318
	a) su azioni, quote e altri titoli a reddito variabile	5.694	
	b) su partecipazioni	426.850	
	c) su partecipazioni in imprese del gruppo	3.888.774	
40.	COMMISSIONI ATTIVE		25.491.539
50.	COMMISSIONI PASSIVE		2.017.996
60.	PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE		785.197
70.	ALTRI PROVENTI DI GESTIONE		13.695.701
80.	SPESE AMMINISTRATIVE:		69.081.552
	a) spese per il personale	36.788.444	
	di cui:		
	- salari e stipendi	24.943.499	
	- oneri sociali	6.497.920	
	- trattamento di fine rapporto	1.965.461	
	- trattamento di quiescenza e simili	1.836.856	
	b) altre spese amministrative	32.293.109	
90.	RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI		4.701.280
100.	ACCANTONAMENTI PER RISCHI ED ONERI		1.492.726
120.	RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI		11.977.720
130.	RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI		3.057.465
140.	ACCANTONAMENTI AI FONDI RISCHI SU CREDITI		167.902
150.	RETTIFICHE DI VALORE SU IMMOBILIZ. FINANZIARIE		1.568.656
160.	RIPRESE DI VALORE SU IMMOBILIZ. FINANZIARIE		84.301
170.	UTILE (PERDITA) DELLE ATTIVITÀ ORDINARIE		24.475.034
180.	PROVENTI STRAORDINARI		2.270.032
190.	ONERI STRAORDINARI		1.288.912
200.	UTILE (PERDITA) STRAORDINARIO		981.120
220.	IMPOSTE SUL REDDITO DELL'ESERCIZIO		11.842.756
230.	**UTILE (PERDITA) D'ESERCIZIO**		**13.613.399**

EFIBANCA S.p.A.

Sede in ROMA – Via Po 28/32

Capitale Sociale Euro 158.056.500 i.v.
Codice Fiscale 00697820587
Iscritta al Registro delle Imprese di Roma

CONSIGLIO D'AMMINISTRAZIONE

Pietro RASTELLI	Presidente
Enrico Maria FAGIOLI MARZOCCHI	Amministratore Delegato
Antonio AIELLO	Consigliere
Roberto COLANINNO	Consigliere
Vittorio MERLONI	Consigliere
Francesco FERRARI	Consigliere
Gianpiero FIORANI	Consigliere
Tonino PERNA	Consigliere
Luciano MARINELLI	Consigliere
Desiderio ZONCADA	Consigliere
Domenico ZUCCHETTI	Consigliere

COLLEGIO SINDACALE

Enrico PERNIGOTTO	Presidente
Mario AMOROSO	Sindaco Effettivo
Giuseppe ANGIOLINI	Sindaco Effettivo
Roberto ASCOLI	Sindaco Supplente
Paolo Giacinto BONAZZI	Sindaco Supplente

STATO PATRIMONIALE

(in Lire)

ATTIVO

10.	CASSA E DISPONIBILITÀ PRESSO BANCHE CENTRALI E UFFICI POSTALI		154.307.275
20.	TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI		69.308.827.884
30.	CREDITI VERSO BANCHE:		695.237.473.622
	a) a vista	306.314.250.441	
	b) altri crediti	388.923.223.181	
40.	CREDITI VERSO CLIENTELA		11.641.905.047.497
50.	OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:		206.109.929.940
	a) di emittenti pubblici	23.770.320.564	
	b) di banche	62.491.089.933	
	di cui: titoli propri	3.005.492.863	
	c) di enti finanziari	9.611.257.027	
	d) di altri emittenti	110.237.262.416	
60.	AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE		3.117.153.671
70.	PARTECIPAZIONI		232.042.453.301
80.	PARTECIPAZIONI IN IMPRESE DEL GRUPPO		6.217.383.301
90.	IMMOBILIZZAZIONI IMMATERIALI		10.660.380.710
100.	IMMOBILIZZAZIONI MATERIALI		1.226.724.544
130.	ALTRE ATTIVITÀ		250.265.630.604
140.	RATEI E RISCONTI ATTIVI:		365.541.522.271
	a) ratei attivi	245.609.612.210	
	b) risconti attivi	119.931.910.061	
	di cui: disaggio di emissione su titoli	38.399.804.932	
TOTALE DELL'ATTIVO			**13.481.786.834.620**

PASSIVO

10.	DEBITI VERSO BANCHE:		2.148.781.957.084
	a) a vista	11.533.560.092	
	b) a termine o con preavviso	2.137.248.396.992	
20.	DEBITI VERSO CLIENTELA:		92.310.272.125
	a) a vista	15.190.279.876	
	b) a termine o con preavviso	77.119.992.249	
30.	DEBITI RAPPRESENTATI DA TITOLI:		9.562.197.753.999
	a) obbligazioni	9.112.171.114.346	
	b) certificati di deposito	439.702.448.013	
	c) altri titoli	10.324.191.640	
50.	ALTRE PASSIVITÀ		199.701.770.410
60.	RATEI E RISCONTI PASSIVI:		440.196.699.812
	a) ratei passivi	306.602.389.163	
	b) risconti passivi	133.594.310.649	
70.	TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO		17.754.806.994
80.	FONDI PER RISCHI ED ONERI		24.881.429.440
	a) fondi di quiescenza e per obblighi simili		
	b) fondi imposte e tasse	21.801.429.440	
	c) altri fondi	3.080.000.000	
90.	FONDI RISCHI SU CREDITI		40.004.213.248
110.	PASSIVITÀ SUBORDINATE		254.082.494.051
120.	CAPITALE		306.040.059.243
140.	RISERVE:		365.734.827.395
	a) riserva legale	44.542.616.598	
	b) riserva per azioni o quote proprie		
	c) riserve statutarie	51.654.404.120	
	d) altre riserve	269.537.806.677	
160.	UTILE D'ESERCIZIO PRECEDENTE		96.218.021
170.	UTILE (PERDITA) D'ESERCIZIO		30.004.332.798
	TOTALE DEL PASSIVO		**13.481.786.834.620**

GARANZIE E IMPEGNI

10.	GARANZIE RILASCIATE		535.048.431.323
	di cui:		
	- altre garanzie	535.048.431.323	
20.	IMPEGNI		1.195.537.125.548
	di cui:		
	- per vendite con obbligo di riacquisto	10.884.109.225	

CONTO ECONOMICO
(in Lire)

10.	INTERESSI ATTIVI E PROVENTI ASSIMILATI		746.183.577.637
	di cui:		
	- su crediti verso clientela	662.781.561.704	
	- su titoli di debito	13.460.239.101	
20.	INTERESSI PASSIVI E ONERI ASSIMILATI		618.728.866.997
	di cui:		
	- su debiti verso clientela	3.753.832.806	
	- su debiti rappresentati da titoli	484.246.889.094	
30.	DIVIDENDI E ALTRI PROVENTI:		5.244.643.454
	a) su azioni, quote e altri titoli a reddito variabile	126.900	
	b) su partecipazioni	5.244.516.554	
	c) su partecipazioni in imprese del gruppo		
40.	COMMISSIONI ATTIVE		44.915.878.961
50.	COMMISSIONI PASSIVE		17.612.025.581
60.	PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE		(1.570.103.454)
70.	ALTRI PROVENTI DI GESTIONE		39.236.620.929
80.	SPESE AMMINISTRATIVE:		77.647.320.408
	a) spese per il personale	55.463.512.258	
	di cui:		
	- salari e stipendi	38.959.390.133	
	- oneri sociali	11.548.248.188	
	- trattamento di fine rapporto	3.062.849.912	
	b) altre spese amministrative	22.183.808.150	
90.	RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI		7.089.686.578
100.	ACCANTONAMENTI PER RISCHI ED ONERI		2.580.000.000
110.	ALTRI ONERI DI GESTIONE		4.585.512.741
120.	RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI		37.294.600.404
130.	RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI		6.692.414.055
140.	ACCANTONAMENTI AI FONDI RISCHI SU CREDITI		8.201.788.753
150.	RETTIFICHE DI VALORE SU IMMOBILIZ. FINANZIARIE		12.195.996.301
170.	UTILE (PERDITA) DELLE ATTIVITÀ ORDINARIE		54.767.233.819
180.	PROVENTI STRAORDINARI		1.977.450.351
190.	ONERI STRAORDINARI		4.290.351.372
200.	UTILE (PERDITA) STRAORDINARIO		(2.312.901.021)
220.	IMPOSTE SUL REDDITO DELL'ESERCIZIO		22.450.000.000
230.	**UTILE (PERDITA) D'ESERCIZIO**		**30.004.332.798**

ICCRI

BANCA FEDERALE EUROPEA S.p.A.

Sede in ROMA – Via Boncompagni 71/H

Capitale Sociale Euro 683.199.517 i.v.

Codice Fiscale 01295770588

Iscritta al Registro delle Imprese di Roma

CONSIGLIO D'AMMINISTRAZIONE

Dino Piero GIARDA	Presidente
Giovanni BENEVENTO	Vicepresidente
Enrico BARACHINI	Vicepresidente
Fabrizio PALENZONA	Vicepresidente
Ippolito MUSETTI	Vicepresidente
Arturo LATTANZI	Amministratore Delegato
Antonio AIELLO	Consigliere
Ivo ALESSIANI	Consigliere
Fabio Massimo CONTI	Consigliere
Paolo CASADIO PIRAZZOLI	Consigliere
Alfredo CESARINI	Consigliere
Alberto CILLONI	Consigliere
Gianpiero FIORANI	Consigliere
Vincenzo DA MASSA CARRARA	Consigliere
Amato Luigi MOLINARI	Consigliere
Antonio PIRAS	Consigliere
Luca REMMERT	Consigliere
Luciano RAGGHIANTI	Consigliere
Giovanni Pio SCARSI	Consigliere
Alberto VARETTI	Consigliere
Fiorenzo TASSO	Consigliere

COLLEGIO SINDACALE

Gianandrea GOISIS	Presidente
Carlo CARAPIA	Sindaco Effettivo
Giovanni Battista ZUCCHETTI	Sindaco Effettivo
Ugo FAVA	Sindaco Effettivo
Francesco VESCE	Sindaco Effettivo
Carlo LAZZARINI	Sindaco Supplente
Luigi MARUZZI	Sindaco Supplente

STATO PATRIMONIALE

(in euro)

ATTIVO

10.	CASSA E DISPONIBILITÀ PRESSO BANCHE CENTRALI E UFFICI POSTALI		18.065
20.	TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI		1.313.245
30.	CREDITI VERSO BANCHE:		2.964.508.788
	a) a vista	616.185.681	
	b) altri crediti	2.348.323.107	
40.	CREDITI VERSO CLIENTELA		797.669.509
50.	OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:		1.485.013.242
	a) di emittenti pubblici	826.696.169	
	b) di banche	438.123.356	
	di cui: titoli propri	144.291	
	c) di enti finanziari		
	d) di altri emittenti	220.193.717	
60.	AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE		22.005.587
70.	PARTECIPAZIONI		149.457.132
80.	PARTECIPAZIONI IN IMPRESE DEL GRUPPO		1.119.584.296
90.	IMMOBILIZZAZIONI IMMATERIALI		7.649.490
100.	IMMOBILIZZAZIONI MATERIALI		16.014.198
130.	ALTRE ATTIVITÀ		600.764.923
140.	RATEI E RISCONTI ATTIVI:		56.525.618
	a) ratei attivi	44.190.513	
	b) risconti attivi	12.335.105	
	TOTALE DELL'ATTIVO		**7.220.524.093**

PASSIVO

10.	DEBITI VERSO BANCHE:		4.086.259.895
	a) a vista	812.197.015	
	b) a termine o con preavviso	3.274.062.880	
20.	DEBITI VERSO CLIENTELA:		360.782.179
	a) a vista	350.782.179	
	b) a termine o con preavviso	10.000.000	
30.	DEBITI RAPPRESENTATI DA TITOLI:		1.005.241.001
	a) obbligazioni	694.459.705	
	b) certificati di deposito		
	c) *altri titoli*	310.781.296	
50.	ALTRE PASSIVITÀ		176.588.163
60.	RATEI E RISCONTI PASSIVI:		41.513.442
	a) ratei passivi	37.785.269	
	b) risconti passivi	3.728.173	
70.	TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO		10.561.720
80.	*FONDI PER RISCHI ED ONERI*		99.966.983
	a) fondi di quiescenza e per obblighi simili	49.009.015	
	b) fondi imposte e tasse	29.918.551	
	c) altri fondi	21.039.417	
90.	FONDI RISCHI SU CREDITI		2.582.284
100.	FONDO PER RISCHI BANCARI GENERALI		6.197.483
110.	PASSIVITÀ SUBORDINATE		544.420.284
120.	CAPITALE		683.199.517
130.	SOVRAPPREZZI DI EMISSIONE		50.453.317
140.	RISERVE:		82.624.489
	a) riserva legale	27.961.635	
	b) riserva per azioni o quote proprie		
	c) riserve statutarie	54.662.854	
	d) altre riserve		
150.	RISERVE DI RIVALUTAZIONE		19.713.169
170.	UTILE (PERDITA) D'ESERCIZIO		50.420.167
TOTALE DEL PASSIVO			**7.220.524.093**

GARANZIE E IMPEGNI

10.	GARANZIE RILASCIATE		1.337.601.731
	di cui:		
	- altre garanzie	1.337.601.731	
20.	IMPEGNI		464.265.637

CONTO ECONOMICO
(in euro)

10.	INTERESSI ATTIVI E PROVENTI ASSIMILATI		210.125.097
	di cui:		
	- su crediti verso clientela	26.973.510	
	- su titoli di debito	69.465.809	
20.	INTERESSI PASSIVI E ONERI ASSIMILATI		231.480.985
	di cui:		
	- su debiti verso clientela	9.344.484	
	- su debiti rappresentati da titoli	61.757.404	
30.	DIVIDENDI E ALTRI PROVENTI:		68.860.108
	a) su azioni, quote e altri titoli a reddito variabile	1.541.879	
	b) su partecipazioni	1.008.292	
	c) su partecipazioni in imprese del gruppo	66.309.937	
40.	COMMISSIONI ATTIVE		33.855.467
50.	COMMISSIONI PASSIVE		7.681.895
60.	PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE		(9.890.022)
70.	ALTRI PROVENTI DI GESTIONE		29.794.313
80.	SPESE AMMINISTRATIVE:		72.325.753
	a) spese per il personale	29.821.899	
	di cui:		
	- salari e stipendi	18.585.100	
	- oneri sociali	6.765.139	
	- trattamento di fine rapporto	1.880.668	
	- trattamento di quiescenza e simili	346.722	
	- altre	2.244.270	
	b) altre spese amministrative	42.503.855	
90.	RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI		6.761.779
100.	ACCANTONAMENTI PER RISCHI ED ONERI		1.366.539
110.	ALTRI ONERI DI GESTIONE		2.245.458
120.	RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI		24.718.770
130.	RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI		26.247.244
150.	RETTIFICHE DI VALORE SU IMMOBILIZ. FINANZIARIE		9.545
160.	RIPRESE DI VALORE SU IMMOBILIZ. FINANZIARIE		7.018.643
170.	UTILE (PERDITA) DELLE ATTIVITÀ ORDINARIE		19.420.126
180.	PROVENTI STRAORDINARI		46.823.080
190.	ONERI STRAORDINARI		5.821.534
200.	UTILE (PERDITA) STRAORDINARIO		41.001.546
220.	IMPOSTE SUL REDDITO DELL'ESERCIZIO		10.001.505
230.	**UTILE (PERDITA) D'ESERCIZIO**		**50.420.167**

Dati sintetici di Bilancio al 31.12.2001 delle principali Società del Gruppo e Società sottoposte ad influenza notevole



ACILEASING S.p.A.

Sede in LUCCA - Via Catalani 67

Capitale Sociale Euro 2.600.000 i.v.

Codice Fiscale 01361590464

Iscritta al Registro delle Imprese di Lucca

Dati patrimoniali

Crediti verso clientela	952
Immobilizzazioni materiali	23.386
Totale Attivo	26.800
Patrimonio netto	3.030

Dati economici

Canoni attivi su beni in locazione	14.560
Spese amministrative	620
Utile d'esercizio	43

(dati in migliaia di euro)

ARCA MERCHANT S.p.A.

Sede in MILANO - Via della Moscova 3

Capitale Sociale Euro 70.456.689 i.v.

Codice Fiscale 08927930159

Iscritta al Registro delle Imprese di Milano

Dati patrimoniali

Titoli	28.647
Partecipazioni	87.426
Totale Attivo	143.286
Patrimonio netto	118.209

Dati economici

Dividendi	9.718
Proventi da attività merchant banking	2.674
Spese amministrative	3.333
Utile d'esercizio	8.391

(dati in migliaia di euro)

B2BIPIELLE S.p.A.

Sede in LODI - Via Polenghi Lombardo 13

Capitale Sociale Euro 15.000.000

Codice Fiscale 03031350964

Iscritta al Registro delle Imprese di Lodi

Dati patrimoniali

Immobilizzazioni immateriali	384
Totale Attivo	15.357
Patrimonio netto	13.737

Dati economici

Costi della produzione	(1.422)
Proventi e oneri finanziari	159
Perdita d'esercizio	(1.265)

(dati in migliaia di euro)

BIPIELLE CENTER S.p.A.

Sede in LODI – Via Polenghi Lombardo 13

Capitale Sociale Euro 6.197.482 i.v.

Codice Fiscale 10145160155

Iscritta al Registro delle Imprese di Lodi

Dati patrimoniali	
Totale crediti	2.709
Immobilizzazioni immateriali	1.464
Immobilizzazioni materiali	282
Totale attivo	6.923
Totale debiti	444
Patrimonio netto	6.337
Dati economici	
Valore della produzione	1.952
Costi della produzione	1.958
Proventi netti finanziari	178
Proventi netti straordinari	(106)
Utile d'esercizio	49

(dati in migliaia di euro)

BIPIELLE DUCATO LEASING S.p.A.

Sede in PISA - Via Ceci 52

Capitale Sociale Euro 15.480.000 i.v.

Codice Fiscale 00865870505

Iscritta al Registro delle Imprese di Pisa

Dati patrimoniali

Crediti verso enti creditizi	3.895
Crediti verso clientela	32.077
Totale Attivo	568.148
Debiti verso enti creditizi	454.038
Patrimonio netto	29.036

Dati economici

Commissioni attive	3.289
Commissioni passive	2.712
Utile d'esercizio	2.329

(dati in migliaia di euro)

BIPIELLE DUCATO S.p.A.

Sede in LUCCA - Via Di Piaggia 2/A

Capitale Sociale Euro 41.600.000 i.v.

Codice Fiscale 01305240465

Iscritta al Registro delle Imprese di Lucca

Dati patrimoniali

Crediti verso enti creditizi	33.734
Crediti verso clientela	1.027.360
Totale Attivo	1.158.494
Debiti verso enti creditizi	1.032.016
Patrimonio netto	67.630

Dati economici

Commissioni attive	7.391
Commissioni passive	20.203
Utile d'esercizio	11.795

(dati in migliaia di euro)

BIPIELLE FONDICRI SGR S.p.A.

Sede in LODI – Via Polenghi Lombardo 13
Capitale Sociale Euro 12.395.040 i.v.
Codice Fiscale 06511180587
Iscritta al Registro delle Imprese di Lodi

Dati patrimoniali	
Crediti verso enti creditizi	27.821
Portafoglio titoli	13.582
Totale Attivo	95.716
Debiti verso enti creditizi	18.154
Patrimonio netto	61.914
Dati economici	
Commissioni attive	74.603
Commissioni passive	56.406
Utile d'esercizio	5.177
Altre informazioni	
Patrimonio gestito	5.583.481
Numero fondi comuni d'investimento	45

(dati in migliaia di euro)

BIPIELLE REAL ESTATE S.p.A.

Sede in LODI – Via Polenghi Lombardo, 13

Capitale Sociale Euro 103.200.000 i.v.;

Codice Fiscale 00164430183

Iscritta al Registro delle Imprese di Lodi

Dati patrimoniali

Totale crediti	5.214
Immobilizzazioni materiali	181.102
Immobilizzazioni immateriali	1.824
Totale Attivo	192.729
Totale debiti	79.620
Patrimonio netto	112.982

Dati economici

Valore della produzione	25.605
Costi per servizi	7.267
Ammortamenti	5.377
Proventi e oneri finanziari	3.780
Proventi netti straordinari	157
Perdita d'esercizio	(1.517)

(dati in migliaia di euro)

BIPIELLE INFORMATION COMMUNICATION TECHNOLOGY S.p.A.

Sede in LODI – Via Polenghi Lombardo 13
Capitale Sociale Euro 10.320.000 i.v.
Codice Fiscale 04424390153
Iscritta al Registro delle Imprese di Lodi

Dati patrimoniali	
Totale crediti	22.084
Immobilizzazioni materiali	1.128
Immobilizzazioni immateriali	44.413
Totale Attivo	73.072
Debiti verso enti creditizi	14.155
Patrimonio netto	12.994
Dati economici	
Ricavi delle prestazioni	71.596
Costi per servizi	46.200
Ammortamenti	12.257
Proventi netti finanziari	(830)
Utile d'esercizio	246

(dati in migliaia di euro)

BIPIELLE PARTECIPAZIONI S.p.A.

Sede in LODI - Via Polenghi Lombardo 13

Capitale Sociale Euro 180.600.000 i.v.

Codice Fiscale 00394400485

Iscritta al Registro delle Imprese di Lodi

Dati patrimoniali

Crediti verso enti creditizi	3.088
Partecipazioni	75.150
Partecipazioni in imprese del gruppo	398.910
Totale Attivo	539.660
Debiti verso enti creditizi	315.039
Debiti verso enti finanziari	1.461
Debiti verso clientela	1.461
Patrimonio netto	196.848

Dati economici

Interessi attivi	106
Interessi passivi e oneri assimilati	15.776
Dividendi	31.178
Proventi e oneri straordinari	5.352
Utile d'esercizio	13.650

(dati in migliaia di euro)

BIPIELLE PREVIDENZA ASSICURATIVA S.r.l.

Sede in Milano - Via Bernina 7

Capitale Sociale Euro 104.000 i.v.

Codice Fiscale 09450380150

Iscritta al Registro delle Imprese di Milano

Dati patrimoniali	
Crediti verso clienti	3.084
Totale Attivo	3.907
Debiti verso enti creditizi	49
Patrimonio netto	212
Dati economici	
Valore della produzione	7.298
Costi per servizi	6.953
Proventi e oneri finanziari	3
Proventi e oneri straordinari	(18)
Utile d'esercizio	80

(dati in migliaia di euro)

BIPIELLE RISCOSSIONI S.p.A.

Sede di LODI - Via Polenghi Lombardo,13

Capitale Sociale Euro 2.582.285 i.v.

Codice Fiscale 04040991004

Iscritta al Registro delle Imprese di Lodi

Dati patrimoniali

Crediti verso enti creditizi	2.587
Totale Attivo	2.595
Altre passività	245
Patrimonio netto	2.350

Dati economici

Interessi attivi	21
Spese amministrative	250
Perdita d'esercizio	(229)

(dati in migliaia di euro)

BIPIELLE SANTANDER CENTRAL HISPANO SIM S.p.A.

Sede in LODI - Via Polenghi Lombardo, 13
Capitale Sociale Euro 30.003.300 i.v.
Codice Fiscale 00731690152
Iscritta al Registro delle Imprese Lodi

Dati patrimoniali

Crediti verso enti creditizi	197
Portafoglio titoli	1.451
Totale Attivo	5.455
Patrimonio netto	758

Dati economici

Profitti e perdite da operazioni finanziarie	44
Spese amministrative	1.421
Perdita d'esercizio	(1.742)

(dati in migliaia di euro)

BIPIELLE SOCIETA' DI GESTIONE DEL CREDITO S.p.A.

Sede in LODI - Via Polenghi Lombardo, 13

Capitale Sociale Euro 7.332.360 i.v.

Codice Fiscale 01868261205

Iscritta al Registro delle Imprese Lodi

Dati patrimoniali	
Partecipazioni	10.438
Immobilizzazioni immateriali	2
Totale Attivo	12.540
Debiti verso enti creditizi	3.228
Patrimonio netto	8.311
Dati economici	
Interessi passivi	158
Spese Amministrative	46
Proventi netti straordinari	486
Perdita d'esercizio	(730)

(dati in migliaia di euro)

EFIBANCA

PALLADIO FINANZIARIA SGR S.p.A.

Sede in MILANO – Via Larga, 23

Capitale Sociale Euro 5.676.000 i.v.

Codice Fiscale 03883560488

Iscritta al Registro delle Imprese di Milano

Dati patrimoniali

Crediti verso enti creditizi	5.891
Totale Attivo	8.171
Patrimonio netto	6.439

Dati economici

Interessi attivi	207
Spese amministrative	167
Utile d'esercizio	59

(dati in migliaia di euro)

GRIFOGEST SGR S.p.A.

Sede in FIRENZE - Via Tornabuoni 1

Capitale Sociale Euro 2.582.300 i.v.

Codice Fiscale 02104010489

Iscritta al Registro delle Imprese di Firenze

Dati patrimoniali

Crediti verso enti creditizi	4.842
Portafoglio titoli	5.871
Totale Attivo	13.267
Debiti verso enti creditizi	3.253
Patrimonio netto	7.673

Dati economici

Commissioni attive	22.710
Commissioni passive	15.867
Utile d'esercizio	2.001

Altre informazioni

Patrimonio gestito	1.550
Numero fondi comuni d'investimento	7

(dati in migliaia di euro)

ITALFORTUNE INTERNATIONAL ADVISORS SA

Sede in LUSSEMBURGO – Route D'Esch, 69

Capitale Sociale USD 120.000

Dati patrimoniali	
Crediti verso enti creditizi	1.011
Portafoglio titoli	169
Totale Attivo	1.443
Patrimonio netto	584
Dati economici	
Commissioni attive	3.031
Commissioni passive	2.379
Utile d'esercizio	427
Altre informazioni	
Patrimonio gestito	216.607
Numero comparti sicav	6

(dati in migliaia di dollari)



Prospetto riassuntivo dello stato dei Conti principali

Prospetto riassuntivo dello stato dei conti principali della Banca dal 1° giugno 1864 al 31 dicembre 2001

ANNI D'ESERCIZIO		Soci	Azioni	Capitale sociale	RISERVA			Prestiti Sconti Anticipazioni	Conti Correnti Attivi
					Ordinaria e sovrapp. azioni	a garanzia Titoli	TOTALE		
	dal 1°-6-1864								
1	al 31-12-1865	365	388	23.280	1.655	–	1.655	39.233	–
5	Anno 1869	1154	2.400	144.000	17.560	–	17.560	510.259	52.456
10	1874	3330	16.809	1.008.540	376.795	–	376.795	2.678.298	1.725.164
15	1879	4619	22.872	1.372.320	653.788	–	653.788	6.305.373	2.388.215
20	1884	6033	25.240	1.512.240	771.352	–	771.352	2.309.375	3.268.970
25	1889	6728	26.076[1][2]	1.564.590	822.264	–	822.264	5.256.817	3.081.894
30	1894	6590	26.230[1][2]	1.573.830	726.673	48.913	775.586	4.199.557	2.248.939
35	1889	6612	26.230[1][2]	1.573.830	825.392	77.779	904.171	5.241.445	2.964.743
40	1904	7124	26.654	1.599.240	856.540	186.747	1.043.287	6.622.078	3.571.638
45	1909	7744	27.340	1.640.400	1.051.917	166.052	1.217.969	8.032.214	9.793.439
50	1914	8634	28.122	1.687.320	460.050	1.016.253	1.476.303	8.133.642	5.602.591
55	1919	8802	28.318	1.699.080	606.853	693.853	1.300.364	30.007.750	7.516.682
60	1924	10906	68.457	4.107.420	1.841.702	1.841.702	5.147.308	62.319.460	20.012.647
65	1929	12083	93.271[1][2]	5.596.290	1.929.810	1.929.810	7.169.116	59.352.654	14.894.614
70	1934	12224	93.838[1][2]	5.630.310	3.249.334	3.249.334	9.750.292	43.392.413	22.170.457
75	1939	11920	93.838	5.630.310	4.009.334	4.009.334	11.112.610	62.059.324	18.711.340
80	1944	12249	115.634	6.938.040	14.201.074	3.000.000	17.201.074	61.594.575	35.317.409
85	1949	10093	270.384	27.038.400	42.013.074	5.000.000	47.013.074	1.328.898.935	1.261.341.642
90	1954	3820	97.764	34.915.500	87.753.993	20.000.000	107.753.993	2.919.481.825	1.788.587.339
95	1959	4149	201.969	100.984.500	251.307.393	20.000.000	271.307.393	5.751.268.955	4.894.178.883
100	1964	4540	552.183	276.091.500	870.124.454	40.000.000	910.124.454	8.026.471.541	8.354.990.272
105	1969	4854	716.691	358.345.500	1.384.947.562	50.000.000	1.398.947.562	12.164.199.861	17.986.743.330
106	1970	4846	716.691	358.345.500	1.372.516.182	100.000.000	1.472.516.182	13.258.687.592	17.489.399.889
107	1971	4989	721.590	360.795.000	1.408.215.062	100.000.000	1.508.215.062	14.670.346.438	19.670.358.789
108	1972	5138	752.460	376.230.000	1.525.237.582	100.000.000	1.625.237.582	17.928.325.272	23.064.470.197
109	1973	5113	752.460	376.230.000	1.572.078.822	150.000.000	1.722.078.822	18.682.658.575	24.408.614.973
110	1974	5075	752.460	376.230.000	1.640.311.432	150.000.000	1.790.311.432	18.509.560.324	37.978.509.292
111	1975	5929	1.030.057	515.028.500	2.935.093.122	150.000.000	3.085.093.122	22.236.352.914	42.095.454.213
112	1976	5847	1.030.157	515.078.500	3.061.959.822	150.000.000	3.211.959.822	28.869.880.459	52.973.592.122
113	1977	5947	1.373.542	686.771.000	3.290.380.537	150.000.000	3.440.380.537	35.729.132.151	51.400.861.089
114	1978	7148	1.743.047	871.523.500	6.319.348.837	150.000.000	6.469.348.837	35.996.256.636	64.203.693.893
115	1979	7207	3.777.409	1.888.704.500	12.829.342.487	150.000.000	12.979.342.487	44.949.481.794	88.523.668.002
116	1980	10732	5.146.233	2.573.116.500	41.546.052.087	150.000.000	41.696.052.087	76.568.961.869	113.627.962.084
117	(4) 1981	16792	6.104.632	3.052.316.000	70.651.549.187	150.000.000	70.801.549.187	114.340.088.109	125.678.809.238
118	1982	17982	7.075.322	3.537.661.000	79.561.946.918	156.000.000	79.717.946.918	134.310.128.102	158.803.625.585
119	1983	18396	7.075.322	3.537.661.000	80.474.091.865	156.000.000	80.630.091.865	175.341.586.574	204.176.476.156
120	1984	20302	7.075.322	3.537.661.000	82.303.758.915	156.000.000	82.459.758.915	241.809.830.029	343.405.628.604
121	1985	20700	9.905.452	4.952.726.000	102.349.478.375	156.000.000	102.505.478.375	252.942.297.326	413.167.040.319
122	1986	20942	10.895.997	5.447.998.500	109.726.706.751	156.000.000	109.882.706.751	258.225.203.527	511.923.317.815
123	1987	21020	13.075.196	6.537.598.000	137.068.956.251	156.000.000	137.224.956.251	443.861.390.473	591.415.521.814
124	1988	21590	13.075.196	6.537.598.000	139.621.748.123	156.000.000	139.777.748?123	626.944.227.608	733.320.108.673
125	1989	21615	16.343.995	8.171.997.500	179.947.858.791	156.000.000	180.103.858.791	735.891.954.587	911.345.559.831
126	1990	21924	22.336.793	11.168.396.500	254.049.144.382	156.000.000	254.205.144.382	689.558.673.671	980.133.633.093
127	1991	22787	22.336.793	11.168.396.500	257.526.445.601	156.000.000	257.682.445.601	635.080.569.980	1.124.940.442.550
128	1992	23338	22.526.592	11.263.296.000	260.172.992.880	156.000.000	260.332.992.880	731.363.673.623	1.345.310.510.187
129	(5) 1993	24191	33.789.888	168.949.440.000	206.566.517.798	–	206.566.517.798	706.964.774.910	1.348.981.802.594
130	1994	26170	33.789.888	168.949.440.000	209.480.339.186	–	209.480.339.186	789.319.164.606	1.398.584.947.156
131	1995	27335	33.789.888	168.949.440.000	212.293.775.452	–	212.293.775.452	837.109.937.158	1.777.052.582.467
132	1996	31477	45.053.184	225.265.920.000	276.974.131.887	–	276.974.131.887	745.671.657.922	1.781.605.772.531
133	1997	32164	45.053.184	225.265.920.000	280.063.831.307	–	280.063.831.307	1.044.961.971.604	2.211.719.439.053
134	1998	33637	66.974.243	334.871.215.000	536.191.547.384	–	536.191.547.384	1.156.616.230.660	2.108.953.944.380
135	1999	36464	66.978.243	334.891.215.000	540.301.146.188	–	540.301.146.188	1.204.246.890.204	2.567.873.111.449
136	2000	44125	112.643.569	563.217.845.000	1.583.465.063.727	–	2.146.682.908.727	1.454.623.073.143	4.188.331.956.419
*137	2001	52.164	139.872.177	360.870.217	1.036.429.949	–	1.036.429.949	993.152.043	2.716.046

(1) Azioni da L. 500.

(2) Dividendo su Azioni n. 101.292, godimento 1-1-1957.

(3) Dal 1954 sono compresi i conti correnti di corrispondenza e dal 1974 i conti di tesoreria.

(4) Dividendo su Azioni n. 5.147.208, godimento 1-1-1981.

Mutui Attivi	Valori della Banca	DEPOSITI					Utili complessivi	DIVIDENDI	
		Depositi Ordinari	Piccolo Risparmio	Buoni frutt. depositi vincolati e operaz. Di P.c.T.	C.C. disponibili (3)	TOTALE		Per azione	Complessivi
–	–	18.718	–	–	–	18.718	597	2,4	447
–	58.448	399.691	–	–	–	399.691	14.912	7,2	11.184
105.852	1.037.331	3.222.515	–	504.109	–	3.726.624	121.132	7,2	114.558
110.934	896.486	6.584.298	–	504.406	–	7.088.704	194.382	7,5	169.481
480.876	1.938.485	7.830.404	–	561.538	–	8.391.942	218.164	7,5	187.362
628.268	1.622.859	7.390.074	–	891.767	–	8.281.841	216.597	7,–	181.826
509.697	4.376.933	8.107.444	–	466.681	–	8.574.125	212.120	5,–	131.152
378.174	4.998.773	10.264.154	–	578.143	–	10.842.297	213.787	6,–	157.383
505.600	7.298.876	14.326.068	–	1.322.817	–	15.648.885	232.638	6,6	175.335
881.558	10.140.110	20.532.262	69.520	5.779.466	–	26.381.248	320.530	7,6	206.718
981.892	11.828.715	16.715.129	214.852	10.200.837	168.412	27.299.280	207.399	5,–	140.396
808.842	9.604.077	39.101.804	572.758	9.569.212	1.751.600	50.995.374	571.117	6,5	183.318
1.259.370	10.555.149	62.163.080	1.233.894	19.572.428	7.870.348	90.829.750	775.694	8,5	437.125
1.868.003	28.772.619	69.021.196	1.879.988	26.536.737	12.756.771	110.194.692	1.261.884	9,–	837.081
1.449.248	38.770.744	44.989.998	6.942.066	44.658.365	8.496.084	105.086.516	1.058.566	6,–	563.031
1.517.466	58.832.751	46.850.869	24.464.812	53.978.977	16.938.068	142.232.726	1.324.458	7,–	656.869
314.790	191.316.718	183.888.574	112.400.592	119.406.936	290.553.419	706.249.521	2.957.560	6,625	766.075
200.000	1.568.378.633	1.978.814.624	500.405.780	380.867.936	1.789.469.569	4.649.557.909	20.859.999	22,–	5.973.033
4.150.000	2.053.599.778	1.794.758.793	1.149.089.186	2.383.426.553	2.579.042.202	7.906.316.734	29.469.551	120,–	11.731.680
450.000	3.122.991.879	2.093.659.390	2.156.691.616	5.941.134.245	6.382.361.875	16.573.847.126	55.987.269	120,–	24.236.280
–	6.195.720.621	5.699.593.944	4.903.177.822	12.350.376.375	6.818.680.392	29.771.828.533	112.208.514	120,–	66.261.960
1.517.802.821	12.973.247.395	9.946.445.166	7.420.850.618	23.849.124.806	12.348.188.611	53.564.609.201	160.191.605	130,–	93.169.830
2.442.326.953	12.171.961.238	11.229.352.396	8.186.762.922	25.299.938.980	14.867.385.703	59.583.440.001	160.830.800	130,–	93.169.830
3.122.421.980	16.412.916.568	12.833.026.099	9.419.117.837	25.536.692.423	21.218.977.939	69.077.814.298	168.880.834	135,–	97.414.650
3.394.717.288	19.297.682.578	14.950.381.269	10.713.727.012	25.336.682.231	30.362.747.705	81.363.538.217	209.751.529	140,–	105.344.400
4.212.740.319	27.152.962.182	17.542.703.480	13.344.870.436	27.839.387.767	37.522.983.138	96.249.944.821	247.758.224	150,–	112.869.000
4.228.794.709	30.088.514.233	23.526.266.599	14.868.255.595	31.667.935.120	42.438.811.033	112.501.268.347	302.267.387	170,–	127.918.200
6.704.054.075	45.635.664.062	36.121.152.959	19.920.925.120	35.648.122.342	53.109.247.066	144.799.447.487	451.946.281	200,–	206.011.400
8.457.125.942	51.522.070.506	50.571.014.082	25.216.543.224	41.598.779.697	68.599.566.981	185.985.903.984	727.529.492	250,–	257.539.250
10.457.930.937	91.931.963.858	73.123.566.298	33.648.874.474	48.798.561.935	97.458.380.374	253.029.383.081	1.102.053.142	275,–	377.724.050
14.529.397.319	134.877.112.441	102.446.718.490	43.385.908.686	55.531.969.651	133.778.606.169	335.143.202.996	1.532.753.260	300,–	522.914.100
26.385.707.448	158.742.420.724	130.161.476.608	53.991.743.480	62.077.201.898	176.710.036.719	422.940.458.705	2.253.810.949	350,–	610.197.700
36.169.812.306	162.649.752.891	162.098.333.795	67.442.992.968	69.709.866.719	232.619.091.662	531.870.285.144	3.869.969.724	400,–	2.058.493.200
44.480.395.538	304.080.605.613	210.524.582.751	84.534.878.246	76.320.183.792	322.584.992.589	693.964.637.378	5.195.252.603	500,–	2.573.604.000
55.066.379.309	272.626.566.962	297.630.285.584	106.221.081.035	94.531.813.843	423.499.612.778	921.882.793.240	8.210.205.238	600,–	4.245.193.200
72.552.411.009	454.306.081.589	415.999.699.566	125.819.289.025	108.643.952.795	578.638.286.932	1.229.101.228.318	9.397.761.105	750,–	5.306.491.500
101.547.582.227	472.039.810.548	525.259.982.616	143.352.958.634	129.106.586.720	723.531.751.071	1.521.251.279.041	11.198.571.163	850,–	6.014.023.700
141.547.295.034	636.023.648.672	560.903.566.764	142.117.372.046	275.968.115.714	922.095.084.658	1.901.084.139.182	13.990.345.737	900,–	8.914.906.800
165.123.620.531	623.418.041.226	474.291.417.040	129.662.369.330	476.536.390.362	1.069.690.662.325	2.150.180.839.057	17.110.220.929	1000,–	10.895.997.000
186.912.309.657	774.742.683.403	497.352.091.621	121.676.969.689	597.982.049.989	1.139.869.591.510	2.356.880.702.809	18.781.886.716	1000,–	11.985.596.500
217.985.936.795	830.709.044.529	458.976.954.655	118.370.366.263	675.802.519.149	1.270.168.240.012	2.523.318.080.079	20.486.911.257	1000,–	13.075.196.000
275.205.826.037	783.819.001.494	464.424.306.819	106.986.516.640	1.012.220.404.273	1.372.446.249.766	2.956.297.477.498	20.685.815.312	1000,–	13.075.196.000
330.230.048.957	795.237.380.915	456.037.256.194	103.634.948.365	1.219.403.129.951	1.352.801.393.795	3.131.606.728.305	25.556.310.543	1000,–	16.343.995.000
369.655.040.073	786.259.446.727	383.143.545.893	77.057.956.187	1.331.963.823.615	1.448.981.096.833	3.241.146.422.528	25.676.119.875	1000,–	22.336.793.000
406.061.854.821	1.021.167.452.786	349.081.731.375	56.513.210.549	1.536.630.144.288	1.834.493.209.621	3.776.718.295.833	25.905.714.761	1000,–	22.526.592.000
436.004.198.104	1.265.013.435.800	347.453.307.260	48.198.261.300	2.587.382.503.012	2.257.297.043.139	5.340.331.114.711	26.003.513.714	1000,–	22.526.592.000
506.152.666.468	1.570.830.294.277	340.118.139.582	42.404.786.308	2.481.550.802.905	2.641.781.102.262	5.505.854.831.057	25.358.005.991	650,–	21.963.427.200
686.800.872.482	1.714.816.871.931	310.359.806.837	34.905.664.546	2.867.747.690.292	2.674.753.406.927	5.887.766.568.602	27.201.185.603	700,–	23.652.921.600
728.156.520.548	1.701.867.901.931	316.303.799.860	29.788.721.987	3.155.399.003.410	2.607.882.512.527	6.109.374.037.784	30.147.031.979	700,–	23.652.921.600
945.191.084.635	2.397.533.862.801	332.249.251.968	26.055.545.846	4.054.358.393.975	3.369.618.691.486	7.782.281.883.275	33.141.128.945	500,–	22.526.592.000
1.152.124.054.145	3.033.715.798.441	314.929.846.718	22.386.252.962	3.428.464.948.635	3.637.621.200.812	7.403.404.249.127	40.152.263.922	400,–	28.789.697.200
1.494.447.046.148	5.694.330.151.180	328.289.964.886	–	3.675.147.206.929	5.141.090.320.055	9.144.527.491.870	95.152.262.050	300,–	33.518.472.900
2.244.765.627.994	10.237.915.506.174	932.457.740.708	–	4.711.939.375.657	5.360.015.114.775	11.004.412.231.140	190.624.254.355	350,–	40.304.877.900
1.158.001.316	5.689.825.804	479.748.237	–	1.692.333.555	3.566.722.691	5.738.804.483	95.665.492	0,18	25.176.992

(5) I dati relativi agli anni antecedenti al 1993 non sono stati resi omogenei con quelli dell'esercizio 1993 che, come noto, sono aggregati con criteri diversi, in applicazione al D.Lgs. 87/92.

* Dal 2001 gli importi sono espressi in euro.

Gruppo BIPIELLE *



BANCA POPOLARE DI LODI
29,54%
ICCRI BANCA FEDERALE EUROPEA
50,34%
CASSA DI RISPARMIO DI LUCCA
61,31%
12,97%
CASSA DI RISPARMIO DI PISA
57,64%
CASSA DI RISPARMI DI LIVORNO
70,91%
BANCA POPOLARE DI CREMA
51,11%
BANCA POPOLARE DI BRONTE
57,41%
BANCA POPOLARE DI MANTOVA
100%
BANCA BIPIELLE CENTROSUD
82,16%
BANCA BIPIELLE.NET
80,75%
BANCA BIPIELLE ROMAGNA
94,38%
BANCA VALORI
25,50%
4,50%
BANCA CARIPE
BIPIELLE PREVIDENZA
100%
50,50%
14,90%
4,10%
30,50%
BIPIELLE DUCATO
26,79%
37,06%
5,31%
27,55%
BIPIELLE DUCATO LEASING
8077%
ACILEASING
28,78%
22,22%
GRIFOGEST SGR
15,48%
19,60%
12,25%
1,6%
BIPIELLE ICT
100%
CASTIMM
99,99%
ISTITUTO PISANO LEASING in liq.
34,75%
34,75%
TIRRENIA PROFESSIONAL FACTOR in liq.
34%
ASSIPROMOS
12,08%
7,49%
6,84%
CFT FINANZIARIA
49%
DUCATO INSURANCE BROKER
14,66%
14,66%
1,89%
PROFESSIONAL DUCATO SERVIZI
11,33%
ARCA MERCHANT
18,89%
LOSERI
4,072%
UNIONE FIDUCIARIA

(*) situazione al 31 dicembre 2001


85%
BIPIELLE PARTECIPAZIONI
50%
EFIBANCA PALLADIO FINANZIARIA SGR
50%
78,69%
ITALFORTUNE INTERNATIONAL ADVISOR
88,51%
EFIBANCA
33,33%
ATENE
98,54%
PALLADIO FINANZIARIA
81,55%
PALLADIO PARTECIPAZIONI
100%
100%
PFH LUX
10%
PF INVESTISSEMENT
30%
BIPIELLE SGR
100%
BIPIELLE SANTANDER CENTRAL HISPANO SIM
50%
BIPIELLE REAL ESTATE
91,50%
100%
IMMOBILIARE IL CORSO
BANCA POPOLARE DI LODI CAPITAL COMPANY
100%
BANCA POPOLARE DI LODI CAPITAL COMPANY II
100%
B2 BIPIELLE
35%
FINOA
50%
TIEPOLO FINANCE
60%
BIPIELLE RISCOSSIONI
100%
BIPIELLE INTERNATIONAL HOLDING
100%
100%
BIPIELLE CENTER
100%
BIPIELLE SOCIETÀ DI GESTIONE DEL CREDITO
15,76%
52,15%
29,04%
CASSA DI RISPARMIO DI IMOLA
BIPIELLE BANK (SUISSE)
75%
BIPIELLE INTERNATIONAL UK
90%
PECUFINA
100%
BIPIELLE SERVIZI
100%
25%
BIPIELLE FONDICRI SGR
62,35%
60%
20%
BIPIELLE ALTERNATIVE SGR
100%
CARFID
LEGENDA
Società consolidate con il metodo integrale
Società valutate con il metodo del Patrimonio Netto
Società consolidate con il metodo proporzionale
Società non consolidate



Bilancio Consolidato 2001 del Gruppo Bipielle

DATI DI SINTESI DEL GRUPPO BIPIELLE

Importi in Eur/000	2001	pro-forma 2000	Variazione assoluta	Variazione %
Dati patrimoniali consolidati				
Totale attivo	35.443.217	34.328.219	1.114.998	3,25%
Totale crediti	24.480.089	24.346.576	133.513	0,55%
di cui:				
- crediti verso clientela	19.603.158	18.243.757	1.359.401	7,45%
Titoli	5.392.628	5.391.184	1.444	0,03%
Partecipazioni	611.421	403.373	208.048	51,58%
Totale debiti	29.112.484	28.541.786	570.698	2,00%
di cui:				
- debiti verso clientela				
e debiti rappr. da titoli	22.335.586	18.737.922	3.597.664	19,20%
Posizione netta interbancaria	(1.895.080)	(3.701.045)	1.805.965	-48,80%
Passività subordinate	1.728.722	1.501.657	227.065	15,12%
Patrimonio netto (escluso utile)	1.699.237	1.248.086	451.151	36,15%
Dati economici consolidati				
Margine d'interesse	729.235	644.574	84.661	13,13%
Margine d'intermediazione	1.154.580	1.125.394	29.186	2,59%
Risultato di gestione	427.945	416.285	11.660	2,80%
Utile attività ordinarie	98.648	117.171	-18.523	-15,81%
Utile netto	75.311	66.031	9.280	14,05%
Struttura operativa				
Numero dipendenti	7.232	7.225	7	0,09%
Numero Promotori finanz.	533	488	45	9,22%
Numero sportelli bancari	679	609	70	11,49%
Indici di bilancio				
ROE medio	5,32%	6,23%		
ROA	0,21%	0,19%		
Margine d'interesse/				
Margine intermediazione	63,16%	57,28%		
Costi operativi/Margine di intermediazione	62,94%	63,01%		
Immobilizzazioni totali /Totale attivo	7,14%	5,85%		
Crediti in sofferenza netti /Crediti verso clientela	1,97%	1,84%		
Patrimonio di vigilanza /Attività di rischio ponderate	9,01%	8,09%		

Segnaliamo che nella presente relazione tutti i valori sono espressi in euro, in relazione all'adozione fin dal 1° settembre 2001 della nuova unità di conto. Per ragioni di comparabilità, i valori relativi ai periodi precedenti ed espressi in lire sono ora esposti in euro.

LO SCENARIO DI RIFERIMENTO

L'anno passato è stato caratterizzato da eventi di natura assolutamente eccezionale, sopraggiunti in un contesto di evoluzione congiunturale che già denotava elementi di criticità.

Ci riferiamo, in particolare, agli attacchi che gli Stati Uniti hanno subìto sul proprio territorio continentale, per la prima volta nella loro storia, nella giornata dell'11 settembre 2001 e che hanno provocato un tragico bilancio di perdita di vite umane. Tale evento non poteva non comportare anche effetti economici sullo stato dell'attività negli USA già caratterizzato da una notevole frenata congiunturale, che ha portato la dinamica del Prodotto Interno Lordo (PIL) appena all'1,2% dal 4,1% del 2000, in presenza di un'inflazione pure in calo (2,8% in media 2001 dal precedente 3,2%); infatti, la Federal Reserve americana, preoccupata dal rapido peggioramento delle aspettative, era intervenuta fin dai primissimi giorni del 2001 sul livello dei tassi d'interesse inaugurando una nutrita serie di interventi. A consuntivo d'anno, la banca centrale americana ha abbassato in ben 11 occasioni il tasso principale sui "*Fed funds*", portandolo all'1,75% dal 6,50% di fine 2000. Inoltre, in presenza degli eccezionali eventi di settembre (che hanno comportato l'impossibilità di funzionamento dei mercati finanziari USA fino alla riapertura di lunedì 17), la Federal Reserve ha agito con estrema determinazione anche sul piano della liquidità, mettendo tra l'altro a disposizione delle banche europee fondi fino a 50 miliardi di dollari, mediante operazioni straordinarie di swap a 1 mese.

Ciò ha contribuito al mantenimento di un ragionevole grado di fiducia nelle prospettive economiche, tanto che la posizione a fine esercizio dei principali mercati borsistici nordamericani ha denotato lo spessore degli scambi e la maturità degli investitori nel reagire a circostanze straordinarie: l'indice Dow Jones ha limitato il calo su 12 mesi al 6,1%, il Nasdaq, caratterizzato strutturalmente da maggiore volatilità, ha fermato la caduta al 20,0%.

L'evoluzione congiunturale del Giappone nel trascorso anno non è risultata molto differente dalla sua storia più recente: uno stato stagnante dei consumi e il perdurante stallo degli investimenti hanno riportato il PIL a un fiacco risultato del –0,5%, dopo una transitoria crescita del 2,4% nel 2000. La debolezza del sistema nipponico è confermata dalla cronica tendenza deflazionistica, con una tendenza negativa dei prezzi al consumo (–0,8% in media 2001) per il terzo anno consecutivo.

Nel nostro continente, ed in particolare nell'area dell'euro, la situazione ciclica dell'economia nel 2001 è stata caratterizzata da andamenti meno marcati rispetto alle altre principali aree valutarie del mondo, indizio di una situazione finanziaria senza specifici elementi di squilibrio strutturale.

I confronti annuali 2001/2000 evidenziano, coerentemente, un rallentamento relativamente meno accentuato dell'attività in Eurolandia al +1,5% (1,6% nell'intera Unione Europea), dal 3,3% del 2000: nell'insieme, il tono congiunturale aveva presentato già a metà anno una riconoscibile frenata, poi accentuatasi con lo scoppio della crisi terroristica in settembre; tuttavia, tale evoluzione non ha impedito un miglioramento del tasso di disoccupazione dall'8,9% all'8,4%.

Nel corso della prima parte dell'esercizio, l'impostazione della politica monetaria della Banca Centrale Europea (BCE) è risultata piuttosto cauta ed il primo allentamento di 0,25 punti percentuali è intervenuto soltanto il 10 maggio.

L'approfondimento della frenata congiunturale trovava riflesso nell'evoluzione dei prezzi al consumo che, dopo aver toccato in Eurolandia una dinamica del 3,4% in maggio, ripiegava costantemente per terminare il 2001 al 2,1%; questo contesto di bassa inflazione permetteva alla BCE una riduzione dei tassi a fine agosto e, successivamente,

di accompagnare la Federal Reserve negli allentamenti straordinari innescati dagli eventi dell'11 settembre. A fine anno, il tasso ufficiale di riferimento dell'area dell'euro risultava al 3,25% (-1,50% rispetto a fine anno 2000).

L'evento del 2001 con cui, comunque, la BCE sarà ricordata dal grande pubblico, unitamente alle Banche Centrali Nazionali dell'*Eurosistema,* rimane senza dubbio l'introduzione delle banconote in euro, in sostituzione del circolante denominato nelle 12 valute che sono confluite nella nuova moneta. Nel breve volgere di due settimane l'intera popolazione dell'area, circa 305 milioni di persone, ha preso l'abitudine di effettuare i pagamenti nella nuova valuta, accettata di buon grado ed a volte con entusiasmo.

L'economia italiana

In Italia, il sistema-Paese ha realizzato un'espansione dell'1,8%, quando ancora nell'estate le proiezioni ufficiali esponevano il 2,4%; in definitiva, la caratteristica della nostra economia di reagire con minore prontezza alle variazioni della congiuntura rispetto all'insieme dell'area dell'euro le ha consentito di mostrare un consuntivo meno rallentato mentre, per le stesse ragioni, l'Italia era rimasta leggermente indietro nel 2000 (2,9% contro il 3,4% di Eurolandia), un anno di buona crescita.

Contemporaneamente, le condizioni del mercato del lavoro hanno continuato a migliorare con regolarità; il tasso di disoccupazione si è ridotto di oltre un punto percentuale scendendo sotto l'importante soglia psicologica del 10% (dal 10,6% del 2000 al 9,5%). La più ampia partecipazione della forza lavoro alla creazione di reddito si è realizzata in presenza di elevata moderazione salariale, circostanza che ha concorso al mantenimento di un buon grado di stabilità inflazionistica.

In presenza, inoltre, di una inversione al ribasso nella dinamica delle materie prime, la variazione dei prezzi al consumo nella media del 2001 è risultata del 2,7%, praticamente in linea con la media 2000 (2,6%) ma con un'evoluzione che si prospetta in ulteriore moderazione nel corso dell'anno corrente.

Con questo quadro macroeconomico di riferimento, l'azione di finanza pubblica dispiegata nell'esercizio ha comportato un fabbisogno del settore pubblico, secondo stime preliminari, sull'ordine dei 39 miliardi di euro (€ 33,7 miliardi nell'anno precedente); in termini di indebitamento annuale, ciò dovrebbe comportare un risultato intorno all'1,4% del PIL italiano, sostanzialmente in linea con il percorso di risanamento finanziario delineato dal Patto di Stabilità e di Crescita valido per i Paesi di Eurolandia. Contemporaneamente, è proseguita la discesa del peso dello stock del debito cumulato, sempre in rapporto al PIL, al 109,4% dal 110,6% del 2000.

Come evidenziato in più occasioni dal Governatore della Banca d'Italia, gli interventi di politica economica successivi al completo raggiungimento dello storico obiettivo della moneta unica europea si devono ora focalizzare principalmente sulle riforme strutturali in grado di ridurre l'incidenza del Bilancio pubblico sull'economia, di irrobustire gli elementi di flessibilità nel mercato del lavoro, con il fine ultimo di migliorare la competitività del sistema-Paese e per tale via accelerarne la crescita.

I mercati della finanza e del credito

Le difficoltà attraversate dai mercati finanziari internazionali nel corso di tutto il 2001 hanno influito inevitabilmente anche sulla Borsa Italiana: un primo effetto è stato sui volumi scambiati, scesi del 22,8% (da € 885 a € 683 miliardi), circostanza che si è anche riflessa in una secca contrazione del 24,0% del dato medio giornaliero a € 2,52 miliardi.

Abbastanza vistosa è poi l'indicazione sintetica dell'indice Mib, che a chiusura dell'ultima seduta dell'anno si portava al –25,8% sull'analogo dato di fine 2000; sul più ristretto Mib 30 il calo è risultato del 26,2%. A sua volta, il Numtel ha presentato un severo –45,5% nel

confronto su 12 mesi. Inoltre, nonostante l'ammissione a quotazione di 13 nuove società, il loro numero sul listino è diminuito sia sul mercato principale (da 242 a 237) che sul ristretto (da 15 a 12), principalmente a causa dell'intenso processo di fusioni tra imprese. Sul Nuovo Mercato, l'incremento di 5 unità (da 40 a 45) corrisponde alle ammissioni in corso d'anno.

Nell'insieme, la capitalizzazione di Borsa in rapporto al PIL ha conosciuto un brusco arretramento al 49% circa dal 70% di fine 2000.

Il comparto del risparmio gestito ha presentato diversi mesi di raccolta netta negativa, con una punta particolarmente accentuata in settembre, per i noti eventi americani; il consuntivo dell'anno 2001 di raccolta dei fondi comuni gestiti da intermediari nazionali ha chiuso, secondo dati di Assogestioni, in negativo per € 766 milioni.

Relativamente al mercato della tipica attività di intermediazione creditizia, l'esercizio 2001 ha visto (in base alle statistiche armonizzate ai criteri BCE) un buon andamento della raccolta complessiva, che, mese dopo mese, ha costantemente recuperato tono nella sua crescita; sull'altro lato del bilancio, gli impieghi economici hanno mostrato una significativa debolezza per buona parte dell'anno, per poi mostrare nel quarto trimestre segni che preludono a un possibile recupero. Il portafoglio titoli di proprietà ha continuato a mostrare volumi in arretramento.

Più in dettaglio, il complesso degli strumenti di raccolta, comprensivi dei conti correnti, dei depositi a risparmio, dei certificati di deposito, delle operazioni di pronti contro termine e dei prestiti obbligazionari ha iniziato l'anno con dinamiche moderate (+ 3,5% annuo a gennaio), per poi recuperare con gradualità ma costantemente; a fine anno l'espansione dell'aggregato si portava al 7,8% circa, una dinamica superiore a quella manifestata nella seconda parte del 2000. La crescita della componente a breve termine della raccolta totale riflette livelli eccezionalmente elevati di incertezza nelle prospettive dell'evoluzione congiunturale, specialmente dopo gli eventi del settembre 2001. La componente a medio e lungo termine, in particolare le obbligazioni (compresi i prestiti subordinati), non ha tuttavia avuto un andamento inferiore ma costantemente brillante, tanto che la sua quota sul totale della raccolta è passata dal 33,3% di dicembre 2000 al 34,2% di dicembre 2001.

Lo sviluppo dei prestiti a clientela ha invece denotato per il complesso delle banche italiane una continua frenata nel corso del 2001: dopo aver aperto l'anno con tassi di crescita intorno al 12%, tale percentuale è continuamente calata e in dicembre si situava al 7% circa, livello al quale è presumibile una tenuta, prima di un possibile rilancio. Tra le altre principali voci dell'attivo, i titoli di proprietà hanno continuato a calare, attenuando solo in parte la riduzione dal –17% di gennaio al –11% dell'ultimo mese del 2001.

Nell'insieme, quindi, le dinamiche dei volumi e l'evoluzione dei tassi d'interesse hanno fatto sì che a livello di margine d'interesse si manifestassero andamenti ancora brillanti (+8,1%, secondo le indicazioni non definitive della Banca d'Italia) ed in linea con quelli esposti dal settore nel 2000, pari al +7,6%.

E' invece risultato chiaro l'impatto che l'andamento negativo dei mercati finanziari ha provocato sulle commissioni nette e sui ricavi netti da operazioni finanziarie; conseguentemente, il margine d'intermediazione ha evidenziato una riduzione dell'1,2%, dopo la vistosa crescita del 13,4% dell'anno precedente. Per la prima volta dal 1997 il risultato lordo di gestione delle banche italiane ha visto un arretramento, quantificato nel 6,9%.

L'ATTIVITA' DEL GRUPPO E LA SUA EVOLUZIONE

I mutamenti in atto nel contesto di riferimento rendono necessaria una continua evoluzione delle strategie e dei modelli societari ed organizzativi con cui affrontare, con efficacia ed efficienza sempre maggiore, lo scenario economico e competitivo.
Tale consapevolezza è alla base dell'attuale fase del processo evolutivo del Gruppo, che abbiamo chiamato di "consolidamento dinamico", a significare che l'azione di necessaria razionalizzazione e rifocalizzazione dei business non può essere scissa da una continua e progressiva espansione delle attività e della clientela. Si tratta di un fenomeno in questo senso "circolare", che si sviluppa e autoalimenta grazie al continuo sforzo prodotto dalle diverse componenti del Gruppo per raggiungere risultati in linea con le attese di armonica e costante creazione di valore.

La strategia e la struttura organizzativa del Gruppo Bipielle

Come anticipato nella relazione individuale sulla gestione, il progetto strategico che il Gruppo Bipielle persegue da anni è quello di affermarsi, per ambiti di attività e risultati, come uno dei principali protagonisti del panorama finanziario nazionale.
Le performance raggiunte testimoniano il successo di tale strategia: il nostro Gruppo si pone ormai stabilmente tra le prime dieci realtà creditizie del Paese, con operatività articolata nei diversi business dell'intermediazione finanziaria, una presenza sul territorio italiano vasta e diversificata, risultati di reddito e di volumi di assoluto rilievo.
Alla luce degli obiettivi strategici, sintetizzabili in:

- progressiva espansione delle attività, coniugata con una razionalizzazione dell'assetto di Gruppo;
- attenzione continua al soddisfacimento dei bisogni della clientela;
- miglioramento del grado di efficienza e redditività della gestione finalizzata alla creazione di valore,

sono state dispiegate nel corso dell'esercizio 2001 le iniziative per il raggiungimento degli obiettivi, che descriviamo nei loro elementi primari nei paragrafi che seguono.
Gli obiettivi delineati sono perseguiti attraverso un modello a matrice federale e divisionale, che raggruppa con originalità diverse tipologie di aziende di credito (banche popolari, banche SpA, casse di risparmio) con l'ampio panorama delle società finanziarie e di servizio. Tale modello è in grado di coniugare le economie di scala e di scopo, con il valore del radicamento territoriale delle singole banche, consentendo efficienza e competitività grazie ad un approccio specialistico con la clientela.
In tale senso si distinguono i ruoli e le funzioni, da un lato, delle banche-rete, quale elemento di sviluppo e gestione del rapporto di clientela, e dall'altro, delle società prodotto, "fabbriche" specializzate dei prodotti e servizi da distribuire alla clientela del Gruppo.
L'offerta specialistica di prodotti finanziari viene curata da "business unit" raggruppate nell'àmbito dei singoli segmenti di operatività. In parallelo, le profonde trasformazioni degli ultimi anni impongono di rafforzare le strutture di governo centrale del Gruppo al fine di dispiegare l'armonia e la coerenza del disegno complessivo di crescita.

Le iniziative di ampliamento del Gruppo

Numerose attività portate a compimento nell'esercizio hanno avuto, ed avranno, impatto sulla dimensione complessiva del Gruppo, rappresentando nuovi inserimenti nel perimetro del consolidato di società di nuova acquisizione (Banca Popolare del Trentino, in corso di perfezionamento) o di nuova costituzione (Bipielle SCH Sim, Banca Valori, EPF SGR).

Altre iniziative, invece, rappresentano la prosecuzione e la finalizzazione dei processi di integrazione intrapresi negli scorsi anni, quali tappe obbligatorie degli iter societari che hanno interessato la Cassa di Risparmio di Pisa, la Cassa di Risparmio di Imola, la Banca Popolare di Crema.

Banca Popolare del Trentino

Nel marzo 2001 la Banca Popolare di Lodi e la Banca Popolare del Trentino hanno sottoscritto il protocollo d'intesa per l'ingresso della Banca Popolare del Trentino (BPT) nel Gruppo Bipielle. L'ingresso nel Gruppo Bipielle consente alla Banca Popolare del Trentino di rafforzare la presenza sul territorio di riferimento con iniziative a sostegno dello sviluppo economico, salvaguardando la vocazione localistica, anche attraverso una significativa espressione dei soci locali all'interno degli organi amministrativi. Ottenute le prescritte autorizzazioni, l'assemblea degli azionisti della Capogruppo del 10 dicembre 2001 ha deliberato l'aumento di capitale, in forma scindibile, con esclusione del diritto di opzione, ai sensi dell'art. 2441 co.4° Cod.Civ., a servizio dell'Offerta Pubblica di Acquisto e Scambio sul 100% delle azioni Banca Popolare del Trentino Scarl, per un importo nominale massimo di Euro 17.118.248,40, mediante emissione di n. 6.634.980 azioni Banca Popolare Lodi, del valore nominale unitario di Euro 2,58, a fronte del conferimento di massime n. 2.625.635 azioni BPT, rappresentanti il 50% del capitale sociale della banca trentina. Il periodo dell'Offerta Pubblica di Acquisto e Scambio è stato fissato dal 25 febbraio all'8 marzo 2002, al termine del quale le adesioni hanno raggiunto il 99,20% del capitale della Banca Popolare del Trentino, e quindi ben superiore alla condizione di adesione minima del 40%. Verranno quindi svolte le operazioni di trasformazione in S.p.A., mentre è inoltre prevista la costituzione della "Fondazione Tridentum" per lo sviluppo del territorio regionale, che sarà anche titolare dello 0,1% del capitale della BPT. L'accordo contempla un importante piano d'azione commerciale che vede la Popolare del Trentino polo di sviluppo per conto del Gruppo Bipielle nell'area del Triveneto.

Bipielle Santander Central Hispano SIM

A metà giugno è stata sottoscritta tra Banca Popolare di Lodi ed Efibanca da una parte, Santander Central Hispano Investment del gruppo Banco Santander Central Hispano (BSCH) dall'altra, la lettera d'intenti per la costituzione di una SIM di negoziazione di diritto italiano. Il successivo 10 settembre Banca Popolare di Lodi, ottenute le necessarie autorizzazioni e in esecuzione degli accordi di giugno, ha ceduto alla Santander Central Hispano Investment S.A. il 50% del capitale sociale di Padana Berti SIM S.p.A., sottoscrivendo contestualmente un accordo destinato a regolare i reciproci rapporti nella gestione della SIM medesima. In pari data, l'Assemblea straordinaria della Padana Berti SIM ha approvato un nuovo statuto che contempla, fra l'altro, il mutamento della denominazione sociale in "Bipielle Santander Central Hispano SIM S.p.A." ed il trasferimento della sede a Lodi.

Questa SIM utilizzerà la rete bancaria dei partner, consentendo al Gruppo Bipielle di incrementare la produttività dell'attività di negoziazione titoli effettuata dal Gruppo, con possibilità di offrire il servizio anche a banche esterne di medio-piccole dimensioni.

Viene in tal modo aggiunta una tappa significativa al progetto di costituzione di una "fabbrica finanziaria" operante a largo spettro, in grado di proporre un'offerta integrata e diversificata di prodotti e servizi.

BSCH è una delle principali realtà finanziarie d'Europa, con una ampia presenza internazionale; al 31 dicembre 2001, esponeva attività totali per 358,1 miliardi di euro, 9.817 filiali e 114.927 dipendenti.

Banca Valori

La specializzazione di private banking rappresenta la finalità del progetto di Banca Valori, mirata alla clientela di elevato livello patrimoniale del Nord Italia che desidera servizi finanziari a misura delle proprie specifiche esigenze. La personalizzazione del servizio è quindi caratteristica distintiva di questo nuovo intermediario finanziario, che offre uno stile d'elite di natura consulenziale, coniugato con le migliori competenze professionali

Partner del Gruppo Bipielle nell'iniziativa, presentata pubblicamente il 17 aprile 2001 e che utilizza il veicolo societario della ex- Banca Popolare di Ferrara e Rovigo, sono il Gruppo Hopa e una cinquantina di significativi esponenti economici del Nord Italia (compresi soci della ex-Banca Popolare di Ferrara e Rovigo), ciascuno dei quali potrà apportare il suo patrimonio di relazioni tra i risparmiatori. Banca Valori parte con una massa di circa € 670 milioni di depositi gestiti, anche in forma fiduciaria, apportati dal Gruppo Bipielle e da Nazionale Fiduciaria (Gruppo Hopa).

EPF Efibanca Palladio Finanziaria SGR

Nello scorso mese di dicembre, Bipielle Asset Management SGR è stata oggetto di un nuovo assetto societario a favore di Efibanca S.p.A. e Palladio Finanziaria SGR S.p.A., in misura paritetica, con il cambio della ragione sociale in "Efibanca Palladio Finanziaria SGR S.p.A." (in forma abbreviata EPF SGR), ed il trasferimento della sede a Milano.

L'iniziativa ha per oggetto il primo fondo chiuso di diritto italiano "socialmente responsabile", rivolto ad aziende industriali italiane di medie dimensioni, con l'obiettivo di potenziare ulteriormente la presenza del Gruppo nel settore del Private Equity, in cui già opera Efibanca. La rispondenza delle caratteristiche aziendali ai princìpi di investimento del Fondo sarà valutata da un apposito Comitato indipendente, composto da importanti esponenti del mondo laico, religioso, scientifico e finanziario. Il Fondo avrà una dotazione, che è distinta dal contributo patrimoniale rappresentato dal capitale sociale, pari a € 150 milioni, di cui € 30 milioni messi a disposizione da Efibanca e Palladio Finanziaria.

OPS su Cassa di Risparmio di Pisa

Nel gennaio 2001 è stata effettuata una Offerta Pubblica di Scambio sulle azioni della Cassa di Risparmio di Pisa, che ha raccolto adesioni per l'88,83% delle azioni ordinarie e l'89,06% delle azioni di risparmio. L'operazione era inserita nelle linee strategiche dell'integrazione dell'importante polo creditizio toscano nella realtà Bipielle, processo che ha conosciuto ulteriori tappe, richiamate nel corso della presente relazione annuale.

OPA/OPAS su Cassa di Risparmio di Imola

In esecuzione degli accordi in sede di ingresso nel Gruppo (su cui avevamo riferito nella precedente relazione annuale per il 2000), a partire dal 20 aprile e fino all'11 maggio 2001, si sono svolte l'Offerta Pubblica di Scambio e l'Offerta pubblica di Acquisto e Scambio promosse rispettivamente da Banca Popolare di Lodi e da ICCRI-Banca Federale Europea sul 37,82% della Cassa di Risparmio di Imola.

L'operazione, che ha raccolto adesioni per il 99,589%, ha consentito di proseguire l'integrazione di questa importante realtà bancaria nel Gruppo Bipielle.

OPA residuale su Banca Popolare di Crema

Nel periodo 19 novembre-10 dicembre 2001 si è svolta l'Offerta Pubblica di Acquisto residuale sulle azioni Banca Popolare di Crema S.p.A. Al termine di detta operazione la Banca Popolare di Lodi deteneva complessivamente il 70,91% del capitale sociale della Banca Popolare di Crema.

Razionalizzazione dell'articolazione del Gruppo: le integrazioni societarie

Momento primario, cardine del processo di consolidamento dinamico del Gruppo è quello della semplificazione attraverso le operazioni di integrazione societaria. Gli obiettivi di tale razionalizzazione sono da ricercare nella volontà di:

- evitare duplicazioni funzionali, accentrando determinate attività, creando nuclei specializzati di servizio per tutto il Gruppo,
- rendere più efficiente la gestione operativa, sfruttando economie di scopo e di scala in grado di produrre sinergie,
- semplificare la governance, riducendo la catena del controllo societario.

Fusione ICCRI BFE – Casse del Tirreno

L'atto di fusione, mediante incorporazione della Holding Casse del Tirreno SpA in ICCRI BFE SpA, con effetto dal 19 aprile 2001, rientra nel quadro generale delle operazioni a carattere straordinario che il Gruppo Bipielle ha avviato per semplificare la struttura societaria, accentrare le attività, presidiare in modo peculiare e innovativo differenti business, ridurre le mediazioni azionarie fra Capogruppo e le società operative.

Nel mese di giugno, il professor Dino Piero Giarda è stato nominato presidente di ICCRI-BFE, affiancato dai vice presidenti, dr. Fabrizio Palenzona e dr. Giovanni Benevento. Il professor Giarda, dopo una pluriennale esperienza governativa di Sottosegretario al Tesoro, potrà fornire un prezioso contributo allo sviluppo del progetto federale.

Fusione Bipielle ICT- Informatica del Tirreno

Con modalità e finalità analoghe, è stata realizzata la fusione per incorporazione di Informatica del Tirreno SpA (già polo tecnologico delle Casse del Tirreno) in Bipielle ICT SpA, in vista dell'accentramento in Bipielle ICT delle funzioni di piattaforma informatica ed elaborazione dati per conto dell'intera realtà Bipielle.

Bipielle Romagna

Nel mese di febbraio la Banca Popolare di Forlì ha proceduto alla modificazione della propria denominazione sociale in Banca Bipielle Romagna S.p.A., a seguito della confluenza del ramo d'azienda bancaria della Banca Popolare di Ferrara e Rovigo. Tale concentrazione consente di realizzare l'integrazione delle due precedenti reti commerciali di piccole dimensioni, al fine di rafforzare la presenza del Gruppo nella dorsale orientale dell'Italia, in particolare lungo il litorale adriatico.

Confluenza in Banca Popolare Lodi del ramo d'azienda di Bipielle Centrosud

Dal 1° ottobre 2001 le 19 filiali della banca controllata, presenti in Molise, Lucania e Campania, sono state integrate nella rete della Capogruppo Banca Popolare di Lodi, al

cui interno la costituzione dell'area territoriale "Centrosud" mira allo sviluppo dei locali rapporti di clientela. Il sostegno all'economia delle citate aree regionali risulterà infatti ancora maggiore, grazie ai miglioramenti nei livelli di efficienza operativa ed al completamento della gamma di offerta dei prodotti derivanti dall'integrazione con uno dei principali istituti di credito del Paese.

OPS su azioni Banca Popolare di Bronte

In data 10 dicembre 2001 l'assemblea straordinaria della Capogruppo ha deliberato l'aumento di capitale, in forma scindibile, con esclusione del diritto di opzione (ai sensi dell'art. 2441 co.4° Cod.Civ.), per un importo nominale massimo di € 2.614.154,04, con emissione di massime n. 1.013.238 azioni Banca Popolare Lodi, del valore nominale unitario di euro 2,58, a servizio dell'Offerta Pubblica di Scambio su n. 112.582 azioni Banca Popolare di Bronte.

L'operazione è finalizzata al raggiungimento, da parte della Banca Popolare di Lodi, della titolarità del 100% del capitale della banca siciliana, in vista della prospettata integrazione di questa banca nella Capogruppo.

Progetto di fusione di ICCRI BFE, Bipielle Ducato e Bipielle Center in Banca Popolare di Crema

Nel novembre scorso è stato approvato dai consigli di amministrazione della Capogruppo, di ICCRI-BFE, di Bipielle Ducato, di Bipielle Center e di Banca Popolare di Crema, il progetto di fusione per incorporazione di ICCRI-BFE, Bipielle Ducato S.p.A. e Bipielle Center S.p.A. in Banca Popolare di Crema ed il conseguente cambio di denominazione di quest'ultima in ICCRI-BFE.

Il progetto, già autorizzato dalla Banca d'Italia, prevede la costituzione di una nuova società con denominazione, sede e assetto statutario della Banca Popolare di Crema che mantiene intatte le proprie peculiarità.

L'operazione consentirà di unificare le reti di Ducato e dei Bipielle Center in una nuova società, denominata Bipielle Ducato, operante nel settore del credito al consumo, accentuandone conseguentemente il ruolo strategico all'interno del Gruppo Bipielle, e di riunire i sistemi di pagamento di ICCRI-BFE con le carte di credito e i processing del credito al consumo di Ducato, creando un polo industriale - finanziario di sviluppo strategico, rafforzando la matrice industriale di ICCRI-BFE.

L'iniziativa rappresenta la prima fase di un più articolato processo di riorganizzazione che interesserà il Gruppo Bipielle, come descritto nella sezione relativa alla prevedibile evoluzione della gestione.

Rifocalizzazione per aree di business

Strettamente interconnesse alla tematica della razionalizzazione societaria sono le iniziative intraprese per rendere la gestione di determinati comparti di attività, quali la gestione immobiliare, dei servizi di riscossione tributi e del contenzioso creditizio, maggiormente focalizzati e specializzati. L'obiettivo è quello, da un lato, di concentrare le attività delle società bancarie e finanziarie sul proprio core business, e, dall'altro, quello di creare poli di riferimento, ad elevata competenza e con mission estremamente mirata, per tutte le realtà del Gruppo ma, anche, rivolte al mercato.

Costituzione di Bipielle Riscossioni

Il processo di razionalizzazione della struttura societaria del Gruppo ha portato, ad agosto, alla realizzazione (utilizzando il veicolo societario rappresentato da E.S.A. Srl, già controllata da Eurovita) di Bipielle Riscossioni SpA, controllata interamente dalla Banca Popolare di Lodi.

Bipielle Riscossioni ha il compito di esercitare, in regime di concessione, la funzione di riscossione tributi, nelle forme e nei modi previsti dal Ministero dell'Economia e delle Finanze, e la gestione di una vasta e collaudata realtà rappresentata da oltre 900 tesorerie delle diverse banche del Gruppo, accentrando le rispettive funzioni già efficacemente presenti in Cassa di Risparmio di Lucca, nella Capogruppo e nelle altre controllate. La Società è pienamente operativa dal 1° gennaio 2002, data alla quale ha preso in carico i dipendenti della gestione esattoriale della Cassa di Risparmio di Lucca.

Spin off del patrimonio immobiliare

Valorizzazione di una rilevante porzione di beni, in cooperazione con un partner specializzato nello specifico settore, è il fine dell'operazione di spin off con il conferimento di tutti gli asset immobiliari del Gruppo in capo a Bipielle Real Estate SpA, controllata al 100% dalla Banca Popolare di Lodi, che verrà a disporre in tal modo di una dotazione immobiliare per circa € 627 milioni. A Bipielle Immobili viene altresì conferito l'incarico di avviare lo studio per realizzare la fusione con un partner di elevato standing, individuato nella Investimenti Immobiliari Lombardi SpA (IIL), società quotata in Borsa. La Banca Popolare di Lodi, nel quadro di questo sviluppo settoriale, ha inoltre acquisito nei primi giorni del 2002 dal Gruppo Hopa una quota pari al 9,97% di IIL, ad un prezzo di 5 euro per azione, per un controvalore complessivo di circa 24 milioni di euro, incrementando pertanto al 19,93% la partecipazione detenuta nell'operatore immobiliare.

Costituzione di Bipielle SGC

Società già denominata Holding Cassa di Risparmio di Imola, la Bipielle Società di Gestione del Credito S.p.A. (in breve Bipielle SGC), è l'entità presso la quale verranno accentrate tutte le attività connesse al recupero crediti e la gestione di crediti ceduti in relazione a operazioni di cartolarizzazione. La SGC offre il vantaggio di garantire uniformità di indirizzo nella gestione delle partite anomale e assumere la gestione diretta delle sofferenze e dei crediti provenienti anche da imprese esterne al Gruppo Bipielle. La struttura sarà dotata di adeguate risorse e competenze, grazie soprattutto all'integrazione delle funzioni già esistenti all'interno delle singole banche del Gruppo, con l'obiettivo di assicurare una gestione più incisiva e coordinata del recupero crediti. Ciò consente quindi di configurare la Società come un vero e proprio centro di business, eventualmente rivolto anche all'infuori del Gruppo, sfruttando una situazione competitiva favorevole, che vede sul mercato nazionale tre soli operatori specialistici di rilievo.

Nel settore del risparmio gestito, che vede nel Gruppo attori con vocazioni e funzioni diverse, segnaliamo i seguenti avvenimenti.

Modificazioni gestionali in Bipielle Fondicri SGR

Sul finire dell'esercizio, la politica del Gruppo relativamente al risparmio gestito ha individuato rinnovate modalità gestionali che, nel complesso scenario attuale, garantissero il continuo perseguimento degli obiettivi di efficienza nella conduzione di

patrimoni mobiliari. In particolare, è stata attuata (con decorrenza 1° gennaio 2002) la cessione da parte di Cassa di Risparmio di Lucca, Cassa di Risparmio di Pisa e Cassa dei Risparmi di Livorno dei rami d'azienda dedicati alle Gestioni Patrimoniali a Bipielle Fondicri SGR. Con la stessa decorrenza, Bipielle Fondicri ha conferito mandato ad ARCA SGR per la gestione di fondi comuni d'investimento in valori mobiliari di emittenti dell'area euro e "non euro", la gestione di fondi pensione, l'asset management degli investitori istituzionali. Pertanto, Bipielle Fondicri ha assunto il profilo di SGR di pura promozione, e non più gestione diretta, di investimenti mobiliari, avviando nel contempo una focalizzazione verso il settore delle gestioni individuali e del private banking.

Cambio di denominazione di Banca Adamas

La controllata banca elvetica ha provveduto alla modificazione della propria denominazione da Banca Adamas in Bipielle Bank (Suisse). Il nuovo nome, oltre a facilitare l'individuazione dell'appartenenza di Gruppo, si realizza unitamente al focus attribuito al private banking quale *core business* di Bipielle Bank, che intende gradualmente allargare la propria attività e migliorare la redditività attraverso una proposta sempre più ampia di prodotti e servizi da offrire alla clientela, sfruttando le competenze e le sinergie offerte dal Gruppo.

Sviluppo delle partnership strategiche e commerciali

Una modalità alternativa di sviluppare, anche in ottica prospettica, nuovi business e raggiungere più ampi bacini di clientela, è rappresentata dalla politica di alleanze, che vengono interlacciate dal Gruppo Bipielle con primari partner, protagonisti del settore finanziario e dei servizi alle imprese.

Attraverso tali accordi, che possono essere focalizzate sulla semplice distribuzione commerciale oppure rivestire un più ampio carattere strategico, è possibile entrare in contatto, in modo graduale e flessibile, con nuove aree territoriali e clienti, senza necessità di procedere ad ingenti investimenti diretti ma con importanti benefici sulla visibilità e la diffusione del marchio Bipielle.

Nel caso, inoltre, dell'accordo con la Fondazione Cassa di Risparmio di Pescara e Loreto Aprutino, già formalizzato, e di quello in corso di perfezionamento con la Fondazione Cassa di Risparmio di Bolzano, le prospettive di collaborazione che si prospettano abbracciano un orizzonte molto più vasto, con risvolti di natura strategica.

Partnership con Fondazione Caripe

Dopo aver formalizzato a metà 2001 l'accordo per l'acquisto da parte del Gruppo Bipielle - tramite la controllata ICCRI-BFE - del 30% del capitale della Banca Caripe S.p.A., detenuto dalla Fondazione Cassa di Risparmio di Pescara e di Loreto Aprutino, per un investimento pari a 134 milioni di euro, le parti hanno gettato le basi per costruire un rapporto di collaborazione di più ampia portata che interesserà direttamente anche la Banca Popolare di Lodi. Sul piano operativo, sono stati allacciati stretti rapporti di collaborazione, tali da configurare una gestione aziendale sostanzialmente coordinata fin d'ora con le principali linee d'attività perseguite dal Gruppo.

CGNU (ora denominata Aviva)

Nel mese di luglio è realizzato il closing dell'operazione fra il Gruppo Bipielle e Commercial Union Italia, holding italiana del gruppo Commercial General Norwich Union (CGNU, ora denominata Aviva), compagnia assicurativa inglese tra le protagoniste

europee nel 'Ramo Vita'. L'operazione ha comportato l'investimento da parte di CGNU di circa 206 milioni di euro nel Gruppo Bipielle mediante acquisizione di quote di partecipazione in ICCRI–BFE (2,26%), Banca Popolare di Crema (23,7%) e Cassa di Risparmio di Imola (2,90%). Dal punto di vista societario e commerciale, l'operazione ha visto la creazione di una joint-venture assicurativa attraverso Finoa Srl, società controllata al 50% da Bipielle e al 50% da CGNU, alla quale sono state cedute dai rispettivi gruppi le partecipazioni attualmente detenute in Eurovita (50,96%) e in Commercial Union Previdenza (100%).

Banca Woolwich

Nel mese di luglio la Banca Popolare di Lodi ha stipulato una convenzione di Gruppo con Banca Woolwich per la distribuzione dei mutui della Società alla clientela retail. La collaborazione commerciale con Banca Woolwich consente alle banche del Gruppo Bipielle di offrire, accanto ai mutui tradizionalmente distribuiti, una vasta gamma di finanziamenti in grado di soddisfare molteplici esigenze della clientela. I mutui Woolwich infatti, affiancano e non sostituiscono la gamma delle banche del Gruppo perseguendo una diversificazione sia per forme tecniche che per durate.

Websim

L'accordo sottoscritto fra Websim SpA e Bipielle riguarda lo sviluppo in Internet di servizi d'informazione, analisi e consulenza finanziaria. Websim, nata nel 2000 su iniziativa di Intermonte Securities Sim, primario intermediario sul mercato azionario italiano, è strutturata su un robusto team di analisti finanziari e ricercatori ed offre quotidianamente informazioni (notizie ed approfondimenti sui mercati, rassegna stampa, inchieste), analisi (sia tecnica che fondamentale) e consulenza finanziaria.

Hopa

Il 6 novembre 2001 Banca Popolare di Lodi, Banca Monte dei Paschi di Siena S.p.A., Unipol S.p.A., Primavera Finance S.p.A., Fingruppo e un insieme di azionisti privati di Hopa hanno sottoscritto un patto parasociale relativo alle azioni Hopa, avente ad oggetto le modalità di trasferimento di tali azioni da parte di ciascuno degli aderenti al patto, nonché la composizione degli organi sociali di Hopa.

L'accordo quadro con Fingruppo S.p.A. finalizzato a consolidare ulteriormente il rapporto di collaborazione tra i due Gruppi, offre la possibilità alla Banca Popolare di Lodi di incrementare la propria partecipazione nel capitale di Hopa, con l'impegno a sottoscrivere azioni di nuova emissione per un importo fino a 129 milioni di euro.

Le strategie commerciali

Il periodo annuale in esame ha conosciuto un profondo intervento di omogeneizzazione del catalogo prodotti a livello di Gruppo.

L'obiettivo è quello di innalzare il *cross selling* tra i diversi prodotti delle società del Gruppo, e le principali iniziative sono state indirizzate al risparmio gestito (revisione della gamma prodotti Bipielle Fondicri di fondi comuni e gestioni patrimoniali), al credito al consumo e al leasing (diffusione dei servizi Bipielle Ducato e Bipielle Ducato Leasing), all'offerta verso la clientela corporate (servizi alle imprese di Efibanca), ai servizi di pagamento (ICCRI BFE), ai prodotti d'investimento e di finanziamento.

L'intervenuta armonizzazione dell'offerta commerciale ha, coerentemente, consentito interventi sul pricing dei prodotti, reso più unitario ed allineato alla politica complessiva Bipielle.

Il potenziamento della rete distributiva

La rete bancaria del Gruppo Bipielle ha presentato un ulteriore anno di espansione significativa; il numero complessivo degli sportelli è passato da 611 del 31 dicembre 2000 a 679 al termine dell'esercizio all'esame, come può riscontrarsi nella sottostante tabella.

Sportelli Bancari	31/12/2001	31/12/2000
Banca Popolare di Lodi°	362	320
Cassa di Risparmio di Lucca	93	90
Cassa di Risparmio di Pisa	61	57
Cassa di Risparmi di Livorno	49	47
Banca Popolare di Crema	40	37
Cassa di Risparmio di Imola	38	31
Banca Popolare di Bronte	11	10
Efibanca	11	10
Banca Bipielle Romagna*	6	4
Banca Popolare di Mantova	4	1
ICCRI-BFE	1	1
Banca Bipielle.Net	1	1
Totale Italia	**677**	**609**
Bipielle Bank (Suisse)	2	2
Totale Gruppo Bipielle	**679**	**611**

° al 31 dicembre 2000: 300 sportelli della Banca Popolare di Lodi e 20 sportelli della Banca Bipielle Centrosud
** al 31 dicembre 2000: 3 sportelli della Banca Popolare di Ferrara e Rovigo e 1 sportello della Banca Popolare di Forlì*

L'incremento nella rete territoriale deriva, per quanto riguarda la Banca Popolare di Lodi, dall'apertura di 40 sportelli, dalla confluenza di 19 sportelli "Centrosud" al 1° ottobre scorso (-1 rispetto al 31-12-00), dall'acquisizione di 1 sportello della Cassa Lombarda a Milano e di 2 sportelli della Banca di Credito Cooperativo Maria SS. Immacolata di Cerda in Termini Imerese (PA) e Cerda (PA), intervenuta il 1° luglio 2001.

Relativamente alle altre banche del Gruppo, la Cassa di Risparmio di Imola ha aperto in Castenaso (BO), Imola (BO), Massalombarda (RA), Mordano (BO), Riccione (RN), Rimini, Santarcangelo (RN), la Cassa di Risparmio di Pisa a Calci (PI), Certaldo (FI), San Casciano Val di Pesa (FI), San Miniato (PI), la Cassa di Risparmio di Lucca a Fucecchio (PI), Pontremoli (MS), Signa (FI) , la Banca Popolare di Crema a Milano, Rovato (BS), Soncino (CR), la Banca Popolare di Mantova a Castiglione delle Stiviere (MN), Pomponesco (MN), Viadana (MN), la Cassa di Risparmi di Livorno a Livorno e Orbetello (GR), la Banca Bipielle Romagna in Argelato (BO) e Cesena, Efibanca a Perugia, la Banca Popolare di Bronte a Catania.

In relazione inoltre al completamento del "piano sportelli" autorizzato dagli organi di Vigilanza nel 2001, sono in corso le aperture di ulteriori 28 sportelli, di cui 16 per la Banca Popolare di Lodi, 4 per la Cassa di Risparmi di Livorno, 3 per la Cassa di Risparmio di Lucca, 2 per la Banca Popolare di Crema, 2 per la Cassa di Risparmio di Imola, 1 per la Banca Popolare di Mantova. In tal modo, il numero dei punti di contatto della rete bancaria del Gruppo Bipielle toccherà nel breve volgere di poche settimane le 707 unità, in linea con quanto già anticipato nella Relazione Semestrale al 30 giugno 2001.

Le strategie multicanale

L'approccio alla clientela richiede un'articolazione più ricca di canali di contatto, con il più ampio utilizzo delle tecniche di comunicazione sia fisiche che a distanza. Canali innovativi che abbinano la prossimità del contatto diretto con lo sfruttamento avanzato delle nuove tecnologie sono stati lanciati nel 2001; questa è l'idea che ha fatto da base alla concentrazione della rete di promotori finanziari (già facenti capo a Bipielle Sim) con la struttura Internet e Mobile Banking (quest'ultima in modalità Wap) di Banca Bipielle.net: ne è derivata una significativa piattaforma di operatività commerciale che al 31 dicembre scorso disponeva di 58 centri di servizio dei promotori finanziari diffusi capillarmente sul territorio nazionale.

Una intuizione analoga ha rappresentato la premessa per la creazione dei Bipielle Center, punti destinati alla consulenza finanziaria, all'offerta di servizi di pagamento e promozione di prodotti e servizi di terzi. Questa rete dispone a fine esercizio di 5 negozi, a Firenze, Lodi, Lucca, Bologna e Rimini; l'obiettivo per il prossimo futuro è di estendere la propria operatività, combinando tale tipologia di offerta con il canale di credito al consumo rappresentato da Bipielle Ducato. Quest'ultima società ha continuato nel 2001 a manifestare un buon passo di crescita; a fine dicembre il numero di uffici ha raggiunto le 68 unità.

Il comparto del leasing, per il quale è in programma l'unificazione delle attuali 2 società del Gruppo, Bipielle Ducato Leasing e ACI Leasing, toccava al 31 dicembre scorso gli 11 punti commerciali.

Punti operativi diversi dagli sportelli bancari	31/12/2001	31/12/2000
Bipielle Ducato (uffici)	68	50
Banca Bipielle.Net (centri servizi dei promotori finanziari)*	58	52
Bipielle Ducato Leasing (uffici)	10	6
Bipielle Center (negozi finanziari)	5	0
ACI Leasing (uffici)	1	1
Totale Gruppo Bipielle	142	109

** al 31 dicembre 2000: 30 centri di Bipielle Net e 22 centri di Bipielle SIM*

Rammentiamo inoltre, relativamente ai canali innovativi di contatto con la clientela, che il Gruppo ha continuato a sviluppare, tramite la controllata B2Bipielle, la piattaforma telematica che rappresenta il punto d'incontro (marketplace) delle attività di contatto tra operatori economici (business to business, in sigla B2B) nell'ambito delle procedure di fornitura di beni e servizi. Nel 2001 è stato al riguardo realizzato un portale, all'indirizzo www.bvalue.it, ove le imprese clienti di questo servizio possono effettuare transazioni sia in qualità di acquirente che di fornitore.

Strumenti di supporto della crescita

Il complesso di iniziative delineate sinteticamente in precedenza è stato finanziato mediante una pluralità di strumenti finanziari e politiche gestionali che hanno generato i relativi mezzi di supporto.

Tra le emissioni obbligazionarie non destinate alla clientela retail si ricordano quelle emesse nell'ambito del programma di Euro Medium Term Note e quelle rivolte ad investitori istituzionali. Sul fronte più propriamente patrimoniale, si rammenta l'importante operazione di aumento di capitale della Banca Popolare di Lodi.

Aumento di capitale della Capogruppo

Si è chiuso con un'adesione pari al 100% l'aumento di capitale della Banca Popolare di Lodi, offerto dal 4 al 29 giugno 2001 in opzione agli azionisti e ai portatori di obbligazioni convertibili, in attuazione della delibera dell'Assemblea straordinaria del 6 novembre 2000. L'operazione si è conclusa con la sottoscrizione di tutte le n. 18.932.914 azioni di nuova emissione, per un valore complessivo di euro 227.194.968. L'ammontare del capitale sociale della Banca Popolare di Lodi successivo a tale operazione (e tenuto conto della conversione nella unità di conto europea deliberata da Consiglio d'Amministrazione del seguente 12 settembre) è quindi salito a euro 360.870.216,66 rappresentato da n. 139.872.177 azioni da nominali euro 2,58 cadauna.
Il risultato conseguito grazie alla rete del Gruppo Bipielle, di ragguardevole dimensione assoluta, assume ancor più rilievo in quanto ottenuto senza consorzio di collocamento, dimostrando la capacità commerciale della rete.

La visibilità della Capogruppo sul mercato dei capitali di rischio è anche correlata alla valutazione di rating delle principali agenzie internazionali, che hanno confermato per il 2001 i precedenti gradi di giudizio, circostanza per nulla scontata in un contesto nel quale i downgrading hanno interessato ben l'80% circa delle revisioni annuali dei giudizi.

Segnaliamo, infine, che nel corso dell'esercizio, la Banca Popolare di Lodi ha ospitato, ai sensi dell'art. 68 del D.L. 385/93, una ispezione della Banca d'Italia di nuova concezione, in quanto specificamente rivolta alle attività svolte nell'esercizio della propria funzione di Capogruppo. Le indicazioni rivenienti dall'Autorità di Vigilanza, ricche di suggerimenti e di esperienza, sono state oggetto di traduzione da parte aziendale in interventi di ulteriore possibile miglioramento degli strumenti di gestione finanziaria.

Nello stesso periodo, anche Efibanca è stata oggetto di una visita ispettiva ordinaria da parte dell'Organo di Vigilanza, le cui conclusioni sono risultate analoghe (per le attività comparabili) a quanto riferito alla Capogruppo.

Nel mese di novembre è iniziata ed è tuttora in corso presso la Capogruppo una verifica ispettiva da parte della Consob ai sensi dell'art. 10 comma 1 e dell'art. 115 primo comma lettera c) del D.Lgs. 58/98.

Si segnala che, come oramai da alcuni anni, il Gruppo Bipielle pubblica, in un fascicolo separato dal presente Bilancio civilistico e consolidato, il Bilancio Sociale, una modalità innovativa di rappresentazione dell'attività del Gruppo. Scopo del Bilancio Sociale è fornire evidenza delle complesse relazioni che il Gruppo instaura, sia nei confronti delle componenti ad esso interne, (le risorse umane, la struttura organizzativa), sia, soprattutto, verso l'esterno: ovvero i rapporti tra il Gruppo e la collettività, il corpo sociale, i fornitori, i clienti.

Si vuole, in tal modo, fare emergere, con un approccio comunicazionale che integra l'informativa contabile, l'importante contributo che il Gruppo Bipielle fornisce al contesto sociale ed economico nel quale è proficuamente inserito.

MASSA AMMINISTRATA	2001		2000			
Importi in Eur/000		comp. %		comp. %	var. ass.	var. %
Debiti verso clientela	**10.710.390**	**47,95%**	**9.471.371**	**50,55%**	**1.239.019**	**13,08%**
- conti correnti	7.222.526	32,34%	6.037.450	32,22%	1.185.076	19,63%
- depositi a risparmio	1.126.215	5,04%	1.171.050	6,25%	-44.835	-3,83%
- altri rapporti	372.137	1,67%	138.485	0,74%	233.652	168,72%
- operazioni pronti contro termine e riporti	1.989.512	8,91%	2.124.386	11,34%	-134.874	-6,35%
Debiti rappresentati da titoli	**11.625.196**	**52,05%**	**9.266.551**	**49,45%**	**2.358.645**	**25,45%**
- obbligazioni	10.375.326	46,45%	7.523.354	40,15%	2.851.972	37,91%
- certificati di deposito	921.403	4,13%	1.106.636	5,91%	-185.233	-16,74%
- altri titoli	328.467	1,47%	636.561	3,40%	-308.094	-48,40%
TOTALE RACCOLTA DIRETTA	**22.335.586**	**100,00%**	**18.737.922**	**100,00%**	**3.597.664**	**19,20%**
Prestiti obbligazionari subordinati	385.108		259.364		125.744	48,48%
Raccolta indiretta	**22.518.772**		**24.269.605**		**-1.750.833**	**-7,21%**
di cui:						
- risparmio gestito	13.686.562		15.116.092		-1.429.530	-9,46%
TOTALE MASSA AMMINISTRATA CL.	**45.239.466**		**43.266.891**		**1.972.575**	**4,56%**
TOTALE MASSA AMMINISTRATA BANCHE E INV. ISTITUZIONALI	**29.150.772**		**39.385.774**		**-10.235.002**	**-25,99%**
TOTALE GENERALE MASSA AMMINISTRATA	**74.390.238**		**82.652.665**		**-8.262.427**	**-10,00%**

Il totale della raccolta diretta, al 31 dicembre 2001, si posiziona a € 22.335,6 milioni, rispetto al livello di fine esercizio 2000 di € 18.737,9, facendo registrare un incremento del 19,20%.

A determinare tale livello hanno concorso la dinamica (+13,08%) dei "debiti verso clientela" (passati da € 9.471,4 milioni a €. 10.710,4 milioni) e lo sviluppo, per il 25,45% dei "debiti rappresentati da titoli" (da € 9.266,6 milioni a € 11.625,2 milioni).
All'interno della prima componente, segnaliamo una buona ripresa dei conti correnti (+19,63%), spinti dalla funzione di parcheggio della liquidità in presenza di eccezionali incrementi del grado di incertezza sull'evoluzione della congiuntura; le operazioni di pronti contro termine di raccolta hanno ridotto il loro ammontare nella seconda parte dell'anno, facendo segnare il –6,35% sino a € 1.989,5 milioni.

Tra le componenti della raccolta espressa da titoli, è risultata rilevante la crescita delle obbligazioni (da € 7.523,4 milioni a € 10.375,3 milioni), che si situa al +37,91%; per i certificati di deposito continua invece l'arretramento dei volumi (coerente con la tendenza strutturale a livello di sistema), che si sono portati a € 921,4 milioni, cioè il 16,74%, in meno rispetto al 31 dicembre 2000.

La raccolta indiretta da clientela risulta complessivamente in € 22.518,8 milioni, con un ridimensionamento contenuto nel 7,21% rispetto ad un livello di € 24.269,6 milioni di dodici mesi prima, un andamento in linea con l'evoluzione settoriale e meno negativo di alcuni primari competitori. Coerentemente con tale quadro, il risparmio gestito (comprensivo di fondi comuni di investimento, gestioni patrimoniali, prodotti assicurativi) si riduce del 9,46%, passando da

€ 15.116,1 milioni del 2000 a € 13.686,6 milioni. Ricordiamo che i saldi del 2000 sono stati riesposti per tener conto dell'uscita dall'area di consolidamento a patrimonio netto di Eurovita, che ha formato oggetto di accordo di *joint venture* con il gruppo CGNU (vedasi il paragrafo "Sviluppo delle partnership strategiche e commerciali").

Aggregando raccolta diretta, indiretta ed i prestiti subordinati detenuti da clientela, si determina il totale della massa amministrata da clientela, che giunge a € 45.239,5 milioni, pari ad un incremento del 4,56% sulla corrispondente grandezza del 2000.

La massa amministrata da banche e investitori istituzionali subisce una contrazione da € 39.385,8 milioni a € 29.150,7 milioni del 31 dicembre scorso, pari al –25,99%. A giustificare tale dinamica, sia le condizioni dei mercati finanziari, che hanno inciso sulle valorizzazioni degli aggregati, sia il deflusso di posizioni detenuti da alcuni investitori istituzionali.

In conseguenza delle dinamiche parziali sopra esposte, il totale generale della massa amministrata dal Gruppo Bipielle passa da € 82.652,7 milioni del 2000 a € 74.390,2 milioni registrati al 31 dicembre 2001, corrispondente a un calo del 10,00%.

DEPOSITI PER SETTORE ISTITUZIONALE	comp % 2001	comp % 2000
Amministrazioni Pubbliche	2,63%	2,13%
Famiglie	64,26%	66,84%
Società Finanziarie	12,14%	8,86%
Società non Finanziarie	15,98%	15,08%
Istituzioni senza scopo di lucro	1,88%	1,93%
Altro	3,11%	5,16%
TOTALE	100,00%	100,00%

La raccolta diretta (con esclusione di obbligazioni e pronti contro termine) ha visto una crescita di oltre 3 punti percentuali dell'incidenza tra la clientela ordinaria delle società finanziarie (dall'8,9% al 12,1%), evidente riflesso dell'elevata incertezza sui mercati finanziari che ha provocato un notevole parcheggio di liquidità in strumenti monetari da parte di società holding e finanziarie varie. Il peso della clientela famiglie è quindi calato dal 66,8% al 64,3% rimanendo peraltro preminente; la quota coperta dalle pubbliche amministrazioni presentava una crescita di circa mezzo punto percentuale al 2,6%.

DEPOSITI PER REGIONE	comp. % 2001	comp. % 2000
TOSCANA	34,75%	35,99%
LOMBARDIA	32,53%	29,16%
SICILIA	13,03%	13,06%
LAZIO	9,35%	10,98%
EMILIA-ROMAGNA	6,40%	6,83%
MOLISE	1,75%	1,63%
PIEMONTE	0,83%	0,80%
CAMPANIA	0,72%	0,72%
BASILICATA	0,27%	0,25%
LIGURIA	0,19%	0,19%
CALABRIA	0,13%	0,12%
VENETO	0,05%	0,02%
UMBRIA (*)	0,00%	-
TOTALE	100,00%	100,00%

* *la regione a fine 2001 non raggiungeva l'ordine di grandezza minimo*

Sul piano territoriale, l'operatività del Gruppo Bipielle al 31 dicembre scorso si estendeva oramai a 13, su 20, regioni italiane (12 regioni alla chiusura dell'esercizio precedente) sia per la raccolta che per gli impieghi. Relativamente agli strumenti di *funding* di natura monetaria (non compresi i pronti termine e le obbligazioni), la tabella conferma il ruolo

“forte” dalle 3 aree regionali di Toscana, Lombardia, Sicilia che complessivamente coprono l’80,3% della raccolta, dopo il 78,2% del dicembre 2000; in particolare, la quota lombarda cresce di circa 3 punti percentuali. Coerentemente, il peso delle 2 regioni “medie” del Gruppo (Lazio ed Emilia Romagna) si riduce di circa due punti percentuali, mentre la rimanente distribuzione territoriale sul lato passivo del bilancio si estende ad una nuova regione (l’Umbria), il cui inizio di attività risale ad appena 2 settimane prima della chiusura di bilancio.

GLI IMPIEGHI

IMPIEGHI	2001		2000			
Importi in Eur/000		comp. %		comp. %	var. ass.	var. %
Conti correnti	4.685.272	23,90%	3.965.702	21,74%	719.570	18,14%
Finanziamenti lire non in c/c a b/t	1.562.698	7,97%	1.287.074	7,05%	275.624	21,41%
Finanziamenti import/export	477.700	2,44%	514.423	2,82%	-36.723	-7,14%
Portafoglio scontato	450.370	2,30%	371.688	2,04%	78.682	21,17%
Anticipo per erogazioni sbf	1.160.909	5,92%	784.192	4,30%	376.717	48,04%
Operazioni di pronti contro termine	50.618	0,26%	81.928	0,45%	-31.310	-38,22%
Mutui	8.073.438	41,18%	8.121.303	44,52%	-47.865	-0,59%
Credito al consumo	1.021.757	5,21%	945.012	5,18%	76.745	8,12%
Crediti per operazioni di leasing	511.531	2,61%	492.195	2,70%	19.336	3,93%
Altre sovvenzioni	1.223.017	6,24%	1.344.940	7,37%	-121.923	-9,07%
Sofferenze	385.848	1,97%	335.300	1,84%	50.548	15,08%
TOTALE CREDITI NETTI VERSO CLIENTELA	**19.603.158**	**100,00%**	**18.243.757**	**100,00%**	**1.359.401**	**7,45%**
TOTALE CREDITI DI FIRMA	**1.487.712**		**1.908.982**		**-421.270**	**-22,07%**
TOTALE CREDITI PER CASSA E FIRMA	**21.090.870**		**20.152.739**		**938.131**	**4,66%**

Il totale degli impieghi per cassa raggiunge, a dicembre 2001, € 19.603,2 milioni, con una crescita del 7,45% sul livello di € 18.243,8 milioni del precedente esercizio.

Tra le forme tecniche, particolarmente significativi gli incrementi delle componenti rappresentate dai finanziamenti a breve termine non in conto corrente (+21,41%) ed alle erogazioni di crediti per salvo buon fine (+48,04%).

In valori assoluti, la componente a maggiore peso relativo è rappresentata dai mutui, con € 8.073,4 milioni pari al 41,18% del totale, I conti correnti attivi, tipiche operazioni di finanziamento del capitale circolante, rappresentano il 23,90% del totale, con una crescita del 18,14%.

Le sofferenze nette sono passate da euro 335,3 milioni a euro 385,8 milioni (+15,08%); il rapporto tra sofferenze nette ed impieghi alla clientela fotografato alla data di bilancio si attesta all'1,97%, un livello che ha continuato a mostrarsi, come nei precedenti periodi gestionali, decisamente limitato in confronto ai valori medi del sistema bancario e dei principali concorrenti.

IMPIEGHI PER SETTORE ISTITUZIONALE	comp % 2001	comp % 2000
Amministrazioni Pubbliche	5,32%	6,37%
Famiglie	16,97%	17,93%
Società Finanziarie	17,01%	16,20%
Società non Finanziarie	60,21%	59,06%
Istituzioni senza scopo di lucro	0,49%	0,44%
TOTALE	**100,00%**	**100,00%**

A livello di Gruppo, la ripartizione del credito per settore istituzionale vedeva una rafforzata preminenza delle "società non finanziarie" (il 60,21% del totale, dal 59,06% di 12 mesi prima). La quota dell'esposizione creditizia verso il settore "famiglie" risultava a sua volta in contrazione per circa un punto percentuale rispetto al 17,93% di dodici mesi

prima. Lievemente in crescita è poi risultata la quota in favore delle entità di natura finanziaria (16,2% nel 2000).

IMPIEGHI PER REGIONE	comp. % 2001	comp. % 2000
LAZIO	38,16%	36,82%
TOSCANA	25,75%	27,92%
LOMBARDIA	24,54%	23,58%
EMILIA-ROMAGNA	5,95%	5,38%
SICILIA	3,64%	4,28%
PIEMONTE	1,18%	1,17%
MOLISE	0,37%	0,44%
LIGURIA	0,17%	0,15%
CAMPANIA	0,10%	0,12%
BASILICATA	0,09%	0,10%
CALABRIA	0,03%	0,03%
VENETO	0,03%	0,01%
UMBRIA (*)	0,00%	-
TOTALE	**100,00%**	**100,00%**

* *la regione a fine 2001 non raggiungeva l'ordine di grandezza minimo.*

Tra le operazioni di credito, il Lazio ha visto il rafforzamento della propria posizione preminente, dal 36,8% del 2000 al 38,2% del 2001: tale variazione ha riflesso la messa a regime di una significativa rete di sportelli della Capogruppo nell'area metropolitana romana, che si aggiunge a preesistenti crediti a grandi imprese del settore delle *public utilities*.

Un ulteriore quarto degli affidamenti fa capo territorialmente sia a Toscana che a Lombardia, con un lieve riequilibrio reciproco (la prima è passata dal 27,9% al 25,8% mentre la seconda è cresciuta dal 23,6% al 24,5%). La rimanente quota dell'11,5% del credito erogato (11,7% dodici mesi prima) si ripartisce tra le altre regioni secondo un ordine invariato rispetto all'anno 2000.

LE RISORSE

A livello di Gruppo, il numero complessivo dei dipendenti al 31 dicembre 2001 ammontava a 7.232; nei confronti di 12 mesi prima, quando la dimensione della forza lavoro interna era di 7.225 unità si registra una crescita netta di 7 persone.

La forza di vendita rappresentata dall'insieme dei promotori finanziari del Gruppo è passata dalle 488 unità al 31 dicembre 2000 alle 533 unità, che denota una crescita di 45 unità, di particolare rilevanza in termini proporzionali. Tale sviluppo mette in luce la capacità del Gruppo di svilupparsi anche secondo modalità di status professionale particolarmente adatte al contatto con la clientela dei risparmiatori.

Nel corso dell'anno particolarmente intensa è stata l'attività di relazioni con le Organizzazioni Sindacali, ivi comprese quelle con le Segreterie Nazionali.

Nonostante alcune difficoltà connesse soprattutto con la necessità di rendere omogenei per le diverse aziende del Gruppo gli assetti normativi ed economici complessivi, l'impegno profuso da parte della Capogruppo ed il contributo fornito in particolare dalle Segreterie Nazionali hanno consentito, comunque, di concludere numerosi e significativi accordi, finalizzati a consentire il cammino in direzione di una sempre maggiore integrazione degli assetti normativi, economici ed organizzativi delle varie componenti del Gruppo.

IL PATRIMONIO NETTO

La citata operazione di aumento di capitale della Capogruppo ha determinato una significativa crescita del Patrimonio netto consolidato (comprensivo dell'utile di esercizio e del Fondo rischi bancari generali) che si attesta, al 31 dicembre 2001, in € 1.774,548 milioni (€ 1.325,842 al dicembre 2000, + 33,84%).

Il conferimento degli immobili a Bipielle Real Estate da parte delle società del Gruppo ha, inoltre determinato la rivalutazione ai prezzi di mercato degli stessi cespiti, con conseguente incremento nelle riserve patrimoniali consolidate per € 118,705 milioni.

CONTO ECONOMICO

Importi in Eur/000	2001	2000	variazione % 2001-2000	2000 pro-forma	Var. % 2001-2000 pro-forma
Interessi attivi e proventi assimilati	1.853.664	1.528.227	21,30%	1.826.554	1,48%
Interessi passivi e oneri assimilati	(1.204.218)	(1.081.068)	11,39%	(1.210.655)	-0,53%
Dividendi e altri proventi	79.789	22.116	260,78%	28.675	178,25%
MARGINE DI INTERESSE	**729.235**	**469.275**	**55,40%**	**644.574**	**13,13%**
Commissioni nette	304.161	234.838	29,52%	320.755	-5,17%
Profitti e perdite da operazioni finanziarie	(18.878)	27.243	-169,29%	32.301	-158,44%
Altri proventi di gestione	140.062	95.925	46,01%	127.764	9,63%
MARGINE DI INTERMEDIAZIONE	**1.154.580**	**827.281**	**39,56%**	**1.125.394**	**2,59%**
Spese amministrative e altri oneri di gestione	(726.635)	(532.296)	36,51%	(709.109)	2,47%
- spese per il personale	(402.595)	(289.205)	39,21%	(395.128)	1,89%
- altre spese amministrative	(312.078)	(234.436)	33,12%	(302.130)	3,29%
- altri oneri di gestione	(11.962)	(8.655)	38,21%	(11.851)	0,94%
RISULTATO DI GESTIONE	**427.945**	**294.985**	**45,07%**	**416.285**	**2,80%**
Rettifiche/ riprese di valore su immobilizzazioni materiali e immateriali	(159.260)	(107.185)	48,58%	(155.988)	2,10%
Accantonamenti per rischi ed oneri	(14.883)	(10.976)	35,60%	(14.124)	5,37%
Rettifiche/riprese di valore e accantonamenti su crediti	(151.028)	(108.340)	39,40%	(136.893)	10,33%
Rettifiche/riprese di valore su immobilizzazioni finanziarie	(5.211)	(3.263)	59,70%	(1.900)	174,26%
Utili/(perdite) delle partecipazioni valutate a patrimonio netto	1.085	9.791	-88,92%	9.791	-88,92%
UTILE ATTIVITÀ ORDINARIA	**98.648**	**75.012**	**31,51%**	**117.171**	**-15,81%**
Componenti straordinarie	103.952	107.152	-2,99%	108.865	-4,51%
Variazioni fondo rischi bancari generali	2.569	(7.230)	-135,53%	(7.230)	-135,53%
Imposte sul reddito dell'esercizio	(75.557)	(61.787)	22,29%	(97.415)	-22,44%
Utile di pertinenza di terzi	(54.301)	(35.391)	53,43%	(55.360)	-1,91%
UTILE NETTO	**75.311**	**77.756**	**-3,14%**	**66.031**	**14,05%**

Il risultato 2001 viene confrontato con i dati pro forma del 2000, in quanto maggiormente significativi dell'effettiva redditività dell'intero esercizio. Per le modalità di predisposizione del pro forma vedasi apposito allegato alla nota integrativa.

L'esercizio 2001 ha chiuso con un risultato netto di € 75,3 milioni; tale importo comporta una crescita a saldo del 14,05% rispetto a quanto mostrato dell'anno precedente di € 66,1 milioni, che rappresenta nuovamente il livello più alto raggiunto dal Gruppo.

Il margine di interesse si attesta a € 729,2 milioni (+13,13%), risultante di un soddisfacente gestione del denaro e di un buon apporto da dividendi. Gli interessi attivi hanno registrato una crescita del 1,48% (€ 1.853,7 milioni) a fronte del decremento degli interessi passivi dello 0,53% (€ 1.204,2 milioni). I dividendi sono aumentati sensibilmente (+178,25%) passando da € 28,7 milioni a € 79,8 milioni.

Le commissioni nette evidenziano una modesta diminuzione (-5,17%, € 304,2 milioni). A fronte, infatti, di un arretramento del 3,93% delle commissioni attive (pari a € 437,8 milioni), si è registrata una diminuzione delle commissioni passive del 0,96% (pari a € 133,6 milioni).

Sulla dinamica delle commissioni attive è stato determinante l'andamento negativo del risparmio gestito e della raccolta ordini. I profitti e perdite da operazioni finanziarie hanno registrato un saldo negativo per € 18,9 milioni; in particolare, su tale risultato hanno inciso minusvalenze nette su titoli per 29,6 milioni di euro. Gli altri proventi di gestione sono pari a € 140,0 milioni (+9,63%).

L'andamento positivo del margine di interesse, nonostante il rallentamento del margine da servizi, ha portato il margine di intermediazione a crescere del 2,59% (€ 1.154,6 milioni), ben migliore dell'andamento nazionale di settore (-1,2%).

Le spese per il personale hanno registrato una espansione del 1,89% portandosi a € 402,6 milioni. Su tale dinamica ha inciso la crescita del personale, passato da 7.225 a 7.382 unità.

Le spese generali hanno evidenziato una crescita del 3,29% (€ 312,1 milioni).

Tra le rettifiche e gli accantonamenti si evidenziano una crescita del 10,33% delle rettifiche nette su crediti (€ 151,0 milioni) e ammortamenti per euro 159,3 milioni (+2,10%).

L'utile delle attività ordinarie ha raggiunto 98,648 milioni di euro (-15,81%).

Le componenti straordinarie presentano una modesta riduzione sul valore del 2000, -4,51% sino a € 103,9 milioni.

Grazie anche ad imposte sul reddito in diminuzione del 22,44% sino a € 75,6 milioni, l'utile di esercizio si attesta a € 75,3 milioni di euro, cui corrisponde una crescita del 14,05% sul 2000.

L'ANDAMENTO DELLE PRINCIPALI SOCIETA' DEL GRUPPO

Forniamo a seguire le schede concernenti le principali entità controllate, esposte per categoria (società bancarie italiane, società bancarie estere, società finanziarie, società strumentali) e ordinate, al loro interno, per totale attivo (massa amministrata da clientela, per le entità con prevalente operatività "fuori bilancio")

Società bancarie italiane

ICCRI BANCA FEDERALE EUROPEA

importi in migliaia di euro	31/12/2001	31/12/2000	Var %
Dati patrimoniali			
Crediti verso clientela	797.670	643.769	23,91%
Titoli	1.508.332	1.048.473	43,86%
Totale dell'attivo	7.220.524	7.040.521	2,56%
Raccolta diretta	1.366.023	1.420.925	-3,86%
Raccolta indiretta da clientela		1.583.698	n.s.
di cui gestita		*1.309.349*	n.s.
Massa amministrata complessiva	18.696.303	19.010.165	-1,65%
Patrimonio netto *	842.189	688.717	22,28%
Dati economici			
Margine di interesse	46.845	54.200	-13,57%
Commissioni nette	26.174	27.027	-3,16%
Margine di intermediazione	93.582	77.308	21,05%
Costi operativi	74.570	62.484	19,34%
Risultato di gestione	19.012	14.824	28,25%
Utile delle attività ordinarie	19.420	7.922	145,14%
Utile d'esercizio	50.420	45.469	10,89%
Altre informazioni			
Numero sportelli	1	1	
Numero dipendenti	378	425	
Numero medio dipendenti	402	445	
Indici economico-finanziari			
Indici di struttura			
Crediti verso clientela/Totale attivo	11,05%	9,14%	
Titoli/Totale attivo	20,89%	14,89%	
Raccolta diretta da clientela/Totale attivo	18,92%	20,18%	
Raccolta gestita/Raccolta indiretta	n.s.	82,68%	
Indici di redditività			
Margine d'interesse/Margine d'intermediazione	50,06%	70,11%	
Commissioni nette/Margine d'intermediazione	27,97%	34,96%	
Costi operativi/Margine d'intemediazione	79,68%	80,82%	
Utile d'esercizio/Totale dell'attivo (ROA)	0,70%	0,65%	
Utile d'esercizio/Patrimonio netto (ROE)	5,99%	6,60%	
Indici di rischiosità			
Sofferenze/Impieghi	0,43%	4,00%	
Coefficienti patrimoniali			
Patrimonio di vigilanza	1.264.083	1.110.057	
Coefficiente di solvibilità	31,07%	38,17%	
Patrimonio di base/Attività di rischio ponderate	17,44%	21,63%	
Patrimonio di vigilanza/Attività di rischio ponderate	26,97%	35,89%	
Attività di rischio ponderate	4.687.528	3.092.969	

* Escluso l'utile dell'esercizio

Nel trascorso anno è proseguita l'intensa opera di trasformazione dell'attività svolta da ICCRI Banca Federale Europea (in breve ICCRI BFE), che ha concentrato il proprio impegno su due specifici livelli di operatività: da una parte, sub-holding unica del Gruppo quale perno degli accordi aggregativi che presiedono all'espansione del perimetro Bipielle; dall'altra, polo di produzione di servizi finanziari nel campo delle gestioni di tesoreria, dei sistemi di pagamento e dei segmenti correlati.

Relativamente al primo livello, l'incorporazione di Casse del Tirreno S.p.A. ed ulteriori operazioni societarie hanno comportato una modifica nella struttura delle principali partecipazioni detenute, diventando azionista di controllo diretto anche di Cassa di Risparmio di Lucca (50,34%), Cassa di Risparmio di Pisa (61,31%), Cassa di Risparmi di Livorno (57,64%), Cassa di Risparmio di Imola (52,15%) nonché (in via diretta e indiretta) delle società prodotto Bipielle Fondicri SGR, Bipielle Ducato, Bipielle Ducato Leasing, Grifogest SGR, ACI Leasing ed inoltre della società strumentale Bipielle SGC. Il conto economico 2001 ha incluso pertanto una coerente crescita nei flussi di dividendi infragruppo. Inoltre, l'operazione di spin off immobiliare per l'intero Gruppo (richiamata nel capitolo "Rifocalizzazione per aree di business") ha coinvolto ICCRI BFE, che nel marzo 2002 ha conferito a Bipielle Real Estate beni per € 12,9 milioni.

Il secondo livello di operatività ha visto lo sviluppo dei servizi forniti in outsourcing, relativi principalmente all'accentramento delle funzioni di tesoreria delle banche controllate e delle società prodotto.

Contemporaneamente, nel 2001 sono stati ceduti alla controllata Efibanca crediti alla clientela per un valore complessivo di € 305,7 milioni, di natura essenzialmente corporate. Il potenziamento delle funzioni finanziarie avanzate, al servizio delle altre componenti del Gruppo, copre una quota via via più significativa nei risultati gestionali di ICCRI BFE.

In conseguenza del diverso orientamento strategico, la massa amministrata a fine 2001 era costituita quasi interamente dalla componente banche ed investitori istituzionali per un ammontare di € 17.330 milioni, la raccolta diretta da clientela si era leggermente ridotta (€ 1.366 milioni, -3,9%), mentre è stata completamente annullata la componente della raccolta indiretta da clientela ordinaria, in quanto attività ceduta a Bipielle Fondicri SGR. Tra le attività, le partecipazioni esterne al Gruppo toccavano l'importo di € 149,5 milioni con un incremento del 339 % rispetto all'esercizio precedente. Tale variazione si spiega in buona misura con l'acquisto di una quota del 30% della Banca Caripe S.p.A. di cui il 4,5% è stato poi ceduto alla Capogruppo. Le partecipazioni in entità del mondo Bipielle toccavano invece un importo di € 1.119,6 milioni (+22,4% sul 31 dicembre 2000).

Il valore complessivo del portafoglio a fine 2001 risultava pari a 1.508,3 milioni di euro (di cui titoli immobilizzati per € 62,0 milioni), in aumento del 43,9% rispetto al già ragguardevole saldo dell'anno precedente, anche per effetto degli accennati accentramenti di tesoreria.

I crediti verso clientela, costituita prevalentemente da controparti finanziarie, sono cresciuti del 23,9% fino a raggiungere un livello di € 797,7 milioni.

In termini economici, il margine d'intermediazione è cresciuto nel 2001 del 21,1% a 93,6 milioni di euro, il risultato di gestione è pari a € 19,012 milioni (+28,25%).

Il risultato netto d'esercizio ha manifestato una crescita del 10,9% cifrandosi in € 50,4 milioni.

importi in migliaia di euro	31/12/2001	31/12/2000	Var %
Dati patrimoniali			
Crediti verso clientela	6.012.542	5.734.281	4,85%
Titoli	143.852	169.348	-15,06%
Totale dell'attivo	6.962.762	6.666.611	4,44%
Raccolta diretta	4.986.137	4.492.606	10,99%
Raccolta indiretta da clientela	1.371.867	1.142.911	20,03%
di cui gestita	0	0	
Massa amministrata complessiva	*7.621.211*	*7.091.789*	7,47%
Patrimonio netto *	346.992	345.114	0,54%
Dati economici			
Margine di interesse	68.534	61.504	11,43%
Commissioni nette	14.101	7.474	88,67%
Margine di intermediazione	102.088	75.409	35,38%
Costi operativi	42.470	40.896	3,85%
Risultato di gestione	59.618	34.513	72,74%
Utile delle attività ordinarie	28.285	3.013	838,76%
Utile d'esercizio	15.496	10.694	44,90%
Altre informazioni			
Numero sportelli	11	10	
Numero dipendenti	404	426	
Numero medio dipendenti	414	425	
Indici economico-finanziari			
Indici di struttura			
Crediti verso clientela/Totale attivo	86,35%	86,01%	
Titoli/Totale attivo	2,07%	2,54%	
Raccolta diretta da clientela/Totale attivo	71,61%	67,39%	
Raccolta gestita/Raccolta indiretta	n.s.	n.s.	
Indici di redditività			
Margine d'interesse/Margine d'intermediazione	67,13%	81,56%	
Commissioni nette/Margine d'intermediazione	13,81%	9,91%	
Costi operativi/Margine d'intemediazione	41,60%	54,23%	
Utile d'esercizio/Totale dell'attivo (ROA)	0,22%	0,16%	
Utile d'esercizio/Patrimonio netto (ROE)	4,47%	3,10%	
Indici di rischiosità			
Sofferenze/Impieghi	1,12%	0,51%	
Coefficienti patrimoniali			
Patrimonio di vigilanza	477.858	418.500	
Coefficiente di solvibilità	7,78%	7,46%	
Patrimonio di base/Attività di rischio ponderate	5,58%	5,99%	
Patrimonio di vigilanza/Attività di rischio ponderate	7,72%	7,34%	
Attività di rischio ponderate	6.189.671	5.700.577	

* *Escluso l'utile dell'esercizio*

L'esercizio 2001 ha costituito per Efibanca una tappa importante nel rilancio dell'attività e dei collegati ritorni economici, in aderenza alle linee strategiche che vedono la missione di *sviluppare le operazioni straordinarie di finanza d'impresa, in raccordo con le reti* commerciali del Gruppo. Sul piano della gestione interna, nel corso dell'esercizio 2001 sono state anche implementate azioni mirate a migliorare l'efficienza organizzativa e ad aumentare la produttività della banca.

Riguardo alla tipica intermediazione creditizia, la consistenza complessiva della provvista (inclusi i prestiti subordinati) è ammontata al 31.12.2001 a € 6.226,1 milioni (+6%) rispetto a fine 2000. Le necessità di provvista sono state supportate principalmente dalle emissione obbligazionarie, il cui stock a fine anno 2001 ammontava a € 4.837,3 milioni con un incremento annuo del 26%. Tra i canali di collocamento, il contributo delle reti e della Finanza del Gruppo Bipielle è stato pari al 59% delle obbligazioni emesse (€ 1.004,0 milioni).
E' proseguito il netto calo nei Certificati di Deposito (€ 171,3 milioni, pari al -43%), mentre la consistenza della provvista intercreditizia, sia a breve che a medio termine, ha toccato € 1.109,8 milioni (-16% rispetto al 2000).
I crediti alla clientela al 31/12/2001 ammontavano a € 6.012,5 milioni, importo che corrisponde al +4,85% su dodici mesi. Lo spread finanziario delle nuove erogazioni ha denotato un buon livello, attestandosi all'1,24% (rispetto allo 0,82% del 2000) del portafoglio crediti preesistente. Al tempo stesso, le sofferenze lorde erano limitate a € 85.4 milioni, a fronte di previsioni di perdita per € 18,2 milioni, rappresentando al netto l'1,1% degli impieghi a clientela.
Riguardo all'Area Mercati, il Capital Market Azionario ha aderito complessivamente a 18 consorzi di garanzia e collocamento, di cui 14 relativi a IPO (Initial Publc Offers cioè la quotazione di "matricole") e 4 ad aumenti di capitale. I ritorni economici dell'attività sono ammontati complessivamente a € 1,9 milioni, al netto di 0,6 milioni retrocessi alla Banca Popolare di Lodi a fronte dell'attività di collocamento delle reti. Il Capital Market per la strutturazione di prodotti di debito evoluti quali prestiti sindacati, emissioni obbligazionarie, operazioni di project finance e securitisation, ha procurato ritorni commissionali per € 2,8 milioni (in totale 24 operazioni strutturate per un ammontare di oltre € 1.032,.9 milioni) con *una crescita dell'80% rispetto al 2000. L'attività di corporate bonds ha anche riguardato* la partecipazione a 8 consorzi di garanzia e collocamento per l'importo complessivo di circa € 65,6 milioni, con un utile di € 0,4 milioni.
Riguardo all'Area di Banca d'Affari l'ammontare delle partecipazioni a fine 2001 era di € 119,8 milioni, con nuovi ingressi in 9 imprese per un investimento complessivo di € 44.4 milioni, oltre a interventi di follow-on verso società già partecipate per € 9,8 milioni. La movimentazione del portafoglio nel corso del 2001 ha generato plusvalenze per € 16,9 milioni, in forte crescita rispetto al 2000, mentre l'attività di consulenza di servizi di merger&acquisition hanno fornito ricavi per € 3,4 milioni.
Passando al conto economico, il margine di interesse si è elevato a € 68,5 milioni, con un aumento dell'11,4% rispetto al 31/12/2000. Determinanti del favorevole andamento risultano sia gli incrementi del volume di impieghi, associato ad una migliore redditività, sia il maggior contributo di dividendi assicurato dal portafoglio partecipativo (€ 2,7 milioni; +106% sul 2000). Il margine di intermediazione, che ricomprende i predetti introiti di banca d'investimenti (smobilizzi, consulenze e ricavi da servizi corporate) per circa € 25,3 milioni oltre a € 15,2 milioni di commissioni legate alla tradizionale attività di impiego, ammontava a € 102,1 milioni, con un aumento annuo del 35,38%. I costi di gestione assommavano a € 40,1 milioni, in crescita del 5,2%. Il rapporto percentuale tra i costi di gestione e il margine d'intermediazione (pari al 40%) denota un netto miglioramento rispetto al 52% del 2000, in sintonia con le linee strategiche definite per Efibanca. Il numero di dipendenti era pari a 404, con un decremento di 22 unità rispetto al 31/12/2000.

CASSA DI RISPARMIO DI LUCCA

importi in migliaia di euro	**31/12/2001**	**31/12/2000**	**Var %**
Dati patrimoniali			
Crediti verso clientela	2.278.339	2.199.643	3,58%
Titoli	484.807	439.693	10,26%
Totale dell'attivo	3.493.776	3.162.080	10,49%
Raccolta diretta	2.514.796	2.216.489	13,46%
Raccolta indiretta da clientela	*2.231.771*	*2.393.168*	*-6,74%*
di cui *gestita*	1.337.189	1.410.767	-5,22%
Massa amministrata complessiva	5.044.885	4.873.085	3,53%
Patrimonio netto *	402.655	349.590	15,18%
Dati economici			
Margine di interesse	119.292	106.621	11,88%
Commissioni nette	47.169	47.694	-1,10%
Margine di intermediazione	191.260	175.335	9,08%
Costi operativi	113.371	110.276	2,81%
Risultato di gestione	77.889	65.059	19,72%
Utile delle attività ordinarie	52.418	32.033	63,64%
Utile d'esercizio	32.917	23.200	41,88%
Altre informazioni			
Numero sportelli	93	90	
Numero dipendenti	1.058	1.091	
Numero medio dipendenti	1.074	1.051	
Indici economico-finanziari			
Indici di struttura			
Crediti verso clientela/Totale attivo	65,21%	69,56%	
Titoli/Totale attivo	13,88%	13,91%	
Raccolta diretta da clientela/Totale attivo	71,98%	70,10%	
Raccolta gestita/Raccolta indiretta	59,92%	58,95%	
Indici di redditività			
Margine d'interesse/Margine d'intermediazione	62,37%	60,81%	
Commissioni nette/Margine d'intermediazione	24,66%	27,20%	
Costi operativi/Margine d'intemediazione	59,28%	62,89%	
Utile d'esercizio/Totale dell'attivo (ROA)	0,94%	0,73%	
Utile d'esercizio/Patrimonio netto (ROE)	8,17%	6,64%	
Indici di rischiosità			
Sofferenze/Impieghi	1,61%	1,92%	
Coefficienti patrimoniali			
Patrimonio di vigilanza	408.316	347.494	
Coefficiente di solvibilità	15,36%	14,04%	
Patrimonio di base/Attività di rischio ponderate	10,55%	11,37%	
Patrimonio di vigilanza/Attività di rischio ponderate	14,45%	13,54%	
Attività di rischio ponderate	2.826.328	2.566.451	

* *Escluso l'utile dell'esercizio*

Con l'ingresso nel Gruppo Bipielle, la Cassa di Risparmio di Lucca ha potuto focalizzarsi sul proprio "core business", accentuando la vocazione commerciale ed esaltando, al contempo, la specifica conoscenza delle caratteristiche del mercato regionale di riferimento. Tale collocazione le ha consentito, di mettere a disposizione della propria clientela una vasta gamma di prodotti e servizi specialistici realizzati dalle società-prodotto del Gruppo, che vanno dal risparmio gestito (Bipielle Fondicri) ai prodotti assicurativi (Eurovita), dalle Carte di Credito innovative (ICCRI BFE) ai finanziamenti alle imprese (Efibanca). La correlata riformulazione dell'organizzazione interna aziendale ha portato a ridefinire i ruoli e gli obiettivi, con un nuovo mansionario delle funzioni di sede centrale e della rete commerciale.

Al 31 dicembre 2001 i mezzi complessivamente amministrati dalla Cassa (clientela e investitori istituzionali) assommavano a 5.045 milioni di euro, che confrontati con i 4.873 milioni di euro del 31 dicembre 2000 pongono in luce un incremento di 3,5 punti percentuali.

L'aggregato crediti verso clientela si attestava a fine 2001 a 2.278 milioni di euro, con un incremento su base annua del 3,58%. L'apparente modesto incremento è almeno in parte riconducibile all'operazione di cartolarizzazione effettuata a fine dicembre 2000 e relativa alla vendita di 54 milioni di euro di crediti non performing, ricompresi a fine 2000 tra i finanziamenti non in c/c. La variazione rispetto al dicembre 2000 è stata inoltre condizionata dal trasferimento all'incorporante ICCRI-BFE del finanziamento a suo tempo concesso alla Holding Casse del Tirreno, con conseguente spostamento dell'importo corrispondente (62 milioni al 31.12.00) dall'aggregato crediti verso clientela all'aggregato crediti verso banche.

Il valore complessivo del portafoglio a fine 2001 risultava pari a 484,8 milioni di euro (di cui titoli immobilizzati per € 20,9 milioni), in aumento del 10,26% (45 milioni di Euro) rispetto all'anno precedente. La crescita degli investimenti in titoli è da mettere in relazione al significativo incremento della raccolta diretta non totalmente assorbita dall'incremento degli impieghi economici. Come già accennato nel capitolo "Rifocalizzazione per aree di business", segnaliamo che con atto del 28/12/2001 la Cassa ha ceduto il ramo di azienda costituente il Servizio di Riscossione Tributi mediante ruolo per l'ambito territoriale della provincia di Lucca alla Bipielle Riscossioni S.p.A., in ottemperanza e con largo anticipo rispetto a quanto previsto dalla riforma della riscossione che indicava come termine ultimo il 31/12/2004. Sempre con riferimento al medesimo capitolo della presente relazione, segnaliamo che nel marzo 2002 sono stati conferiti a Bipielle Real Estate immobili per un valore di € 147,8 milioni.

La gestione economica chiudeva con un profitto di € 32,9 milioni, corrispondenti al +41,9% sul 2000. Al brillante risultato economico si giungeva attraverso un buon andamento del margine d'interesse, in crescita dell'11,9% (€ 119,3 milioni); anche il margine d'intermediazione mostrava una crescita soddisfacente a 191,3 milioni di euro, corrispondenti al +9,1%. L'organico della Cassa si attestava a fine esercizio a complessive 1.058 unità (-33 rispetto all'esercizio precedente), di cui 984 appartenenti al ramo credito (erano 1.008 al 31-12-2000) e 74 al ramo riscossione tributi (erano 83).

CASSA DI RISPARMIO DI PISA

importi in migliaia di euro	31/12/2001	31/12/2000	Var %
Dati patrimoniali			
Crediti verso clientela	1.508.776	1.471.994	2,50%
Titoli	281.634	356.754	-21,06%
Totale dell'attivo	2.345.323	2.120.509	10,60%
Raccolta diretta	1.683.625	1.549.053	8,69%
Raccolta indiretta da clientela	1.183.487	1.324.527	-10,65%
di cui gestita	*632.226*	*680.313*	-7,07%
Massa amministrata complessiva	3.129.088	3.111.328	0,57%
Patrimonio netto *	167.676	147.479	13,69%
Dati economici			
Margine di interesse	72.368	64.736	11,79%
Commissioni nette	23.474	24.669	-4,84%
Margine di intermediazione	110.323	101.853	8,32%
Costi operativi	69.081	64.681	6,80%
Risultato di gestione	41.242	37.172	10,95%
Utile delle attività ordinarie	24.475	14.798	65,39%
Utile d'esercizio	13.613	12.824	6,16%
Altre informazioni			
Numero sportelli	61	57	
Numero dipendenti	655	685	
Numero medio dipendenti	670	679	
Indici economico-finanziari			
Indici di struttura			
Crediti verso clientela/Totale attivo	64,33%	69,42%	
Titoli/Totale attivo	12,01%	16,82%	
Raccolta diretta da clientela/Totale attivo	71,79%	73,05%	
Raccolta gestita/Raccolta indiretta	53,42%	51,36%	
Indici di redditività			
Margine d'interesse/Margine d'intermediazione	65,60%	63,56%	
Commissioni nette/Margine d'intermediazione	21,28%	24,22%	
Costi operativi/Margine d'intemediazione	62,62%	63,50%	
Utile d'esercizio/Totale dell'attivo (ROA)	0,58%	0,60%	
Utile d'esercizio/Patrimonio netto (ROE)	8,12%	8,70%	
Indici di rischiosità			
Sofferenze/Impieghi	1,41%	1,65%	
Coefficienti patrimoniali			
Patrimonio di vigilanza	207.779	195.555	
Coefficiente di solvibilità	11,85%	12,04%	
Patrimonio di base/Attività di rischio ponderate	8,58%	9,04%	
Patrimonio di vigilanza/Attività di rischio ponderate	11,49%	11,87%	
Attività di rischio ponderate	1.808.428	1.648.029	

* Escluso l'utile dell'esercizio

L'esercizio 2001 è stato caratterizzato da significativi interventi volti a integrare rapidamente la Cassa di Risparmio di Pisa nel Gruppo. Tali attività hanno riguardato le politiche di gestione, le politiche commerciali, gli assetti strutturali ed organizzativi, il portafoglio prodotti. Tali iniziative assumono un rilievo importante nell'attuazione del piano industriale di Gruppo in quanto rappresentano il presupposto per il miglioramento della qualità dell'offerta e della redditività della gestione e per esaltare il radicamento della rete nel suo territorio di riferimento.

Sul piano della struttura aziendale, nel corso del 2001 sono state impostate operazioni che, almeno in parte, troveranno la propria conclusione nell'esercizio 2002: rivalutazione degli immobili (finalizzato al conferimento di immobili in Bipielle Real Estate, intervenuto nel marzo 2002 per € 59,2 milioni) e conferimento del ramo d'azienda delle gestioni patrimoniali in Bipielle Fondicri.

La massa amministrata con clientela ordinaria al 31.12.2001 ammontava a 2.867 milioni di euro, contro i 2.767 milioni di euro del dicembre 2000, con un incremento pari al 3,6%. Si segnala in particolare il buon andamento della raccolta diretta, che ha raggiunto i 1.683,6 milioni di euro, con un incremento superiore all'8%. Al 31.12.2001 gli impieghi economici con clientela ordinaria sono risultati pari a 1.508,8 milioni di euro, con una crescita rispetto a fine 2000 del +2,3%. Nel corso del mese di gennaio 2001 la Capogruppo Banca Popolare di Lodi ha lanciato un'offerta pubblica di scambio, in azioni BPL di nuova emissione, su n. 1.905.000 azioni ordinarie e n. 95.000 azioni di risparmio al portatore detenute dai soci privati della Cassa di Risparmio di Pisa spa. Il 26 gennaio 2001 – termine del periodo di durata dell'offerta – sono state portate in adesione n. 1.692.153 azioni ordinarie e n. 84.619 azioni di risparmio, con un'adesione di oltre il 90% e senza la necessità di dover procedere alla successiva OPA residuale. Conseguentemente, il numero degli azionisti ordinari della Cassa è sceso da 1.551 a 146. E' quindi venuta meno una delle condizioni (patrimonio non inferiore all'equivalente di 10 miliardi di lire e numero azionisti superiore a 200) in base alle quali la Cassa fu inserita nel novero degli "emittenti strumenti finanziari diffusi tra il pubblico in misura rilevante" e, conseguentemente, ne è stata chiesta la cancellazione dall'elenco di tali emittenti (art. 108 regolamento Consob 11971 del 28.5.99). Complessivamente, al 31.12.2001 la Cassa gestiva ben 86 servizi di tesoreria e cassa (12 comuni, 8 aziende pubbliche, 3 enti pubblici, 3 università, 25 istituti scolastici, 35 enti vari).

Il portafoglio titoli a fine anno ammontava a 283 milioni di euro, contro i 356 milioni di euro di fine 2001. La contrazione è significativa e corrisponde a oltre 79 milioni di euro pari al 21% circa della consistenza iniziale. Con il processo di accentramento presso ICCRI BFE della gestione dei pronti termine, è infatti diminuito il portafoglio impegnato. Tale processo è stato contestuale all'accentramento della tesoreria euro e valuta e della gestione di tutti i rapporti finanziari e di servizio con l'estero o in valuta. Il processo di accentramento, comunque, non ha comportato alcun drenaggio di liquidità e le capacità di reimpiego diretto del risparmio raccolto sono rimaste inalterate.

Nel corso del 2001, le attività più rilevanti dal punto di vista organizzativo hanno riguardato l'accentramento presso ICCRI BFE di gran parte delle strutture amministrative di Cassa di Risparmio di Pisa, unitamente a quelle delle Casse di Lucca e Livorno. A fine esercizio, l'organico ammontava a 655 unità, pari a un calo di 30 unità rispetto alle 685 di 12 mesi prima.

L'esercizio 2001 si è chiuso con un utile netto di 13,6 milioni di euro, rispetto ai 12,8 milioni di euro del 2000, con un incremento di 0,8 milioni di euro pari al 6,2%. Tale risultato è frutto di una manovra articolata di quantità, prezzi e costo dei fattori produttivi che ha coinvolto la Cassa durante l'esercizio, con riflessi anche marcati sul conto economico derivanti da precise scelte gestionali o connessi con gli investimenti ed i processi impostati negli ultimi due esercizi. Nonostante la lieve contrazione dei dividendi

di competenza, il margine di interesse ha espresso il risultato di tali manovre, attestandosi a € 72,4 milioni, con un incremento pari a quasi il 12%. I profitti da operazioni finanziarie hanno presentato un andamento negativo, mentre aver mantenuto praticamente invariate le commissioni nette, in un difficile contesto di mercato, può essere considerato un risultato positivo. Gli altri proventi di gestione presentavano un buon andamento, in dipendenza della lievitazione delle rendite sui servizi tradizionali e dell'aumento del recupero degli oneri per il personale distaccato. Il conseguente margine di intermediazione ha quindi raggiunto i 110,3 milioni di euro, con un incremento rispetto al 2000 pari all'8,3%.

BANCA BIPIELLE.NET

importi in migliaia di euro	**31/12/2001**	**31/12/2000****	**Var %**
Dati patrimoniali			
Crediti verso banche	155.675	38.069	308,93%
Totale dell'attivo	391.417	86.967	350,08%
Raccolta diretta	198.150	26.158	657,53%
Raccolta indiretta da clientela	1.356.362	1.505.228	-9,89%
di cui gestita	*1.130.310*	*1.437.986*	-21,40%
Massa amministrata complessiva	1.554.533	1.531.386	1,51%
Patrimonio netto *	175.460	43.514	303,23%
Dati economici			
Margine di interesse	6.771	490	1281,84%
Commissioni nette	11.037	14.308	-22,86%
Margine di intermediazione	19.237	16.287	18,11%
Costi operativi	13.720	13.736	-0,12%
Risultato lordo di gestione	5.517	2.551	116,27%
Utile delle attività ordinarie	250	-1.630	-115,34%
Utile d'esercizio	-983	1.043	-194,25%
Altre informazioni			
Numero sportelli	1	1	
Numero C/C "Trading on line"	17.498	5.441	
Numero dipendenti	67	70	
Numero medio dipendenti	68	64	
Numero promotori finanziari	533	488	
Numero medio promotori finanziari	511	546	
Indici economico-finanziari			
Indici di struttura			
Crediti verso banche/Totale attivo	39,77%	43,77%	
Raccolta diretta da clientela/Totale attivo	50,62%	30,08%	
Raccolta gestita/Raccolta indiretta	83,33%	95,53%	
Indici di redditività			
Margine d'interesse/Margine d'intermediazione	35,20%	3,01%	
Commissioni nette/Margine d'intermediazione	57,37%	87,85%	
Costi operativi/Margine d'intemediazione	71,32%	84,34%	
Utile d'esercizio/Totale dell'attivo (ROA)	-0,25%	1,20%	
Utile d'esercizio/Patrimonio netto (ROE)	-0,56%	2,40%	
Coefficienti patrimoniali			
Patrimonio di vigilanza	148.294	42.590	
Coefficiente di solvibilità	279,93%	104,20%	
Patrimonio di base/Attività di rischio ponderate	72,55%	104,20%	
Patrimonio di vigilanza/Attività di rischio ponderate	72,55%	104,20%	
Attività di rischio ponderate	204.389	40.874	

** Escluso l'utile dell'esercizio*

*** I dati al 31 12 2000, eccetto per quelli relativi ai coefficienti patrimoniali, sono stati pro-formati al fine di includere Bipielle Sim, contabilmente incorporata in Banca Bipielle.Net dal 1° gennaio 2001.*

Banca Bipielle.net presidia all'interno del Gruppo i canali alternativi a quello tradizionale costituito dalle filiali, avvalendosi dei canali virtuali (internet, mobile banking) e di una rete di promotori finanziari diffusi su tutto il territorio nazionale.

In termini operativi, la banca ha presentano una forte crescita nel numero di conti correnti, dai 5.441 di fine esercizio precedente ai 17.498 del 31 dicembre 2001; nel marzo 2002 i rapporti in essere hanno raggiunto le 21.200 unità; il trading on line medio giornaliero ammontava nel 2001 a 4.700 ordini eseguiti, per un valore di 10 milioni circa di euro.

La rete dei promotori finanziari è passata da 488 promotori a 533 di fine esercizio.

La massa amministrata da clientela raggiungeva al 31 dicembre scorso la cifra di € 1.554,5 milioni (+1,51%).

In aprile 2001 è stata data esecuzione al rafforzamento patrimoniale della Società per 130 milioni di euro, di cui € 97,5 milioni a titolo di sovrapprezzo.

In considerazione della situazione di elevata turbolenza dei mercati finanziari, sul finire del 2001 è stata deliberata dall'assemblea straordinaria della Capogruppo la proroga di due anni al 31 dicembre 2003 del termine di validità dei *warrant* su azioni Bipielle.net: la diffusione di tali strumenti finanziari è strettamente correlata alla quotazione della banca telematica di Gruppo; l'attuazione di tale programma verrà fissata in un più favorevole momento dei mercati azionari.

BANCA POPOLARE DI CREMA

importi in migliaia di euro	31/12/2001	31/12/2000	Var %
Dati patrimoniali			
Crediti verso clientela	675.806	532.023	27,03%
Titoli	69.932	155.933	-55,15%
Totale dell'attivo	1.121.508	1.155.400	-2,93%
Raccolta diretta	700.497	591.273	18,47%
Raccolta indiretta da clientela	821.971	935.654	-12,15%
di cui gestita	*486.961*	*570.277*	*-14,61%*
Massa amministrata complessiva	1.702.453	1.880.177	-9,45%
Patrimonio netto *	154.854	146.699	5,56%
Dati economici			
Margine di interesse	34.819	29.357	18,60%
Commissioni nette	13.038	17.623	-26,02%
Margine di intermediazione	50.625	49.889	1,48%
Costi operativi	28.722	29.099	-1,29%
Risultato di gestione	21.903	20.790	5,35%
Utile delle attività ordinarie	16.627	15.401	7,96%
Utile d'esercizio	13.153	7.845	67,65%
Altre informazioni			
Numero sportelli	40	37	
Numero dipendenti	357	348	
Numero medio dipendenti	350	345	
Indici economico-finanziari			
Indici di struttura			
Crediti verso clientela/Totale attivo	60,26%	46,05%	
Titoli/Totale attivo	6,24%	13,50%	
Raccolta diretta da clientela/Totale attivo	62,46%	51,17%	
Raccolta gestita/Raccolta indiretta	59,24%	60,95%	
Indici di redditività			
Margine d'interesse/Margine d'intermediazione	68,78%	58,85%	
Commissioni nette/Margine d'intermediazione	25,75%	35,32%	
Costi operativi/Margine d'intemediazione	56,73%	58,33%	
Utile d'esercizio/Totale dell'attivo (ROA)	1,17%	0,68%	
Utile d'esercizio/Patrimonio netto (ROE)	8,49%	5,35%	
Indici di rischiosità			
Sofferenze/Impieghi	1,49%	1,64%	
Coefficienti patrimoniali			
Patrimonio di vigilanza	156.426	147.030	
Coefficiente di solvibilità	19,75%	21,32%	
Patrimonio di base/Attività di rischio ponderate	16,99%	19,87%	
Patrimonio di vigilanza/Attività di rischio ponderate	18,42%	20,14%	
Attività di rischio ponderate	849.444	730.173	

* *Escluso l'utile dell'esercizio*

Nel 2001 la Banca ha dato corso al processo di integrazione nel Gruppo Bipielle, nel quale è entrata a far parte dalla fine del decorso esercizio; sul piano interno aziendale, il primo passo nel processo di integrazione è stato rappresentato dal passaggio al sistema informativo della Capogruppo gestito da Bipielle I.C.T. che ha impegnato la struttura sia nella fase preparatoria sia nella fase successiva di applicazione.

Il ricorso alla stessa società di servizi informatici della Capogruppo e l'adozione delle relative procedure hanno accelerato sensibilmente il processo di integrazione, con l'accentramento della tesoreria euro-valuta, cui ha fatto seguito quella riguardante l'area amministrativa nelle sue varie articolazioni, e l'area organizzazione e risorse. Sotto il profilo commerciale il processo di integrazione della Banca nel Gruppo Bipielle è stato avviato con celerità, con l'adozione del nuovo tariffario di Gruppo e con l'ampliamento del catalogo ai prodotti ICCRI BFE, Bipielle Fondicri SGR, Bipelle Ducato Leasing.

La massa amministrata da clientela ammontava al 31 dicembre scorso ad € 1.522,5 milioni, sostanzialmente corrispondente al saldo di 12 mesi prima. E' però cambiata la sua composizione: mentre la raccolta indiretta è scesa del 12,2% a 822,0 milioni di euro, la raccolta diretta ha visto uno sviluppo del 18,5% fino a toccare 700,5 milioni di euro. I crediti a clientela hanno esibito un risultato brillante, crescendo del 27% a € 675,8 milioni. Il margine d'interesse è cresciuto del 18,6% nel 2001 (+ 17,9% nel 2000), mentre anche il margine d'intermediazione ha presentato una dinamica positiva (+1,5%) portandosi a € 50,6 milioni; l'esercizio chiude con un risultato netto di € 13,2 milioni.

La Banca ha effettuato la rivalutazione degli immobili di proprietà ai sensi del D.L. 162/2001 per un importo, al netto dei relativi oneri fiscali, di oltre 8 milioni di euro, iscritto nello specifico fondo di riserva. L'operazione di rivalutazione si inserisce nel progetto di spin-off immobiliare del Gruppo che prevede il conferimento nel 2002 degli immobili delle società del Gruppo Bipielle Real Estate. Sul finire dell'esercizio, il Consiglio di Amministrazione ha approvato un progetto di aggregazione della Banca con ICCRI BFE, Bipielle Ducato S.p.A. e Bipielle Center S.p.A., che si colloca in un più ampio disegno complessivo sulla compagine creditizia di Gruppo, evidenziato in precedenza nel capitolo "Razionalizzazione dell'articolazione del Gruppo".

La dimensione del personale dipendente ha presentato un incremento netto di 9 unità a n. 357; alla data del 31.12.2001 n. 54 collaboratori della Banca risultavano distaccati presso Aziende del Gruppo Bipielle.

CASSA DI RISPARMI DI LIVORNO

importi in migliaia di euro	**31/12/2001**	**31/12/2000**	**Var %**
Dati patrimoniali			
Crediti verso clientela	694.992	620.864	11,94%
Titoli	158.771	174.375	-8,95%
Totale dell'attivo	1.040.603	925.167	12,48%
Raccolta diretta	794.016	705.816	12,50%
Raccolta indiretta da clientela	522.673	511.291	2,23%
di cui gestita	*229.016*	*230.241*	-0,53%
Massa amministrata complessiva	1.417.723	1.300.301	9,03%
Patrimonio netto *	72.586	64.621	12,33%
Dati economici			
Margine di interesse	39.988	36.764	8,77%
Commissioni nette	11.978	12.087	-0,90%
Margine di intermediazione	58.589	52.598	11,39%
Costi operativi	40.020	37.295	7,31%
Risultato di gestione	18.569	15.303	21,34%
Utile delle attività ordinarie	11.816	7.875	50,04%
Utile d'esercizio	5.440	5.080	7,09%
Altre informazioni			
Numero sportelli	48	47	
Numero dipendenti	372	379	
Numero medio dipendenti	393	380	
Indici economico-finanziari			
Indici di struttura			
Crediti verso clientela/Totale attivo	66,79%	67,11%	
Titoli/Totale attivo	15,26%	18,85%	
Raccolta diretta da clientela/Totale attivo	76,30%	76,29%	
Raccolta gestita/Raccolta indiretta	43,82%	45,03%	
Indici di redditività			
Margine d'interesse/Margine d'intermediazione	68,25%	69,90%	
Commissioni nette/Margine d'intermediazione	20,44%	22,98%	
Costi operativi/Margine d'intemediazione	68,31%	70,91%	
Utile d'esercizio/Totale dell'attivo (ROA)	0,52%	0,55%	
Utile d'esercizio/Patrimonio netto (ROE)	7,49%	7,86%	
Indici di rischiosità			
Sofferenze/Impieghi	3,02%	2,30%	
Coefficienti patrimoniali			
Patrimonio di vigilanza	87.242	78.588	
Coefficiente di solvibilità	10,52%	11,67%	
Patrimonio di base/Attività di rischio ponderate	7,91%	9,48%	
Patrimonio di vigilanza/Attività di rischio ponderate	10,23%	11,62%	
Attività di rischio ponderate	852.625	676.123	

* *Escluso l'utile dell'esercizio*

La Cassa di Risparmi di Livorno ha svolto numerosi interventi strutturali e organizzativi volti a rafforzare le procedure di piena integrazione nel Gruppo Bipielle.

In questo quadro, è stata effettuata la rivalutazione degli immobili aziendali, operazione preliminare al loro conferimento in Bipielle Real Estate, intervenuto nel marzo 2002 per un valore di € 25,4 milioni.

L'istituto di credito livornese ha vantato, nel difficile contesto dell'anno passato, una buona crescita (+8,2%) della massa amministrata da clientela, che ha raggiunto l'importo di euro 1.317 milioni.

In linea con gli andamenti nazionali, la raccolta diretta evidenziava una dinamica più accentuata; il saldo di € 794,0 milioni al 31 dicembre scorso (corrispondente al +12,5%) è stato spinto dalla forte crescita della preferenza della clientela per strumenti liquidi, con i conti correnti balzati del +25% su base annuale.

Sul lato attivo del bilancio, i crediti a clientela (+11,9% al livello di euro 695,0 milioni) sono stati trascinati dalla forte espansione dei mutui (+50%), giunti a sfiorare con € 325 milioni la metà dei crediti totali.

Il rendiconto gestionale del 2001 presentava un buon aumento del margine d'interesse (€ 40,0 milioni, pari al +8,8% sul 2000), mentre il margine d'intermediazione è cresciuto di ben l'11,4% all'importo di 58,6 milioni di euro. Il risultato di gestione è pari a 18,569 milioni di euro, cui corrisponde una crescita del 21,34%.

Il risultato netto si è portato a € 5,4 milioni (+7,1% sull'anno precedente).

CASSA DI RISPARMIO DI IMOLA

importi in migliaia di euro	**31/12/2001**	**31/12/2000**	**Var %**
Dati patrimoniali			
Crediti verso clientela	608.882	581.808	4,65%
Titoli	115.829	193.482	-40,13%
Totale dell'attivo	950.213	903.779	5,14%
Raccolta diretta	732.318	662.300	10,57%
Raccolta indiretta da clientela	1.122.839	1.157.667	-3,01%
di cui gestita	*348.172*	*384.329*	-9,41%
Massa amministrata complessiva	1.880.091	1.884.221	-0,22%
Patrimonio netto *	125.209	115.964	7,97%
Dati economici			
Margine di interesse	30.293	30.169	0,41%
Commissioni nette	10.742	12.168	-11,72%
Margine di intermediazione	44.379	50.515	-12,15%
Costi operativi	30.951	31.633	-2,16%
Risultato di gestione	13.428	18.882	-28,89%
Utile delle attività ordinarie	6.432	11.269	-42,92%
Utile d'esercizio	7.104	6.812	4,29%
Altre informazioni			
Numero sportelli	38	31	
Numero dipendenti	313	319	
Numero medio dipendenti	316	311	
Indici economico-finanziari			
Indici di struttura			
Crediti verso clientela/Totale attivo	64,08%	64,38%	
Titoli/Totale attivo	12,19%	21,41%	
Raccolta diretta da clientela/Totale attivo	77,07%	73,28%	
Raccolta gestita/Raccolta indiretta	31,01%	33,20%	
Indici di redditività			
Margine d'interesse/Margine d'intermediazione	68,26%	59,72%	
Commissioni nette/Margine d'intermediazione	24,21%	24,09%	
Costi operativi/Margine d'intemediazione	69,74%	62,62%	
Utile d'esercizio/Totale dell'attivo (ROA)	0,75%	0,75%	
Utile d'esercizio/Patrimonio netto (ROE)	5,67%	5,87%	
Indici di rischiosità			
Sofferenze/Impieghi	1,13%	1,16%	
Coefficienti patrimoniali			
Patrimonio di vigilanza	125.616	107.389	
Coefficiente di solvibilità	20,89%	16,36%	
Patrimonio di base/Attività di rischio ponderate	14,56%	15,49%	
Patrimonio di vigilanza/Attività di rischio ponderate	15,67%	14,52%	
Attività di rischio ponderate	801.755	739.734	

** Escluso l'utile dell'esercizio*

L'anno 2001 è stato sicuramente un anno importante per la Cassa di Risparmio di Imola, in quanto primo anno completo di appartenenza al Gruppo Bipielle. La Banca sta condividendo pienamente il progetto strategico del Gruppo, ed in quanto intermediario con profilo di banca-rete sta accompagnando lo sviluppo Bipielle mediante un rafforzamento della propria offerta nel territorio della regione Emilia Romagna.

Alla fine dell'anno 2001 la raccolta complessiva si attestava a € 1.855 milioni, con un incremento rispetto all'esercizio precedente del 2,5%; la raccolta diretta della banca romagnola ammontava a € 732,3 milioni, in crescita del 10,6% rispetto all'esercizio precedente. L'aggregato raccolta diretta era costituito da "Debiti verso la clientela" per € 457 milioni e da "Debiti rappresentati da titoli" per € 275 milioni. La raccolta indiretta si attestava alla fine dell'esercizio 2001 a euro 1.123 milioni, registrando una diminuzione del 3,0% rispetto al 31 dicembre 2000.

A fine esercizio gli impieghi netti verso clientela ordinaria si attestavano a € 608,9 milioni, registrando un incremento del 4,7% rispetto alla fine dell'esercizio precedente.

Nel corso dell'anno 2001 è stata effettuata una rilevante ricomposizione degli investimenti finanziari: in base alle indicazioni della Capogruppo, è stato ridimensionato il portafoglio titoli di proprietà vendendo i titoli a maggiore rischio finanziario, e cioè azioni e obbligazioni strutturate a indici di borsa o a titoli di capitale. Il disinvestimento da titoli ha poi consentito di modificare la posizione sull'interbancario, passando da un saldo passivo a una posizione attiva.

Nel mese di ottobre dell'anno 2001 è stato sottoscritto un accordo con ICCRI Banca Federale Europea con il quale la Banca ha affidato l'incarico di gestire su base individuale il proprio portafoglio titoli; i termini dell'accordo e la competenza professionale del gestore dovrebbero consentire da un lato una rilevante riduzione del rischio finanziario e dall'altro un rendimento in linea con il mercato. Il portafoglio titoli a fine anno è costituito esclusivamente da titoli non immobilizzati

Nel quadro dell'operazione di spin off immobiliare di Gruppo, sono stati predisposti conferimenti di immobili a Bipielle Real Estate, in programma nell'immediato futuro per € 29,2 milioni.

I dipendenti in organico al 31/12/2001 erano n. 313, con un decremento di 6 unità rispetto alla fine dell'anno precedente.

Sul piano commerciale ed al fine di ampliare l'operatività e la gamma dei prodotti offerti alla clientela, sono state inoltre sottoscritte nuove convenzioni operative con Bipielle Ducato Leasing e Italease per operazioni di leasing, con Banca Woolwich per operazioni di mutuo, con Bipielle Ducato per operazioni di credito al consumo.

BANCA BIPIELLE ROMAGNA

importi in migliaia di euro	**31/12/2001**	**31/12/2000 ****	**Var %**
Dati patrimoniali			
Crediti verso clientela	140.932	69.991	101,36%
Titoli	217	291	-25,37%
Totale dell'attivo	164.017	74.626	119,79%
Raccolta diretta	111.956	50.945	119,76%
Raccolta indiretta da clientela	70.316	54.118	29,93%
di cui gestita	*18.246*	*14.046*	*29,90%*
Massa amministrata complessiva	225.610	110.064	104,98%
Patrimonio netto *	26.890	15.072	78,41%
Dati economici			
Margine di interesse	6.275	2.933	113,91%
Commissioni nette	1.020	638	59,92%
Margine di intermediazione	7.638	3.750	103,68%
Costi operativi	4.524	1.891	139,20%
Risultato lordo di gestione	3.114	1.859	67,54%
Utile delle attività ordinarie	1.576	1.353	16,48%
Utile d'esercizio	900	834	7,91%
Altre informazioni			
Numero sportelli	6	1	
Numero dipendenti	51	17	
Numero medio dipendenti	46	17	
Indici economico-finanziari			
Indici di struttura			
Crediti verso clientela/Totale attivo	85,93%	93,79%	
Titoli/Totale attivo	0,13%	0,39%	
Raccolta diretta da clientela/Totale attivo	68,26%	68,27%	
Raccolta gestita/Raccolta indiretta	25,95%	25,95%	
Indici di redditività			
Margine d'interesse/Margine d'intermediazione	82,16%	78,23%	
Commissioni nette/Margine d'intermediazione	13,35%	17,01%	
Costi operativi/Margine d'intemediazione	59,23%	50,43%	
Utile d'esercizio/Totale dell'attivo (ROA)	0,55%	1,12%	
Utile d'esercizio/Patrimonio netto (ROE)	3,35%	5,53%	
Indici di rischiosità			
Sofferenze/Impieghi	3,65%	0,49%	
Coefficienti patrimoniali			
Patrimonio di vigilanza	21.760	15.842	
Coefficiente di solvibilità	14,38%	22,91%	
Patrimonio di base/Attività di rischio ponderate	14,02%	22,24%	
Patrimonio di vigilanza/Attività di rischio ponderate	14,33%	22,91%	
Attività di rischio ponderate	151.880	69.161	

** Escluso l'utile dell'esercizio*

*** I dati si riferiscono alla Banca Popolare di Forlì ante acquisizione del ramo d'azienda della Banca Popolare di Ferrara e Rovigo (decorrenza in data 01/03/2001)*

Il 2001 ha visto la realizzazione della concentrazione di ramo d'azienda della ex-Banca Popolare di Ferrara e Rovigo (comprendente tre agenzie, rispettivamente in Ferrara, Rovigo ed Argenta) nella Banca Popolare di Forlì, che contestualmente ha modificato la propria denominazione in Banca Bipielle Romagna. Ciò al fine di realizzare una rete creditizia di maggiori dimensioni nell'importante quadrante romagnolo; sempre con il medesimo obiettivo, si è inoltre proceduto all'apertura di due nuove agenzie, nel Centergross di Bologna (Comune di Argelato) ed a Cesena che, unitamente al preesistente sportello di Forlì, ha portato a 6 il numero di agenzie della Banca. Per l'attuazione del predetto progetto l'Istituto si è dotato dei mezzi necessari, salvaguardando i ratios patrimoniali e nel contempo consentendo ulteriori programmi di investimento. A tal fine è stato predisposto un piano di rafforzamento patrimoniale, che ha portato ad una variazione di euro 11,4 milioni, mediante emissione di n° 1.300.000 azioni (del valore nominale di euro 5,16) al prezzo di euro 8,78.

Nel corso dell'anno hanno avuto realizzazione una serie di eventi di rilevante importanza, quali l'allineamento del sistema informativo allo standard di Gruppo, il change-over relativo all'adozione della moneta unica europea, la riorganizzazione interna successiva all'acquisizione del ramo di azienda). Relativamente agli aspetti organizzativi del processo di integrazione con la Capogruppo, il 1° marzo 2001 è avvenuto il passaggio dal Centro Elettronico CSE (per l'agenzia di Forlì) e dal Cedacri (per le tre agenzie ex-Popolare Ferrara-Rovigo) al sistema informativo di Gruppo fornito da Bipielle ICT.

La raccolta diretta, grazie anche all'apporto del ramo d'azienda acquisito, è passata da € 50,9 milioni a € 112 milioni circa, con una variazione del 120%. La raccolta indiretta si è incrementata da € 54,1 milioni a € 70,3 milioni.

Anche gli impieghi hanno registrato un forte incremento passando da € 70 milioni circa a € 140,9 milioni (+101,4%). L'incidenza dei crediti in sofferenza è pari al 3,65%. Il raffronto con il conto economico dell'esercizio precedente non risulta particolarmente significativo, dal momento che l'operatività della banca era limitata all'unico sportello dell'allora Banca Popolare di Forlì.

BANCA POPOLARE DI BRONTE

importi in migliaia di euro	31/12/2001	31/12/2000	Var %
Dati patrimoniali			
Crediti verso clientela	55.573	56.154	-1,03%
Titoli	912	629	45,10%
Totale dell'attivo	137.121	123.766	10,79%
Raccolta diretta	112.591	98.808	13,95%
Raccolta indiretta da clientela	104.159	108.850	-4,31%
di cui gestita	*19.957*	*26.381*	-24,35%
Massa amministrata complessiva	221.072	211.750	4,40%
Patrimonio netto *	14.165	13.556	4,49%
Dati economici			
Margine di interesse	5.973	5.942	0,52%
Commissioni nette	1.252	1.556	-19,51%
Margine di intermediazione	8.237	8.369	-1,58%
Costi operativi	5.395	5.401	-0,11%
Risultato di gestione	2.842	2.968	-4,25%
Utile delle attività ordinarie	2.265	2.248	0,75%
Utile d'esercizio	1.195	1.187	0,65%
Altre informazioni			
Numero sportelli	11	10	
Numero dipendenti	59	60	
Numero medio dipendenti	61	60	
Indici economico-finanziari			
Indici di struttura			
Crediti verso clientela/Totale attivo	40,53%	45,37%	
Titoli/Totale attivo	0,67%	0,51%	
Raccolta diretta da clientela/Totale attivo	82,11%	79,83%	
Raccolta gestita/Raccolta indiretta	19,16%	24,24%	
Indici di redditività			
Margine d'interesse/Margine d'intermediazione	72,51%	71,00%	
Commissioni nette/Margine d'intermediazione	15,20%	18,59%	
Costi operativi/Margine d'intemediazione	65,50%	64,54%	
Utile d'esercizio/Totale dell'attivo (ROA)	0,87%	0,96%	
Utile d'esercizio/Patrimonio netto (ROE)	8,44%	8,76%	
Indici di rischiosità			
Sofferenze/Impieghi	7,78%	7,29%	
Coefficienti patrimoniali			
Patrimonio di vigilanza	15.036	14.500	
Coefficiente di solvibilità	23,03%	22,93%	
Patrimonio di base/Attività di rischio ponderate	20,72%	20,64%	
Patrimonio di vigilanza/Attività di rischio ponderate	22,90%	22,25%	
Attività di rischio ponderate	65.648	65.155	

* *Escluso l'utile dell'esercizio*

La banca siciliana ha acquisito nell'esercizio l'incarico per la tesoreria del comune di San Teodoro, entrata in funzione nell'esercizio 2002. Nella prima parte dell'anno è stato inoltre completato il trasferimento della Direzione Generale da Bronte a Catania.

Segnaliamo altresì che, nella cornice dell'operazione di spin off immobiliare di Gruppo, nel marzo 2002 sono stati conferiti a Bipielle Real Estate *asset* per un valore di € 3,0 milioni.

La massa amministrata da clientela della banca siciliana presenta al 31 dicembre 2001 un livello di € 216,7 milioni, segnando una lieve crescita del 3,2% sulle evidenze del bilancio 2000; in linea con gli andamenti generali di mercato, la raccolta indiretta è arretrata del 4,3% collocandosi al livello di € 104,2 milioni.

La raccolta diretta da clientela ha peraltro vantato un significativo 14% di espansione ed ha raggiunto i 112,5 milioni di euro. Nell'ambito delle operazioni attive, i crediti a clientela saldano a fine esercizio a € 55,6 milioni, in lieve arretramento (-1,0%) sul dato di 12 mesi prima; a determinare questo andamento statico hanno concorso il rimborso di alcune posizioni alla fine dell'esercizio e i mancati utilizzi dei crediti a causa dell'andamento di alcuni comparti agricoli (in particolare la produzione del pistacchio) nel comprensorio etneo.

Il margine d'intermediazione arretra dell'1,6% a 8,2 milioni di euro. I costi operativi arretrano dello 0,11% sul dicembre 2000.

Il risultato d'esercizio si conferma in € 1,2 milioni.

BANCA POPOLARE DI MANTOVA

importi in migliaia di euro	31/12/2001	31/12/2000	Var %
Dati patrimoniali			
Crediti verso clientela	32.211	10.618	203,35%
Titoli	36		n.s.
Totale dell'attivo	48.543	18.685	159,80%
Raccolta diretta	32.740	3.965	n.s.
Raccolta indiretta da clientela	17.866	14.545	22,83%
di cui gestita	*1.616*	*1.077*	*50,07%*
Massa amministrata complessiva	52.339	19.097	174,07%
Patrimonio netto *	11.693	12.375	-5,51%
Dati economici			
Margine di interesse	960	746	28,64%
Commissioni nette	144	61	136,29%
Margine di intermediazione	1.733	943	83,79%
Costi operativi	1.319	882	49,53%
Risultato lordo di gestione	414	61	580,62%
Utile delle attività ordinarie	202	-40	-601,44%
Utile d'esercizio	75	63	19,03%
Altre informazioni			
Numero sportelli	4	1	
Numero dipendenti	9	1	
Numero medio dipendenti	3	1	
Indici economico-finanziari			
Indici di struttura			
Crediti verso clientela/Totale attivo	66,36%	56,83%	
Titoli/Totale attivo	0,07%	0,00%	
Raccolta diretta da clientela/Totale attivo	67,45%	21,22%	
Raccolta gestita/Raccolta indiretta	9,05%	7,40%	
Indici di redditività			
Margine d'interesse/Margine d'intermediazione	55,40%	79,14%	
Commissioni nette/Margine d'intermediazione	8,31%	6,46%	
Costi operativi/Margine d'intemediazione	76,11%	93,55%	
Utile d'esercizio/Totale dell'attivo (ROA)	0,15%	0,34%	
Utile d'esercizio/Patrimonio netto (ROE)	0,64%	0,51%	
Indici di rischiosità			
Sofferenze/Impieghi	n.s	n.s	
Coefficienti patrimoniali			
Patrimonio di vigilanza	11.444	11.535	
Coefficiente di solvibilità	34,32%	89,13%	
Patrimonio di base/Attività di rischio ponderate	31,89%	86,66%	
Patrimonio di vigilanza/Attività di rischio ponderate	31,89%	86,66%	
Attività di rischio ponderate	35.881	13.310	

** Escluso l'utile dell'esercizio*

L'esercizio 2001 ha rappresentato il secondo anno di attività per la Banca che ha continuato proficuamente le attività di interrelazione con il territorio di riferimento (provincia di Mantova), instaurando importanti relazioni con le comunità economiche locali. Nel mese di aprile 2001 è stato nominato il nuovo Consiglio di Amministrazione, in relazione all'ingresso nel capitale sociale (in precedenza facente capo al 100% alla Banca Popolare di Lodi) della famiglia Zanetti (10,41%), della famiglia Corneliani (3,12%) e di Omniaholding (10,41%), società finanziaria di partecipazioni dell'imprenditore Roberto Colaninno. Le quote sono destinate a rimanere invariate anche in presenza dell'aumento di capitale per € 5,0 milioni, deliberato dal Consiglio di Amministrazione il 1° marzo 2002 e finalizzato a sostenere la crescita della controllata nella provincia virgiliana.

Nel Febbraio 2001 la Banca Popolare di Mantova, in raggruppamento temporaneo di imprese con la Capogruppo Banca Popolare di Lodi, si è aggiudicata la gara a licitazione privata per l'assegnazione del servizio di Tesoreria dei Comuni di Viadana e di Pomponesco, per il periodo 1.4.2001 - 31.3.2006. Nel mese di agosto, è stata inoltre aperta la nuova filiale di Castiglione delle Stiviere, zona estremamente interessante in direzione di Verona. La Banca d'Italia ha inoltre autorizzato, mediante "silenzio-assenso", una dipendenza nel comune di Suzzara, la cui apertura è prevista per l'aprile 2002.

Infine nel mese di dicembre la Banca si è aggiudicata la gara per il contratto di Tesoreria del Consorzio di Bonifica Fossa di Pozzolo.

Al 31/12/2001, la Banca disponeva di n. 9 dipendenti, che si affiancavano ad altre 5 risorse della Capogruppo distaccate presso la diverse filiali ed in sede. Durante i mesi di gennaio e febbraio 2002 sono state inserite due nuove risorse, che hanno portato a 11 unità l'organico interno.

La raccolta da clientela si attestava a € 32,7 milioni, contro € 4,0 milioni dell'esercizio precedente, costituiti per quasi il 53% dalla voce "Debiti verso clientela" e per il restante 47% circa da obbligazioni.

Gi impieghi verso clientela ammontavano a € 32,2 milioni, più che triplicati rispetto a € 10,6 milioni del 2001. Il livello delle sofferenze registrato a fine esercizio era nullo.

BANCA BIPIELLE CENTROSUD

importi in migliaia di euro	**31/12/2001**	**31/12/2000**	**Var %**
Dati patrimoniali			
Crediti verso clientela		111.933	n.s.
Titoli		61.663	n.s.
Totale dell'attivo	41.562	313.955	-86,76%
Raccolta diretta		265.719	n.s.
Raccolta indiretta da clientela		132.300	n.s.
di cui gestita		*35.946*	n.s.
Massa amministrata complessiva		402.025	n.s.
Patrimonio netto *	23.108	22.427	3,04%
Dati economici			
Margine di interesse	7.920	7.966	-0,58%
Commissioni nette	1.451	2.213	-34,42%
Margine di intermediazione	10.284	11.316	-9,12%
Costi operativi	6.247	7.719	-19,07%
Risultato di gestione	4.037	3.597	12,25%
Utile delle attività ordinarie	1.529	875	74,77%
Utile d'esercizio	12.980	210	6090,34%
Altre informazioni			
Numero sportelli		20	
Numero dipendenti		96	
Numero medio dipendenti		88	
Indici economico-finanziari			
Indici di struttura			
Crediti verso clientela/Totale attivo	n.s.	35,65%	
Titoli/Totale attivo	n.s.	19,64%	
Raccolta diretta da clientela/Totale attivo	n.s.	84,64%	
Raccolta gestita/Raccolta indiretta	n.s.	27,17%	
Indici di redditività			
Margine d'interesse/Margine d'intermediazione	77,01%	70,40%	
Commissioni nette/Margine d'intermediazione	14,11%	19,55%	
Costi operativi/Margine d'intemediazione	60,74%	68,22%	
Utile d'esercizio/Totale dell'attivo (ROA)	31,23%	0,07%	
Utile d'esercizio/Patrimonio netto (ROE)	56,17%	0,93%	
Indici di rischiosità			
Sofferenze/Impieghi	n.s.	4,32%	
Coefficienti patrimoniali			
Patrimonio di vigilanza	22.176	17.544	
Coefficiente di solvibilità	352,89%	17,76%	
Patrimonio di base/Attività di rischio ponderate	238,86%	12,43%	
Patrimonio di vigilanza/Attività di rischio ponderate	247,02%	12,57%	
Attività di rischio ponderate	8.977	139.619	

** Escluso l'utile dell'esercizio*

In attuazione degli indirizzi strategici di Gruppo, nel corso dell'esercizio (e precisamente con decorrenza 1° ottobre 2001) ha avuto luogo la cessione del ramo d'azienda bancaria di Bipielle Centrosud alla Capogruppo. Conseguentemente, le evidenze di stato patrimoniale a fine anno registravano le sole voci residuali dopo tale cessione, mentre il rendiconto economico rifletteva la gestione bancaria limitatamente ai primi 9 mesi del 2001. Tali circostanze suggeriscono pertanto di non considerare particolarmente significativo il confronto dei principali valori contabili tra gli esercizi 2001 e 2000. Nonostante la limitazione a 3 trimestri dell'operatività bancaria, può comunque essere notata una crescita del 12,3% del margine di gestione, che testimonia il contributo di "Centrosud" alla crescita delle dimensioni Bipielle.

BIPIELLE BANK (SUISSE)

importi in migliaia di euro	31/12/2001	31/12/2000	Var.%
Dati patrimoniali			
Crediti verso clientela	99.734	65.632	51,96%
Titoli	1.379	3.193	-56,81%
Totale dell'attivo	299.544	287.383	4,23%
Raccolta diretta	65.835	83.971	-21,60%
Raccolta indiretta da clientela	933.994	1.007.534	-7,30%
di cui gestita	*933.994*	*1.007.534*	-7,30%
Massa amministrata complessiva	1.189.343	1.246.902	-4,62%
Patrimonio netto *	34.447	27.834	23,76%
Dati economici			
Margine di interesse	4.108	4.995	-17,76%
Commissioni nette	7.736	8.857	-12,65%
Margine di intermediazione	15.847	18.449	-14,11%
Costi operativi	11.766	11.952	-1,55%
Risultato di gestione	4.081	6.498	-37,19%
Utile delle attività ordinarie	2.092	3.574	-41,47%
Utile d'esercizio	912	2.731	-66,60%
Altre informazioni			
Numero sportelli	2	2	
Numero dipendenti	64	56	
Numero medio dipendenti	64	56	
Indici economico-finanziari			
Indici di struttura			
Crediti verso clientela/Totale attivo	33,30%	22,84%	
Titoli/Totale attivo	0,46%	1,11%	
Raccolta diretta da clientela/Totale attivo	21,98%	29,22%	
Raccolta gestita/Raccolta indiretta	100,00%	100,00%	
Indici di redditività			
Margine d'interesse/Margine d'intermediazione	25,92%	27,07%	
Commissioni nette/Margine d'intermediazione	48,82%	48,01%	
Costi operativi/Margine d'intemediazione	74,25%	64,78%	
Utile d'esercizio/Totale dell'attivo (ROA)	0,30%	0,95%	
Utile d'esercizio/Patrimonio netto (ROE)	2,65%	9,81%	
Indici di rischiosità			
Sofferenze/Impieghi	n.s	n.s	
Coefficienti patrimoniali			
Fondi propri necessari	14.106	12.625	
Fondi propri disponibili	33.959	27.885	
Eccedenza fondi disponibili	19.853	15.259	
Eccedenza fondi disponibili/Fondi propri disponibili	58,46%	54,72%	

* *Escluso l'utile dell'esercizio*

Bipielle Bank (Suisse) è la denominazione che dal mese di settembre 2001 sostituisce quella di Banca Adamas. Il cambio di ragione sociale intende sottolineare il forte collegamento al Gruppo della controllata elvetica, a cui viene riservato, nel disegno strategico complessivo, il fondamentale ruolo di polo estero nel campo del risparmio gestito e del private banking.

Il totale delle attività della Banca mostrava una crescita del 4,2%, a 300 milioni di euro in controvalore. Le evidenze reddituali riflettevano a loro volta la difficile fase congiunturale, che non ha certamente invogliato gli investimenti finanziari. Il comparto che mostrava il rallentamento più sensibile era quello relativo ai proventi da commissioni ed all'intermediazione in valori mobiliari e divise.

Il risultato di fine esercizio, dopo le tasse e gli accantonamenti, si è attestato in controvalore in 0,912 milioni di euro (contro € 2,731 milioni del 31/12/2000). Su tale risultato hanno influito, oltre gli andamenti dei mercati, i maggiori accantonamenti effettuati ed in particolare gli effetti derivanti da una perdita straordinaria a fronte della quale gli azionisti hanno effettuato un apporto finalizzato al ripristino dei ratio patrimoniali tali da poterle garantire la crescita in corso.

Nell'ambito della ristrutturazione societaria all'interno della componente estera del Gruppo, Bipielle Bank (Suisse) ha ceduto la partecipazione in Bipielle International UK, con sede a Londra, alla propria controllante diretta Bipielle International Holding S.A.

BIPIELLE FONDICRI SGR

importi in migliaia di euro	**31/12/2001**	**31/12/2000**	**Var.%**
Dati patrimoniali			
Titoli	13.582	28.912	-53,02%
Totale dell'attivo	95.716	67.179	42,48%
Patrimonio netto *	61.914	35.751	73,18%
Dati economici			
Commissioni attive	74.603	50.236	48,50%
Commissioni passive	56.406	32.633	72,85%
Commissioni nette	18.197	17.603	3,37%
Risultato lordo di gestione	11.627	13.260	-12,31%
Utile delle attività ordinarie	8.472	11.671	-27,41%
Utile d'esercizio	5.177	6.679	-22,49%
Altre informazioni			
Patrimonio gestito	5.583.481	5.433.536	2,76%
Numero fondi comuni d'investimento	45	37	

* *Escluso l'utile dell'esercizio*

Come accennato nel capitolo "Lo scenario di riferimento", il 2001 è stato un anno difficile per il settore del risparmio gestito. Le turbolenze dei mercati hanno indotto i risparmiatori ad effettuare importanti disinvestimenti dal comparto azionario riposizionandosi su assets con profili di rischio più contenuti, privilegiando i prodotti obbligazionari a bassa duration e i prodotti monetari. Si è assistito inoltre a importanti deflussi dal comparto del gestito con "parcheggio" della liquidità in operazioni di pronti contro termine.

A livello aziendale, nel corso dell'anno è stato portato a compimento il processo di aggregazione e razionalizzazione delle attività di asset management già facenti capo a Fondicri Sgr, Bipielle Asset Management Sgr e Bipielle Sgr (ex Royal & Sun Alliance). L'operazione di conferimento delle attività di Bipielle Asset Management Sgr in Fondicri Sgr, che ha trovato completamento con decorrenza 1° giugno 2001, ha concluso l'iter di consolidamento delle tre Sgr nell'unica realtà Bipielle Fondicri Sgr con sede sociale a Lodi e sede operativa a Milano, nei nuovi uffici in Via San Vittore al Teatro 3.

Nonostante il quadro generale, la Società ha registrato una raccolta netta positiva pari a 635,7 milioni di euro nell'àmbito dei fondi comuni di investimento e di 488,9 milioni di euro nel settore delle gestioni patrimoniali. Hanno concorso a ciò il lancio del regolamento unico dei fondi comuni in vigore dal 1°ottobre 2001 ed il maggior impulso dato al collocamento dei fondi di Bipielle Fondicri presso le banche del Gruppo. Contemporaneamente, per assicurare la totale copertura di tutte le principali categorie Assogestioni, sono stati lanciati 5 nuovi fondi comuni di investimento (Bipielle Fondicri Free 50/50, Bipielle Fondicri Free 70/30, Bipielle Henderson Leader, Bipielle Henderson Crescita, Bipielle Henderson Valore), portando l'offerta complessiva a 45 fondi comuni. Un ulteriore fondo, Bipielle Fondicri Diversified, costituito per soddisfare anche le esigenze di una clientela istituzionale, è stato avviato a metà ottobre. E' stato inoltre lanciato un fondo dei fondi (Multifondo) articolato in quattro linee di gestione, caratterizzato da una connotazione etica. Il prodotto si contraddistingue per una politica di investimento multimanager, con stile di gestione attivo. Alla luce di tutto questo, la Sgr dispone oggi di una delle gamme di prodotti più complete fra quelle presenti sul mercato

italiano. Il margine lordo (saldo tra ricavi e costi gestionali), ha raggiunto euro 18,4 milioni, esponendo un miglioramento del 14,7% sul precedente anno.

Al 31 dicembre 2001 risultavano n. 60 dipendenti, organico superiore a quello in essere al 31 dicembre 2000 (32 unità) in relazione al processo di creazione del polo del risparmio gestito, imperniato su Bipielle Fondicri.

Nello scorso dicembre è stato avviato il piano di trasformazione della società in Sgr di promozione. Il progetto è articolato in due fasi: una prima fase, di natura transitoria, disciplinata mediante delega di gestione ed una seconda fase che a regime (dal 1° gennaio 2003) prevede lo sdoppiamento dei ruoli tra Sgr di promozione (Bipielle Fondicri) e Sgr di gestione (Arca). Le masse complessivamente trasferite in gestione ad Arca assommavano ad oltre € 5.500 milioni. La trasformazione della Sgr da società di gestione in società di promozione è mirata al mantenimento del diretto rapporto con le reti di distribuzione, alla valorizzazione dell'attività di costruzione di nuovi prodotti nel campo delle gestioni collettive e alla focalizzazione verso il settore delle gestioni individuali e del private banking. Nel contesto strategico dell'operazione è stato inoltre previsto che siano affidati ad Arca anche la gestione dei patrimoni ora conferiti alla Società dagli Investitori Istituzionali e la gestione dei fondi pensione. Nello stesso del mese di dicembre Bipielle Fondicri ha inoltre acquisito i rami di azienda di Cassa di Risparmio di Lucca, Cassa di Risparmio di Pisa e Cassa di Risparmi di Livorno relativi alla gestione del risparmio su base individuale. Nella seconda parte dell'anno è stata perfezionata la costituzione di Bipielle Alternative Investment Sgr: con questa iniziativa si è inteso presidiare il comparto degli "hedge funds" per servire con prodotti mirati quella clientela di fascia alta interessata ad opportunità di investimento differenziate rispetto ai trend di mercato.

GRIFOGEST SGR

importi in migliaia di euro	**31/12/2001**	**31/12/2000**	**Var.%**
Dati patrimoniali			
Titoli	5.871	783	n.s.
Totale attivo	13.267	13.718	-3,28%
Patrimonio netto*	5.672	5.578	1,69%
Dati economici			
Commissioni attive	22.710	22.437	1,21%
Commissioni passive	15.867	17.378	-8,69%
Commissioni nette	6.843	5.060	35,24%
Risultato lordo di gestione	3.897	2.150	81,25%
Utile delle attività ordinarie	3.485	1.813	92,19%
Utile di esercizio	2.001	1.127	77,48%
Altre informazioni			
Patrimonio gestito	1.550.391	2.275.423	-31,86%
Numero fondi comuni di investimento	7	7	

**Escluso l'utile di esercizio*

Nel 2001 il patrimonio gestito dalla Società ha subito un decremento rispetto al 31 dicembre 2000, quantificabile nel 32% circa. Tale variazione è riconducibile esclusivamente al comparto "Fondi comuni d'investimento" collocati per il tramite della rete bancaria, il cui patrimonio è passato da 2.275 a 1.550 milioni di euro con un decremento del 31,9%; una variazione positiva del 46% è stata invece riscontrata sul dato delle "Gestioni Patrimoniali in Fondi", passate dai 30,4 milioni di euro del 2000 ai 44,3 milioni di euro del 2001.

La diminuzione del patrimonio gestito non ha comunque compromesso la redditività della Società che, sia attraverso un attento monitoraggio delle spese amministrative rimaste in linea con l'esercizio precedente, sia per effetto dell'entrata in vigore, dal mese di novembre 2000, del nuovo Regolamento Unico dei Fondi, ha raggiunto un risultato netto di € 2,0 milioni, cioè il 77,5% in più dell'anno 2000. Il margine di intermediazione presentava uno sviluppo del 33,0% a € 7,3 milioni.

BIPIELLE DUCATO

importi in migliaia di euro	**31/12/2001**	**31/12/2000**	**Var .%**
Dati patrimoniali			
Crediti verso clientela	1.027.360	991.325	3,64%
Totale dell'attivo	1.158.494	1.043.731	11,00%
Patrimonio netto *	55.835	53.247	4,86%
Dati economici			
Margine di interesse	89.751	70.689	26,97%
Commissioni nette	-12.812	-6.069	111,09%
Margine di intermediazione	83.128	69.644	19,36%
Risultato lordo di gestione	41.744	40.762	2,41%
Utile delle attività ordinarie	18.924	19.627	-3,58%
Utile d'esercizio	11.795	10.356	13,90%

* *Escluso l'utile dell'esercizio*

Il 2001 è stato, per il mercato di riferimento della Società, relativamente meno brillante, pur se ancora impostato su dinamiche positive. Secondo i dati raccolti da Assofin, il valore delle operazioni finanziate si è attestato a 26.341 milioni di euro, con una crescita del 15% rispetto all'anno precedente. I segmenti più penalizzati sono risultati quelli tradizionali dell'auto e degli altri prestiti finalizzati (rispettivamente + 10,8% e +5,6%), mentre migliori appaiono le *performances* del prestito personale (+46,5%) e dei finanziamenti *revolving* erogati attraverso carta di credito (+36%).

Per quanto riguarda i dati aziendali di Bipielle Ducato, gli obiettivi prefissati sono stati raggiunti con una vistosa accelerazione nell'erogazione dei crediti, che nel 2001 è cresciuta del 41,5% rispetto a quello dell'anno precedente. Sono stati infatti concessi finanziamenti per 1.228 milioni di euro contro i 868 milioni di euro del 2000 con un coefficiente di crescita pari a quasi tre volte la media del mercato; del totale precedente, le erogazioni nel comparto del "credito personale" hanno superato i 325 milioni di euro (+85% sul 2000). Di tutto rilievo è lo stretto rapporto di collaborazione maturato con la Capogruppo, che ha scelto la Società come *issuer* delle carte di credito distribuite ai correntisti delle banche del Gruppo e per lo fine sono state create appositamente la carta ELECTA (carta flessibile) e la carta EXTRA (carta revolving) aderenti al circuito Mastercard; nel corso del 2002 la Società avrà l'opportunità di emettere carte di credito aderenti anche al circuito Visa.

La forte espansione della Società-prodotto del credito al consumo è testimoniata dal +27,0% impresso al margine d'interesse; il margine di intermediazione si attestava a € 83,1 milioni, corrispondente ad una crescita annuale del 19,4%. L'utile netto raggiungeva la cifra di 11,8 milioni di euro (+13,9%).

L'ammontare dei crediti verso clientela a fine 2001 era di € 1.027,4 milioni. In parallelo, è possibile riscontrare un ulteriore incremento del numero dei dipendenti, dalle 426 unità del 2000 ai 514 addetti del 2001 registrando un più 20,2%.

BIPIELLE DUCATO LEASING

I dati sotto riportati rispecchiano la metodologia finanziaria importi in migliaia di euro	**31/12/2001**	**31/12/2000**	**Var.%**
Dati patrimoniali			
Crediti verso clientela	501.563	475.620	5,45%
Totale attivo	568.148	499.137	13,83%
Patrimonio netto*	26.706	25.611	4,28%
Dati economici			
Commissioni attive	3.289	2.856	15,17%
Commissioni passive	2.712	2.075	30,68%
Commissioni nette	577	780	-26,06%
Costi operativi	10.366	7.503	38,16%
Utile delle attività ordinarie	4.032	6.233	-35,31%
Utile straordinario	533	331	61,25%
Utile di esercizio	2.329	3.800	-38,71%

**Escluso l'utile di esercizio*

In Italia, i settore del leasing ha fatto registrare nel 2001 un ulteriore aumento degli investimenti: le statistiche dell'ASSILEA, associazione di categoria delle società di leasing, registrano per il totale dei comparti un incremento del 5,4% come numero di contratti e del 20,0% come investimenti. Il comparto mezzi di trasporto ha avuto un incremento del 6,9% come numero di contratti e dell'11,4% in termini di valore degli investimenti.

La variazione della denominazione sociale da Professional Ducato Leasing in Bipielle Ducato Leasing ha sancito il riconoscimento della Società come riferimento del prodotto leasing del Gruppo Bipielle, dando così inizio ad una nuova fase di sviluppo aziendale, anche alla luce della progettata confluenza dell'attività di ACI Leasing.

I contratti stipulati nel 2001 sono stati n. 4.038 per un valore di 196,9 milioni di euro, con una quota di mercato nazionale pari a circa l'1% come numero e lo 0,6% per importo. Per quanto riguarda invece lo sviluppo complessivo dell'attività al 31/12/2001, i contratti in essere hanno toccato il numero di 15.920, con un aumento di n. 873 contratti pari al + 5,8% sul precedente esercizio, con un credito implicito pari a 448,5 milioni di euro; poiché nel 2000 il credito implicito era di 424,8 milioni di euro, nel corso dell'anno gli impieghi netti hanno registrato un incremento del +5,6%. In merito alla composizione dello stock di contratti in essere, il portafoglio dell'azienda al 31/12/2001 è costituito per il 25% dal comparto auto-veicoli industriali, per il 39% da quello strumentale, per il 3% da quello nautico e per il restante 33% dal settore immobiliare. Nel corso del 2001 i nuovi contratti stipulati fuori della Toscana hanno costituito oltre il 30% dell'intera attività sia come numero che come importo contro il 10% del precedente esercizio, segno dell'attivarsi dei canali commerciali delle banche-reti del Gruppo.

BIPIELLE ICT

importi in migliaia di euro	31/12/2001	31/12/2000	Var.%
Dati patrimoniali			
Crediti verso clientela	48	3.391	-98,58%
Immobilizzazioni immateriali	44.413	14.584	204,53%
Immobilizzazioni materiali	1.128	260	334,22%
Totale attivo	73.072	18.875	287,13%
Patrimonio netto*	12.748	5.264	142,16%
Dati economici			
Valore della produzione	77.250	28.013	175,76%
Costo della produzione	75.538	27.475	174,93%
Proventi e oneri finanziari	-830	11	-7405,02%
Proventi e oneri straordinari	1	-22	-104,50%
Utile di esercizio	246	121	103,56%

*Escluso l'utile di esercizio

L'anno 2001 ha testimoniato un forte potenziamento dell'attività sociale di Bipielle ICT, che ha progressivamente raggiunto la piena operatività nello svolgimento delle propria attività di progettazione, di fornitura di prodotti e servizi informatici a 15 aziende del Gruppo Bipielle.

In tale contesto, si è avuta una evidente crescita delle risorse gestite, sono stati presi in carico 69 dipendenti provenienti dalla Capogruppo. Conseguentemente, il numero dei dipendenti a fine anno toccava le 78 unità. Segnaliamo inoltre che, in conseguenza della confluenza dal 1° gennaio 2002 delle risorse provenienti dalla Informatica del Tirreno SpA, il numero dei dipendenti è passato a 119 unità.

I progetti più importanti sviluppati nel 2001 hanno riguardato il completamento della seconda fase della *Banca Multicanale Bipielle.Net*, che ha visto l'estensione delle funzionalità informative e dispositive, la realizzazione delle personalizzazioni del *trading on line* con *book* a più livelli, l'attivazione della comunicazione con la clientela attraverso messaggi SMS e l'accesso WAP dalla telefonia mobile, l'uso del canale Reuters per le informazioni di Borsa e il notiziario economico, la separazione delle funzionalità di *Internet banking* da quelle del *trading on line* per offrire modalità d'uso dei servizi differenziate alla clientela.Sempre nel corso del 2001, la Società ha proseguito nell'impegno di realizzazione della base dati omogenea necessaria allo sviluppo del Sistema Informativo di Gruppo (*Banking DataWarehouse*) mediante l'inserimento di informazioni provenienti da ulteriori sottosistemi applicativi per le banche che usufruiscono del sistema gestionale informatizzato comune.

Nell'ambito dell'Area Finanza, nel corso dell'anno in esame, si è provveduto a mettere in produzione l'applicazione che tratta i *Prodotti derivati* quotati sia sul mercato italiano, sia su mercati internazionali; nei primi due mesi del 2002 la procedura *derivati quotati* sul mercato italiano è stata distribuita anche a Banca Popolare di Mantova, Banca Bipielle Romagna e Banca Valori.

Nel giugno 2001 è stato realizzato un *portale Internet* per la società B2Bipielle (raggiungibile all'indirizzo www.bvalue.it), per consentire alle aziende clienti l'accesso ad un mercato virtuale (*marketplace*) ove effettuare transazioni sia in qualità di acquirente che di fornitore.

La gestione chiude con un risultato netto di € 0,2 milioni (0,1 milioni di euro nel 2000).

BIPIELLE REAL ESTATE *(già denominata Bipielle Immobili)*

importi in migliaia di euro	31/12/2001	31/12/2000	Var.%
Dati patrimoniali			
Crediti verso clientela	3.390	5.038	-32,70%
Immobilizzazioni materiali	181.102	153.457	18,01%
Totale attivo	192.729	162.334	18,72%
Patrimonio netto*	114.499	100.051	14,44%
Dati economici		0	
Valore della produzione	25.605	20.446	25,23%
Costo della produzione	23.040	17.196	33,99%
Proventi e oneri finanziari	-3.780	-3.374	12,03%
Proventi e oneri straordinari	-157	340	-146,13%
Utile di esercizio	-1.517	35	-4434,29%

*Escluso l'utile di esercizio

La situazione a fine 2001 della controllata preposta alla gestione del ramo immobiliare del Gruppo fotografa una fase transitoria in cui gli *assets* erano costituiti da una contenuta porzione di patrimonio immobiliare strumentale all'esercizio dell'attività bancaria.

Le già citate operazioni di conferimento di immobili da parte delle società del Gruppo, successive alle opportune rivalutazioni dei cespiti, sono in corso di perfezionamento e vedranno quindi completamento nel corrente esercizio. Sempre in tale quadro, nel marzo 2002 è stata variata la denominazione sociale da Bipielle Immobili in Bipielle Real Estate, più allineata alle consuetudini dei mercati finanziari internazionali.

Conseguentemente, il rendiconto 2001 è riferibile a una operatività che all'epoca era di natura limitata rispetto agli sviluppi prevedibili nel 2002.

L'EVOLUZIONE PREVEDIBILE DELLA GESTIONE

Gli scenari di previsione relativamente all'area dell'euro indicano una ripresa della crescita economica già nel I° trimestre 2002 dopo l'arretramento registrato nell'ultimo quarto del 2001. Tale recupero dei ritmi di attività è atteso dispiegarsi gradualmente, accelerando soltanto verso la fine dell'anno. Per il settore bancario nazionale, l'attuale fase congiunturale rimane caratterizzata da contenuti livelli dei tassi d'interesse; in tale contesto ambientale di riferimento, il processo di semplificazione e razionalizzazione della struttura di Gruppo proseguirà ancora, nell'ottica strategica a suo tempo definita di "consolidamento dinamico" ed alla luce delle eventuali opportunità che il mercato potrà presentare continueranno per i prossimi mesi le operazioni di ristrutturazione, sia societaria che industriale, con l'obiettivo di generare valore dagli investimenti effettuati e di ottimizzare l'utilizzo delle risorse umane e di capitale impegnate.

A questo scopo è in corso di definizione un progetto che vedrà modificarsi radicalmente la struttura organizzativa di Gruppo, con il disegno di un ***modello organizzativo di tipo polarizzato***, che potrà prestarsi anche a futuri eventuali sviluppi.

In particolare, l'attuale ipotesi prevede un Gruppo focalizzato su due poli distinti, l'uno rappresentato dalle reti bancarie e l'altro dalle business unit diverse dalle attività tradizionali. I due poli prevedono strutture di gestione e modelli di riferimento diversificati in funzione delle specifiche particolarità delle attività sottostanti.

Per quanto concerne le reti bancarie, la struttura che meglio risponde agli obiettivi del Gruppo di salvaguardia del localismo, radicamento territoriale ed attenzione alla clientela, è rappresentata dal modello federale che vede accentrate presso la Capogruppo tutte le funzioni non strettamente legate all'attività di relazione con la clientela, che invece devono rimanere a contatto ed in prossimità con la clientela stessa.

Relativamente alle società prodotto ed alle "fabbriche di business diversificati", vengono creati centri di eccellenza che possano ottimizzare la qualità della produzione ed i costi di gestione, fornendo, alle reti federate ed al Gruppo in generale, prodotti e servizi altamente qualificati e concorrenziali, nonché il supporto specifico necessario, e sfruttando anche le possibili opportunità per aprirsi direttamente a clientela terza ed al mercato.

Alla Capogruppo competono, oltre al supporto per le attività accentrate, i compiti di indirizzo, di definizione degli obiettivi e delle vie per il loro raggiungimento, nonché la gestione strategica dei diversi business la cui responsabilità operativa, invece, è di competenza dei singoli capi azienda.

Questo insieme di rapporti organizzativi e funzionali potrà progressivamente evolvere verso strutture operative più complesse, identificando eventualmente specifici poli organizzativi specializzati per singoli business, a fronte del crescere delle dimensioni e dei volumi gestiti.

Nel corso dell'esercizio 2002, verrà completata e messa a punto, anche con l'ausilio di una qualificata società di consulenza, la prima fase del progetto che prevede la ristrutturazione societaria del Gruppo sui due poli, precedentemente descritti.

GLI EVENTI DI RILIEVO SUCCESSIVI AL 31 DICEMBRE 2001

La serie di accadimenti intervenuta senza soluzione di continuità dall'inizio del nuovo esercizio dà conto del percorso di crescita decisa e, al tempo stesso equilibrata, che continua a caratterizzare il Gruppo Bipielle nel panorama dei principali intermediari finanziari nazionali. Delineiamo a seguire gli eventi principali successivi alla data di bilancio.

Partnership strategica con la Fondazione Cassa di Risparmio di Bolzano

All'inizio di febbraio del corrente anno è stato sottoscritto il protocollo d'intesa tra la Banca Popolare di Lodi e la Fondazione Cassa di Risparmio di Bolzano per consolidare i rapporti di partnership già esistenti tra il Gruppo Bipielle e la Cassa di Risparmio di Bolzano, partner commerciale nel settore del risparmio gestito con Bipielle Fondicri SGR e della bancassurance con Eurovita.

In particolare, il protocollo prevede l'acquisizione da parte della Banca Popolare di Lodi di una partecipazione pari al 20% del capitale della Cassa di Risparmio di Bolzano S.p.A., con un investimento di € 498,04 per ogni azione, per un valore complessivo di 358,5 milioni di euro. La Fondazione Cassa di Risparmio di Bolzano, nell'ambito del progetto strategico, investirà nel Gruppo Bipielle circa 90 milioni di euro. La Cassa di Risparmio di Bolzano, fondata nel 1854 e prima banca dell'Alto Adige, dispone di una rete di 80 sportelli nella provincia autonoma; nel 2001 ha registrato un utile netto di € 21,4 milioni; il totale attivo era pari a euro 4.760 milioni. Il rilievo strategico dell'accordo sottoscritto è evidente, rappresentando un coerente sviluppo territoriale lungo l'importante asse del Brennero, che ha già visto l'ingresso della Banca Popolare del Trentino nel gruppo Bipielle e che determina stretti contatti con il mondo bancario bavarese, solidissima realtà al centro del panorama finanziario continentale.

Congresso degli operatori finanziari a Lodi

Nelle giornate del 2 e 3 febbraio 2002 si è svolto l'8° Congresso di Aiaf, Assiom, AticForex, le associazioni dei cambisti, tesorieri, operatori mobiliari, analisti finanziari, che tradizionalmente rappresenta un evento di primario rilievo per il mondo finanziario nazionale ed europeo. La manifestazione, ospitata dalla Banca Popolare di Lodi presso il proprio complesso urbanistico *"Bipielle City"*, è stata organizzata dal Gruppo Bipielle e dal quotidiano "Il Sole 24 Ore" ed ha visto la prestigiosa presenza del Governatore della

Banca d'Italia dott. Antonio Fazio, la cui partecipazione ha dato lustro alla città di Lodi. Il banchiere centrale ha infatti attivamente partecipato da protagonista ai diversi eventi che hanno punteggiato la manifestazione, dal discorso all'auditorium di *"Bipielle City"* al concerto nel Duomo della città, dalla susseguente cena di gala al discorso pronunciato presso una scuola di Lodi. Al termine del Congresso, il Governatore Fazio si è congratulato per la riuscita dell'iniziativa, manifestando il desiderio di ritornare a Lodi in analoghe occasioni. L'importanza del congresso di Lodi è risultata ulteriormente confermata dalla presenza ai lavori di ben 5 ministri del Governo (tra cui il titolare dell'Economia e Finanze), evento senza precedenti nella storia delle associazioni professionali degli operatori finanziari.

Apertura della filiale di Londra

Dal primo di marzo scorso è pienamente operativa la filiale di Londra della Banca Popolare di Lodi, nuovo importante passo nella strategia Bipielle di rafforzamento della presenza internazionale del Gruppo. L'iniziativa si fonda sull'acquisizione della preesistente filiale di altra banca italiana ed è finalizzata allo sviluppo di rilevanti business di attività sulla più importante piazza finanziaria d'Europa, in particolare:

- banca all'ingrosso rivolta a clientela corporate di elevato standing, operante su un orizzonte internazionale;
- partecipazione a "sindacazioni" di prestiti di elevato importo e ad attività di cambi e tesoreria.

La presenza su Londra agevola inoltre primarie relazioni privilegiate con investitori istituzionali e agenzie di rating (figure che giocano ruoli chiave nei mercati finanziari) consentendo un migliore inserimento del marchio Bipielle su scala globale.

Aumento di capitale di Bipielle Real Estate (già denominata Bipielle Immobili)

La concentrazione degli *assets* immobiliari Bipielle, di cui abbiamo riferito nel precedente paragrafo "Rifocalizzazione per aree di business" ha conosciuto ad inizio 2002 importanti progressi. In data 5 marzo, l'assemblea straordinaria di Bipielle Immobili S.p.A. ha deciso l'aumento del capitale sociale per euro 99.330.000, a fronte del conferimento di immobili da parte di società del Gruppo (Banca Popolare di Lodi, ICCRI BFE, Cassa di Risparmio di Lucca, Cassa di Risparmio di Pisa, Banca Popolare di Crema, Cassa di Risparmi di Livorno, Banca Popolare di Bronte, Bipielle Ducato Leasing).

Nella medesima occasione è stato varato il mutamento della denominazione sociale in "Bipielle Real Estate", circostanza che migliora la visibilità aziendale nei confronti degli investitori internazionali, in linea con gli orientamenti strategici del progetto.

Banca Valori

La realizzazione dell'iniziativa, esposta nel paragrafo "Le iniziative di ampliamento del Gruppo", ha visto, nel marzo 2002, un aumento del capitale sociale per un massimo di € 35,8 milioni, offerto in opzione agli azionisti, destinato a fornire alla Banca tutti gli strumenti operativi e organizzativi per svolgere al meglio il proprio ruolo di banca 'private' per la primaria clientela. La *private bank* bresciana è pienamente operativa dallo scorso mese di febbraio.

Banca Popolare del Trentino

Come segnalato in precedenza nel paragrafo "Le iniziative di ampliamento del Gruppo", l'8 marzo 2002 si è concluso il periodo di validità dell'OPAS lanciata dalla Banca Popolare di Lodi relativamente alla Banca Popolare del Trentino (BPT): l'operazione ha conseguito pieno successo, in quanto le adesioni hanno raggiunto il 99,20% del capitale.

L'assemblea straordinaria della BPT è stata convocata per i giorni 12 e 13 aprile 2002 per deliberare in merito alla trasformazione della banca trentina in società per azioni, in attuazione degli accordi relativi all'ingresso di BPT nel Gruppo Bipielle.

L'UTILE DI ESERCIZIO

Esponiamo il raccordo tra il bilancio della Banca Popolare di Lodi e il bilancio consolidato.

La sintesi delle differenze nell'utile netto consolidato e nel patrimonio netto consolidato tra il bilancio della Società controllante ed il bilancio consolidato al 31 dicembre 2001 è la seguente:

RICONCILIAZIONE PATRIMONIO CAPOGRUPPO E PATRIMONIO CONSOLIDATO

	Utile esercizio	Patrimonio netto
Saldi al 31.12.2001 Capogruppo	**95.665**	**1.758.066**
Rettifiche di consolidamento	37.376	49.507
Effetti delle partecipazioni consolidate con il metodo integrale	126.576	83.285
Ammortamento differenze di consolidamento	(47.455)	(106.203)
Effetti delle partecipazioni consolidate con il metodo del Patrimonio Netto	(9.317)	(1.668)
Ammortamento differenze positive di Patrimonio Netto delle partecipazioni consolidate con il metodo del Patrimonio Netto	(67)	(15.995)
Effetti delle partecipazioni consolidate con il metodo proporzionale	2.265	2.968
Storno dei dividendi infragruppo del periodo	(129.732)	(129.732)
Differenza negativa di consolidamento	0	28
Differenza negativa di patrimonio netto	0	734
Rivalutazione ex legge 342/00 società del Gruppo	0	83.684
Effetti riserve di rivalutazione società del Gruppo	0	50.679
Altre Rettifiche di consolidamento	0	(804)
Saldi al 31.12.2001 come da Bilancio Consolidato	**75.311**	**1.774.549**


Bilancio Consolidato 2001
del Gruppo Bipielle

Stato patrimoniale consolidato

(in migliaia di Euro)

	Voci dell'attivo	31 dicembre 2001		31 dicembre 2000	
10.	**Cassa e disponibilità presso banche centrali e uffici postali**		**134.670**		**114.582**
20.	**Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali**		**795.440**		**1.156.779**
30.	**Crediti verso banche:**		**4.876.931**		**6.102.819**
	a) a vista	729.712		2.363.116	
	b) altri crediti	4.147.219		3.739.703	
40.	**Crediti verso clientela**		**19.603.158**		**18.243.757**
	di cui:				
	crediti con fondi di terzi in amministrazione	2.103		2.117	
50.	**Obbligazioni e altri titoli di debito:**		**4.168.057**		**3.869.044**
	a) di emittenti pubblici	2.063.259		2.668.641	
	b) di banche	1.362.833		723.190	
	di cui:				
	titoli propri	47.604		82.048	
	c) di enti finanziari	382.038		30.380	
	d) di altri emittenti	359.927		446.833	
60.	**Azioni, quote e altri titoli di capitale**		**429.131**		**365.361**
70.	**Partecipazioni**		**611.018**		**369.848**
	a) valutate al patrimonio netto	116.145		70.587	
	b) altre	494.873		299.261	
80.	**Partecipazioni in imprese del gruppo**		**403**		**33.525**
	a) valutate al patrimonio netto	10		33.360	
	b) altre	393		165	
90.	**Differenze positive di consolidamento**		**865.365**		**973.811**
100.	**Differenze positive di patrimonio netto**		**69.933**		**10.085**
110.	**Immobilizzazioni immateriali**		**211.834**		**166.366**
	di cui:				
	costi di impianto	1.591		6.823	
	avviamento	117.773		76.222	
120.	**Immobilizzazioni materiali**		**793.628**		**609.285**
140.	**Azioni o quote proprie**		**10.854**		**3.770**
	(valore nominale euro 2.473.446)				
150.	**Altre attività**		**2.376.643**		**1.824.693**
160.	**Ratei e risconti attivi:**		**496.152**		**484.494**
	a) ratei attivi	286.398		370.156	
	b) risconti attivi	209.754		114.338	
	di cui:				
	disaggio di emissione su titoli	24.150		7.733	
	Totale dell'attivo		**35.443.217**		**34.328.219**

	Voci del passivo	31 dicembre 2001		31 dicembre 2000	
10.	**Debiti verso banche:**		**6.772.011**		**9.803.864**
	a) a vista	961.404		2.319.452	
	b) a termine o con preavviso	5.810.607		7.484.412	
20.	**Debiti verso clientela:**		**10.710.390**		**9.471.371**
	a) a vista	8.472.273		7.432.050	
	b) a termine o con preavviso	2.238.117		2.039.321	
30.	**Debiti rappresentati da titoli:**		**11.625.196**		**9.266.551**
	a) obbligazioni	10.375.326		7.523.354	
	b) certificati di deposito	921.403		1.106.636	
	c) altri titoli	328.467		636.561	
40.	**Fondi di terzi in amministrazione**		**4.887**		**6.841**
50.	**Altre passività**		**1.170.678**		**1.290.483**
60.	**Ratei e risconti passivi:**		**442.027**		**463.291**
	a) ratei passivi	299.754		379.631	
	b) risconti passivi	142.273		83.660	
70.	**Trattamento di fine rapporto di lavoro subordinato**		**145.874**		**151.506**
80.	**Fondi per rischi ed oneri:**		**441.251**		**430.442**
	a) fondi di quiescenza e per obblighi simili	155.789		160.596	
	b) fondi imposte e tasse	218.425		210.671	
	c) altri fondi	67.037		59.175	
90.	**Fondi rischi su crediti**		**33.327**		**24.151**
100.	**Fondo per rischi bancari generali**		**17.560**		**17.560**
110.	**Passività subordinate**		**1.728.722**		**1.501.657**
120.	**Differenze negative di consolidamento**		**28**		**29**
130.	**Differenze negative di patrimonio netto**		**734**		**1.325**
140.	**Patrimonio di pertinenza di terzi**		**594.306**		**592.220**
150.	**Capitale**		**360.870**		**290.878**
160.	**Sovrapprezzi di emissione**		**999.692**		**786.450**
170.	**Riserve:**		**137.047**		**90.925**
	a) riserva legale	36.738		31.342	
	b) riserva per azioni o quote proprie	10.854		3.770	
	c) riserve statutarie	494		445	
	d) altre riserve	88.961		55.368	
180.	**Riserve di rivalutazione**		**183.306**		**60.919**
	a) riserve di rivalutazione	198.456		83.517	
	b) riserva da cartolarizzazione	(15.150)		(22.598)	
200.	**Utile d'esercizio**		**75.311**		**77.756**
	Totale del passivo		**35.443.217**		**34.328.219**

Garanzie e impegni

	Voci	31 dicembre 2001		31 dicembre 2000	
10.	**Garanzie rilasciate**		**1.487.712**		**1.908.982**
	di cui:				
	accettazioni	10.505		10.257	
	altre garanzie	1.477.207		1.898.725	
20.	**Impegni**		**2.746.687**		**2.343.144**
	di cui:				
	per vendite con obbligo di riacquisto	5.621		483.776	
30.	**Derivati su crediti**		**205.099**		**206.640**

Conto economico consolidato

	Voci	Esercizio 2001		Esercizio 2000	
10.	**Interessi attivi e proventi assimilati**		**1.853.664**		**1.528.227**
	di cui:				
	su crediti verso clientela	1.344.697		960.403	
	su titoli di debito	303.410		277.793	
20.	**Interessi passivi e oneri assimilati**		**1.204.218**		**1.081.068**
	di cui:				
	su debiti verso clientela	250.272		150.893	
	su debiti rappresentati da titoli	493.908		479.800	
30.	**Dividendi e altri proventi:**		**79.789**		**22.116**
	a) su azioni, quote e altri titoli a reddito variabile	6.546		3.694	
	b) su partecipazioni	50.397		2.961	
	c) su partecipazioni in imprese del gruppo	22.846		15.461	
40.	**Commissioni attive**		**437.761**		**340.890**
50.	**Commissioni passive**		**133.600**		**106.052**
60.	**Profitti (Perdite) da operazioni finanziarie**		**(18.878)**		**27.243**
70.	**Altri proventi di gestione**		**140.062**		**95.925**
80.	**Spese amministrative:**		**714.673**		**523.641**
	a) spese per il personale	402.595		289.205	
	di cui:				
	salari e stipendi	273.642		195.910	
	oneri sociali	82.049		57.763	
	trattamento di fine rapporto	22.244		16.999	
	trattamento di quiescenza e simili	11.100		9.098	
	b) altre spese amministrative	312.078		234.436	
90.	**Rettifiche di valore su immobilizzazioni immateriali**		**159.260**		**107.185**
100.	**Accantonamenti per rischi ed oneri**		**14.883**		**10.976**
110.	**Altri oneri di gestione**		**11.962**		**8.655**
120.	**Rettifiche di valore su crediti e accantonamenti per garanzie e impegni**		**198.875**		**135.115**
130.	**Riprese di valore su crediti e su accantonamenti per garanzie e impegni**		**49.565**		**30.328**
140.	**Accantonamenti ai fondi rischi su crediti**		**1.718**		**3.553**
150.	**Rettifiche di valore su immobilizzazioni finanziarie**		**12.466**		**3.639**
160.	**Riprese di valore su immobilizzazioni finanziarie**		**7.255**		**376**
170.	**Utili (Perdite) delle partecipazioni valutate a patrimonio netto**		**1.085**		**9.791**
180.	**Utile delle attività ordinarie**		**98.648**		**75.012**
190.	**Proventi straordinari**		**170.283**		**152.906**
200.	**Oneri straordinari**		**66.331**		**45.754**
210.	**Utile straordinario**		**103.952**		**107.152**
230.	**Variazione del fondo per rischi bancari generali**		**2.569**		**7.230**
240.	**Imposte sul reddito dell'esercizio**		**75.557**		**61.787**
250.	**Utili (Perdite) di pertinenza di terzi**		**54.301**		**35.391**
260.	**Utile d'esercizio**		**75.311**		**77.756**

NOTA INTEGRATIVA CONSOLIDATA

STRUTTURA E CONTENUTO DEL BILANCIO

Il bilancio consolidato al 31 dicembre 2001 è costituito dallo stato patrimoniale consolidato, dal conto economico consolidato e dalla presente nota integrativa consolidata, ed è corredato dalla relazione sull'andamento della gestione, così come previsto dal D. Lgs. 27 gennaio 1992, n. 87 che ha disciplinato in attuazione delle Direttive C.E.E. n. 86/635 e n. 89/117, i conti annuali e consolidati delle banche.

La nota integrativa consolidata ha la funzione di fornire l'illustrazione e l'analisi dei dati di bilancio, e contiene le informazioni richieste delle disposizioni del decreto legislativo n. 87/1992, dal provvedimento della Banca d'Italia n. 100 del 15 luglio 1992, come aggiornato dalle disposizioni del 16 gennaio 1995 e del 7 agosto 1998, e da altre leggi. Inoltre, vengono fornite tutte le informazioni complementari ritenute necessarie a dare una rappresentazione veritiera e corretta, anche se non specificamente richieste da disposizioni di legge.

AREA DI CONSOLIDAMENTO

Il bilancio consolidato include il bilancio della Banca Popolare di Lodi Soc. Coop. a r.l. (Capogruppo) e quelli delle società operanti nel settore creditizio e finanziario o che esercitano, in via principale, attività strumentale a quella delle società del Gruppo, delle quali la Capogruppo possiede direttamente e indirettamente la maggioranza del capitale sociale.

Le partecipazioni in società controllate non operanti nel settore creditizio e finanziario o che non esercitano, in via principale, attività strumentale a quella delle società del Gruppo, vengono valutate con il metodo del patrimonio netto.

Le partecipazioni controllate acquisite nell'ambito dell'attività di merchant banking o destinate ad essere dismesse, sono iscritte al costo eventualmente rettificato al fine di riflettere il presunto valore di realizzo.

Le partecipazioni sulle quali viene esercitato un controllo congiuntamente con altri partner, vengono consolidate con il metodo proporzionale.

Le società consolidate integralmente o proporzionalmente, sono incluse nell'area di consolidamento sulla base della situazione patrimoniale ed economica alla data di acquisizione del controllo.

Le partecipazioni in società sottoposte ad influenza notevole con quota di possesso tra il 20% e il 50% sono valutate con il metodo del patrimonio netto.

Le partecipazioni minori (con quote di possesso inferiori al 20%), nonché quelle controllate ma sottoposte a procedure liquidatorie, sono valutate con il metodo del costo.

Nella parte B, Sezione 3, è riportato l'elenco delle società incluse nel consolidamento, delle partecipazioni valutate con il metodo del patrimonio netto e delle altre partecipazioni rilevanti valutate con il metodo del costo.

Di seguito si commentano le principali operazioni avvenute nel corso dell'esercizio che hanno interessato l'area di consolidamento.

Relativamente alle società consolidate nell'esercizio precedente con il metodo integrale si segnala che Informatica del Tirreno S.p.A. è stata incorporata in Bipielle ICT S.p.A. a far data dal primo gennaio 2001 e che Bipielle Santander Central Hispano SIM S.p.A. nel presente bilancio è stata consolidata con il metodo proporzionale a seguito della cessione del 50% al Gruppo Santander.

Per quanto riguarda le società valutate con il metodo del patrimonio netto si segnalano:

- le cessioni di Eurovita S.p.A. e di Commercial Union Insurance S.p.A. a Finoa S.r.l. nell'ambito dell'accordo di partnership con Commercial Union e contestuale acquisto del 50% della stessa Finoa S.r.l.; quest'ultima viene valutata nel presente bilancio con il metodo del patrimonio netto;
- la cessione di Cassa Lombarda S.p.A.
- l'acquisto di una partecipazione del 30% di Banca Caripe S.p.A.
- l'acquisto del 60% di Tiepolo Finance S.r.l., società veicolo dell'operazione di cartolarizzazione dei crediti che ha interessato il Gruppo

PRINCIPI DI CONSOLIDAMENTO

I principi di consolidamento utilizzati sono quelli previsti dal citato Decreto Legislativo 27 gennaio 1992 n. 87.

Il valore contabile delle partecipazioni in società i cui bilanci sono consolidati integralmente è compensato a fronte delle corrispondenti frazioni del patrimonio delle stesse.

Le differenze positive tra il valore di carico e il patrimonio netto alla data di acquisizione, determinate sulla base degli equity ratios, sono state iscritte, sussistendone i presupposti, alle pertinenti voci dell'attivo o alla voce "Differenze positive di consolidamento" se attribuibili ad avviamento pagato al momento dell'acquisizione delle società. La voce è soggetta ad ammortamento a quote costanti in un periodo di cinque anni o in un periodo di durata superiore qualora ciò sia giustificato dalla natura della differenza positiva di consolidamento.

In particolare le differenze positive derivanti dal consolidamento delle partecipazioni in aziende bancarie sono ammortizzate a quote costanti in vent'anni, mentre quelle derivanti dal consolidamento delle partecipazioni in società finanziarie sono ammortizzate a quote costanti in dieci anni, ad eccezione di quelle acquisite con l'acquisto della Bipielle Partecipazioni S.p.A. che sono ammortizzate a quote costanti in vent'anni.

Il differente periodo di ammortamento trova giustificazione nel fatto che i benefici relativi al maggior prezzo pagato in sede di acquisizione delle partecipazioni in oggetto si manifesteranno in tale arco di tempo.

Le differenze di segno negativo tra il valore di carico e il patrimonio netto delle partecipate, determinate sulla base degli equity ratios, sono iscritte alla voce "Differenze negative di consolidamento". A seguito dell'acquisizione di società appartenenti allo stesso Gruppo, le differenze positive sorte, in base all'applicazione degli equity ratios, dal consolidamento di alcune di esse, vengono compensate con le differenze negative derivanti dal consolidamento di altre società appartenenti allo stesso Gruppo.

Per le società valutate con il metodo del patrimonio netto, il maggior valore di carico rispetto alla corrispondente frazione del patrimonio netto, originatosi alla data di acquisizione, viene iscritto alla voce "Differenze positive di patrimonio netto". Esso è attribuibile ad avviamento e viene sistematicamente ammortizzato a quote costanti in un periodo di cinque anni o in un periodo di durata superiore qualora ciò sia giustificato dalla natura della differenza positiva di patrimonio netto.

Le differenze di segno negativo tra il valore di carico e il patrimonio netto delle partecipate alla data di acquisizione sono iscritte alla voce "Differenze negative di patrimonio netto".

A seguito dell'acquisizione di società appartenenti allo stesso Gruppo, le differenze positive sorte, in base all'applicazione degli equity ratios, dalla valutazione con il metodo di patrimonio netto di alcune di esse, vengono compensate con le differenze negative derivanti dalla valutazione di altre società appartenenti allo stesso Gruppo.

Le modifiche del patrimonio netto successive alla data presa a riferimento per il calcolo delle suddette differenze sono iscritte alla voce "Utili/perdite delle partecipazioni valutate al patrimonio netto" se riferibili ad utili o perdite delle partecipate.

La frazione di patrimonio netto consolidato attribuibile ad azioni o quote di terzi risulta iscritta alla voce "Patrimonio di pertinenza di terzi". In particolare, la suddetta voce è

costituita dalle quote di patrimonio netto delle imprese controllate incluse nel consolidamento, nonchè dalle quote delle differenze negative di consolidamento e di quelle positive che in base agli "equity ratios" sono di spettanza dei terzi.
Si precisa, peraltro, che la quota di patrimonio netto costituita da riserve di rivalutazione attribuibile ai terzi, è iscritta a voce propria.
I rapporti attivi e passivi e le operazioni fuori bilancio fra le società incluse nel consolidamento, così pure i proventi e gli oneri relativi a tali operazioni ed i profitti e le perdite risultanti da operazioni di negoziazione effettuate tra le stesse società vengono eliminati.

MONETA DI CONTO

Il bilancio consolidato è espresso in migliaia di euro.
Per la conversione dei bilanci espressi in valuta estera è stato utilizzato il metodo del cambio corrente. Pertanto tutte le poste patrimoniali sono state convertite al tasso di cambio vigente alla data di chiusura del periodo; i patrimoni netti sono stati tradotti al cambio storico; per le voci di conto economico sono stati utilizzati i cambi medi dell'anno. Le differenze emerse dall'applicazione di questo metodo sono state iscritte tra le riserve consolidate.
I valori delle situazioni dei periodi precedenti utilizzati a fini di raffronto, sono stati riesposti sulla base del tasso di conversione lira/euro.

DATA DI CONSOLIDAMENTO

La data di riferimento del bilancio consolidato coincide con la data di chiusura del bilancio della Capogruppo Banca Popolare di Lodi Soc. Coop. a r.l. e della maggior parte delle società incluse nel consolidamento.
Le società che chiudono l'esercizio ad una data diversa da quella della Capogruppo, provvedono a predisporre una situazione patrimoniale ed economica alla data di riferimento.

BILANCI UTILIZZATI PER IL CONSOLIDAMENTO

Il bilancio consolidato è redatto sulla base dei progetti di bilancio delle società consolidate al 31 dicembre 2001 predisposti ed approvati dai Consigli di Amministrazione ad eccezione di Bipielle International Holding S.A., per la quale è stata utilizzata una situazione infrannuale di 12 mesi in quanto l'esercizio sociale chiude il 31 marzo e di Bipielle SGR S.p.A., per la quale è stata utilizzata un situazione contabile di 12 mesi in quanto nel corso del 2001 la stessa ha chiuso un primo esercizio al 30 giugno e un secondo al 31 dicembre.
Laddove necessario si è provveduto ad opportune riclassificazioni al fine di rendere i bilanci omogenei nella forma.
Per Bipielle Ducato Leasing S.p.A. e Acileasing S.p.A. è stata utilizzato il bilancio predisposto secondo il cosiddetto "metodo finanziario".
Il bilancio consolidato (così come il bilancio d'esercizio della Capogruppo) viene assoggettato a revisione contabile dalla società di revisione Arthur Andersen S.p.A. ai sensi dell'art. 155 del D.Lgs. 24 febbraio 1998, n. 58 ed in esecuzione della delibera dell'Assemblea Ordinaria del 21 aprile 2001 che ha attribuito l'incarico a detta società per il triennio 2001/2003.

BILANCIO PRO-FORMA

Poiché, le significative acquisizioni effettuate nel corso dell'esercizio 2000 hanno contribuito alla formazione del risultato consolidato solo dal momento della loro inclusione, al fine di offrire un adeguato raffronto, in particolare relativamente alle componenti economiche, tra la situazione consolidata dell'esercizio 2001 e quella dell'esercizio

precedente è stata predisposta una situazione consolidata al 31 dicembre 2000 pro-forma, che viene riportata in allegato.

SITUAZIONE TRIMESTRALE AL 31 DICEMBRE 2001

Inoltre, al fine di garantire la completezza di informativa richiesta dal Regolamento Consob n. 11.971 del 14 maggio 1999 in merito alla predisposizione delle relazioni trimestrali e in modo da permettere la raffrontabilità dei dati al 31 dicembre 2001 con quelli forniti nella relazione trimestrale al 30 settembre 2001, in allegato vengono riportati i prospetti contabili riclassificati secondo le modalità previste per le relazioni trimestrali.

Parte A – CRITERI DI VALUTAZIONE

Il bilancio è redatto nell'osservanza delle vigenti disposizioni di legge e facendo riferimento ai principi contabili in vigore in Italia e, ove mancanti, a quelli dell'International Accounting Standards Committee.

Sezione 1 - L'illustrazione dei criteri di valutazione

1. Crediti, debiti, garanzie e impegni

Crediti e debiti verso Banche

I crediti sono valutati al valore di presumibile realizzo che, tranne per i crediti con banche residenti in taluni Paesi esteri considerati a rischio, coincide con il valore nominale aumentato degli interessi liquidati con riferimento alla data del bilancio.
I crediti con banche residenti in Paesi esteri considerati a rischio sono stati valutati tenendo conto anche delle situazioni di difficoltà nel servizio del debito da parte dei Paesi di residenza dei debitori.
I debiti sono esposti al valore nominale aumentato degli interessi liquidati con riferimento alla data del bilancio.

Crediti e debiti verso Clientela

Il valore dei crediti iscritto in bilancio, comprensivo dell'ammontare degli interessi contrattuali liquidati con riferimento alla data di bilancio, nonché di quelli di mora, coincide con quello del loro presumibile realizzo.
Tale valore è ottenuto deducendo dall'ammontare complessivamente erogato le stime di perdita in linea capitale e per interessi, definite sulla base di specifiche analisi dei crediti in sofferenza, delle posizioni più rilevanti dei crediti incagliati, dei crediti ristrutturati e in corso di ristrutturazione e sulla base di stime forfettarie sugli altri crediti incagliati, nonché sui crediti vivi.
Le previsioni di perdita sono formulate tenendo conto della situazione di solvibilità dei debitori, nonché delle situazioni di difficoltà nel servizio del debito da parte dei Paesi di residenza degli stessi.
Il valore originario dei crediti viene ripristinato mediante riprese di valore qualora vengano meno i motivi delle rettifiche effettuate.
I debiti sono valutati al valore nominale, aumentato degli interessi liquidati con riferimento alla data del bilancio.

Altri crediti e debiti

Gli altri crediti e debiti sono esposti al valore nominale, aumentati degli eventuali interessi maturati alla data di bilancio. Tale valore per i primi esprime il presumibile valore di realizzo.

Garanzie ed impegni

Le garanzie rilasciate sono iscritte al valore complessivo dell'impegno assunto.
I titoli e i cambi da ricevere sono esposti al prezzo a termine contrattualmente stabilito con la controparte.
Gli impegni ad erogare fondi assunti nei confronti delle controparti e della clientela sono iscritti per l'ammontare da regolare.
Gli impegni per acquisti/vendite di titoli a termine relativi a contratti in corso alla fine del periodo sono valutati con gli stessi criteri adottati per il portafoglio di destinazione.
Il rischio di credito connesso alle garanzie rilasciate è valutato in modo analogo ai crediti per cassa ed è fronteggiato da apposito accantonamento ai "Fondi rischi ed oneri - altri fondi".

2. *Titoli e operazioni fuori bilancio (diverse da quelle su valute)*

2.1 Titoli immobilizzati

I titoli che sono destinati ad essere detenuti durevolmente dal Gruppo sono valutati al costo specifico. Essi sono assoggettati a svalutazione nel caso di deterioramento duraturo della solvibilità dell'emittente, nonché della capacità di rimborso del debito da parte del Paese di residenza di questi, salvo la presenza di idonee garanzie. Il costo originario viene corrispondentemente ripristinato negli esercizi successivi se vengono meno i motivi della rettifica di valore effettuata.
La differenza tra il costo di acquisto e il valore di rimborso dei titoli di debito viene portata a rettifica degli interessi prodotti dai titoli stessi, secondo il principio della competenza economica sulla base della rispettiva durata residua.
I titoli subordinati, rivenienti da operazioni di cartolarizzazione di crediti in sofferenza e destinati a permanere in modo duraturo nel portafoglio della Banca, sono valutati in relazione all'andamento dell'operazione di cartolarizzazione sulla base dai rendiconti periodici predisposti dalle società veicolo.
Eventuali trasferimenti dal portafoglio titoli non immobilizzati al portafoglio titoli immobilizzati e viceversa, effettuati in presenza di circostanze eccezionali, vengono contabilizzati al valore risultante dall'applicazione, al momento dell'operazione, delle regole valutative del portafoglio di provenienza.

2.2 Titoli non immobilizzati

I titoli che non costituiscono immobilizzazioni finanziarie sono valutati:
- al valore di mercato, se quotati in mercati regolamentati;
- al minore tra il costo di acquisto ed il valore di mercato, se non quotati in mercati regolamentati.

Il costo è determinato secondo il metodo LIFO a scatti su base annuale e include il disaggio di emissione maturato.
Il valore di mercato è determinato:
- per i titoli negoziati su mercati organizzati, dalla media aritmetica dei prezzi dell'ultimo mese;
- per i titoli non quotati, italiani ed esteri, dal presumibile valore di realizzo che, relativamente alle obbligazioni ed agli altri titoli di debito, è ottenuto tenendo anche conto dell'attualizzazione dei flussi finanziari futuri ad un adeguato tasso di mercato, determinato in base ad elementi obiettivi.

Nel caso dei titoli non quotati, il costo originario, qualora rettificato, viene corrispondentemente ripristinato negli esercizi successivi se vengono meno i motivi della rettifica di valore.
Le operazioni "pronti contro termine" su titoli con contestuale impegno a termine sono assimilate ai riporti e, pertanto, gli ammontari ricevuti ed erogati figurano come debiti e crediti. Il costo della provvista ed il provento dell'impiego, costituiti dalle cedole maturate sui titoli e dal differenziale tra prezzo a pronti e prezzo a termine dei medesimi, vengono iscritti per competenza nelle voci economiche accese agli interessi.

Operazioni fuori bilancio

I titoli da ricevere o da consegnare, in relazione a contratti stipulati ma non ancora regolati alla chiusura dell'esercizio, sono valutati in modo coerente con i criteri utilizzati per il portafoglio di destinazione.
Le operazioni "fuori bilancio" riguardanti i contratti derivati su titoli, su tassi d'interesse o su indici sono valutate come segue:
- i contratti derivati di copertura di attività o passività in bilancio o fuori bilancio sono valutati in modo coerente rispetto alla valutazione delle attività e delle passività coperte. Il risultato della valutazione è imputato alla voce Profitti (perdite) da

operazioni finanziarie. I differenziali sono registrati nelle voci accese agli interessi attivi e passivi coerentemente ai costi ed ai ricavi generati dagli elementi coperti, secondo il principio della competenza economica;

- i contratti di negoziazione in conto proprio sono valutati al mercato, se quotati in mercati regolamentati, o al minore tra il costo ed il valore di mercato, se non quotati in mercati regolamentati. I differenziali sono registrati alla voce "Profitti (perdite) da operazioni finanziarie";
- contratti di intermediazione per conto della clientela: le commissioni sono contabilizzate al momento della stipula dei contratti.

3. Partecipazioni

Le partecipazioni in società non soggette a consolidamento sono valutate al costo, determinato sulla base del prezzo di acquisto o di sottoscrizione o del valore attribuito in sede di conferimento.

Il costo viene ridotto per perdite durevoli di valore nel caso in cui le partecipate abbiano sostenuto perdite e non siano prevedibili nel futuro utili di entità tale da assorbire le predette perdite.

Il valore originario viene ripristinato negli esercizi successivi se vengono meno i motivi della rettifica di valore effettuata.

I dividendi ed il relativo credito d'imposta sono contabilizzati nell'esercizio in cui i primi vengono incassati.

Gli stessi possono essere iscritti nell'esercizio in cui maturano sulla base delle proposte di distribuzione deliberate dai Consigli di Amministrazione, qualora risultino elementi certi che ne assicurino l'approvazione in sede di deliberazione assembleare.

Le partecipazioni in società sottoposte ad influenza notevole sono valutate con il metodo del patrimonio netto.

4. Attività e passività in valuta (incluse le operazioni "fuori bilancio")

Le attività, le passività e le operazioni "fuori bilancio" a pronti in valuta sono convertite in euro ai cambi a pronti di fine esercizio; l'effetto di tale valutazione viene imputato a conto economico.

Le operazioni "fuori bilancio" a termine sono valutate ai corrispondenti cambi a termine in vigore a fine esercizio; l'effetto di tale valutazione viene imputato a conto economico.

Le immobilizzazioni materiali, immateriali e finanziarie espresse in valuta, se non costituiscono oggetto di operazioni di copertura, sono valutate al cambio storico d'acquisto.

I costi ed i ricavi in valuta sono rilevati al cambio vigente al momento della contabilizzazione.

5. Immobilizzazioni materiali

Sono registrate al costo di acquisto, comprensivo degli oneri accessori sostenuti, o al valore attribuito in sede di conferimento; per taluni beni, tale valore risulta rettificato in applicazione di specifiche leggi di rivalutazione o a seguito dell'allocazione del disavanzo emerso nell'ambito di operazioni di fusione; l'ammontare iscritto in bilancio è ottenuto deducendo dal valore contabile così definito gli ammortamenti effettuati.

In sede di predisposizione del presente bilancio il valore degli immobili è stato oggetto di rivalutazione ai sensi dell'articolo 1 del decreto 162 del 13 aprile 2001. La suddetta norma consente ai soggetti che alla data dell'8 maggio 2001 avevano già approvato il bilancio d'esercizio 2000 di rivalutare i beni d'impresa ai sensi degli articoli da 10 a 16 della legge 21 novembre 2000, n. 342.

L'operazione di rivalutazione si inserisce nel progetto di ristrutturazione del comparto immobiliare del Gruppo, articolato in due fasi: una prima fase, che trova realizzazione con la predisposizione del bilancio al 31 dicembre 2001, prevede la rivalutazione degli

immobili del Gruppo, mentre una seconda fase, da realizzarsi nel primo semestre 2002, comporta il conferimento dei rami d'azienda immobiliari delle società del Gruppo alla controllata Bipielle Real Estate S.p.A.
La struttura dell'operazione adottata consente di usufruire dei benefici fiscali previsti dalla normativa in materia e permette di dare piena evidenza del maggior grado di patrimonializzazione insito negli attivi immobiliari.
L'operazione di rivalutazione ha interessato gli immobili, strumentali e non, già in possesso della Banca al 31 dicembre 1999. Il maggior valore degli immobili, determinato sulla base di perizia giurata con riferimento ai valori di mercato degli stessi, è stato attribuito, ai sensi della norma sopracitata ed al netto relativo onere fiscale, ad apposita riserva.
A seguito della suddetta operazione il valore degli immobili è stato incrementato per 175,5 milioni di euro, mentre le poste patrimoniali delle società del Gruppo hanno beneficiato complessivamente per un importo pari a 143,3 milioni di euro.
Contabilmente, il maggior valore dei beni è stato attribuito a riduzione del fondo ammortamento e, per la parte residua, ad incremento del valore contabile del bene.
L'onere fiscale correlato è stato imputato direttamente al *Fondo imposte e tasse*.
Le immobilizzazioni sono sistematicamente ammortizzate in ogni esercizio a quote costanti sulla base di aliquote economico-tecniche determinate in relazione alla residua possibilità di utilizzo dei beni. Nel caso in cui, indipendentemente dall'ammortamento già contabilizzato, risulti una perdita durevole di valore, l'immobilizzazione viene corrispondentemente svalutata; se in esercizi successivi vengono meno i presupposti della svalutazione, viene ripristinato il valore originario.
Inoltre, nell'ambito di quanto consentito dalla normativa vigente vengono stanziati ammortamenti "integrativi" fiscalmente considerati "anticipati" al fine di fronteggiare l'obsolescenza dei beni a più elevato contenuto tecnologico.
I costi di manutenzione aventi natura incrementativa sono attribuiti ai cespiti cui si riferiscono ed ammortizzati in relazione alle residue possibilità di utilizzo degli stessi.

6. Immobilizzazioni immateriali

Sono iscritte sulla base dei costi sostenuti, comprensivi degli oneri accessori, ed ammortizzate sistematicamente in relazione alla loro prevista utilità futura.
I costi di impianto e di ampliamento aventi utilità pluriennale, nonché l'avviamento, acquisito a titolo oneroso, sono iscritti all'attivo previo consenso del Collegio Sindacale. Tali costi sono ammortizzati, con il parere favorevole del Collegio Sindacale, in un periodo di cinque anni, o, limitatamente all'avviamento, in un periodo di durata superiore quando tale periodo di ammortamento risulta adeguato all'utilizzo di tale posta attiva.

7. Altri aspetti

Operazioni di cartolarizzazione

Nel corso degli ultimi esercizi il Gruppo, nell'ambito di un progetto di graduale smobilizzo di crediti di difficile esigibilità, ha posto in essere due operazioni di cartolarizzazione di crediti ai sensi della Legge n. 130 del 30 aprile 1999.
In particolare, nell'esercizio 1999 la Capogruppo ha realizzato una cessione di crediti con controparti terze ed in forma pro-soluto. Le perdite di valore rivenienti dalla suddetta operazione, sono state imputate, al netto del relativo effetto fiscale, direttamente a riduzione delle riserve patrimoniali, come previsto dall'art. 6 della Legge 130/99. Le stesse vengono iscritte a conto economico, in quote costanti, in un periodo di cinque anni.
Nel corso del secondo semestre dell'esercizio 2000, la Capogruppo, unitamente ad alcune banche del Gruppo, ha avviato la realizzazione di un'operazione di cartolarizzazione di crediti ipotecari e ordinari in sofferenza, avvalendosi delle disposizioni previste dalla Legge n. 130 del 30 aprile 1999.

La differenza tra il valore netto contabile dei crediti ceduti ed il corrispettivo della cessione è stata imputata a conto economico.
Inoltre nel corso del secondo semestre 2001 la controllata Bipielle Ducato S.p.A. perfezionato una operazione di cartolarizzazione di tipo revolving su di un portafoglio di crediti performing al fine di diversificare le proprie fonti di finanziamento.

Ratei e risconti

Sono iscritte in tali voci quote di costi e proventi, comuni a due o più esercizi, per realizzare il principio della competenza temporale

Fondi di terzi in amministrazione

Rappresentano il debito in essere a fine esercizio nei confronti dei terzi mandanti. Tale debito si movimenta per:

- valore nominale delle disponibilità liquide accreditate dai mandanti ed impiegate per conto degli stessi;
- incrementi maturati nell'esercizio ed in esercizi precedenti a fronte dell'amministrazione di tali disponibilità. Gli incrementi sono rappresentati dallo sbilancio tra ricavi maturati e costi sostenuti nell'amministrazione medesima;
- prelievi effettuati dai mandanti di disponibilità precedentemente accreditate.

Trattamento di fine rapporto di lavoro subordinato

Il fondo trattamento di fine rapporto viene stanziato per coprire l'intera passività maturata nei confronti dei dipendenti in conformità alla legislazione vigente ed ai contratti collettivi di lavoro e integrativi aziendali. Tale passività è soggetta a rivalutazione a mezzo di indici.

Fondo di quiescenza del personale

Il Fondo di quiescenza rappresenta il valore degli impegni assunti per il trattamento pensionistico integrativo da singole società del Gruppo nei confronti del personale in quiescenza o tuttora in servizio.
La costituzione dei fondi delle singole società riflettono gli accordi integrativi stipulati su base aziendale e, in genere, risultano costituiti da due sezioni: a "prestazione definita" e a "contribuzione definita".
Gli impegni relativi alle sezioni a "prestazione definita" sono determinati sulla base di calcoli attuariali, mentre quelli relativi alle sezioni a "contribuzione definita" rappresentano il patrimonio di destinazione costituito dai contributi delle società e degli iscritti, la cui gestione è stabilita da appositi regolamenti.

Fondo imposte e tasse

Il fondo imposte e tasse include gli accantonamenti necessari a far fronte agli oneri fiscali correnti prevedibili sulla base delle norme tributarie in vigore e tenendo conto delle esenzioni applicabili e dei crediti di imposta spettanti, nonché gli accantonamenti relativi alla fiscalità differita.
Le imposte anticipate e differite sono calcolate sulle differenze temporanee tra il valore contabile delle attività e passività iscritte in bilancio ed il loro valore fiscale. Relativamente alle imposte anticipate, queste vengono iscritte nei limiti in cui esiste la ragionevole certezza del loro recupero in presenza di futuri redditi imponibili non inferiori all'ammontare delle differenze temporanee deducibili.
Le imposte differite passive vengono stanziate nella misura in cui si ritiene che nei prossimi esercizi si verifichino i presupposti per la relativa tassazione.

Altri fondi

Gli altri fondi sono stanziati per fronteggiare perdite di valore sulle garanzie rilasciate e sugli altri impegni assunti, nonché passività, di esistenza certa o probabile, delle quali tuttavia alla chiusura dell'esercizio o entro la data di formazione del presente bilancio non sono determinabili l'ammontare o la data di sopravvenienza.
Gli stanziamenti effettuati a fronte delle passività sopra indicate riflettono la migliore stima possibile sulla base degli elementi a disposizione.

Fondo rischi su crediti

Il fondo rischi su crediti è costituito mediante stanziamenti destinati a fronteggiare rischi su crediti soltanto eventuali e, pertanto, non aventi funzione rettificativa.

Fondo per rischi bancari generali

Tale fondo è destinato alla copertura del rischio generale di impresa e, pertanto, ha natura di patrimonio netto; la variazione netta registrata nel corso dell'esercizio è iscritta a conto economico.

Operazioni di leasing

Le operazioni di leasing sono state rilevate nel bilancio consolidato applicando il cosiddetto "metodo finanziario" secondo il quale il credito iniziale, che corrisponde al valore del bene locato, viene ridotto secondo un piano di ammortamento definito in base al tasso implicito del contratto. La quota dei canoni maturata nel periodo non imputabile all'ammortamento del credito è contabilizzata per competenza tra gli interessi attivi.

Sezione 2 - Le rettifiche e gli accantonamenti fiscali

2.1 - Rettifiche di valore effettuate esclusivamente in applicazione di norme tributarie

Non sono state effettuate rettifiche di valore in applicazione di norme tributarie.

2.2 - Accantonamenti effettuati esclusivamente in applicazione di norme tributarie

Non sono stati effettuati accantonamenti in applicazione di norme tributarie.

Informazioni richieste dalla Consob con comunicazione n. 1011405 del 15 febbraio 2001

Con riferimento alla comunicazione della Consob, n. 1011405 del 15 febbraio 2001, si forniscono le seguenti informazioni:

A. Agevolazioni previste dagli articoli 22 e 23 del decreto legislativo 17.5.1999, n. 153

Nella determinazione dell'onere fiscale di competenza dell'esercizio si è tenuto conto delle agevolazioni previste dalla Legge 23 dicembre 1998, n. 461 e dal Decreto Legislativo 17 maggio 1999, n. 153 riguardanti operazioni di ristrutturazione delle banche. Le agevolazioni consistono nella riduzione dell'aliquota IRPEG dal 36% al 12,5% sugli utili destinati ad una speciale riserva.
L'applicazione della legge ha determinato per il Gruppo, relativamente al bilancio al 31 dicembre 2001 una minore tassazione di 8,2 milioni di euro, determinata tenendo anche conto dei benefici derivanti dalla possibilità di usufruire di altre disposizioni agevolative (DIT), a fronte della costituzione di una speciale riserva di utili (indisponibile per 3 anni) di 62,8 milioni di euro che si aggiunge a quella costituita in esercizi precedenti pari a 93,2 milioni di euro.
Il beneficio complessivo, tenuto conto anche dell'agevolazione relativa agli esercizi precedenti, pari a 22,8 milioni di euro, ammonta a 31 milioni di euro.
Si informa che con comunicato congiunto diffuso in data 3 aprile 2000, il Ministero del Tesoro e quello delle Finanze hanno diramato un comunicato stampa in cui hanno reso noto la sospensione dell'applicazione della suddetta agevolazione.
Questa sospensione è avvenuta su sollecitazione della Commissione Europea con lettera del 23 marzo 2000. Con decisione dell'11 dicembre 2001 la Commissione Europea ne ha dichiarato l'incompatibilità con i principi comunitari. Avverso tale decisione sono stati predisposti ricorsi tesi ad evidenziare l'infondatezza delle tesi della Commissione.
Il Gruppo, in particolare si è costituito in giudizio per il tramite dell'Associazione Bancaria Italiana.

Allo stato attuale si ritiene che la richiesta dell'Autorità comunitaria non comprometta il diritto ad usufruire dei benefici previsti dalle suddette norme.
Non è stato quindi ritenuto opportuno effettuare alcun accantonamento a fronte dell'eventualità di un futuro disconoscimento delle agevolazioni in argomento, che non costituirebbe comunque una violazione di norme tributarie.

B. Mutui edilizi agevolati

L'art. 29 della Legge 13 maggio 1999, n. 133, prevede la possibilità, per gli enti che hanno concesso contributi agevolati e per i destinatari di questi contributi, di chiedere alla banca mutuante la rinegoziazione del finanziamento nel caso in cui il tasso di interesse applicato sia superiore a quello determinato ai sensi della Legge n. 108/96 (c.d. "legge anti-usura").
Si informa che a livello di Gruppo l'erogazione di mutui agevolati all'edilizia si attesta a importi minimi e, pertanto, la problematica in esame non incide significativamente.

C. Mutui non agevolati a tasso fisso

La sentenza n. 29 del febbraio 2002 della Corte Costituzionale ha dichiarato l'illegittimità costituzionale dell'art. 1, comma 2, del D.Lgs 29 dicembre 2000, n. 394, laddove dispone che la sostituzione degli interessi prevista nello stesso comma si applica alle rate che

scadono successivamente al 2.1.2001, anziché a quelle che scadono dal giorno stesso dell'entrata in vigore del decreto.
Le banche del Gruppo hanno provveduto, già in passato, ad adeguare il tasso sulla parte dei contratti, invero minima, che hanno superato la soglia di cui al Decreto. Gli effetti conseguenti ai suddetti adeguamenti assumono valori non significativi.

D. Interessi sugli interessi maturati

Non è stato ritenuto necessario eseguire accantonamenti specifici nell'esercizio, attesa l'esiguità sia per numero che per importo delle istanze presentate dalla clientela.

Parte B - INFORMAZIONI SULLO STATO PATRIMONIALE CONSOLIDATO

Sezione 1 - I crediti

	2001	2000	var.%
Voce 10			
Cassa e disponibilità presso banche centrali e uffici postali	134.670	114.582	17,53%
Voce 30			
Crediti verso banche	4.876.931	6.102.819	-20,09%
Voce 40			
Crediti verso clientela	19.603.158	18.243.757	7,45%

Cassa e disponibilità presso Banche centrali (voce 10)

	2001	%	2000	%
Biglietti e monete in euro	109.686	81,45%	93.047	81,21%
Biglietti e monete in valuta	10.050	7,46%	9.429	8,23%
Vaglia ed assegni circolari	103	0,08%	4.124	3,60%
Disponibilità presso Banca d'Italia	852	0,63%	798	0,70%
Disponibilità presso altre Banche centrali	6.559	4,87%	681	0,59%
Disponibilità presso Uffici Postali	7.420	5,51%	6.503	5,68%
Totale	**134.670**	**100,00%**	**114.582**	**100,00%**

Crediti verso banche (voce 30)

La voce presenta un saldo di 4.876,9 milioni di euro e comprende le seguenti forme tecniche:

	2001	%	2000	%
Crediti Verso Banca d'Italia :	400.590	8,21%	106.375	1,74%
Per Riserva Obbligatoria	38.050	0,78%	106.374	1,74%
Per altri rapporti	362.540	7,43%	1	0,00%
Crediti Verso Banche :	4.476.341	91,79%	5.996.444	98,26%
Per conti correnti	679.037	13,92%	2.066.226	33,86%
Per depositi	2.734.690	56,08%	3.559.108	58,32%
Per finanziamenti	137.585	2,82%	163.655	2,68%
Per operazioni "pronti contro termine"	877.230	17,99%	122.643	2,01%
Per altri rapporti	47.799	0,98%	84.812	1,39%
Totale	**4.876.931**	**100,00%**	**6.102.819**	**100,00%**

1.1 Dettaglio della voce 30 "crediti verso banche"

a) crediti verso banche centrali	400.590
b) effetti ammissibili al rifinanziamento presso banche centrali	
c) crediti per contratti di locazione finanziaria	351
d) operazioni pronti contro termine	877.230
e) prestito di titoli	4.909

Di seguito si riporta la situazione dei crediti per cassa verso banche al 31 dicembre 2001

Categorie/Valori	Esposizione Lorda	Rettifiche di Valore complessive	Esposizione Netta
A. Crediti dubbi	1.718	258	1.460
A1. Sofferenze	1.191	155	1.036
A2. Incagli			
A3. Crediti in corso di ristrutturazione			
A4. Crediti ristrutturati			
A5. Crediti non garantiti verso Paesi a rischio	527	103	424
B. Crediti in bonis	4.875.471		4.875.471

Dinamica dei Crediti Dubbi verso Banche

	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso Paesi a rischio
A. Esposizione lorda iniziale	1.191				147
A.1 di cui: per interessi di mora					3
B. Variazioni in aumento					478
B1. ingressi da crediti in bonis					12
B2. interessi di mora					
B3. trasferimenti da altre categorie di crediti					
B4. altre variazioni in aumento					466
C. Variazioni in diminuzione					98
C1. uscite verso crediti in bonis					12
C2. cancellazioni					
C3. incassi					
C4. realizzi per cessioni					50
C5. trasferimenti ad altre categorie di crediti					
C6. altre variazioni in diminuzione					36
D. Esposizione lorda finale	1.191				527
D1. di cui: per interessi di mora					

Dinamica delle rettifiche di valore complessive verso Banche

	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti *ristrutturati*	Crediti non garantiti verso Paesi a rischio	Crediti in Bonis
A. Rettifiche complessive iniziali	155				23	
A1. di cui: per interessi di mora					1	
B. Variazioni in aumento					86	
B1. rettifiche di valore					86	
B1.1. di cui: per int. di mora						
B2. utilizzi dei fondi rischi su crediti						
B3. trasferimenti da altre categorie di crediti dubbi						
B4. altre variazioni in aumento						
C. Variazioni in diminuzione					6	
C1. riprese di valore da valutaz.					6	
C1.1. di cui: per int. di mora					1	
C2. riprese di valore da incasso						
C.2.1 di cui: per int. di mora						
C3. *cancellazioni*						
C4. trasferimenti ad altre categorie di crediti dubbi						
C5. altre variazioni in diminuzione						
D. Rettifiche complessive finali	155				103	
D1. di cui: per interessi di mora						

Crediti verso clientela (voce 40)

La voce presenta un saldo di 19.603,2 milioni di euro e comprende le seguenti forme tecniche di impiego:

	2001	%	2000	%
Conti Correnti	4.685.272	23,90%	3.965.702	21,74%
Finanziamenti non in c/c a breve termine	1.562.698	7,97%	1.287.074	7,05%
Finanziamenti import-export	477.700	2,44%	514.423	2,82%
Portafoglio scontato	450.370	2,30%	371.688	2,04%
Anticipi per erogazioni salvo buon fine	1.160.909	5,92%	784.192	4,30%
Operazioni “pronti contro termine”	50.618	0,26%	81.928	0,45%
Mutui	8.073.438	41,18%	8.121.303	44,52%
Crediti al consumo	1.021.757	5,21%	945.012	5,18%
Crediti per operazioni di leasing	511.531	2,61%	492.195	2,70%
Altre Sovvenzioni	1.223.017	6,24%	1.344.940	7,37%
Sofferenze	385.848	1,97%	335.300	1,84%
Totale	**19.603.158**	**100,00%**	**18.243.757**	**100,00%**

La voce “Mutui” include finanziamenti a medio lungo termine erogati da Efibanca S.p.A., per circa 4.677,4 milioni di euro, prevalentemente nei confronti di imprese, il cui rimborso è regolato da un piano di ammortamento.

Come previsto dalle indicazioni fornite dalla Banca d'Italia si riportano i criteri di classificazione dei crediti ad andamento anomalo nonché le metodologie adottate per la loro valutazione.

Il Gruppo classifica un credito in sofferenza quando il debitore è assoggettato ad una procedura concorsuale o qualora la Banca, o ogni altro creditore, promuovano un'azione legale per il recupero del credito vantato. Il Gruppo considera inoltre un credito in sofferenza qualora il debitore versi in una grave crisi finanziaria, non temporanea, che richiederebbe l'inizio di un procedimento legale, sebbene lo stesso non sia stato ancora formalmente avviato.
Il Gruppo considera incagliato un credito quando il debitore si trova in una situazione di difficoltà finanziaria ritenuta temporanea (e cioè superabile in un lasso ragionevole di tempo). Il Gruppo classifica come ristrutturati o in corso di ristrutturazione, così come previsto per le segnalazioni da effettuare a Banca d'Italia, i crediti nei confronti di imprese o gruppi con i quali sono stati ridefiniti i termini degli affidamenti accordati al fine di consentire il riequilibrio della situazione finanziaria.
La valutazione dei crediti in sofferenza viene effettuata in modo analitico sulla base di specifiche analisi delle singole posizioni.
Per quanto riguarda i crediti incagliati, la valutazione delle posizioni più rilevanti viene effettuata sulla base di una analisi specifica, mentre per le altre posizioni le previsioni di perdita vengono determinate in modo forfettario sulla base di analisi storico-statistiche.
I crediti ristrutturati o in corso di ristrutturazione vengono valutati analiticamente con riferimento alla singola posizione o gruppo tenendo anche conto delle connesse perdite finanziarie.
I crediti vivi vengono rettificati in modo forfettario per tener conto del rischio fisiologico determinato sulla base di analisi storico-statistiche.
Segnaliamo anche che l'ammontare delle rettifiche di valore imputate al conto economico dell'esercizio ammontano a 198,9 milioni di euro, mentre le riprese di valore su crediti, anch'esse imputate a conto economico, assommano a 49,6 milioni di euro.

La tabella seguente indica la situazione dei crediti per cassa verso clientela al 31 dicembre 2001.

Categorie/Valori	Esposizione Lorda	Rettifiche di Valore complessive	Esposizione Netta
A. Crediti dubbi	1.302.906	407.810	895.096
A1. Sofferenze	666.127	280.279	385.848
A2. Incagli	503.825	113.277	390.548
A3. Crediti in corso di ristrutturazione	12.089		12.089
A4. Crediti ristrutturati	98.159	12.787	85.372
A5. Crediti non garantiti verso Paesi a rischio	22.706	1.467	21.239
B. Crediti in bonis	18.750.279	42.217	18.708.062

Dinamica dei Crediti Dubbi verso Clientela

	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso Paesi a rischio
A. Esposizione lorda iniziale	687.823	618.653	608	127.146	26.120
A.1 di cui: per interessi di mora	84.352	39.535		1.454	66
B. Variazioni in aumento	338.133	317.510	19.465	13.126	5.327
B1. ingressi da crediti in bonis	68.280	258.646	19.165	4.769	10
B2. interessi di mora	16.172	10.073	218		
B3. trasferimenti da altre categorie di crediti dubbi	198.895	2.848		1.619	
B4. altre variazioni in aumento	54.786	45.943	82	6.738	5.317
C. Variazioni in diminuzione	359.829	432.338	7.984	42.113	8.741
C1. uscite verso crediti in bonis	780	95.894	7.845	11.298	
C2. cancellazioni	235.508	1.387		12.558	
C3. incassi	70.035	78.794	139	11.274	3.833
C4. realizzi per cessioni	39.052	2.617		3.150	4.015
C5. trasferimenti ad altre *categorie di crediti dubbi*	54	197.671		3.704	
C6. altre variazioni in diminuzione	14.400	55.975		129	893
D. Esposizione lorda finale	666.127	503.825	12.089	98.159	22.706
D1. di cui: per interessi di mora	112.776	74.369	79		190

Dinamica delle rettifiche di valore complessive verso Clientela

	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso Paesi a rischio	Crediti in Bonis
A. Rettifiche complessive iniziali	352.523	110.960		12.890	2.697	51.712
A.1 di cui: per interessi di mora	71.618	71.923		1.200	10	7.232
B. Variazioni in aumento	205.638	32.912		14.399	452	29.981
B1. rettifiche di valore	137.271	22.609		6.392	452	24.482
B1.1. *di cui: per int. di mora*	16.539	7.125			28	1.638
B2. utilizzi dei fondi rischi su *crediti*	6.735	101				3
B3. trasferimenti da altre categorie di crediti	21.037	1.739		49		2.384
B4. altre variazioni in aumento	40.595	8.463		7.958		3.112
C. Variazioni in diminuzione	277.882	30.595		14.502	1.682	39.476
C1. riprese di valore da valutazione	2.918	2.832		1.075	1.078	548
C1.1. di cui: per int. di mora	362	324				
C2. riprese di valore da incasso	7.024	3.033		61		375
C2.1. di cui: per int. di mora	2.155	6				96
C3. cancellazioni	253.443	3.236		12.559		5.698
C4. trasferimenti ad altre categorie di crediti	7.013	12.961		465		11.377
C5. altre variazioni in diminuzione	7.484	8.533		342	604	21.478
D. *Rettifiche complessive finali*	280.279	113.277		12.787	1.467	42.217
D1. di cui: per interessi di mora	63.639	73.027			38	4.272

1.2 Dettaglio della voce 40 "crediti verso clientela"

a) effetti ammissibili al rifinanziamento presso banche centrali	19.645
b) crediti per contratti di locazione finanziaria	520.733
c) operazioni pronti contro termine	50.618
d) prestito di titoli	46.200

1.3 Crediti verso clientela garantiti

a) da ipoteche	6.032.983
b) da pegni su:	609.579
1. depositi di contante	16.037
2. titoli	570.465
3. altri valori	23.077
b) da garanzie di:	3.560.373
1. Stati	189.677
2. altri enti pubblici	1.761
3. banche	168.986
4. altri operatori	3.199.949

I crediti in sofferenza sono esposti (al netto delle rettifiche di valore) cosi come indicato nelle istruzioni dell'Organo di Vigilanza, e sono riepilogabili come segue:

	2001	2000
Valore di presumibile realizzo dei crediti in sofferenza	385.848	336.335
Crediti in sofferenza in linea capitale	336.711	323.601
Crediti in sofferenza in linea interessi	49.137	12.734

Le posizioni comprendono anche l'eventuale capitale residuo a scadere.

1.4 Crediti in sofferenza (inclusi interessi di mora)

Crediti in sofferenza (inclusi interessi di mora)	386.884

1.5 Crediti per interessi di mora

a) crediti in sofferenza	14.671
b) altri crediti	14.210

Sezione 2 - I titoli

I titoli di proprietà del Gruppo sono classificati in bilancio come segue:

	2001	2000	var.%
Voce 20			
Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali	795.440	1.156.779	-31,24%
Voce 50			
Obbligazioni ed altri titoli di debito	4.168.057	3.869.044	7,73%
Voce 60			
Azioni, quote ed altri titoli di capitale	429.131	365.361	17,45%
Totale	**5.392.628**	**5.391.184**	**0,03%**
Di cui:			
Titoli immobilizzati	554.891	828.654	-33,04%
Titoli non immobilizzati	4.837.737	4.562.530	6,03%

Titoli immobilizzati

2.1 I titoli immobilizzati

		Valore di bilancio	Valore di mercato
1.	Titoli di Debito	554.891	542.941
1.1	Titoli di Stato	269.782	259.521
	– quotati	269.782	259.521
	– non quotati		
1.2	Altri Titoli	285.109	283.420
	– quotati	238.774	237.085
	– non quotati	46.335	46.335
2.	Titoli di capitale		
	– quotati		
	– non quotati		
Totali		554.891	542.941

I titoli immobilizzati, pari a 554,9 milioni di euro, sono destinati ad essere durevolmente mantenuti nel patrimonio aziendale a scopo di stabile investimento.

I titoli inclusi nel portafoglio immobilizzato presentano le caratteristiche individuate dai Consigli di Amministrazione delle singole società del gruppo mediante apposite delibere quadro:

- titoli a lunga scadenza, destinati a stabile investimento in funzione del rendimento atteso;
- titoli di più difficile negoziazione e come tali destinati a restare in portafoglio sino a scadenza;
- titoli destinati alla costituzione di garanzia a favore di terzi.

Al 31 dicembre 2001, il confronto tra il valore iscritto in bilancio e il valore di mercato, inteso, per i titoli quotati, come la media dei prezzi dell'ultimo semestre, evidenzia minusvalenze latenti nette pari a 12 milioni di euro.

2.2 Variazioni annue titoli immobilizzati

A. Esistenze iniziali	828.653
B. Aumenti	90.158
B1. Acquisti	88.885
B2. Riprese di valore	
B3. Trasferimenti dal portafoglio non immobilizzato	
B4. Altre Variazioni	1.273
C. Diminuzioni	363.920
C1. Vendite	62.474
C2. Rimborsi	
C3. Rettifiche di valore	5.643
di cui:	
– svalutazioni durature	5.643
C4. Trasferimenti al portafoglio non immobilizzato	294.042
C5. Altre Variazioni	1.761
D. Rimanenze finali	554.891

Nel corso dell'esercizio, con apposita delibera del Consiglio di Amministrazione, la Capogruppo ha trasferito una parte dei titoli immobilizzati al comparto non immobilizzato essendone venuti meno i motivi dell'immobilizzo essenzialmente riconducibili all'operazione di acquisizione della partecipazione Holding Casse del Tirreno.

Titoli non immobilizzati

2.3 Titoli non immobilizzati

	Valore di bilancio	Valore di mercato
1. Titoli di Debito	4.408.607	4.411.001
1.1 Titoli di Stato	2.302.723	2.302.723
– quotati	2.169.402	2.169.402
– non quotati	133.321	133.321
1.2 Altri Titoli	2.105.884	2.108.278
– quotati	447.644	447.644
– non quotati	1.658.240	1.660.634
2. Titoli di capitale	429.130	429.130
– quotati	411.886	411.886
– non quotati	17.244	17.244
Totali	4.837.737	4.840.131

2.4 Variazioni annue titoli non immobilizzati

A. Esistenze iniziali	4.562.530
B. Aumenti	24.888.406
B1. Acquisti	24.562.080
– Titoli di debito	22.620.098
+ titoli di Stato	17.147.605
+ altri titoli	5.472.493
– Titoli di capitale	1.941.982
B2. Riprese di valore e rivalutazioni	24.500
B3. Trasferimenti dal portafoglio immobilizzato	294.042
B4. Altre Variazioni	7.784
C. Diminuzioni	24.613.199
C1. Vendite e rimborsi	24.553.557
– Titoli di debito	22.716.547
+ titoli di Stato	17.733.529
+ altri titoli	4.983.018
– Titoli di capitale	1.837.010
C2. Rettifiche di valore	55.920
C3. Trasferimenti al portafoglio immobilizzato	
C4. Altre Variazioni	3.722
D. Rimanenze finali	4.837.737

La valutazione dei titoli ha fatto emergere rettifiche di valore 55,9 milioni di euro e riprese di valore e rivalutazioni per 24,7 milioni di euro che sono state imputate interamente al conto economico.

Sezione 3 - Le partecipazioni

3.1 Partecipazioni rilevanti

	Denominazioni	(1)	(2)	(3)
A	Imprese incluse nel consolidamento			
A1.	Metodo integrale			
	– Bipielle Previdenza Assicurativa S.r.l.	Milano	1	212
	– Bipielle Center S.p.A.	Milano	1	6.337
	– Banca Bank (Suisse) S.A.	Lugano	1	25.564
	– Banca Popolare di Bronte S.p.A.	Bronte	1	15.359
	– Banca Popolare di Crema S.p.A.	Crema	1	155.990
	– Banca Popolare di Lodi Capital Company LLC	New York	1	1.059
	– Banca Popolare di Lodi Capital Company LLC	New York	1	1.033
	– Banca Valori S.p.A.	Brescia	1	18.056
	– Banca Bipielle Romagna S.p.A. (*)	Forlì	1	27.069
	– Banca Popolare di Mantova S.p.A.	Mantova	1	11.769
	– Banca Bipielle Network S.p.A.	Lodi	1	174.478
	– Banca Bipielle Centrosud S.p.A.	Campobasso	1	36.088
	– B2Bipielle S.p.A.	Lodi	1	13.737
	– Efibanca Palladio Finanziaria SGR S.p.A	Milano	1	6.439
	– Bipielle I.C.T. S.p.A. (*)	Lodi	1	12.994
	– Bipielle Real Estate S.p.A.	Lodi	1	112.861
	– Immobiliare Il Corso S.r.l.	Brescia	1	20
	– Bipielle Alternative S.p.A.	Lodi	1	2.000
	– Bipielle International Holding S.A.	Lugano	1	8.243
	– Biielle International UK	Londra	1	1.170
	– Bipielle Partecipazioni S.p.A.	Lodi	1	196.848
	– Bipielle Riscossioni S.p.A.	Lodi	1	2.350
	– Bipielle SGR S.p.A.	Lodi	1	5.896
	– Bipielle Servizi SA	Lugano	1	373
	– Cassa Risparmio Imola S.p.A. (*)	Imola	1	126.940
	– Cassa di Risparmio di Lucca S.p.A. (*)	Lucca	1	409.322
	– Cassa di Risparmi di Livorno S.p.A. (*)	Livorno	1	75.190
	– Cassa di Risparmio di Pisa S.p.A. (*)	Pisa	1	171.167
	– Acileasing S.p.A. (*)	Lucca	1	2.991
	– Bipielle Ducato S.p.A. (*)	Lucca	1	56.430
	– Grifogest S.p.A. (*)	Firenze	1	5.773
	– Castimm s.r.l. (*)	Livorno	1	1.385
	– Bipielle Ducato Leasing S.p.A. (*)	Pisa	1	26.823
	– Bipielle Fondicri S.p.A.	Roma	1	62.195
	– Efibanca S.p.A.	Roma	1	351.108
	– Bipielle Gestione del Credito S.p.A.	Lodi	1	7.619
	– ICCRI BFE.	Roma	1	844.709
	– Italfortune International Advisors S.A.	Lussemburgo	1	662
	– Pecufina AG.	Zurigo	1	103

	(5)			
(4)	(5.1)	(5.2)	(6)	(7)
60	Banca Bipielle Network	100,00	100,00	
49	Banca Popolare di Lodi	100,00	100,00	
912	Bipielle International Holding	75,00	75,00	
1.195	Banca Popolare di Lodi	51,11	51,11	
13.152	Banca Popolare di Lodi	70,91	70,91	
34	Banca Popolare di Lodi	100,00	100,00	
33	Banca Popolare di Lodi	100,00	100,00	
4.553	Banca Popolare di Lodi	94,38	94,38	
900	Banca Popolare di Lodi	80,75	80,75	
75	Banca Popolare di Lodi	57,41	57,41	
-983	Banca Popolare di Lodi	82,16	82,16	
12.980	Banca Popolare di Crema	100,00	100,00	
-1.265	Banca Popolare di Lodi	35,00	35,00	
	ICCRI BFE.	30,00	30,00	
59	Efibanca	50,00	50,00	
	Palladio Partecipazioni	50,00	50,00	
246	Banca Popolare di Lodi	45,90	45,90	
	ICCRI BFE.	15,48	15,48	
	Cassa Risparmio Lucca	19,60	19,60	
	Cassa Risparmio Pisa	12,25	12,25	
	Cassa Risparmi Livorno	1,67	1,67	
-1.517	Banca Popolare di Lodi	91,50	91,50	
904	Bipielle Real Estate	100,00	100,00	
	Banca Popolare di Lodi	20,00	20,00	
	Bipielle Fondicri	80,00	80,00	
-5.243	Banca Popolare di Lodi	100,00	100,00	
-626	Bipielle International Holding	90,00	90,00	
13.650	Banca Popolare di Lodi	85,00	85,00	
-228	Banca Popolare di Lodi	100,00	100,00	
20.597	Bipielle Partecipazioni	100,00	100,00	
14	Bipielle International Holding	100,00	100,00	
7.104	I.C.C.R.I. BFE	52,15	52,15	
	Bipielle Società di Gest.Credito	15,76	15,76	
	Banca Popolare di Lodi	29,04	29,04	
32.917	ICCRI BFE.	50,34	50,34	
5.440	ICCRI BFE.	57,64	57,64	
13.613	ICCRI BFE.	61,31	61,31	
	Banca Popolare di Lodi	12,97	12,97	
4	Cassa Risparmio Lucca	80,00	80,00	
11.795	Cassa Risparmio Lucca	50,50	50,50	
	Cassa Risparmio Pisa	14,90	14,90	
	Cassa di Risparmi di Livorno	4,10	4,10	
	ICCRI BFE.	30,50	30,50	
2.001	Cassa Risparmio Lucca	28,78	28,78	
	ICCRI BFE.	22,22	22,22	
-119	Cassa Risparmi Livorno	100,00	100,00	
2.329	Cassa Risparmio Lucca	26,79	26,79	
	Cassa Risparmio Pisa	37,06	37,06	
	Cassa di Risparmio di Livorno	5,31	5,31	
	ICCRI BFE.	27,57	27,57	
5.177	ICCRI BFE.	62,35	62,35	
	Banca Bipielle Network	20,54	20,54	
15.496	ICCRI BFE.	88,51	88,51	
730	ICCRI BFE.	100,00	100,00	
50.420	Bipielle Partecipazioni	38,14	38,14	
	Banca Popolare di Lodi	29,54	29,54	
477	Bipielle Partecipazioni	78,69	78,69	
3	Bipielle Bank (Suisse)	100,00	100,00	

	Denominazioni	(1)	(2)	(3)
A2.	**Metodo proporzionale**			
	– Atene S.r.l.	Vicenza	7	67.434
	– Palladio Finanziaria S.p.A.	Vicenza	7	132.054
	– Palladio Partecipazioni S.p.A.	Vicenza	7	183.902
	– P.F.H. Lux S.A.	Lussemburgo	7	24.958
	– PF Investissement S.A.	Lussemburgo	7	382
	– Bipielle Santander Central Hispano Sim S.p.A.	Lodi	7	758
B.	**Partecipazioni valutate al patrimonio netto**			
	– Arca Merchant S.p.A.	Milano	8	118.209
	– Assipromos S.r.l.	Livorno	8	56
	– C.F.T. Finanziaria S.p.A.	Firenze	8	25.357
	– Ducato Insurance Brokers S.r.l.	Milano	8	415
	– LOSERI S.p.A.	Milano	8	3.824
	– Professional Ducato Servizi S.p.A.	Pisa	8	4.014
	– Unione Fiduciaria S.p.A.	Milano	8	14.928
	– Cassa Risparmio Pescara S.p.A.	Pescara	8	105.212
	– Finoa S.r.l.	Milano	8	89.140
	– Tiepolo Finance S.r.l.	Conegliano	8	17
C.	Altre **partecipazioni rilevanti**			
	– Ali S.p.A.	Roma	8	
	– Aurelia S.p.A.	Pisa	8	
	– Carfid S.p.A.	Roma	1	
	– Cooperativa Artigiana garanzia Imolese S.p.A.	Imola	1	
	– Finanziaria I.C.C.R.I. Bruxelles Lambert S.p.A. in liquidazione	Milano	8	
	– Eurocasse Sim S.p.A. in liquidazione	Milano	8	
	– Braidense Prima S.r.l.	Roma	1	
	– Braidense Seconda S.r.l.	Roma	1	
	– Comital S.p.A.	Torino	8	
	– Eurofondo S.C.P.A	Roma	8	
	– Fidia S.p.A.	Abano Terme	8	
	– Gamma Croma S.p.A.	Milano	8	
	– Bari Fonderie Meridionali S.p.A.	Bari	8	
	– Imola Tour Travel Agency S.p.A.	Imola	8	
	– Informatica Casse Toscane S.p.A.	Lucca	8	
	– TrePi S.p.A. in liquidazione	Roma	8	
	– Istituto Pisano Leasing S.p.A. in liuidazione (*)	Pisa	1	
	– Tirrena Professional Factor S.p.A.in liquidazione	Pisa	1	

Legenda
1 = controllo ex art. 2359 c.c., comma 1, n 1 (maggioranza dei diritti di voto nell'assemblea ordinaria).
2 = controllo ex art. 2359 c.c., comma 1, n. 2 (influenza dominante nell'assemblea ordinaria)
3 = controllo ex art. 23 T.U., comma 2, n. 1 (accordi con altri soci)
4 = altre forme di controllo
5 = direzione unitaria ex art. 26, comma 1, del "decreto"
6 = direzione unitaria ex art. 26, comma 2, del "decreto"
7 = controllo congiunto

	(5)			
(4)	(5.1)	(5.2)	(6)	(7)
272	Efibanca	33,33	33,33	
16.290	Atene	98,54	98,54	
1.265	Palladio Finanziaria	81,25	81,25	
-194	Palladio Partecipazioni	100,00	100,00	
-33	Palladio Partecipazioni	90,00	90,00	
	P.F. H Lux SA	10,00	10,00	
-1.732	Banca Popolare di Lodi	50,00	50,00	
8.391	Banca Popolare Crema	11,33	11,33	28.671
	Bipielle Partecipazioni	13,30	13,30	
	Cassa Risparmi Livorno	34,00	34,00	19
282	Cassa Risparmio Lucca	12,08	12,08	6.651
	Cassa Risparmio Pisa	7,49	7,49	
	Cassa Risparmi Livorno	6,84	6,84	
25	Cassa risparmio Lucca	49,00	49,00	195
	Cassa Risparmio Lucca	0,44	0,44	
	Cassa Risparmio Imola	1,02	1,02	
583	Banca Popolare Crema	18,89	18,89	951
	Banca Popolare Lodi	6,18	6,18	
96	Cassa Risparmio Lucca	14,66	14,66	1.253
	Cassa Risparmio Pisa	14,66	14,66	
	Cassa Risparmi Livorno	1,89	1,89	
1.588	Banca Popolare Crema	4,07	4,07	3.206
	Bipielle Partecipazioni	17,82	17,82	
-13.391	Banca Popolare Lodi	4,50	4,50	31.564
	ICCRI BFE.	25,50	25,50	
-82	Banca Popolare Lodi	50,00	50,00	43.635
8	Banca Popolare Lodi	60,00	60,00	10
	Efibanca	28,353	28,353	5.155
	Cassa Risparmio Lucca	15,55	15,55	35
	Cassa Risparmio Pisa	15,55	15,55	
	ICCRI BFE.	100,00	100	92
	Cassa Risparmio Imola	26,45	26,45	5
	ICCRI BFE.	50,00	50	1.309
	ICCRI BFE.	20,77	20,77	-
	Cassa Risparmio Pisa	0,06	0,06	
	Efibanca	100,00	100	-
	Efibanca	100,00	100	103
	Efibanca	35,00	35	7.203
	Efibanca	20,00	20	-
	Efibanca	20,00	20	1
	Efibanca	35,06	35,06	2.789
	Efibanca	30,00	30	930
	Cassa Risparmio Imola	70,00	70	228
	Cassa Risparmio Lucca	16,00	16	574
	Cassa Risparmio Pisa	9,00	9	
	Cassa Risparmi Livorno	3,30	3,3	
	Efibanca	20,00	20	-
	Cassa Risparmio Pisa	99,99	99,99	-
	Cassa Risparmio Pisa	34,75	34,75	72
	Cassa Risparmio Lucca	34,75	34,75	

(1) Sede
(2) Tipo di rapporto
(3) Patrimonio netto
(4) Utile/Perdita
(5) Rapporto di partecipazione:
(5.1) Impresa partecipante
(5.2) Quota %
(6) Disponibilità voti nell'assemblea ordinaria
(7) Valore di bilancio consolidato

La partecipazione in Carfid Società Fiduciaria S.r.l. è stata mantenuta al costo in quanto non operativa.

Le altre partecipazioni rilevanti sono state iscritte al costo in quanto rientranti nell'attività di merchant banking o comunque destinate ad essere cedute. In allegato viene riportato il dettaglio delle partecipazioni diverse dalle imprese del gruppo valutate con il metodo del costo.

3.2 Attività e passività verso imprese del gruppo

a)	Attività	33.998
	1. crediti verso banche	
	di cui:	
	– subordinati	
	2. crediti verso enti finanziari	13.140
	di cui:	
	– subordinati	
	3. crediti verso altra clientela	
	di cui:	
	– subordinati	
	4. obbligazioni e altri titoli di debito	20.858
	di cui:	
	– subordinati	20.858
b)	Passività	295
	1. debiti verso banche	
	2. debiti verso enti finanziari	295
	3. debiti verso altra clientela	
	4. debiti rappresentati da titoli	
	5. passività subordinate	
c)	Garanzie ed impegni:	
	1. garanzie rilasciate	
	2. impegni	

I rapporti si riferiscono alle controllate Carfid S.p.A., Istituto Pisano Leasing S.p.A., Tirrena Professional Factor S.p.A. e Imola Tour S.p.A.

3.3 Attività e passività verso imprese partecipate (diverse dalle imprese del gruppo)

a) Attività	450.494
1. crediti verso banche	95.607
di cui:	
– subordinati	756
2. crediti verso enti finanziari	144.394
di cui:	
– subordinati	140
3. crediti verso altra clientela	126.679
di cui:	
– subordinati	
4. obbligazioni e altri titoli di debito	83.814
di cui:	
– subordinati	
b) Passività	545.871
1. debiti verso banche	406.102
2. debiti verso enti finanziari	11.463
3. debiti verso altra clientela	89.321
4. debiti rappresentati da titoli	38.892
5. passività subordinate	93
c) Garanzie ed impegni:	57.162
1. garanzie rilasciate	9.798
2. impegni	47.364

3.4 Composizione della voce 70 "partecipazioni"

a) in banche	161.208
1. quotate	15.012
2. non quotate	146.196
b) in enti finanziari	275.345
1. quotate	
2. non quotate	275.345
c) altre	174.465
1. quotate	5.280
2. non quotate	169.185

3.5 Composizione della voce 80 "partecipazioni in imprese del gruppo"

a) in banche	
1. quotate	
2. non quotate	
b) in enti finanziari	175
1. quotate	
2. non quotate	175
c) altre	228
1. quotate	
2. non quotate	228

Nel corso dell'esercizio le partecipazioni si sono movimentate come segue:

3.6.1 Partecipazioni in imprese del gruppo

A. Esistenze iniziali	33.525
B. Aumenti	25.741
B.1 Acquisti	238
B.2 Riprese di valore	
B.3 Rivalutazioni	
B.4 Altre variazioni	25.503
C. Diminuzioni	58.863
C.1 Vendite	58.863
C.2 Rettifiche di valore	
di cui:	
– svalutazioni durature	
C.3 Altre variazioni	
D. Rimanenze finali	403
E. Rivalutazioni totali	
F. Rettifiche totali	

L'importo iscritto alla sottovoce "altre variazioni in aumento" rappresenta la plusvalenza realizzata dalla cessione di Eurovita S.p.A.

3.6.2 Altre partecipazioni

A. Esistenze iniziali	369.848
B. Aumenti	328.702
B.1 Acquisti	297.414
B.2 Riprese di valore	2.934
B.3 Rivalutazioni	
B.4 Altre Variazioni	28.354
C. Diminuzioni	87.532
C.1 Vendite	75.904
C.2 Rettifiche di valore	6.823
di cui:	
– svalutazioni durature	46
C.3 Altre variazioni	4.805
D. Rimanenze finali	611.018
E. Rivalutazioni totali	8.953
F. Rettifiche totali	10.584

La sottovoce "altre variazioni in aumento" include le plusvalenze derivanti dalla cessione di Cassa Lombarda S.p.A. per 15,8 milioni di euro, di Commercial Union Previdenza S.p.A. per 2,7 milioni di euro, di Arca Vita S.p.A. per 4,6 milioni di euro, di Linea S.p.A. per 3 milioni di euro e di Mediocredito Lombardo S.p.A. per 0,9 milioni di euro.

Sezione 4 - Le immobilizzazioni materiali e immateriali

Immobilizzazioni materiali (voce 120)

	2001	2000
Immobili	726.201	551.438
Mobili e arredi	24.992	17.140
Macchine e Impianti	39.208	34.889
Altre	3.227	5.818
Totale	**793.628**	**609.285**

4.1 Variazioni annue delle immoblizzazioni materiali

	Immobili	Mobili e Arredi	Macchine e Impianti	Altre
A. Esistenze iniziali	551.438	17.140	34.889	5.818
B. Aumenti	247.456	15.740	24.639	1.680
B1. Acquisti	34.567	14.194	23.285	1.209
B2. Riprese di valore			322	
B3. Rivalutazioni	154.727			
B4. Altre Variazioni	58.162	1.546	1.032	471
C. Diminuzioni	72.693	7.888	20.320	4.271
C1. Vendite	49.279	467	420	54
C2. Rettifiche di valore	19.973	7.125	19.211	1.936
a) ammortamenti	19.951	7.121	19.194	1.936
b) svalutazioni durature	22	4	17	
C3. Altre variazioni		296	689	2.281
D. Rimanenze finali	726.201	24.992	39.208	3.227
E. Rivalutazioni totali	237.854			
F. Rettifiche totali:	71.498	69.668	138.258	17.889
a) ammortamenti	71.476	69.664	138.241	17.889
b) svalutazioni durature	22	4	17	

Gli ammortamenti sono stati calcolati sulla base di aliquote, in alcuni casi anche integrative di quelle ordinarie (fiscalmente considerate “anticipate”) ritenute rappresentative della residua possibilità di utilizzo delle relative immobilizzazioni materiali.

Come già precedentemente esposto, il Gruppo ha proceduto alla rivalutazione degli immobili aziendali nell’esercizio in esame; i maggiori valori iscritti ai sensi del DM 162/2001 per un valore complessivo di 154,7 milioni di euro sono stati imputati ad incremento dei valori contabili per 50,6 milioni di euro, e ad abbattimento del relativo fondo ammortamento per 104,1 milioni di euro.

Immobilizzazioni immateriali (voce 110)

Le immobilizzazioni immateriali, aventi natura di onere pluriennale, al netto degli ammortamenti effettuati in conto, ammontano a 211,8 milioni di euro, risultando così composti alla data del bilancio:

	2001	2000
Costi di ristrutturazione locali non di proprietà	23.412	13.544
Avviamenti	117.773	76.222
Oneri di adeguamento D.Lgs. 626/94	2.146	669
Oneri sistema informativo	28.054	35.620
Oneri per collocamento titoli	26.875	27.721
Altri	13.574	12.590
Totale	**211.834**	**166.366**

L'iscrizione nei conti dell'attivo patrimoniale è stata effettuata, ai sensi dell'art. 10 comma 3 del D.Lgs. n. 87/92, con il consenso del Collegio Sindacale.

4.2 Variazioni annue delle immobilizzazioni immateriali

	Costi ristutturazione locali non di proprietà	Avviamento	Oneri di adeguamento D.Lgs. 626/94	Oneri sistema informativo	Oneri collocamento titoli	Altri
A. Esistenze iniziali	13.544	76.222	669	35.620	27.721	12.590
B. Aumenti	16.386	56.309	2.332	12.182	7.422	17.628
B1. Acquisti	16.386	56.308	2.332	12.182	7.422	17.628
B2. Riprese di valore						
B3. Rivalutazioni						
B4. Altre Variazioni						
C. Diminuzioni	6.518	14.757	855	19.748	8.268	16.644
C1. Vendite	1			239		528
C2. Rettifiche di valore	5.665	14.757	855	19.489	8.268	14.541
a) ammortamenti	5.665	14.757	855	19.489	8.268	14.502
b) svalutazioni durature						39
C3. Altre variazioni	852			20		1.575
D. Rimanenze finali	23.412	117.773	2.146	28.054	26.875	13.574
E. Rivalutazioni totali						
F. Rettifiche totali:	20.360	59.031	3.988	43.394	0	68.031
a) ammortamenti	19.873	59.031	3.988	43.393		67.710
b) svalutazioni durature	487			1		321

La sottovoce "Avviamento" include l'avviamento pagato dalla Banca Mercantile Italiana S.p.A. nel corso del 1997 per l'acquisizione del ramo dell'azienda bancaria costituito da n. 45 sportelli della ex Banca del Sud di Messina. Tale avviamento, come già enunciato nei principi contabili, con il consenso del Collegio Sindacale, viene ammortizzato in un periodo (10 anni) superiore a quello normale previsto dall'art. 2426 del Codice Civile. Si ritiene infatti che tale maggior periodo di ammortamento sia adeguato all'utilizzo di tale attivo.

L'incremento della sottovoce è relativo al manifestarsi di avviamenti precedentemente iscritti alla voce Differenze positive di consolidamento a seguito di operazioni di carattere straordinario riguardanti società del gruppo. In tal caso l'avviamento emerso viene trattato coerentemente con quanto già effettuato in passato e ammortizzato, qualora non ne siano venuti meno i motivi, secondo la vita utile residua attribuita originariamente.

La sottovoce "Oneri sistema informativo" è relativa agli investimenti effettuati a livello di Gruppo per l'implementazione e lo sviluppo del sistema informativo. Al 31 dicembre include principalmente i progetti sviluppati sia da Bipielle ICT, per quanto riguarda l'ambiente informatico adottato dalla Capogruppo e dalle altre società del Gruppo oggetto di *on-off*, che i progetti realizzati dall'ex Informatica del Tirreno per lo sviluppo del sistema informativo adottato dalle Casse toscane.

I costi iscritti alla presente voce sono ammortizzati in cinque anni con il consenso del Collegio Sindacale.

La sottovoce "Oneri per collocamento titoli" comprende gli oneri relativi alle operazioni di rafforzamento patrimoniale della Capogruppo conclusasi nei mesi di luglio 1998 e marzo 2000. Anche questa posta viene ammortizzata in un periodo di cinque anni.

Sezione 5 - Altre voci dell'attivo

	2001	2000
Voce 150		
Atre attività	2.376.643	1.824.693
Voce 160		
Ratei e risconti attivi	496.152	484.494
a) ratei attivi	286.398	370.156
b) risconti attivi	209.754	114.338

Altre attività

5.1 Composizione della voce 150 "altre attività"

Crediti verso l'Erario e relativi interessi	459.787
Acconti su imposte dirette	89.580
Crediti per imposte anticipate	110.779
Ritenute subite e crediti di imposta	124.990
Partite viaggianti con le filiali	65.655
Assegni di c/c tratti sulla banca	113.473
Assegni di c/c tratti su terzi	44.293
Depositi cauzionali	1.988
Fatture emesse da incassare	84.833
Partite relative ai cessati servizi esatt.	62.162
Contropartite valutazione contratti deriv.	29.900
Contropartite valutazione operazioni a termine su cambi	104.978
Operazione da regolare a mezzo stanza di compensazione	116.074
Altre partite	968.151
Totale	2.376.643

Tali crediti sono tutti esigibili e pertanto su di essi non sono state effettuate rettifiche di valore.

La voce crediti per imposte anticipate è costituita dalle maggiori imposte pagate a fronte di costi non dedotti, che si ritiene siano recuperabili nei prossimi esercizi.

Sono inoltre inclusi dividendi da società partecipate per 36,9 milioni di euro relativi al dividendo dell'esercizio 2001 deliberato dal Consiglio di Amministrazione di Hopa S.p.A. iscritti in quanto risultano elementi certi che ne assicurano l'approvazione in sede di deliberazione assembleare. L'importo indicato include la quota corrispondente al credito d'imposta per 13,3 milioni di euro.

Ratei e risconti attivi

5.2 - Composizione della voce 160 "ratei e risconti attivi"

Ratei attivi	286.398
– Interessi su titoli	64.322
– Interessi su finanziamenti a clientela	85.426
– Interessi su operazioni di P.c.T.	4.151
– Interessi con banche	28.099
– Operazioni di finanza derivata	96.853
– Altri	7.547
Risconti attivi	209.754
– Affitti passivi non di competenza	1.939
– Fatture ricevute non di competenza	4.343
– Commissioni passive non di competenza	25.864
– Disaggio emissione titoli	24.150
– Operazioni di finanza derivata	47.910
– Interessi passivi e oneri assimilati	26.541
– Altri	79.007
Totale	**496.152**

5.3 - Rettifiche per ratei e risconti attivi

a. voci dell'attivo	1.394
– Credito verso banche	
– Crediti verso clientela	1.112
– Crediti rappresentati da titoli	282
b. voci del passivo	25.327
– Debiti verso banche	1.000
– Debiti verso clientela	24.327

5.4 Distribuzione delle attività subordinate

a) crediti verso banche	
b) crediti verso clientela	97.890
c) obbligazioni e altri titoli di debito	77.084

Sezione 6 - I debiti

Voci del passivo	2001	2000	var.%
Voce 10			
Debiti verso banche	6.772.011	9.803.864	-30,93%
Voce 20			
Debiti verso clientela	10.710.390	9.471.371	13,08%
Voce 30			
Debiti rappresentati da titoli	11.625.196	9.266.551	25,45%
Voce 40			
Fondi di terzi in amministrazione	4.887	6.841	-28,56%

Debiti verso banche (Voce 10)

Di seguito riportiamo la composizione della voce.

	2001	%	2000	%
Debiti verso Banca d'Italia:			631	0,01%
per "operazioni di pronti contro termine"				
per prestito titoli				
per anticipazioni				
per altri rapporti			631	0,01%
Debiti verso Banche:	6.772.011	100,00%	9.803.233	99,99%
per "operazioni di pronti contro termine"	768.274	11,34%	714.756	7,29%
per prestito titoli	4.909	0,07%		
per conti correnti	954.498	14,09%	1.842.120	18,79%
per depositi	3.550.869	52,43%	5.291.226	53,97%
per finanziamenti	1.425.144	21,04%	1.888.235	19,26%
per altri rapporti	68.317	1,01%	66.896	0,68%
Totale	**6.772.011**	**100,00%**	**9.803.864**	**100,00%**

6.1 Dettaglio della voce "debiti verso banche"	
a) operazioni pronti contro termine	768.274
b) prestito di titoli	4.909

Debiti verso clientela (voce 20) e debiti rappresentati da titoli (voce 30)

La raccolta da clientela ammonta, a fine 2001, a 22.335,6 milioni di euro. La composizione per forma tecnica è riportata nella tabella seguente.

	2001	%	2000	%
Debiti verso clientela:	10.710.390	47,95%	9.471.371	50,55%
conti correnti	7.222.526	32,34%	6.037.450	32,22%
depositi a risparmio	1.126.215	5,04%	1.171.050	6,25%
per "operazioni di pronti contro termine"	1.989.512	8,91%	2.124.386	11,34%
prestito titoli	46.200	0,21%		
altri rapporti	325.937	1,46%	138.485	0,74%
Debiti rappresentati da titoli:	11.625.196	52,05%	9.266.551	49,45%
obbligazioni	10.375.326	46,45%	7.523.354	40,15%
certificati di deposito	921.403	4,13%	1.106.636	5,91%
altri titoli	328.467	1,47%	636.561	3,40%
Totale	**22.335.586**	**100,00%**	**18.737.922**	**100,00%**

6.2 Dettaglio della voce "debiti verso clientela"

a) operazioni pronti contro termine	1.989.512
b) prestito di titoli	46.200

Fondi di terzi in amministrazione (voce 40)

La provenienza dei fondi è la seguente:

Fondi somministrati dallo Stato	84
Fondi somministrati dalle Regioni	4.803
Fondi somministrati da altri Enti Pubblici	
Totale	**4.887**

Sezione 7 - I fondi

Voci del passivo	2001	2000	var.%
Voce 70			
Trattamento di fine rapporto di lavoro subordinato	145.874	151.506	-3,72%
Voce 80			
Fondi per rischi ed oneri	441.251	430.442	2,51%
Voce 90			
Fondi rischi su crediti	33.327	24.151	37,99%

Trattamento di fine rapporto di lavoro subordinato (voce 70)

La voce in oggetto ammonta a 145,9 milioni di euro; la movimentazione intervenuta nell'esercizio è di seguito esposta:

Saldo al 31 dicembre 2000	151.506
Utilizzo per indennità corrisposte nell'esercizio	25.823
Accantonamento dell'esercizio	20.191
Saldo al 31 dicembre 2001	145.874

Fondo rischi su crediti (voce 90)

7.1 - Composizione della voce 90 "fondi rischi su crediti"

Il fondo rischi su crediti ammonta a 33,3 milioni di euro e accoglie accantonamenti destinati a fronteggiare rischi di credito soltanto eventuali.

7.2. - Variazioni nell'esercizio dei "fondi rischi su crediti" (voce 90)

A. Esistenze iniziali	24.151
B. Aumenti	17.485
B.1 Accantonamenti	17.485
B.2 Altre variazioni	
C. Diminuzioni	8.309
C.1 Utilizzi	8.058
C.2 Altre variazioni	251
D. Rimanenze finali	33.327

Fondo per rischi e oneri (voce 80)

7.3 - Composizione della sottovoce 80 "fondi per rischi ed oneri: altri fondi"

Fondo per cause passive in corso	22.083
Fondi diversi	44.954
Totale	67.037

La composizione della voce 80 "Fondi per rischi e oneri" e la relativa movimentazione sono di seguito riportate:

	Saldo al 31.12.2000	(Utilizzi)	Accantonamenti	Altre variazioni	Saldo al 31.12.2001
a) Fondo quiescenza	160.596	(22.745)	16.903	1.035	155.789
b) Fondo imposte e tasse	210.671	(93.300)	101.054		218.425
c) Altri fondi	59.175	15.302	19.540	3.624	67.037
– Fondi per cause passive	19.133	(3.194)	6.459	(315)	22.083
– Fondi diversi	40.042	(12.108)	13.081	3.939	44.954
Totale fondi rischi ed oneri	430.442	(131.347)	137.497	4.659	441.251

Fondo di quiescenza del personale

Il fondo di quiescenza rappresenta il valore degli impegni assunti da singole società del gruppo nei confronti del personale in quiescenza o tuttora in servizio.

In particolare, il fondo include:

- il valore degli impegni nei confronti del personale in quiescenza della Capogruppo, ricompreso nell'ambito del trattamento di quiescenza per il personale di cui al regolamento del "trattamento aggiuntivo di previdenza" del 1992. Tale accantonamento è stato effettuato sulla base delle risultanze di appositi calcoli attuariali.
- il valore degli impegni nei confronti del personale in servizio. Nel corso dell'esercizio si è avuta la definizione dell'accordo in materia di sistema di previdenza integrativo aziendale con le Rappresentanze Sindacali della Banca. Sulla base del suddetto accordo il Fondo di Previdenza Complementare è stato costituito, ai sensi del D. Lgs. 124/93, in due sezioni: "a prestazione definita" e "a contribuzione definita". La sezione del fondo cosiddetta "a contribuzione definita" opera in regime di previdenza complementare a contribuzione definita e a capitalizzazione individuale ed è alimentata dai contributi della Banca e degli iscritti;
- il valore degli impegni maturati alla data di bilancio verso i dipendenti per il trattamento pensionistico aggiuntivo dell'incorporata Banca Industriale Gallaratese; esso è determinato con riferimento ai compensi percepiti dal personale ed all'anzianità di servizio maturata.

Il fondo include, inoltre, il fondo complementare costituito in capo ad ICCRI-BFE S.p.A., articolato in due sezioni:

- la prima a prestazione definita, rappresenta il debito maturato alla data di bilancio verso i dipendenti in quiescenza per il trattamento pensionistico integrativo, determinato sulla base di calcoli attuariali con riferimento al vigente regolamento in materia;
- la seconda, a contribuzione definita, rappresenta il patrimonio di destinazione ex art. 2117 c.c. la cui gestione è stabilita da apposito regolamento.

Fondo imposte e tasse

Il fondo comprende il debito per imposte dirette di competenza dell'esercizio, le imposte indirette di competenza dell'esercizio ancora da versare, l'imposta relativa alla rivalutazione degli immobili, nonché le imposte differite passive maturate al 31 dicembre 2001.

Fiscalità differita

Di seguito si riporta la movimentazione delle attività per imposte anticipate, suddivise fra quelle imputate a conto economico e quelle portate ad incremento del patrimonio netto.

Attività per imposte anticipate con contropartita conto economico

1.	Importo iniziale	95.282
2.	Aumenti	32.259
2.1	Imposte anticipate sorte nell'esercizio	23.285
2.2	Altri aumenti	8.974
3.	Diminuzioni	6.762
3.1	Imposte anticipate annullate nell'esercizio	6.762
3.2	Altre diminuzioni	
4.	Importo finale	120.779

Attività per imposte anticipate con contropartita patrimonio netto

1.	Importo iniziale	15.276
2.	Aumenti	
2.1	Imposte anticipate sorte nell'esercizio	
2.2	Altri aumenti	
3.	Diminuzioni	5.176
3.1	Imposte anticipate annullate nell'esercizio	5.176
3.2	Altre diminuzioni	
4.	Importo finale	10.100

Le attività per imposte anticipate con contropartita patrimonio netto rappresentano il beneficio fiscale derivante dall'operazione di cartolarizzazione dei crediti effettuata nel 1999, la cui perdita è stata imputata a riduzione delle poste di patrimonio netto.

Di seguito si riporta la tabella relativa alla movimentazione delle passività per imposte differite, avvenuta nell'esercizio:

Passività per imposte differite

1.	Importo iniziale	26.153
2.	Aumenti	14.432
2.1	Imposte differite sorte nell'esercizio	11.664
2.2	Altri aumenti	2.768
3.	Diminuzioni	8.246
3.1	Imposte differite annullate nell'esercizio	8.246
3.2	Altre diminuzioni	
4.	Importo finale	32.339

Altri fondi - Fondo per cause passive

La consistenza di tale fondo al 31 dicembre 2001 accoglie la stima analitica delle prevedibili passività, a fronte di azioni giudiziali e stragiudiziali in essere nelle quali le società del Gruppo siano soggetti passivi.

Altri fondi – Fondi diversi

La sottovoce "Fondi diversi" include accantonamenti a fronte di rischi potenziali; in particolare risultano in essere stanziamenti per 3,1 milioni di euro per garanzie e impegni e 12,2 milioni di euro per oneri relativi al personale.
Si precisa che è pendente di fronte al Tribunale di Milano, Sez. VIII, una causa civile promossa dal Dr. Giovanni Francesco Cerea contro la Banca Popolare di Lodi per ottenere una condanna di quest'ultima a pagare un compenso di circa 38,5 milioni di euro per un presunto mandato che l'attore avrebbe eseguito su incarico della Banca e inerente l'acquisizione del pacchetto di controllo di Banca Popolare di Crema S.p.A.

Inoltre, la parte attorea chiede un'ulteriore somma a titolo di risarcimento del danno sia per un ritenuto inadempimento della Banca rispetto agli obblighi nascenti dal suddetto incarico, sia per la revoca, senza giustificato motivo, di un ulteriore supposto mandato relativo all'acquisizione di altra banca popolare.

In particolare, l'attore sostiene di aver consigliato, preparato ed eseguito, su un asserito incarico della Banca, l'acquisto del 51% del capitale sociale di Banca Popolare di Crema S.p.A. da parte della fiduciaria Summa S.A., assicurando così alla Banca indirettamente il controllo di Banca Popolare di Crema S.p.A., controllo che la Banca avrebbe solo successivamente acquisito in modo diretto con l'offerta pubblica di acquisto e scambio lanciata il 5 ottobre 2000.

La Banca Popolare di Lodi, costituendosi in giudizio, ha evidenziato la totale infondatezza delle pretese attoree, precisando:

1) di non aver mai conferito alcun mandato al Dr. Cerea;
2) di aver acquisito il controllo di Banca Popolare di Crema S.p.A. unicamente attraverso l'offerta pubblica di acquisto e scambio condotta con assoluta trasparenza e nel pieno rispetto della legge;
3) che l'azione del Dr. Cerea è temeraria e pertanto comporta la responsabilità dell'attore per le spese del giudizio e i danni arrecati alla Banca Popolare di Lodi

Con successiva memoria, la difesa del Dr. Cerea ha formulato un'ulteriore domanda, chiedendo che venga accertato, in subordine all'eventuale mancato accoglimento delle proprie iniziali domande, che la Banca si sia ingiustificatamente arricchita ai danni del Dr. Cerea, chiedendo altresì la condanna della convenuta Banca Popolare di Lodi a pagare all'attore la medesima somma inizialmente chiesta con l'atto di citazione.

La Banca si è difesa sul punto sostenendo l'assoluta inammissibilità ed improponibilità di tale domanda in quanto esperita tardivamente e comunque deducendo l'infondatezza della pretesa attorea in fatto ed in diritto.

In data 2 gennaio 2002, sono intervenuti nel giudizio il sig. Ernesto Preatoni e la Società Parin S.p.A., chiedendo, in via preliminare, la chiamata in causa di Summa S.A.. Nel merito gli intervenuti hanno chiesto di dichiarare la nullità di tutti gli atti che sarebbero stati oggetto del presunto mandato conferito al Dr. Cerea e per l'effetto di condannare la Banca alla restituzione agli originari azionisti delle azioni della Banca Popolare di Crema S.p.A. al medesimo prezzo di acquisto effettuato dalla Summa S.A. e di accertare che nessun compenso è dovuto da Banca Popolare di Lodi al Dr. Cerea.

Gli intervenuti hanno chiesto, inoltre, la condanna di Banca Popolare di Lodi e del Dr. Cerea, in solido tra loro ex art. 2043 Cod. Civ., al risarcimento di tutti i danni subiti dagli stessi a causa dell'esecuzione del presunto mandato.

All'udienza del 22 gennaio 2002, il Giudice ha respinto l'istanza di chiamata in causa della Summa S.A., formulata dagli intervenuti, concedendo altresì nuovi termini per memorie a difesa in relazione all'intervento e fissando la successiva udienza al 9 aprile 2002.

La Banca ritiene, anche sulla base del parere dei propri legali, che dalle pretese formulate dagli attori, nell'ambito dei procedimenti in corso, non possano derivare conseguenze economico patrimoniali pregiudizievoli per sè e per il Gruppo Bipielle. Pertanto non sono stati effettuati accantonamenti in bilancio, in quanto la possibilità che la causa in oggetto possa comportare effetti sul patrimonio aziendale e di gruppo è da ritenersi ragionevolmente remota.

Sezione 8 - Il capitale, le riserve, il fondo per rischi bancari generali e le passività subordinate

Patrimonio netto e passività subordinate

Il patrimonio netto del Gruppo è costituito come segue:

Voce	Descrizione	Saldo
A) voce 100	Fondo per rischi bancari generali	17.560
B) voce 120	Differenze negative di consolidamento	28
C) voce 130	Differenze negative di patrimonio netto	734
D) voce 150	Capitale	360.870
E) voce 160	Sovrapprezzi di emissione	999.692
F) voce 170	Riserve:	137.047
	a) riserva legale	36.738
	b) riserva per azioni o quote proprie	10.854
	c) riserve statutarie	494
	d) altre riserve	88.961
G) voce 180	Riserve di rivalutazione:	183.306
	a) riserve di rivalutazione	198.456
	b) riserva da cartolarizzazione	-15.150
H) voce 200	Utile (Perdita) d'esercizio	75.311
	Totale patrimonio netto	**1.774.548**
I) voce 110	Passività subordinate	1.728.722
	Totale Patrimonio netto e passività subordinate	**3.503.270**

Patrimonio netto

In allegato, viene fornito il prospetto delle variazioni nei conti di patrimonio netto.

Relativamente alle singole voci si evidenzia quanto segue:

- *Fondo per rischi bancari generali*: corrisponde al valore stanziato dalla Capogruppo e non risulta variato nell'esercizio in esame.
- *Capitale sociale*: risulta interamente sottoscritto e versato, ed è costituito da n. 139.872.177 azioni ordinarie da nominali € 2,58 cadauna. Nel corso dell'esercizio, si è provveduto alla conversione in euro del capitale sociale ed alla contestuale imputazione a riserva della differenza da conversione. Sono state emesse 18.932.914 azioni a seguito dell'operazione di aumento del capitale sociale conclusasi nel mese di giugno 2001 già ampiamente descritta nella relazione sulla gestione.
- *Sovrapprezzi di emissione*: il fondo, ammontante a 1.000 milioni di euro, presenta una variazione positiva a seguito dell'aumento di capitale effettuato nel giugno 2001.
- *Riserva legale*: l'incremento di circa 5 milioni di euro è dovuto all'assegnazione della quota utili 2000 passata a riserva, nonché all'imputazione della differenza di conversione del capitale sociale in euro.
- *Riserva per azioni o quote proprie*: presenta un saldo pari 10,9 milioni di euro a fronte delle azioni proprie detenute in portafoglio al 31.12.2001 per numero 958.700 azioni.
- *Riserve statutarie*: la voce si incrementa di circa 50 mila euro a fronte dei dividendi prescritti e passati a riserva.

- *Altre riserve*: la voce comprende le altre riserve della Capogruppo, nonché gli effetti patrimoniali derivanti dal consolidamento delle partecipazioni controllate e collegate.
- *Riserve di rivalutazione,* la voce comprende:
  - riserve di rivalutazione: la voce in esame include le riserve di rivalutazione effettuate in ottemperanza a specifiche norme di legge di rivalutazione.

    Sono incluse le riserve di rivalutazione delle società del gruppo per la quota di pertinenza di terzi in base agli equità ratios per un ammontare pari a 104,9 milioni di euro.
  - riserva da cartolarizzazioni: la voce è stata alimentata a norma dell'art. 6, della Legge n. 130 del 30 aprile 1999 a seguito dell'operazione di securitisation effettuata nel corso del 1999 e accoglie le perdite su crediti di competenza del Gruppo al netto del relativo effetto fiscale, che verranno imputate a conto economico nei prossimi due esercizi. Al fine di evidenziare con chiarezza gli effetti connessi alla metodologia contabile prevista dalla L. 130/99, negli schemi di bilancio è stata evidenziata un'apposita sottovoce imputata alla voce 180 "riserve di rivalutazione"; per garantirne la raffrontabilità, il dato dell'esercizio precedente è stato opportunamente riclassificato.

Passività subordinate

Al 31 dicembre 2001 le passività subordinate ammontano a 1.728,7 milioni di euro.

Le clausole di subordinazione prevedono che in caso di scioglimento o liquidazione della società emittente, il diritto del sottoscrittore sia subordinato al diritto dei depositanti, correntisti ed altri creditori che non siano subordinati o che abbiano un minor grado di subordinazione.

Nell'ambito dell'attività di rafforzamento patrimoniale, attraverso le due "società veicolo" appositamente costituite con autorizzazione della Banca d'Italia (Banca Popolare di Lodi Capital Company I e Banca Popolare di Lodi Capital Company II), sono stati emessi degli strumenti innovativi di capitale denominati Preference Shares, computabili nel patrimonio di base.

In allegato si riporta il dettaglio dei principali prestiti subordinati emessi dalle società del gruppo, nonché alcune informazioni relative alle Preference Shares.

Azioni o quote proprie

A fine esercizio il Gruppo aveva in proprietà n. 958.700 azioni proprie per 10,9 milioni di euro; come prescritto è stata accantonata tra le voci del patrimonio netto una riserva per acquisto azioni proprie di pari importo.

Differenze positive di patrimonio netto (voce 100 dell'attivo) e differenze negative di patrimonio netto (voce 130 del passivo)

Partecipata	Positive
Arca Merchant S.p.A.	597
Banca Caripe S.p.A.	69.334
Tiepolo Finance S.r.l.	2
Totale	**69.933**

Per le società valutate con il metodo del patrimonio netto, il maggior valore di carico rispetto alla corrispondente frazione di patrimonio netto, originatosi alla data di acquisizione, è stato iscritto alla voce 100 "Differenze positive di patrimonio netto". Esso è attribuibile ad avviamento e viene sistematicamente ammortizzato.

Partecipata	Negative
Assipromos S.r.l.	1
CFT Finanziaria S.p.A.	2
Ducato Insurance Brokers S.r.L.	31
Professional Ducato Servizi S.p.A.	58
Loseri S.p.A.	198
Unione Fiduciaria S.p.A.	443
Finoa S.r.l.	1
Totale	**734**

Differenze positive di consolidamento (voce 90 dell'attivo) e Differenze negative di consolidamento (voce 120 del passivo)

Partecipata	Positive
Bipielle Partecipazioni S.p.A.	11.917
Efibanca Palladio Finanziaria S.p.A.	1.156
Italfortune International Advisor S.A.	83
Bipielle Fondicri S.p.A.	2.086
Banca Bipielle Network S.p.A.	8.761
Banca Popolare di Mantova S.p.A.	1.430
Banca Popolare di Bronte S.p.A.	3.145
Banca Valori S.p.A.	7.887
Banca Bipielle Romagna S.p.A.	10.382
Banca Popolare di Crema S.p.A.	185.956
Efibanca S.p.A.	120.220
Bipielle Gestione del Credito S.p.A.	5.733
Bipielle Riscossioni S.p.A.	25
Cassa di Risparmio di Imola S.p.A.	23.322
ICCRI-BFE S.p.A.	449.285
Bipielle International Holding SA	33.327
Gruppo Palladio	650
Totale	**865.365**

Il valore contabile delle sopra elencate partecipazioni in società i cui bilanci sono stati consolidati integralmente dopo l'entrata in vigore del D. Lgs. 87/1992 è stato compensato a fronte delle corrispondenti frazioni del patrimonio delle stesse.

Le differenze positive, emergenti dalla differenza tra il valore di carico e il patrimonio netto, sono state iscritte, qualora non attribuite ad attività o passività specifiche, alla voce 90 "Differenze positive di consolidamento" in quanto rappresentative di avviamento, al netto della quota attribuibile ai terzi sulla base degli equity ratios.

Partecipata	Negative
Bipielle Previdenza Assicurativa S.r.l.	1
Bipielle I.C.T S.p.A.	27
Totale	**28**

Patrimonio di terzi

Il patrimonio di pertinenza di terzi, pari a 594,3 milioni di euro, è stato determinato applicando il metodo degli *equity ratios* ed è comprensivo della quota di terzi dei risultati economici netti dell'esercizio per un ammontare di 54,3 milioni di euro.

Patrimonio e requisiti prudenziali di vigilanza

Categorie/Valori		Importo
A.	**Patrimonio di vigilanza**	
A.1.	Patrimonio di base (tier 1)	1.099.514
A.2.	Patrimonio supplementare	1.099.514
A.3.	Elementi da dedurre	82.413
A.4.	Patrimonio di vigilanza	2.116.615
B.	**Requisiti di vigilanza**	
B.1.	Rischi di credito	1.774.123
B.2.	Rischi di mercato	168.774
	di cui:	
	Rischi del portafoglio non immobilizzato	168.653
	Rischi di cambio	121
	Prestiti subordinati deducibili dai rischi di mercato	75.000
B.3.	Altri requisiti prudenziali	12.144
B.4.	Totale requisiti prudenziali	1.880.041
C.	**Attività di rischio e coefficienti prudenziali**	
C.1.	Attività di rischio ponderate (*)	23.500.513
C.2.	Patrimonio di base/Attività di rischio ponderate	4,68%
C.3.	Patrimonio di vigilanza/Attività di rischio ponderate	9,01%

(*) Totale requisiti prudenziali moltiplicati per il reciproco del coefficiente minimo obbligatorio per i rischi di credito

Sezione 9 - Altre voci del passivo

	2001	2000
Voce 50		
Altre passività	1.170.678	1.290.483
Voce 60		
Ratei e risconti passivi	442.027	463.291
a) ratei passivi	299.754	379.631
b) risconti passivi	142.273	83.660

9.1 - Composizione della voce 50 "altre passività"

Debiti verso l'Erario per importi da versare per conto terzi	69.379
Partite viaggianti con le filiali	13.928
Contributi e gratifiche da pagare	28.678
Fatture da liquidare a fornitori	99.830
Contropartite valutazione contratti derivati	27.645
Contropartite valutazione operazione a termine in valuta	85.796
Somme a disposizione di terzi	49.223
Operazioni da regolare a mezzo stanza di compensazione	70.436
Scarti valuta su operazioni di portafoglio	75.171
Altri	650.592
Totale	**1.170.678**

9.2 - Composizione della voce 60 "ratei e risconti passivi"

Ratei passivi:	299.754
– Interessi passivi su rapporti con clientela	19.744
– Interessi passivi su rapporti con banche	26.795
– Interessi passivi su operazioni di P.c.T.	11.340
– Interessi su prestiti obbligazionari	165.250
– Operazioni di finanza derivata	72.353
– Altri	4.272
Risconti passivi:	142.273
– Interessi su operazioni di portafoglio	34.971
– Operazioni di finanza derivata	35.757
– Altri	71.545
Totale Ratei e Risconti Passivi	**442.027**

9.3 - Rettifiche per ratei e risconti passivi

a. voci del passivo	1.082
– Debiti verso banche	450
– Debiti verso clientela	617
– Debiti rappresentati da titoli	15
b. voci dell'attivo	9.320
– Crediti verso banche	
– Crediti verso clientela	9.320

Sezione 10 - Le garanzie e gli impegni

	2001	2000	var.%
Voce 10			
Garanzie rilasciate	1.487.812	1.908.982	-22,06%
Voce 20			
Impegni	2.746.687	3.430.157	-19,93%
Voce 30			
Derivati su crediti	205.099	206.640	-0,74%

Garanzie rilasciate (voce 10)

Il dettaglio per forma tecnica è così riepilogabile:

	2001	2000
a) Crediti di firma di natura commerciale:	882.604	797.926
– Crediti documentari	44.506	36.201
– Accettazioni	7.381	70.069
– Avalli e fideiussioni	690.712	691.646
– Altri	140.005	10
b) Crediti di firma di natura finanziaria:	583.661	507.322
– Avalli e fideiussioni	410.880	486.811
– Accettazioni bancarie	10.505	10.257
– Altri	162.276	10.254
c) Attività costituite in garanzia	21.547	603.734
Totale	**1.487.812**	**1.908.982**

10.1 - Composizione della voce 10 "garanzie rilasciate"

a) crediti di firma di natura commerciale	882.604
b) crediti di firma di natura finanziaria	583.661
c) attività costituite in garanzia	21.547

Impegni (voce 20)

Il dettaglio analitico della voce risulta essere il seguente:

	2001	2000
(a) Impegni ad erogare fondi ad utilizzo certo	409.368	1.665.279
– Impegni per mutui e finanziamenti da erogare	202.831	411.174
– Impegni per finanziamenti e depositi da erogare a banche	62.616	262.360
– Impegni per acquisti di titoli non ancora regolati	143.921	745.731
– altri		246.014
(b) Impegni ad erogare fondi ad utilizzo incerto	2.337.319	1.764.878
– Impegni per mutui stipulati a clientela da erogare	794.805	607.408
– Impegni Fondo Interbancario Tutela Depositi	22.052	16.768
– altri	1.520.462	1.140.702
Totale	**2.746.687**	**3.430.157**

La sottovoce "altri" include gli impegni relativi alle Put Option concesse dalla Capogruppo alle controparti venditrici nell'ambito dell'acquisizione di partecipazioni, qualora parte del corrispettivo sia stato regolato mediante consegna di quote azionarie di società del gruppo.

10.2 - Composizione della voce 20 "impegni"

a) impegni a erogare fondi a utilizzo certo	409.368
b) impegni a erogare fondi a utilizzo incerto	2.337.319

Il rischio connesso alle garanzie rilasciate ed agli impegni ad erogare fondi è valutato in modo analogo ai crediti per cassa e viene rettificato indirettamente, per la parte ritenuta di dubbio realizzo, con l'appostazione nel passivo di un apposito fondo per rischi e oneri.

In particolare:

a. le garanzie ed impegni verso soggetti in sofferenza ed incagliati sono stati valutati singolarmente, definendo per ciascuna posizione l'entità della stima di perdita.
b. le garanzie ed impegni concessi a soggetti appartenenti a comparti a rischio e a soggetti residenti in paesi a rischio sono stati valutati forfettariamente per classi di rischio, rispettivamente con riferimento a settori merceologici ed a paesi a rischio.

10.3 - Attività costituite in garanzia di propri debiti

Le attività costituite in garanzia dal Gruppo a fronte di proprie obbligazioni, rappresentate da titoli di Stato e da altre obbligazioni, sono così riepilogabili:

10.3 – Attività costituite in garanzia di propri debiti

Titoli a garanzia dell'anticipazione ricevuta dalla Banca d'Italia	139.620
Titoli a cauzione dell'emissione di assegni circolari	31.010
Titoli a cauzione di servizi di tesoreria e altri	642.551
Titoli ceduti a clientela per operazioni di pronti contro termine	2.066.901
Titoli a garanzia di altre operazioni	338.117

10.4 - Margini attivi utilizzabili su linee di credito

a) banche centrali	85.599
b) altre banche	707.574

10.5 - Operazioni a termine

Categoria di operazioni	Di copertura	Di negoziazione	Altre operazioni
1. Compravendite	4.229.347	224.032	
1.1 Titoli		214.274	
– acquisti		110.914	
– vendite		103.360	
1.2 Valute	4.229.347	9.758	
– valute contro valute	627.593	604	
– acquisti contro euro	1.950.055	5.118	
– vendite contro euro	1.651.699	4.036	
2. Depositi e finanziamenti		225.303	2.785
– da erogare		146.169	975
– da ricevere		79.134	1.810
3. Contratti derivati	13.993.510	1.460.256	3.226.652
3.1 Con scambio di capitali	865.773	25.668	1.849.995
a) titoli			1.824.823
– acquisti			339.316
– vendite			1.485.507
b) valute	750.565	25.668	
– valute contro valute			
– acquisti contro euro	665.463	12.834	
– vendite contro euro	85.102	12.834	
c) altri valori	115.208		25.172
– acquisti	115.208		
– vendite			25.172
3.2 Senza scambio di capitali	13.127.737	1.434.588	1.376.657
a) valute	26.098		
– valute contro valute			
– acquisti contro euro	13.049		
– vendite contro euro	13.049		
b) altri valori	13.101.639	1.434.588	1.376.657
– acquisti	6.488.793	735.737	
– vendite	6.612.846	698.851	1.376.657

10.6 Contratti derivati su crediti	di negoziazione	altre operazioni
Categorie di operazioni		
1. Acquisti di protezione		
1.1 Con scambio di capitali		
1.2 Senza scambio di capitali		
2. Vendite di protezione		
2.1 Con scambio di capitali		
2.2 Senza scambio di capitali	205.099	

Sezione 11 - Concentrazione e distribuzione delle attività e delle passività

11.1 - Grandi rischi

a) ammontare	1.389.215
b) numero	5

11.2 - Distribuzione dei crediti verso clientela per principali categorie di debitori

a) Stati	425.803
b) Altri enti pubblici	648.535
c) Societa' non finanziarie	11.985.662
d) Societa' finanziarie	2.015.393
e) Famiglie produttrici	1.085.530
f) Altri operatori	3.442.235

11.3 - Distribuzione dei crediti verso imprese non finanziarie e famiglie produttrici residenti

a) Altri servizi destinabili alla vendita	2.858.755
b) Servizi del commercio, recuperi e riparazioni	1.705.813
c) Edilizia e opere pubbliche	980.930
d) Prodotti energetici	836.494
e) Prodotti alimentari, bevande e prodotti a base di tabacco	744.369

11.4 - Distribuzione delle garanzie rilasciate per principali categorie di controparti

a) Stati	7.409
b) Altri enti pubblici	5.082
c) Banche	32.424
d) Società non finanziarie	1.028.537
e) Società finanziarie	61.562
f) Famiglie produttrici	176.868
g) Altri operatori	300.265

11.5 Distribuzione territoriale delle attività e della passività

Voci/Paesi		Italia	Altri Paesi della UE	Altri Paesi
1.	Attivo	26.344.401	1.572.165	1.718.126
1.1	Crediti verso banche	3.483.409	547.787	845.735
1.2	Crediti verso clientela	18.414.526	714.735	473.897
1.3	Titoli	4.446.466	309.643	398.494
2.	Passivo	27.166.861	1.089.522	2.284.827
2.1	Debiti verso banche	3.938.824	877.371	1.955.820
2.2	Debiti verso clientela	10.463.336	195.413	51.641
2.3	Debiti rappresentati da titoli	11.306.874	16.604	1.718
2.4	Altri conti	1.457.827	134	275.648
3.	Garanzie e impegni	4.137.664	198.874	271.159

11.6 - Distribuzione temporale della attività e delle passività

Voci/Durata Residua	Durata determinata							Durata Indeterminata
	a vista	fino a 3 mesi	oltre 3 mesi fino a 12 mesi	Oltre 1 anno Fino a 5 anni		Oltre 5 anni		
				tasso fisso	tasso indicizzato	tasso fisso	tasso indicizzato	
1. Attivo	7.652.714	7.341.434	5.571.812	3.002.458	8.491.016	1.187.246	3.308.930	1.500.191
1.1 Titoli del tesoro Rifinanziabili	409	31.298	176.474	177.683	220.269	147.119	42.188	
1.2 Crediti verso banche	1.023.927	2.506.364	893.062	28.431	24.200	8.515	16.428	376.004
1.3 Crediti verso clientela	5.907.890	2.128.581	2.298.722	1.737.407	3.533.015	507.524	2.412.673	1.077.346
1.4 Obbligazioni e altri titoli di debito	7.711	267.176	482.569	267.609	2.103.523	280.057	414.843	44.569
1.5 Operazioni "fuori bilancio"	712.777	2.408.015	1.720.985	791.328	2.610.009	244.031	422.798	2.272
2. Passivo	10.460.307	8.474.142	5.422.653	4.666.866	7.534.623	997.533	1.554.178	20.059
2.1 Debiti verso banche	1.085.156	3.687.980	1.188.132	327.689	385.305	20.005	77.744	
2.2 Debiti verso clientela	8.482.262	2.102.108	51.774	143	7.431	46.612	21	20.039
2.3 Debiti rappresentati								
da titoli	416.959	597.460	2.137.952	3.250.330	4.272.195	240.787	409.500	13
- obbligazioni	54.365	228.837	1.786.935	3.097.763	4.257.139	240.787	409.500	
- certificati di deposito	40.959	363.291	351.017	151.067	15.056			13
- altri titoli	321.635	5.332		1.500				
2.4 Passività Subordinate	5.165	331	97.809	267.034	287.831	539.294	531.258	
2.5 Operazioni "fuori bilancio"	470.765	2.086.263	1.946.986	821.670	2.581.861	150.835	535.655	7

11.7 - Attività e passività in valuta

Nell'ambito della situazione patrimoniale del Gruppo, sono identificabili le seguenti componenti in valuta:

a) attività:	2.569.956
1. crediti verso banche	1.243.034
2. crediti verso clientela	1.077.932
3. titoli	159.245
4. partecipazioni	72.562
5. altri conti	17.183
b) passività:	2.475.743
1. debiti verso banche	2.273.264
2. debiti verso clientela	127.346
3. debiti rappresentati da titoli	133
4. altri conti	75.000

11.8 Operazioni di cartolarizzazione

11.8.1 Operazioni di cartolarizzazione del Gruppo

Operazione di cartolarizzazione con Tiepolo Finance S.r.l.

Nel corso del secondo semestre dell'esercizio 2000, la Banca, unitamente ad alcune banche del Gruppo, ha realizzato un'operazione di cartolarizzazione di crediti, ipotecari e ordinari, in sofferenza, avvalendosi delle disposizioni previste dalla Legge n. 130 del 30 aprile 1999.

In particolare, in data 30 dicembre 2000, il Gruppo ha ceduto crediti in sofferenza per un valore netto contabile di 158,2 milioni di euro a fronte di un corrispettivo di 153,5 milioni di euro, ad una società veicolo, la Tiepolo Finance S.r.l., costituita ai sensi dell'art. 1 della Legge 130/99 ed iscritta all'elenco di cui all'art. 107 del D.Lgs. 1° settembre 1993, n. 385, di cui la Capogruppo ha acquisito il controllo nel corso del primo semestre 2001.

La società veicolo ha finanziato l'acquisto dei crediti mediante l'emissione di titoli obbligazionari suddivisi in tre classi, A, B e C.

Le caratteristiche delle tre tipologie di titoli emessi sono le seguenti:

1) Titoli di Classe A (titoli senior): obbligazioni a tasso variabile (Euribor a sei mesi maggiorato di uno spread pari a 0,58% annuo) per un valore di 75 milioni di euro, a cui è stato attribuito rating AAA (Fitch) e Aaa (Moody's);
2) Titoli di Classe B (titoli mezzanine): obbligazioni a tasso fisso (5,5% annuo) per un valore di 30 milioni di euro, cui è stato attribuito rating AA- (Fitch) e Aa3 (Moody's);
3) Titoli di Classe C (titoli junior): obbligazioni a tasso variabile (Euribor a sei mesi maggiorato di uno spread pari a 0,40% annuo) per un valore di 50,5 milioni di euro, sottoscritte all'atto dell'emissione dagli originators.

I titoli di Classe A e di Classe C sono stati emessi alla pari, mentre per i titoli di Classe B è stato riconosciuto un disaggio di emissione del 0,43%. I titoli di Classe A e di Classe B sono quotati presso la Borsa del Lussemburgo.

Alle diverse tipologie di titoli è stato attribuito un diverso grado di subordinazione nella definizione delle priorità nei pagamenti sia per il capitale che per gli interessi. In particolare i titoli di Classe A hanno priorità nei pagamenti rispetto ai titoli di Classe B, mentre i titoli di Classe C presentano il maggior grado di subordinazione.

A maggior garanzia del pagamento degli interessi e del capitale dei titoli di Classe B, la Capogruppo ha concesso un mutuo a ricorso limitato nella forma di prestito titoli, per 33 milioni di euro.

Alla società veicolo è stata concessa da terzi una linea di credito di 12 milioni di euro, garantita dalla Capogruppo mediante concessione di un finanziamento subordinato, nella forma di prestito titoli, per 13 milioni di euro.

Inoltre, la Capogruppo, nell'ambito dell'operazione di copertura del rischio tasso stipulata dalla società veicolo con parti terze, ha concesso titoli in garanzia per 2,4 milioni di euro.

Nell'ambito dell'intera operazione, la Capogruppo ha inoltre assunto l'incarico di Servicer, gestendo il recupero e l'incasso dei crediti, nonché quello di Cash Manager.

I rischi che permangono in capo alla Capogruppo per effetto della descritta operazione, sono pertanto rappresentati dalle obbligazioni subordinate (titoli di Classe C), dalle garanzie prestate mediante concessione di finanziamento subordinato e di mutuo a ricorso garantito.

Nell'ambito dell'intera operazione, la Banca ha inoltre assunto l'incarico di Servicer, gestendo il recupero e l'incasso dei crediti, nonché quello di Cash Manager.

I costi e gli oneri relativi alla realizzazione dell'operazione di cartolarizzazione (commissioni di organizzazione, rating, consulenze, ecc.) pari a circa 1,4 milioni di euro, sono stati capitalizzati e ammortizzati in quote costanti in cinque anni a partire da quello in esame.

Le Banche del Gruppo hanno sottoscritto i titoli di Classe C (junior). Tali titoli, in quanto destinati a permanere in modo duraturo nel portafoglio titoli della banca, sono stati immobilizzati.

Al 31 dicembre 2001 i titoli hanno maturato interessi per 1,2 milioni di euro. Secondo quanto previsto dal regolamento di emissione, gli interessi sui titoli di Classe C, ancorchè maturati, saranno posti in pagamento a partire dal 2003.

Mentre i crediti relativi all'attività di Servicer troveranno esigibilità in sede di regolamento semestrale, il pagamento degli interessi sui titoli, nonché il rimborso dei titoli stessi sono soggetti a clausole di subordinazione.

Il rendiconto dell'operazione di cartolarizzazione al 31 dicembre 2001 evidenza uno sbilancio negativo. Pertanto, si è ritenuto opportuno, in via prudenziale, procedere a rettificare il valore delle attività poste a copertura dell' operazione. In considerazione delle clausole di subordinazione previste contrattualmente si sono rettificati integralmente il rateo per interessi maturati e i titoli di Classe C per 6 milioni di euro.

Di seguito si evidenzia il valore dei crediti ceduti alla data di cessione e al 31 dicembre 2001.

	Valore netto
30 dicembre 2000	153.463
31 dicembre 2001	141.742

Le attività oggetto di cartolarizzazione sono crediti, ipotecari e ordinari, in sofferenza

	30 dicembre 2000	31 dicembre 2001
Crediti ipotecari	81.726	76.050
Crediti ordinari	71.738	65.691
Totali	153.463	141.742

Nel corso del periodo considerato (30 dicembre 2000 - 31 dicembre 2001) sono stati effettuati incassi per 12,6 milioni di euro, evidenziando flussi attivi migliori rispetto a quanto previsto dal piano degli incassi originario.
L'andamento degli incassi, nonché la valutazione dei crediti esistenti al 31 dicembre 2001, evidenziano un effetto economico di periodo positivo per 0,9 milioni di euro.

Operazione di cartolarizzazione con Du.Ca. SPV S.r.l.

Nel corso del secondo semestre 2001, Bipielle Ducato ha perfezionato un'operazione di cartolarizzazione di tipo *revolving* su di un portafoglio di crediti *performing* al fine di diversificare le fonti di finanziamento.
In data 2 settembre 2001 la Società ha ceduto crediti al consumo per un valore in linea capitale di € 502.452.776,53 ad una società veicolo, Du.Ca. SPV srl, costituita ai sensi dell'art. 1 della Legge 130/99 ed iscritta all'elenco di cui all'art. 107 del D.Lgs. 1° settembre 1993, n. 385. A seguito degli incassi effettuati nel corso del 2001 sui crediti oggetto dell'operazione, la Società ha ceduto ulteriori € 58.876.080 in linea capitale secondo quanto contrattualmente stabilito per la ricarica del portafoglio e presupposto per la prosecuzione dell'operazione. Il periodo revolving dell'operazione terminerà nel gennaio 2006.
La società veicolo ha finanziato l'acquisto dei crediti mediante l'emissione di titoli obbligazionari suddivisi in tre classi:

- titoli di Classe A: obbligazioni a tasso variabile (Euribor a 3 mesi maggiorato di uno *spread* pari allo 0.42% annuo) per un valore di € 467.280.000, *Issue Price* 99.86%, a cui è stato attribuito *rating* pari a Aaa (Moody's) e AAA (Fitch);
- titoli di Classe B: obbligazioni a tasso variabile (Euribor a 3 mesi maggiorato di uno *spread* pari allo 0.90% annuo) per un valore di € 25.120.000, *Issue Price* 100%, a cui è stato attribuito *rating* A2 (Moody's) e A (Fitch);
- titoli di Classe C: obbligazioni a tasso variabile (Euribor a 3 mesi maggiorato di uno *spread* pari allo 1.80% annuo) per un valore di € 6.020.000, *Issue Price* 100%, a cui è stato attribuito *rating* Baa2 (Moody's) e BBB (Fitch);
- titoli di Classe M (*unrated*): obbligazioni a tasso fisso (4% annuo oltre un *Additional Return* da calcolarsi sulla base degli incassi) per un valore di € 5.817.619, sottoscritte interamente da Bipielle Ducato all'atto di emissione.

Alle diverse tipologie di titoli è stato attribuito un diverso grado di subordinazione nella definizione delle priorità nei pagamenti sia per il capitale che per gli interessi. In particolare i titoli di Classe A hanno priorità nei pagamenti rispetto ai titoli di Classe B, i Titoli di Classe B hanno priorità rispetto a quelli di Classe C ed, infine, i Titoli di Classe M presentano il maggior grado di subordinazione.
Bipielle Ducato ha anche assunto il ruolo di *Servicer*, essendo deputata all'incasso ed al recupero dei crediti ceduti, secondo procedure analizzate e condivise dalle controparti contrattuali dell'operazione.
Il rischio dell'operazione per la Società, rappresentato dalle obbligazioni di Classe M maggiormente subordinate nella cascata dei pagamenti, è costantemente monitorato sulla base dell'andamento degli incassi che vengono rendicontati attraverso strumenti di reportistica,
I costi e gli oneri derivanti dalla cartolarizzazione a carico della società relativi a commissioni di struttura, auditing e consulenze, pari a € 135 mila sono stati capitalizzati e verranno ripartiti in quote costanti in cinque esercizi, come risulta dal prospetto delle movimentazioni delle immobilizzazioni immateriali.

Di seguito si forniscono alcune informazioni quantitative relative all'operazione

Totale portafoglio crediti cartolarizzati al 31.12.2001 (incluse ricariche successive alla prima cessione)	503.679
Totale incassi al 31.12.2001 su crediti cartolarizzati	75.063
- di cui capitale	57.886
- di cui interessi	17.003

Ripartizione dei crediti cartolarizzati con oltre 1 rata scaduta:

	Capitale	Capitale scaduto e impagato	Interesse scaduto e impagato	Totale scaduto e impagato
2 rate scadute	13.255	601	222	823
3 rate scadute	2.230	140	61	201
4 rate scadute	750	69	28	97
5 rate scadute	198	14	8	22
Totale	16.433	824	319	1.143

11.8.2 Operazioni di cartolarizzazione di terzi

Il Gruppo detiene al 31 dicembre 2001 nel portafoglio non immobilizzato i seguenti titoli:

1) Senior Notes non quotate emesse da SCC S.p.A. rivenienti dall'operazione di cartolarizzazione dei crediti della società "Mariella Burani Fashion Group S.p.A., per nominali 840.000 Euro iscritte in bilancio per 815.620 e svalutate alla fine dell'esercizio per 3.193 Euro. I crediti oggetto dell'operazione di cartolarizzazione sono costituiti da crediti, sia esistenti sia futuri, derivanti da tre contratti di licenza e distribuzione: Calvin Klein Inc, Selene Japan Co. Ltd. e Santorico Co. Inc. e Mariella Burani Retail S.r.l.

2) Senior Notes non quotate emesse da SCC S.p.A. rivenienti dall'operazione di cartolarizzazione di crediti pecuniari in bonis della società "Leasinvest S.p.A.", per nominali 1.845.980 Euro iscritte in bilancio al costo di acquisto corrispondente al valore nominale. I crediti inclusi nel portafoglio iniziale ed in quelli successivi sono costituiti da crediti di Leasinvest S.p.A. nei confronti di società o dettaglianti associati direttamente o indirettamente a Conad "in bonis" al momento della cessione.

3) Senior Notes "Classe A1" non quotate emesse da Palazzo Finance S.p.A. rivenienti dall'operazione di cartolarizzazione da Mutui non performing di "Italfondiario S.p.A.", per nominali 5.625.489 Euro iscritte in bilancio al costo di acquisto corrispondente al valore nominale.

4) Mezzanine Notes "Classe A2" non quotate emesse da Palazzo Finance S.p.A. rivenienti dall'operazione di cartolarizzazione da Mutui non performing di "Italfondiario S.p.A.", per nominali 17.470.000 Euro iscritte in bilancio al costo di acquisto corrispondente al valore nominale.

Sezione 12 - Gestione ed intermediazione per conto terzi

Il Gruppo è autorizzato a svolgere i servizi di investimento mobiliare di cui all'art.1 comma 5 lettere a), b), c), d), e) del D. Lgs. 24 febbraio 1998, n. 58. Nell'ambito di tale autorizzazione le operazioni su valori mobiliari effettuate per conto terzi vengono sotto riportate:

12.1 Negoziazione titoli

a) acquisti	30.968
1. regolati	30.968
2. non regolati	
b) vendite	32.409
1. regolate	32.409
2. non regolate	

12.2 - Gestioni patrimoniali

I patrimoni gestiti per conto della clientela, espressi a valori di mercato, ammontano al 31 dicembre 2001 a 5.112 milioni di euro.

12.3 - Custodia ed amministrazione di titoli

Si riporta di seguito il dettaglio dei titoli (indicati al loro valore nominale) a custodia ed amministrazione

a. titoli di terzi in deposito	22.436.168
b. titoli di terzi depositati presso terzi	19.178.087
c. titoli di proprietà depositati presso terzi	3.111.805

12.4 - Incasso di crediti per conto di terzi: rettifiche dare e avere.

I crediti di terzi per i quali la Banca ha ricevuto l'incarico di curare l'incasso nell'ambito di operazioni di portafoglio sono riflessi in bilancio secondo il criterio della data di regolamento, che ha comportato le seguenti rettifiche alle scritture contabili:

12.4 Incasso di crediti per conto di terzi: rettifiche dare e avere

a) rettifiche "dare"	3.264.340
1. conti correnti	71.759
2. portafoglio centrale	2.866.308
3. cassa	3.489
4. altri conti	322.784
b) rettifiche "avere"	3.303.521
1. conti correnti	391.572
2. cedenti effetti e documenti	2.867.191
3. altri conti	44.758

12.5 Informazioni concernenti la società di Cartolarizzazione crediti Tiepolo Finance S.r.l.

Di seguito si riportano ulteriori informazioni inerenti l'operazione di cartolarizzazione di crediti non performing realizzata dal Gruppo, per mezzo della Società veicolo Tiepolo Finance S.r.l. di cui al punto 11.8.1

PROSPETTO RIASSUNTIVO DELLE ATTIVITA' CARTOLARIZZATE E DEI TITOLI EMESSI

	Situazione al 31/12/2001	Situazione al 31/12/2000
A. Attività Cartolarizzate	**141.741.568**	**153.463.469**
A.1) crediti	141.741.568	153.463.469
A.2) titoli		
A.3) altre (da specificare)		
B. Impiego delle disponibilità rivenienti dalla gestione dei crediti	**60.314.972**	
B.1) Titoli di debito		
B.2) Titoli di capitale		
B.3) Liquidià	181.974	
B.4) Operaz. Pronti/Termine	59.667.252	
B.5) Altri crediti	465.746	
C. Titoli Emessi	**155.500.000**	
C.1 Titoli di categoria A	75.000.000	
C.2 Titoli di categoria B	30.000.000	
C.3 Titoli di categoria C	50.500.000	
D. Finanziamenti Ricevuti	**46.200.000**	
D.1) Prestito Titoli	33.000.000	
D.2) Finanziamento Subordinato	13.200.000	
E. Altre Passività	**6.472.220**	**153.463.469**
E.1) Debiti v/ la Società	2.664	
E.2) Debiti Diversi	1.411.980	153.463.469
E.3) Ratei Passivi	5.057.576	
F. Interessi passivi su titoli emessi	**6.113.666**	
G. Commissioni e provvigioni a carico dell' Operazione	**3.012.528**	
G.1) per il servizio di Servicing	460.485	
G.2) per altri servizi	2.552.043	
G.2°) Comm. Collocam. Titoli Emessi	682.500	
G.2b) Comm.Bancarie	938	
G.2c) Cash Manager	10.000	
G.2d) Emittente	30.000	
G.2e) Paying Agent, Ron ed altre	128.605	
G.2f) Margine per IRS Cap	1.700.000	
H. Altri oneri	**3.231.189**	
H.1) Spese Legali e Professionali	1.110.690	
H.2) Perdite su Crediti	885.994	
H.3) Iva indetraibile	125.063	
H.4) Interessi Passivi su Finanziamenti	1.109.442	
I. Interessi generati dalle attività Cartolarizzate		
L. Altri ricavi	**6.241.703**	
L.1) Interessi Attivi	1.302.128	
L.2) Commissioni Attive di Start-Up	3.190.000	
L.3) Riprese di Valore su crediti	1.749.575	

Soggetti coinvolti nell'operazione:

Cedenti	Banca Popolare di Lodi Società Cooperativa a r.l., Cassa di Risparmio di Pisa S.p.A., Cassa di Risparmio di Lucca S.p.A., Cassa di Risparmi di Livorno S.p.A.
Servicer	Banca Popolare di Lodi, Scarl
Arranger	BNP PARIBAS, Finanziaria Internazionale Securitisation Group S.p.A.
Representative of Noteholders	Securitisation Services S.p.A
Liquidity Advance Facility Provider	BNP PARIBAS, Italian Branch
Operating Bank	BNP PARIBAS, Italian Branch
Interest Rate Cap Provider	BNP PARIBAS, London Branch
Principal Paying Agent	BNP PARIBAS, Italian Branch
Luxembourg Paying Agent	BNP PARIBAS, Luxembourg
Limited Recourse Loan Lender	Banca Popolare di Lodi, Scarl
Subordinated Loan Lender	Banca Popolare di Lodi, Scarl

Andamento dell'operazione:

L'operazione, avviatasi al termine dell'esercizio 2000, si è perfezionata in data 29/06/01 con l'emissione dei titoli che hanno finanziato l'acquisto dei crediti. Al 31/12/2001 gli incassi evidenziano un andamento superiore rispetto alle previsioni di incasso stimate.

Parte C – INFORMAZIONI SUL CONTO ECONOMICO CONSOLIDATO

Sezione 1 – Gli interessi

	2001	2000	var.%
Voce 10			
Interessi attivi e proventi assimilati	1.853.664	1.528.227	21,30%
Voce 20			
Interessi passivi e oneri assimilati	1.204.218	1.081.068	11,39%

1.1 Composizione della voce 10 "interessi attivi e proventi assimilati"

a) su crediti verso banche	188.245
di cui:	
– su crediti verso banche centrali	8.243
b) su crediti verso clientela	1.344.697
di cui	
– su crediti con fondi di terzi in amministrazione	9.585
c) su titoli di debito	303.410
d) altri interessi attivi	4.625
e) saldo positivo dei differenziali su operazioni "di copertura"	12.687
Totali	1.853.664

1.2 Composizione della voce 20 "Interessi passivi ed oneri assimilati"

a) su debiti verso banche	373.594
b) su debiti verso clientela	250.272
c) su debiti rappresentati da titoli	493.908
di cui:	
– su certificati di deposito	37.501
d) su fondi di terzi in amministrazione	93
e) su passività' subordinate	86.351
f) saldo negativo dei differenziali su operazioni "di copertura"	13.557
Totali	1.204.218

1.3 - Dettaglio della voce 10 "Interessi attivi e proventi assimilati"

a) su attività in valuta	133.196

1.4 - Dettaglio della voce 20 "Interessi passivi ed oneri assimilati"

a) su passività in valuta	149.325

Sezione 2 - Le commissioni

	2001	2000	var.%
Voce 40			
Commissioni attive	437.761	340.890	28,42%
Voce 50			
Commissioni passive	133.600	106.052	25,98%

2.1 Composizione della voce 40 "commissioni attive"

a) garanzie rilasciate	10.054
b) derivati su crediti	
c) servizi di gestione, intermediazione e consulenza:	236.868
1. negoziazione titoli	9.604
2 negoziazione valute	6.554
3. gestioni patrimoniali	104.859
3.1 individuali	103.972
3.2 collettive	887
4. custodia e amministrazione titoli	7.521
5. banca depositazia	9.214
6. collocamento titoli	51.320
7. raccolta ordini	11.355
8. attività di consulenza	5.837
9. distribuzione di servizi di terzi	30.604
9.1 gestioni patrimoniali	6.091
a) individuali	6.091
b) collettive	
9.2 prodotti assicurativi	9.352
9.3 altri prodotti	15.161
d) servizi di incasso e pagamento	57.409
e) servicing per operazioni di cartolarizzazioni	460
f) esercizio di esattorie e ricevitorie	9.340
g) altri servizi	123.630
Totale	437.761

Le commissioni iscritte alla sottovoce "altri servizi" derivano, per 48,9 milioni di euro da commissioni per spese di tenuta conto, per 19,4 milioni di euro dalla concessione di finanziamenti e mutui ipotecari, per 15,8 milioni di euro da servizi interbancari, per 12,4 milioni di euro dalla gestione di carte di credito e attività di credito al consumo, per 3 milioni di euro da attività di merchant banking, per 2,7 milioni di euro dall'attività di corporate finance e per la quota residua, per lo più da servizi resi alla clientela nell'ambito dello svolgimento dell'attività bancaria.

2.2 Dettaglio della voce 40 "commissioni attive Canali distributivi"

a) presso propri sportelli	
1. Gestioni patrimoniali	81.269
2. Collocamento titoli	39.501
3. Servizi e prodotti di terzi	7.034
b) offerta fuori sede	
1. Gestioni patrimoniali	23.590
2. Collocamento titoli	11.819
3. Servizi e prodotti di terzi	23.570

2.3 Composizione della voce 50 "commissioni passive"

a. garanzie ricevute	897
b. derivati su crediti	
c. Servizi di gestione e intermediazione	76.096
1 negoziazione titoli	4.516
2 negoziazione di valute	165
3 gestioni patrimoniali	
3.1 portafoglio proprio	
3.2 portafoglio di terzi	
4 custodia e amministrazione titoli	2.774
5 collocamento di titoli	50.878
6 offerta fuori sede di titoli, prodotti e servizi	17.763
d. servizi di incasso e pagamento	11.235
e. altri servizi	45.372
Totale	133.600

Sezione 3 - I profitti e le perdite da operazioni finanziarie (voce 60)

	2001	2000
Voce 60		
Profitti (Perdite) da operazioni finanziarie	-18.878	27.243

3.1 Composizione della voce 60 "profitti/perdite da operazioni finanziarie"

Voci/Operazioni	Operazioni su Titoli	Operazioni su Valute	Altre Operazioni
A1. Rivalutazioni	24.736	xxx	595
A2. Svalutazioni	-55.940	xxx	-1.013
B. Altri Profitti/perdite	1.615	12.294	-1.165
Totali	-29.589	12.294	-1.583
1. Titoli di Stato	-4.164		
2. Altri titoli di debito	3.008		
3. Titoli di capitale	-16.477		
4. Contratti derivati su titoli	-11.956		

Sezione 4 - Le spese amministrative

	2001	2000	var.%
Voce 80			
Spese amministrative			
a) spese per il personale	402.595	289.205	39,21%
b) altre spese amministrative	312.078	234.436	33,12%
Totale	**714.673**	**523.641**	**36,48%**

La ripartizione del costo del personale viene fornita nel conto economico.

La tabella seguente evidenzia il numero medio aritmetico del personale dipendente suddiviso per categoria e calcolato sulle consistenze numeriche alla fine degli anni 2000 e 2001.

4.1 Numero medio dei dipendenti per categoria	2001
a) dirigenti	97
b) quadri direttivi	1.631
c) restante personale	5.500
Totale	**7.228**

Altre spese amministrative

Le altre spese amministrative, pari a 312,1 milioni di euro, sono così composte:

Spese di manutenzione degli immobili e dei mobili	12.819
Premi assicurativi	6.910
Compensi a professionisti e consulenze varie	16.754
Spese legali e giudiziarie sostenute per recupero crediti	6.618
Spese per la fornitura di materiale vario a uso ufficio	10.740
Informazioni e visure	6.060
Perizie tecniche	583
Spese per vigilanza	7.724
Spese di pulizia	6.544
Spese di pubblicità e rappresentanza	13.193
Elargizioni	6.556
Spese per energia elettrica, riscaldamento e acqua	9.458
Spese postali	9.807
Acquisto beni e servizi	12.181
Costi per servizi informatici	21.553
Affitti passivi e spese condominiali	27.648
Rimborsi spese viaggio	5.708
Imposte indirette e tasse	23.147
Contributi associativi	2.150
Compensi amministratori sindaci	8.198
Altre spese	97.727
Totale	312.078

Sezione 5 - Le rettifiche, le riprese e gli accantonamenti

	2001	2000	var.%
Voce 90			
Rettifiche di valore per immobilizzazioni materiali ed immateriali	159.260	107.185	48,58%
Voce 100			
Accantonamenti per rischi e oneri	14.883	10.976	35,60%
Voce 120			
Rettifiche di valore su crediti ed accantonamenti per garanzie e impegni	198.875	135.115	47,19%
Voce 130			
Riprese di valore su crediti e su accantonamenti per garanzie e impegni	49.565	30.328	63,43%
Voce 140			
Accantonamenti ai fondi rischi su crediti	1.718	3.553	-51,65%
Voce 150			
Rettifiche di valore su immobilizzazioni finanziarie	12.466	3.639	242,57%
Voce 160			
Riprese di valore su immobilizzazioni finanziarie	7.255	376	1829,52%
Voce 230			
Variazione del fondo per rischi bancari generali	2.569	7.230	-64,47%

Rettifiche di valore su immobilizzazioni immateriali e materiali (voce 90)

Ammortamenti di beni materiali	48.202
Ammortamenti di beni immateriali	63.536
Ammortamenti di differenze positive di consolidamento e di patrimonio netto	47.522
Totale	**159.260**

Accantonamenti per rischi ed oneri (voce 100)

La voce include gli accantonamenti relativi ai fondi ricompresi nella voce “Fondi per rischi ed oneri”, già evidenziati nella tabella relativa alla movimentazione dei medesimi.

Rettifiche di valore su crediti ed accantonamenti per garanzie e impegni (voce 120)

5.1 Composizione della voce 120 "Rettifiche di valore su crediti e accantonamenti per garanzie e impegni"

a)	rettifiche di valore sui crediti	198.386
	di cui:	
	– rettifiche forfettarie per rischio paese	86
	– altre rettifiche forfettarie	22.215
b)	accantonamenti per garanzie e impegni	489
	di cui:	
	– accantonamenti forfettari per rischio paese	
	– altre accantonamenti forfettari	489
Totale		**198.875**

Le rettifiche di valore su crediti includono, per 12,6 milioni di euro, la quota di perdita dell'esercizio derivante dalla cartolarizzazione dei crediti effettuata dalla Capogruppo nel 1999 il cui ammontare complessivo è stato iscritto a riserva patrimoniale ai sensi della L. 130/99.

Riprese di valore su crediti ed accantonamenti su garanzie ed impegni (voce 130)

Le riprese di valore sono principalmente costituite dal recupero di crediti svalutati in esercizi precedenti a fronte di incassi e da riprese di valore su crediti effettuate in sede di valutazione.

Accantonamenti ai fondi rischi su crediti (voce 140)

La voce include accantonamenti al Fondo rischi su crediti effettuati quale componente integrativa del presidio a fronte del rischio su crediti.

Variazione del fondo rischi bancari generali (voce 230)

La voce si riferisce alla variazione del fondo effettuata da una società del Gruppo.

Sezione 6 - Altre voci del conto economico

	2001	2000	var.%
Voce 30			
Dividendi ed altri proventi	79.789	22.116	260,78%
Voce 70			
Altri proventi di gestione	140.062	95.925	46,01%
Voce 110			
Altri oneri di gestione	11.962	8.655	38,21%
Voce 190			
Proventi straordinari	170.283	152.906	11,36%
Voce 200			
Oneri straordinari	66.331	45.754	44,97%
Voce 240			
Imposte sul reddito dell'esercizio	75.557	61.787	22,29%

Dividendi ed altri proventi (voce 30)

I dividendi da azioni, quote ed altri titoli di capitale nonché da partecipazioni in imprese non del gruppo includono i dividendi ed il relativo credito d'imposta percepiti nel corso dell'esercizio.

Sono inoltre inclusi dividendi dell'esercizio 2001 da società partecipate per 36,9 milioni di euro relativi al dividendo deliberato dal Consiglio di Amministrazione di Hopa S.p.A. iscritti in quanto risultano elementi certi che ne assicurano l'approvazione in sede di deliberazione assembleare. L'importo indicato include la quota corrispondente al credito d'imposta per 13,3 milioni di euro.

Altri proventi di gestione (voce 70)

6.1 Composizione della voce 70 "altri proventi di gestione"

Fitti attivi su immobili	5.696
Recupero spese su depositi e conti correnti passivi	43.857
Recupero di imposte	35.275
Utili da attività di merchant banking	16.899
Altri	38.335
Totale	140.062

Altri oneri di gestione (voce 110)

6.2 Composizione della voce 110 "altri oneri di gestione"

Oneri per canoni di locazione finanziaria	1.230
Altri	10.732
Totale	11.962

Proventi straordinari (voce 190)

6.3 Composizione della voce 190 "proventi straordinari"

Sopravvenienze attive	24.124
Utili da realizzo di:	126.095
– Immobili	2.496
– Immobilizzazioni materiali	1.120
– Immobilizzazioni immateriali	
– Immobilizzazioni finanziarie	122.479
Altri	20.064
Totale	170.283

I proventi da realizzo di immobilizzazioni finanziarie derivano dalla cessione delle partecipazioni in Cassa Lombarda per 15,8 milioni di euro, in Commercial Union Insurance per 6,4 milioni di euro, in Arca Vita per 4,6 milioni di euro e dalla cessione di quote partecipative in ICCRI-BFE per 55,3 milioni di euro, in Cassa di Risparmio di Imola per 6,7 milioni di euro, in Bipielle Real Estate per 4,6 milioni di euro e Banca Popolare di Crema per 3,5 milioni di euro.

Oneri straordinari (voce 200)

6.4 Composizione della voce 200 "oneri straordinari"

Sopravvenienze passive	24.270
Perdite da realizzo di:	2.442
– Immobilizzazioni materiali	130
– Immobilizzazioni immateriali	
– Immobilizzazioni finanziarie	2.312
Altri	39.619
Totale	66.331

Imposte sul reddito dell'esercizio (voce 240)

6.5 Composizione della voce 240 "Imposte sul reddito dell'esercizio"	Importo
1. Imposte correnti (-)	-94.868
2. Variazione delle imposte anticipate (+/-)	25.497
3.Variazione delle imposte differite (-/+)	-6.186
4. Imposte sul reddito dell'esercizio (-1 +/-2 -/+3)	-75.557

Sezione 7 - Altre informazioni sul conto economico

7.1. - Distribuzione territoriale dei proventi

I proventi attengono all'operatività svolta per la maggior parte in Lombardia, in Toscana e in Sicilia, con presenze significative nel Piemonte, in Emilia Romagna e nel Lazio.

Parte D - ALTRE INFORMAZIONI

Sezione 1 - Gli amministratori ed i sindaci

1.1 Compensi	
a) amministratori	2.168
b) sindaci	355

1.2 Crediti e garanzie rilasciate	
a) amministratori	16.690
b) sindaci	1

L'importo è relativo ad operazioni creditizie poste in essere anche con società in cui gli amministratori risultano interessati.

Tali affidamenti sono stati deliberati nell'osservanza della vigente normativa (art. 136 del Decreto Legislativo 385 dell'1/9/1993).

Allegati

I presenti allegati contengono informazioni aggiuntive rispetto a quelle esposte nella Nota Integrativa, della quale costituiscono parte integrante.

Tali informazioni sono contenute nei seguenti allegati:

- Stato patrimoniale e conto economico consolidati pro-forma
- Rendiconto finanziario consolidato per l'esercizio al 31 dicembre 2001
- Prospetto delle variazioni nei conti di patrimonio netto consolidato
- Stato Patrimoniale e Conto Economico consolidati riclassificati
- Dettaglio delle partecipazioni diverse dalle imprese del Gruppo valutate con il metodo del costo
- Elenco passività subordinate

Stato patrimoniale consolidato pro-forma

	Voci dell'attivo	31 dicembre 2001		31 dicembre 2000 pro-forma	
10.	**Cassa e disponibilità presso banche centrali e uffici postali**		**134.670**		**114.582**
20.	**Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali**		**795.440**		**1.156.779**
30.	**Crediti verso banche:**		**4.876.931**		**6.102.819**
	a) a vista	729.712		2.363.116	
	b) altri crediti	4.147.219		3.739.703	
40.	**Crediti verso clientela**		**19.603.158**		**18.243.757**
	di cui:				
	- Crediti con fondi di terzi in amministrazione	2.103		2.117	
50.	**Obbligazioni e altri titoli di debito:**		**4.168.057**		**3.869.044**
	a) di emittenti pubblici	2.063.259		2.668.641	
	b) di banche	1.362.833		723.190	
	di cui:				
	- titoli propri	47.604		82.048	
	c) di enti finanziari	382.038		30.380	
	d) di altri emittenti	359.927		446.833	
60.	**Azioni, quote e altri titoli di capitale**		**429.131**		**365.361**
70.	**Partecipazioni**		**611.018**		**369.848**
	a) valutate al patrimonio netto	116.145		70.587	
	b) altre	494.873		299.261	
80.	**Partecipazioni in imprese del gruppo**		**403**		**33.525**
	a) valutate al patrimonio netto	10		33.360	
	b) altre	393		165	
90.	**Differenze positive di consolidamento**		**865.365**		**882.862**
100.	**Differenze positive di patrimonio netto**		**69.933**		**2**
110.	**Immobilizzazioni immateriali**		**211.834**		**166.366**
	di cui:				
	- costi di impianto	1.591		6.823	
	- avviamento	117.773		76.222	
120.	**Immobilizzazioni materiali**		**793.628**		**609.285**
140.	**Azioni o quote proprie**		**10.854**		**3.770**
150.	**Altre attività**		**2.376.643**		**1.925.725**
160.	**Ratei e risconti attivi:**		**496.152**		**484.494**
	a) ratei attivi	286.398		370.156	
	b) risconti attivi	209.754		114.338	
	di cui:				
	- disaggio di emissione su titoli	24.150		7.733	
	Totale dell'attivo		**35.443.217**		**34.328.219**

	Voci del passivo	31 dicembre 2001		31 dicembre 2000 pro-forma	
10.	**Debiti verso banche:**		**6.772.011**		**9.803.864**
	a) a vista	961.404		2.319.452	
	b) a termine o con preavviso	5.810.607		7.484.412	
20.	**Debiti verso clientela:**		**10.710.390**		**9.471.371**
	a) a vista	8.472.273		7.432.050	
	b) a termine o con preavviso	2.238.117		2.039.321	
30.	**Debiti rappresentati da titoli:**		**11.625.196**		**9.266.551**
	a) obbligazioni	10.375.326		7.523.354	
	b) certificati di deposito	921.403		1.106.636	
	c) altri titoli	328.467		636.561	
40.	**Fondi di terzi in amministrazione**		**4.887**		**6.841**
50.	**Altre passivita'**		**1.170.678**		**1.287.941**
60.	**Ratei e risconti passivi:**		**442.027**		**463.291**
	a) ratei passivi	299.754		379.631	
	b) risconti passivi	142.273		83.660	
70.	**Trattamento di fine rapporto di lavoro subordinato**		**145.874**		**151.506**
80.	**Fondi per rischi ed oneri:**		**441.251**		**430.442**
	a) fondi di quiescenza e per obblighi simili	155.789		160.596	
	b) fondi imposte e tasse	218.425		210.671	
	c) altri fondi	67.037		59.175	
90.	**Fondi rischi su crediti**		**33.327**		**24.151**
100.	**Fondo per rischi bancari generali**		**17.560**		**17.560**
110.	**Passivita' subordinate**		**1.728.722**		**1.501.657**
120.	**Differenze negative di consolidamento**		**28**		**29**
130.	**Differenze negative di patrimonio netto**		**734**		**1.325**
140.	**Patrimonio di pertinenza di terzi**		**594.306**		**592.220**
150.	**Capitale**		**360.870**		**290.878**
160.	**Sovrapprezzi di emissione**		**999.692**		**786.450**
170.	**Riserve:**		**137.047**		**105.192**
	a) riserva legale	36.738		31.342	
	b) riserva per azioni o quote proprie	10.854		3.770	
	c) riserve statutarie	494		445	
	d) altre riserve	88.961		69.635	
180.	**Riserve di rivalutazione**		**183.306**		**60.919**
	a) riserve di rivalutazione	198.456		83.517	
	b) riserva da cartolarizzazione	(15.150)		(22.598)	
200.	**Utile d'esercizio**		**75.311**		**66.031**
	Totale del passivo		**35.443.217**		**34.328.219**

Garanzie e impegni pro-forma

	Voci	31 dicembre 2001		31 dicembre 2000 pro-forma	
10.	**Garanzie rilasciate**		**1.487.712**		**1.908.982**
	di cui:				
	- accettazioni	10.505		10.257	
	- altre garanzie	1.477.207		1.898.725	
20.	**Impegni**		**2.746.687**		**2.343.144**
	di cui:				
	- per vendite con obbligo di riacquisto	5.621		483.776	
30.	**Derivati su crediti**		**205.099**		**206.640**

Conto economico consolidato pro-forma

	Voci del conto economico	Esercizio 2001		Esercizio 2000 pro-forma	
10.	**Interessi attivi e proventi assimilati**		**1.853.664**		**1.826.554**
	di cui:				
	- su crediti verso clientela	1.344.697		1.199.355	
	- su titoli di debito	303.410		312.203	
20.	**Interessi passivi e oneri assimilati**		**1.204.218**		**1.210.655**
	di cui:				
	- su debiti verso clientela	250.272		190.078	
	- su debiti rappresentati da titoli	493.908		532.965	
30.	**Dividendi e altri proventi:**		**79.789**		**28.675**
	a) su azioni, quote e altri titoli a reddito variabile	6.546		4.168	
	b) su partecipazioni	50.397		9.047	
	c) su partecipazioni in imprese del gruppo	22.846		15.460	
40.	**Commissioni attive**		**437.761**		**455.649**
50.	**Commissioni passive**		**133.600**		**134.894**
60.	**Profitti (Perdite) da operazioni finanziarie**		**(18.878)**		**32.301**
70.	**Altri proventi di gestione**		**140.062**		**127.764**
80.	**Spese amministrative:**		**714.673**		**697.258**
	a) spese per il personale	402.595		395.128	
	di cui:				
	- salari e stipendi	273.642		271.117	
	- oneri sociali	82.049		76.643	
	- trattamento di fine rapporto	22.244		23.058	
	- trattamento di quiescenza e simili	11.100		13.095	
	b) altre spese amministrative	312.078		302.130	
90.	**Rettifiche di valore su immobilizzazioni immateriali e materiali**		**159.260**		**155.988**
100.	**Accantonamenti per rischi ed oneri**		**14.883**		**14.124**
110.	**Altri oneri di gestione**		**11.962**		**11.851**
120.	**Rettifiche di valore su crediti e accantonamenti per garanzie e impegni**		**198.875**		**165.696**
130.	**Riprese di valore su crediti e su accantonamenti per garanzie e impegni**		**49.565**		**38.385**
140.	**Accantonamenti ai fondi rischi su crediti**		**1.718**		**9.582**
150.	**Rettifiche di valore su immobilizzazioni finanziarie**		**12.466**		**3.825**
160.	**Riprese di valore su immobilizzazioni finanziarie**		**7.255**		**1.925**
170.	**Utili (Perdite) delle partecipazioni valutate a patrimonio netto**		**1.085**		**9.791**
180.	**Utile delle attivita' ordinarie**		**98.648**		**117.171**
190.	**Proventi straordinari**		**170.283**		**158.039**
200.	**Oneri straordinari**		**66.331**		**49.174**
210.	**Utile straordinario**		**103.952**		**108.865**
230.	**Variazione del fondo per rischi bancari generali**		**2.569**		**7.230**
240.	**Imposte sul reddito dell'esercizio**		**75.557**		**97.415**
250.	**Utili (Perdite) di pertinenza di terzi**		**54.301**		**55.360**
260.	**Utile d'esercizio**		**75.311**		**66.031**

Note metodologiche per la redazione delle situazioni consolidate pro-forma al 31 dicembre 2001 e al 31 dicembre 2000.

In considerazione dei mutamenti che hanno riguardato il Gruppo Bipielle avvenuti nel corso dell'esercizio 2000, al fine di offrire un adeguato raffronto delle dinamiche riguardanti in particolare le poste economiche, è stata predisposta la situazione consolidata pro-forma al 31 dicembre 2000.

Di seguito si elencano le principali ipotesi utilizzate per la predisposizione:

- la situazione consolidata pro-forma al 31 dicembre 2000 è stata predisposta con riferimento all'area di consolidamento al 31 dicembre 2001;
- la situazione economicha al 31 dicembre 2000 comprende i dati delle società incluse nel consolidamento per l'intero esercizio. Il conto economico recepisce l'ammortamento degli avviamenti per l'intera quota annua.
- a fronte dell'acquisizione delle partecipazioni avvenute nel corso del 2000, sono state riprodotte le modalità di finanziamento effettivamente realizzate (aumento di capitale sociale, emissione di prestiti obbligazionari, indebitamento sull'interbancario); a fronte dell'indebitamento oneroso, sono stati considerati i relativi oneri finanziari.

Rendiconto finanziario consolidato per l'esercizio chiuso al 31 dicembre 2001

(in migliaia di euro)

FONDI DELLA GESTIONE	
Fondi generati dalla gestione reddituale	
Utile dell'esercizio	75.311
Rettifiche valore su immob. materiali ed immateriali	159.260
Rettifiche valore nette su crediti	149.310
Variazione netta del fondo rischi su crediti	9.176
Variazione netta del fondo rischi e oneri	7.862
Variazione fondo imposte e tasse	7.754
Rettifiche di valore nette su immobilizzazioni finanziarie	5.211
	413.884
Incremento delle passività	
Debiti verso la clientela	3.597.664
Passività subordinate	227.065
	3.824.729
FONDI GENERATI DA ATTIVITA' INVESTIMENTO	
Decremento delle attività	
Titoli di proprietà immobilizzati	273.762
Crediti verso banche	1.225.888
Differenze positive di consolidamento	1.076
	1.500.726
FONDI GENERATI DA ATTIVITA' DI FINANZIAMENTO	
Aumento capitale sociale	283.657
Altre variazioni minori	222
Decremento riserva da cartolarizzazione	7.448
Patrimonio di terzi	2.086
	293.413
TOTALE FONDI GENERATI	**6.032.752**
FONDI UTILIZZATI ED IMPIEGATI NELLA GESTIONE	
Incremento delle attività	
Cassa e disponibilità	20.088
Crediti verso la clientela	1.508.711
Titoli non immobilizzati	275.207
Altre attività, ratei e risconti attivi	563.608
	2.367.614
Decremento delle passività	
Fondi di terzi in amministrazione	1.954
Variazione netta del TFR	5.632
Variazione fondo quiescenza	4.807
Altre passività, ratei e risconti passivi	141.069
Debiti verso banche	3.031.853
	3.185.315
FONDI UTILIZZATI IN ATTIVITA' INVESTIMENTO	
Partecipazioni e azioni, quote ed altri titoli del capitale	213.259
Incremento Azioni proprie	7.084
Immobilizzazioni materiali	113.840
Immobilizzazioni immateriali	109.004
Altre variazioni da consolidamento	11.628
	454.815
FONDI UTILIZZATI PER ATTIVITA' DI FINANZIAMENTO	
Dividendi distribuiti	25.008
	25.008
TOTALE FONDI UTILIZZATI ED IMPIEGATI	**6.032.752**

Prospetto delle variazioni nei conti di patrimonio netto consolidato per gli esercizi chiusi al 31 dicembre 2000 e 2001

DESCRIZIONE	Fondo rischi bancari generali	Differenze negative di consolidamento	Differenze negative di patr. Netto	Capitale	Sovrapprezzi d'emissione
SALDO AL 31.12.99	10.330	480	712	172.957	252.803
Ripartizione risultato esercizio 1999 come da Assemblea Ordinaria del 29 aprile 2000					
- Riserve					
- Dividendi					
- Personale					
Tassa ammissione nuovi soci					
Aumento capitale sociale				115.557	533.318
Conversione prestiti obbligazionari				81	329
Variazione fondo rischi bancari generali	7.230				
Fusione BMI				2.283	
Utilizzo riserva di cartolarizzazione					
Variazione riserva di rivalutazione					
Variaz.netta fondo acq. azioni proprie					
Variaz. diff. negativa di consolidamento		-452	613		
Altre variazioni					
Utile dell'esercizio 2000					
SALDO AL 31.12.2000	17.560	28	1.325	290.878	786.450
Ripartizione risultato esercizio 2000 come da Assemblea Ordinaria del 21 aprile 2001					
- Riserve					
- Dividendi					
- Personale					
Minori dividendi distribuiti OPS Imola					
Tassa ammissione nuovi soci					
Aumento capitale sociale				70.307	213.226
Conversione prestiti obbligazionari				4	16
Conversione Capitale sociale in Euro				-319	
Utilizzo riserva di cartolarizzazione					
Rivalutazione ex legge 342/2000					
Variaz. fondo acqu. azioni proprie					
Variaz. diff. negativa di consolidamento			-591		
Altre variazioni					
Utile dell'esercizio 2001					
SALDO AL 31.12.2001	17.560	28	734	360.870	999.692

(*) Al 31/12/2001 include Euro 104.893 milioni riferibili a terzi in base agli "equity ratios"

Riserva legale	Riserva per azioni proprie	Riserve statutarie	Altre riserve	Riserve di rivalutazione (*)	Riserva da cartolarizzazione	Utile d'esercizio	Totale
26.240	5.031	440	46.021	22.993	-28.611	28.246	537.642
5.102			4.359			-9.461	
						-17.311	-17.311
						-1.474	-1.474
		5					5
							648.875
							410
							7.230
			2.591	6.080			10.954
					6.013		6.013
				54.444			54.444
	-1.261		1.261				
			452				613
			684				684
						77.756	77.756
31.342	3.770	445	55.368	83.517	-22.598	77.756	1.325.841
							0
							0
							0
5.077		41	47.630			-52.748	0
						-22.054	-22.054
						-2.954	-2.954
			194				194
		8					8
			124				283.657
							20
319							0
					7.448		7.448
				118.705			118.705
	7.084		-7.084				0
							-591
			-7.271	-3.766			-11.037
						75.311	75.311
36.738	10.854	494	88.961	198.456	-15.150	75.311	1.774.548

Stato patrimoniale consolidato riclassificato

Voci dell'attivo	31/12/2001 (Eur/000)	30/09/2001 (Eur/000)	31/12/2000 pro forma (Eur/000)
Cassa e disponibilità presso banche centrali e uffici postali	134.670	95.509	114.582
Crediti verso banche	4.876.931	4.222.071	6.102.819
Crediti verso clientela	19.603.158	18.918.026	18.243.757
Titoli non immobilizzati	4.837.737	4.590.368	4.562.530
Immobilizzazioni	2.171.774	2.090.642	2.007.678
- titoli immobilizzati	554.891	824.755	828.654
- partecipazioni	611.421	481.626	403.373
- immobilizzazioni immateriali	211.834	218.512	166.366
- immobilizzazioni materiali	793.628	565.749	609.285
Azioni proprie	10.854	21.609	3.770
Differenze positive di consolidamento e di patrimonio netto	935.298	946.497	882.864
Altre attività, ratei e risconti attivi	2.872.795	2.700.677	2.410.219
Totale attivo	**35.443.217**	**33.585.399**	**34.328.219**

Voci del passivo	31/12/2001 (Eur/000)	30/09/2001 (Eur/000)	31/12/2000 pro forma (Eur/000)
Debiti verso banche	6.772.011	6.455.174	9.803.864
Debiti verso clientela e debiti rappresentati da titoli	22.335.586	20.672.674	18.737.922
Fondi di terzi in amministrazione, altre passività, *ratei e risconti passivi*	1.617.592	1.996.147	1.758.073
Fondi	620.452	576.794	606.099
- trattamento di fine rapporto di lavoro subordinato	145.874	144.480	151.506
- fondo di quiescenza e per obblighi simili	155.789	150.661	160.596
- fondo imposte e tasse	218.425	185.215	210.671
- fondo rischi ed oneri diversi	67.037	55.610	59.175
- fondo rischi su crediti	33.327	40.828	24.151
Passività subordinate	1.728.722	1.653.487	1.501.657
Patrimonio netto di terzi	594.306	580.484	592.220
Patrimonio netto	1.774.548	1.650.639	1.328.384
- capitale sociale	360.870	360.870	290.878
- fondo rischi bancari generali	17.560	17.560	17.560
- riserve	1.320.807	1.205.947	953.915
- *utile netto*	75.311	66.262	66.031
Totale passivo	**35.443.217**	**33.585.399**	**34.328.219**

Conto economico consolidato riclassificato

Voci del conto economico	31/12/2001 (Eur/000)	30/09/2001 (Eur/000)	31/12/2000 pro forma (Eur/000)
MARGINE DI INTERESSE	**729.235**	**513.146**	**644.574**
Commissioni nette	304.161	221.328	320.755
Profitti e perdite da operazioni finanziarie	-18.878	-22.464	32.301
Altri proventi di gestione	140.062	90.997	127.764
MARGINE DI INTERMEDIAZIONE	**1.154.580**	**803.007**	**1.125.394**
Spese amministrative e altri oneri di gestione	-726.635	-537.200	-709.109
- spese per il personale	-402.595	-298.410	-395.128
- altre spese amministrative	-312.078	-229.129	-302.130
- altri oneri di gestione	-11.962	-9.661	-11.851
RISULTATO DI GESTIONE	**427.945**	**265.807**	**416.285**
Rettifiche/ riprese di valore su immobilizzazioni materiali e immateriali	-159.260	-113.152	-155.988
Accantonamenti per rischi ed oneri	-14.883	-3.360	-14.124
Rettifiche/riprese di valore e accantonamenti su crediti	-151.028	-98.938	-136.893
Rettifiche/riprese di valore su immobilizzazioni finanziarie	-5.211	3.895	-1.900
Utili/(perdite) delle partecipazioni valutate a patrimonio netto	1.085	1.587	9.791
UTILE ATTIVITA' ORDINARIA	**98.648**	**55.839**	**117.171**
Componenti straordinarie	103.952	104.932	108.865
Variazioni fondo rischi bancari generali	2.569		-7.230
Imposte sul reddito dell'esercizio	-75.557	-55.978	-97.415
Utile di pertinenza di terzi	-54.301	-38.531	-55.360
UTILE NETTO	**75.311**	**66.262**	**66.031**

Evoluzione trimestrale del conto economico consolidato

Voci del conto economico	I trimestre 2000 pro-forma (Eur/000)	II trimestre 2000 pro-forma (Eur/000)	III trimestre 2000 pro-forma (Eur/000)	IV trimestre 2000 pro-forma (Eur/000)	I trimestre 2001 (Eur/000)	II trimestre 2001 (Eur/000)	III trimestre 2001 (Eur/000)	IV trimestre 2001 (Eur/000)
MARGINE DI INTERESSE	**160.513**	**159.605**	**164.553**	**159.901**	**173.692**	**171.336**	**168.118**	**216.089**
Commissioni nette	80.836	81.637	80.671	77.611	79.351	73.186	68.791	82.833
Profitti e perdite da operazioni finanziarie	8.785	453	10.703	12.360	-447	-3.026	-18.991	3.586
Altri proventi di gestione	23.630	26.836	29.878	47.420	31.762	29.155	30.080	49.065
MARGINE DI INTERMEDIAZIONE	**273.764**	**268.531**	**285.805**	**297.292**	**284.358**	**270.651**	**247.998**	**351.573**
Spese amministrative e altri oneri di gestione	-164.893	-186.084	-182.205	-175.927	-174.140	-181.741	-181.319	-189.435
- spese per il personale	-94.778	-101.896	-95.168	-103.286	-96.964	-101.733	-99.713	-104.185
- altre spese amministrative	-66.382	-79.468	-83.787	-72.493	-72.526	-78.569	-78.034	-82.949
- altri oneri di gestione	-3.733	-4.720	-3.250	-148	-4.650	-1.439	-3.572	-2.301
RISULTATO DI GESTIONE	**108.871**	**82.447**	**103.600**	**121.365**	**110.218**	**88.910**	**66.679**	**162.138**
Rettifiche/ riprese di valore su immobilizzazioni								
materiali e immateriali	-40.455	-36.059	-37.293	-42.182	-36.846	-36.967	-39.339	-46.108
Accantonamenti per rischi ed oneri	-1.627	-1.472	-555	-10.470	-195	-3.888	723	-11.523
Rettifiche/riprese di valore e accantonamenti su crediti	-25.057	-29.961	-44.337	-37.539	-32.628	-35.546	-30.764	-52.090
Rettifiche/riprese di valore su immobilizzazioni finanziarie	-11	-4.480	2.385	206	-276	-238	4.409	-9.106
Utili/(perdite) delle partecipazioni valutate a patrimonio netto	3.301	1.133	1.524	3.833	-441	1.507	521	-502
UTILE ATTIVITA' ORDINARIA	**45.022**	**11.608**	**25.324**	**35.213**	**39.832**	**13.778**	**2.229**	**42.809**
Componenti straordinarie	6.762	39.025	30.980	32.101	5.214	65.043	34.675	-980
Variazioni fondo rischi bancari generali	-7.230							2.569
Imposte sul reddito dell'esercizio	-25.131	-14.530	-24.983	-32.771	-17.545	-21.639	-16.794	-19.579
Utile di pertinenza di terzi	-11.788	-12.692	-14.495	-16.384	-11.550	-9.537	-17.444	-15.770
UTILE NETTO	**7.635**	**23.411**	**16.826**	**18.159**	**15.951**	**47.645**	**2.666**	**9.049**

Dettaglio delle partecipazioni diverse dalle imprese del Gruppo valutate con il metodo del costo

PARTECIPAZIONI	VALORE BILANCIO	Partec. %
Agenzia Sviluppo Simeto	3	3,0000
Agrifactoring S.p.A - Roma	0	2,5000
Agriturpesca S.r.l.	5	4,6875
Ali S.p.A.	5.155	28,3530
Angiolucci International S.A.	650	39,3900
Arca S.p.A. - Milano	5.027	12,4133
Area Banca S.p.A.	5	0,3840
Autocasa S.p.A.	418	47,5000
Aurelia S.p.A. PST della Toscana Occidentale	35	25,7070
B & A Broker Assicurazioni	103	14,2857
Banca Centrale di Credito Popolare - Centrobanca S.p.A. - Milano	30.142	3,9889
Banca d'Italia	58.706	2,3941
Banca Nazionale del Lavoro	23	0,0008
Banca Popolare del Levante S.p.A.- Bari.	88	1,2839
Bari Fonderie Meridionali S.p.A.	930	30,0000
Biasi S.p.A.	4.379	10,5970
Braidense Prima S.r.l.	0	100,0000
Braidense Seconda S.r.l.	103	100,0000
Buongiorno.it	2.500	1,1660
C.A.R.S.	1	2,8369
CA.RI.CE.SE.	5	0,0000
C.B.I. Factor S.p.A. – Milano	10	0,0255
Cassa di Risparmio di Firenze - Firenze	15.010	1,0835
CFN Class Financial Network	9	0,3019
Cedacrinord	1.917	7,6923
Centrale dei Bilanci S.r.l.	302	5,8335
Centro Factoring S.p.A. – Firenze	497	1,8519
Centro Fiduciario S.p.A.	2	0,9681
Centro Leasing S.p.A.	15.118	11,6005
Centro Servizi Elettrocontabili C.S.E. S.p.A. - Bologna	65	
Centro Servizi Promozione Imprend.le Bic Livorno S.r.l.	1	1,0399
Centro Tessile Cotoniero S.p.A. - Busto Arsizio	21	1,0000
Centrosim S.p.A. - Milano	430	4,0000
CE.VAL.CO. S.p.A.	11	1,0058
CILME S.p.A.- Cons.interb.lomb.per la moneta elettr.- Bergamo	144	9,8916
Cinecittà Studios S.p.A.	968	7,5000
Cithef scarl	1	9,0000
COIMA S.p.A. - Acireale	220	33,3300
Comital S.p.A.	7.203	35,0000
Commercial Union Insurance S.p.A.	714	1,0000
Compagnia dei Salari S.r.l.	13	19,4460
Consorzio Bancario SIR	2	0,1320
Consorzio Sempione	0	3,0300
Consulservice S.r.l.	0	0,7447
CONSULTING	10	5,0000
Cooperativa Artigiana di Garanzia Bolognese	5	2,8298
Cooperativa Artigiana di Garanzia Imolese	5	26,4550
CPL Concordia Scarl	932	0,0000
C.R.I.F. S.p.A.	17	1,1898
DOROGEST	2	15,0000
Eco S.p.A.	4.140	10,7840
Ecofor S.p.A. – Pontedera	105	0,6920
E-Geos S.p.A.	2	2,0000
E-Mid S.p.A.	417	6,9250
Elsag Banklab S.p.A.	919	13,3210
Emondo. Com	370	10,0000
Ente per lo Sviluppo Zona Industriale	0	19,7300
Eurocasse Sim S.p.A. – Milano	0	20,9564
Eufiserv S.C.	107	7,5724
Eurofondo Scpa	0	20,0000
Euromobiliare Asset Management	1	0,0125
Euros S.p.A. Cefor & Istinform Consulting - Roma	351	3,5497
Eurotunnel PLC	2.546	0,1500
Eurotunnel SA	2.363	0,1500
Eurovita S.p.A.	1.057	2,0155
Evam S.p.A.	3	0,1681
Evoluzione 94	4.541	13,9864
Factorit S.p.A. - Società di factoring delle Banche Popolari Italiane Milano	888	1,3424
F.C.M. Servizi S.r.l. - Gallarate	3	7,1430
Federazione Campana BCC	27	0,9271
Ferfina S.p.A.	8.597	15,0000
Fidi Toscana	2.349	4,5421
Fidia S.p.A.	1	20,0000
Finanziaria ICCRI BBL in liquidazione	1.309	50,0000
Finlombarda S.p.A. - Milano	28	0,2275
Fiera del Santerno	0	8,5000
Fioroni Sistema S.p.A.	0	1,7780
Firenze Mostre S.p.A. – Firenze	80	7,6900
FMCE S.p.a. in liquidazione, già Flashmall.it S.p.A.	0	15,5960
Fondo Garanzia Depos. Cred. coop.	0	0,0930
Gamma Croma S.p.A.	2.789	35,0590
GE.S.T. S.p.A.	0	0,4350

Ghenos Consultant S.r.l.	50	1,3750
Gesam	36	0,1268
Guaber S.p.A.	8.263	8,4540
Holding della Comunicazione H.D.C. S.p.A.	5.050	11,2260
Hopa S.p.A.	153.765	4,3854
I.A.C. S.p.A.	697	20,0000
I.C.C.R.E.A. Holding	48	0,0143
Immobiliare Barberini S.r.l.	1.657	7,6160
Imolascalo	52	10,0000
Immocri S.p.A.	8.224	14,6900
Industria e Università S.r.l. - Varese	53	0,5769
Informatica Casse Toscane S.p.A.	574	28,3000
Internazionale Marmi e Macchine Carrara S.p.A. – Carrara	205	1,4918
Interporto Toscano A. Vespucci S.p.A. – Livorno	319	3,9538
Intesa BCI	32	0,0045
Investimenti Immobiliari Lombardi S.p.A.	23.705	9,9789
Invitec France Sarl	0	2,7500
Invitec Servizi S.r.l.	0	1,4990
IRCE S.p.A.	1	0,0020
I.R.F.I.S. S.p.A. - *Roma*	70	0,1236
Istituto Centrale delle Banche Popolari Italiane S.p.A. - Roma	16.869	9,9879
Istituto Europeo di Oncologia S.r.l. - Milano	2.055	2,4000
Istituto per l'Enciclopedia della Banca e della Borsa S.p.A. - Roma	58	6,8474
Leasingroup Sicilia S.p.A. - Palermo	300	5,1200
Lombardia Nord Dogane S.p.A. - Varese	67	1,4000
Lucca Polo Fiere e Tecnologia	178	3,0000
LU.CEN.SE. S.p.A. – Lucca	44	12,5000
Mandelli S.p.A. in amm. Straord.	0	4,5030
Mediocredito Fondiario Centroitalia S.p.A.	963	0,6248
Mediocredito Toscano - Firenze	0	0,0012
Moby Invest S.p.A.	4.390	5,0000
Monte Titoli S.p.A.	500	4,6260
Navicelli di Pisa	48	5,7500
Necchi S.p.A.	8.481	7,5840
24 Ore Television	67	0,9873
Ospedaletto Servizi Soc. coop. – Pisa	0	4,0000
Pisa Parcheggi S.p.A.	4	3,0000
Porta di Roma	10.329	2,9850
Porto Industriale Livorno	559	12,1457
Promozione e sviluppo	1	13,1367
Reindustria	5	5,0000
SAFIBO S.p.A.	22	2,5000
S.A.T. Società Autostrada Tirrenica – S.p.A.	90	0,3483
SCI S.p.A. in fallimento	0	0,1320
S.S.B. - Società per i Servizi Bancari S.p.A. - Milano	99	1,0000
S.e.i.m. S.r.l. in liquidazione	0	10,0000
Sequenza S.p.A.	10.329	9,3640
Servizi Interbancari S.p.A. - Roma	635	3,0307
SIMEST S.p.A.	385	0,2650
Siteba S.p.A. – Roma	18	0,7618
SI.TE.L.	5	3,3300
Società Aeroporto Toscano Galileo Galilei S.p.A. – Pisa	538	7,5513
Società Cooperativa Luzzati. - Roma	0	0,0000
Società d'Area Brisighel	6	*11,0000*
Società di gestione di Fondi Immobiliari Chiusi S.p.A. - Milano	723	14,0000
Società *Interbancaria per* l'Automazione S.I.A. S.p.A. - Milano	217	1,1852
Società Italiana per il leasing S.p.A. – Italease – Milano	7.742	4,9614
S.T.A.I.	3	2,5126
S.T.B. Soc. delle Terme del Benessere S.p.A.	2.066	15,0000
Sviluppo Imprese Centro Italia	516	10,0000
Swift-Society for Worldwide Interbank Financial Telecommunication	30	0,0604
Ti.Bre S.p.A.	26	4,0000
Tre Pi S.p.A in corcordato preventivo	*0*	*20,0000*
TV Files S.p.A.	2.500	5,4840
Utet S.p.A.	8.656	8,2720
Versilia Sviluppo S.p.A. – Viareggio	0	1,0000
Viareggio Porto S.p.A. – Viareggio	4	1,0000
Wittur A.G.	1.546	1,2950
UBS Zurigo	2	0,0000
Zucchetti. Com	5.454	15,0000
Balando Balando S.p.A.	4.573	38,3300
Bocchi Holding BV	2.168	5,0300
Convergenza S.p.A.	833	1,2500
Ecopol S.p.A.	390	51,0000
Elilario S.p.A.	933	12,5000
Europtica	3.415	95,0000
Faro S.r.l.	1.196	43,4400
M.G. Mini Gears S.p.A.	5.940	75,0000
Sir Palladio Innovazione S.r.l.	7	100,0000
Palladio Sviluppo S.r.l.	28	100,0000
Red APS	277	50,0000
Regent S.r.l.	15	100,0000
Rouge Participation S.A.	234	50,0000
P.R.P. S.r.l.	33	33,3300
SALT S.p.A.	455	51,0000
Source Pro-Source S.p.A.	140	50,0000
Tesan	2	2,0000
Totale partecipazioni diverse	**494.873**	

Passività subordinate

Emittente	Importo	Valuta	Tasso d'interesse	Cedola	Data di emissione	Data di scadenza
Banca Popolare di Lodi	51.645.600	euro	indicizzato all'Euribor a tre mesi	trim.	01/07/1997	01/07/2002
Banca Popolare di Lodi	150.000.000	euro	variabile indicizzato all'Euribor tre mesi + 1,15%	trim.	16/11/2000	16/11/2007
Banca Popolare di Lodi	308.184.550.000	Lire Italiane	4,375% annuo fisso per tutta la durata del prestito	annuale	17/07/1998	01/07/2003
Banca Popolare di Lodi	299.954.030	euro	4,75% annuo fisso per tutta la durata del prestito	annuale	20/03/2000	01/06/2010
Banca Popolare di Lodi	12.911.400	euro	variabile indicizzato all'Euribor a sei mesi + 0,10%	sem.	01/01/1998	01/01/2003
Banca Popolare di Lodi	38.000.000.000	Lire italiane	4,5% annuo fisso per tutta la durata del prestito	sem.	01/06/2000	01/06/2005
Banca Popolare di Lodi	16.810.000.000	Lire italiane	variabile indicizzato all'Euribor a tre mesi	trim.	01/07/1997	01/07/2002
I.C.C.R.I.-BFE	200.000.000	euro	indicizzato all'Euribor a tre mesi + 1,50% fino al dicembre 2004; successivamente Euribor a tre mesi + 2,05%	trim.	22/12/1999	22/12/2009
Efibanca	11.878.580	euro	11,5% annuo fisso per tutta la durata del prestito	cedola unica al rimborso	11/08/1995	11/08/2002
Banca Popolare di Lodi	50.000.000	euro	variabile indicizzato all'Euribor tre mesi + 0,50%	trim.	23/07/2001	23/07/2003
Banca Popolare di Lodi	20.000.000	euro	6,75% annuo fisso per tutta la durata del prestito	trim.	10/01/2001	10/01/2008
Efibanca	10.000.000	euro	variabile indicizzato all'Euribor sei mesi + 0,75%	sem.	25/05/2001	25/05/2006
Efibanca	14.460.000	euro	variabile indicizzato all'Euribor sei mesi + 1%	sem.	21/06/2001	21/06/2006
Efibanca	20.000.000	euro	variabile indicizzato all'Euribor sei mesi + 0,75%	sem.	12/07/2001	12/07/2006
Efibanca	16.000.000	euro	variabile indicizzato all'Euribor sei mesi + 0,50%	sem.	01/08/2001	01/08/2006
Banca Popolare di Lodi	25.000.000	euro	variabile indicizzato all'Euribor tre mesi + 1%	trim.	10/01/2001	10/01/2008

Rimborso anticipato	Facoltà di conversione / altre clausole
la Banca ha facoltà di rimborsare anticipatamente il prestito trascorsi 24 mesi dall'emissione previa autorizzazione della Banca d'Italia	non è prevista la conversione in capitale
Non è previsto	non è prevista la conversione in capitale
la Banca ha facoltà di rimborsare anticipatamente il prestito trascorsi 36 mesi dall'emissione previa autorizzazione della Banca d'Italia	facoltà di conversione in azioni in ragione di una azione ogni obbligazione a partire dal quarantesimo giorno successivo all'emissione
la Banca ha facoltà di rimborsare anticipatamente il prestito a partire dal 15 giugno 2005 previa autorizzazione della Banca d'Italia	facoltà di conversione in azioni in ragione di una azione ogni obbligazione a partire dal quarantesimo giorno successivo all'emissione
la Banca ha facoltà di rimborsare anticipatamente il prestito trascorsi 24 mesi dall'emissione previa autorizzazione della Banca d'Italia	non è prevista la conversione in capitale
la Banca ha facoltà di rimborsare anticipatamente il prestito trascorsi 18 mesi dall'emissione previa autorizzazione della Banca d'Italia	non è prevista la conversione in capitale
la Banca ha facoltà di rimborsare anticipatamente il prestito previa autorizzazione della Banca d'Italia	è prevista la conversione in capitale
previa autorizzazione della Banca d'Italia, nel caso di Tax Event o a partire dal 6° anno su richiesta dell'emittente	non è prevista la conversione in capitale
la Banca ha facoltà di rimborsare anticipatamente il prestito previa autorizzazione della Banca d'Italia	non è prevista la conversione in capitale
la Banca ha facoltà di rimborsare anticipatamente il prestito trascorsi 18 mesi dall'emissione previa autorizzazione della Banca d'Italia	non è prevista la conversione in capitale
Non è previsto	non è prevista la conversione in capitale
Non è previsto	non è prevista la conversione in capitale
Non è previsto	non è prevista la conversione in capitale
Non è previsto	non è prevista la conversione in capitale
Non è previsto	non è prevista la conversione in capitale
Non è previsto	non è prevista la conversione in capitale

Strumenti ibridi di patrimonializzazione (Upper Tier II)

Emittente	Importo	Valuta	Tasso d'interesse	Cedola	Data di emissione	Data di scadenza
Banca Popolare di Lodi	50.000.000	euro	variabile indicizzato all'Euribor a tre mesi + 1%	trim.	15/12/2000	15/12/2010
Banca Popolare di Lodi	100.000.000	euro	6,75% annuo fisso per tutta la durata del prestito	trim.	15/12/2000	15/12/2010
ICCRI-BFE	250.000.000	euro	variabile indicizzato all'Euribor a sei mesi + 2,50%	sem.	24/02/2000	30/06/2010
ICCRI-BFE	75.000.000	euro	variabile indicizzato all'Euribor a tre mesi + 1%	trim.	14/12/2001	14/12/2011
ICCRI-BFE	50.000.000	euro	5,75% annuo fisso per tutta la durata del prestito	sem.	14/12/2001	14/12/2011

Rimborso anticipato	Facoltà di conversione / clausole diverse
la Banca ha facoltà di rimborsare anticipatamente il prestito previa autorizzazione della Banca d'Italia	non è prevista la conversione in capitale
la Banca ha facoltà di rimborsare anticipatamente il prestito previa autorizzazione della Banca d'Italia	non è prevista la conversione in capitale
la Banca ha facoltà di rimborsare anticipatamente il prestito previa autorizzazione della Banca d'Italia	non è prevista la conversione in capitale
la Banca ha facoltà di rimborsare anticipatamente il prestito previa autorizzazione della Banca d'Italia	non è prevista la conversione in capitale
la Banca ha facoltà di rimborsare anticipatamente il prestito previa autorizzazione della Banca d'Italia	non è prevista la conversione in capitale

Strumenti innovativi di capitale (Preference shares)

Emittente	Importo	Valuta	Tasso d'interesse	Cedola	Data di emissione	Data di scadenza
Banca Popolare di Lodi Investors Trust 1	25.000.000	euro	tasso indicizzato all'Euribor a 3 mesi + 3,25%	trim.	06/03/2000	31/12/2050
Banca Popolare di Lodi Investors Trust 2	75.000.000	euro	tasso indicizzato all'Euribor a 3 mesi + 3,00%	trim.	29/12/2000	31/12/2050


Relazione della
Società di Revisione

ANDERSEN

Arthur Andersen SpA
Via della Moscova 3
20121 Milano
www.andersen.com

Relazione della società di revisione sul bilancio consolidato ai sensi dell'art. 156 del D.Lgs. 24.2.1998, n. 58

Agli Azionisti della
Banca Popolare di Lodi S.c.a r.l.:

1. Abbiamo svolto la revisione contabile del bilancio consolidato della Banca Popolare di Lodi S.c.a r.l. (di seguito anche "Banca") e sue controllate chiuso al 31 dicembre 2001. La responsabilità della redazione del bilancio consolidato compete agli amministratori della Banca. E' nostra la responsabilità del giudizio professionale espresso sul bilancio consolidato e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   I bilanci di alcune società controllate che rappresentano rispettivamente circa il 18 % dell'attivo consolidato ed il 35% del margine di intermediazione consolidato, sono stati esaminati da altri revisori che ci hanno fornito le relative relazioni. Il nostro giudizio, espresso in questa relazione, per quanto riguarda i valori relativi a tali società inclusi nel consolidamento, è basato anche sulla revisione svolta da altri revisori.

   Per il giudizio relativo al bilancio consolidato dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 2 aprile 2001.

3. A nostro giudizio, il bilancio consolidato della Banca Popolare di Lodi S.c.a r.l. e sue controllate al 31 dicembre 2001 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della Banca Popolare di Lodi S.c.a r.l. e delle sue controllate.

Sede Legale
Via della Moscova 3 20121 Milano

Reg Imp 297092 Tribunale di Milano
R E A 960046
Cod Fisc 02456670561
Partita IVA 09869140153
Capitale Sociale Euro 1.500.000 i.v.

Bari Bologna Brescia Firenze
Genova Milano Napoli Padova
Roma Torino Treviso Verona

4. Per una migliore comprensione del bilancio consolidato si richiama l'attenzione sulle seguenti informazioni descritte nella nota integrativa consolidata:

   a) Le imposte sul reddito degli esercizi chiusi al 31 dicembre 2001, 2000 e 1999, sono state determinate dalla Banca tenendo in considerazione le agevolazioni relative alle operazioni di ristrutturazione bancaria previste dalla legge n. 461/1998 e dal relativo decreto attuativo (D.Lgs. n. 153/1999). Con un comunicato congiunto diffuso in data 3 aprile 2000, i Ministeri del Tesoro e delle Finanze hanno, tra l'altro, reso noto la sospensione di tali agevolazioni. In data 11 dicembre 2001 la Commissione della Comunità Europea ha notificato al Governo italiano la propria decisione di considerare le agevolazioni fiscali in argomento incompatibili con le norme del Trattato UE relative agli aiuti di Stato. Avverso tale decisione la Banca ha deciso di costituirsi in giudizio per il tramite dell'Associazione Bancaria Italiana. A seguito di tali eventi ed in conformità a quanto disposto dalla Consob con comunicazione del 15 febbraio 2001, la Banca ha fornito, in nota integrativa, l'informativa relativa agli effetti delle agevolazioni sul reddito dell'esercizio in esame e di quelli precedenti.

   b) Nel corso dell'esercizio la Banca ed alcune controllate, avvalendosi della facoltà prevista dalla Legge n. 342 del 21 novembre 2000 riguardante la rivalutazione dei beni delle imprese, hanno proceduto alla rivalutazione degli immobili. Le modalità e gli effetti di tale rivalutazione sono descritti in nota integrativa.

Milano, 2 aprile 2002

Arthur Andersen SpA

Umberto Lombardini - Socio

Indice

BILANCIO D'IMPRESA

BILANCIO CONSOLIDATO

Grafiche Serenissima S.r.L.